    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1999


                                                      REGISTRATION NO. 333-85103

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          VERITAS SOFTWARE CORPORATION
           (EXACT NAME OF CO-REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 7372                                77-0507675
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)                IDENTIFICATION NO.)

             1600 PLYMOUTH STREET, MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 335-8000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  CO-REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  MARK LESLIE
               CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
             1600 PLYMOUTH STREET, MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 335-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                         VERITAS OPERATING CORPORATION
           (EXACT NAME OF CO-REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 7372                                94-2823068
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)                IDENTIFICATION NO.)

             1600 PLYMOUTH STREET, MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 335-8000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  CO-REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  MARK LESLIE
               CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
             1600 PLYMOUTH STREET, MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 335-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                   COPIES TO
                            GORDON K. DAVIDSON, ESQ.
                              HORACE L. NASH, ESQ.
                              DARREN L. NUNN, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                          PALO ALTO, CALIFORNIA 94306
                                 (650) 494-0600
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SHARES                AMOUNTS TO BE     OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
TO BE REGISTERED                              REGISTERED              UNIT                 PRICE          REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
5 1/4% Convertible Subordinated Notes
  due 2004..............................      $12,460,000             100%              $12,460,000           $3,463(2)
Common stock, $0.001 par value per
  share.................................          (1)                  --                   --                   (3)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------


(1) Such indeterminate number of shares of Common Stock as shall be required for issuance upon conversion of the Notes being registered hereunder.

(2) A fee of $3,463 was previously paid by the Registrants.


(3) No additional consideration will be received for the Common Stock and, therefore, no registration fee is required pursuant to Rule 457(i).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   PROSPECTUS


                          VERITAS SOFTWARE CORPORATION
                                      AND
                         VERITAS OPERATING CORPORATION
                                  $12,460,000
                 5 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004
                AND COMMON STOCK OF VERITAS SOFTWARE CORPORATION
                     ISSUABLE UPON CONVERSION OF THE NOTES

     Holders of our 5 1/4% Convertible Subordinated Notes due 2004 may offer for sale the notes and the shares of common stock of VERITAS Software Corporation into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from the sale of the notes or the common stock by the selling holders. We will pay all expenses (other than selling commissions and fees and stock transfer taxes) of the registration and sale of the notes and the common stock into which the notes are convertible.


     A holder of the notes may convert any portion of a note (in multiples of $1,000) at any time into shares of common stock of VERITAS Software Corporation at a conversion price of $21.50 principal amount per share, subject to adjustment in certain events. Interest on the notes is payable in arrears on May 1 and November 1 of each year. We cannot redeem the notes before November 5, 2002. We may redeem the notes, in whole or in part, on or after November 5, 2002 at the redemption prices set forth in the section entitled "Description of Notes -- Optional Redemption" plus any accrued interest. In the event of a fundamental change (as defined in the indenture), each holder of the notes may require VERITAS Software Corporation to repurchase its notes at 101% of the principal amount of the notes plus accrued interest.


     The notes are unsecured obligations of VERITAS Software Corporation and VERITAS Operating Corporation and are subordinated in right of payment to all of our existing and future senior indebtedness. See "Description of Notes -- Subordination." The notes are not entitled to any sinking fund.


     The common stock of VERITAS Software Corporation is quoted on the Nasdaq National Market under the symbol VRTS. On August 25, 1999, the closing price of the common stock was $61 7/8 per share. We do not intend to apply for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages, or PORTAL, market of the Nasdaq Stock Market. The notes are not expected to remain eligible for trading on the PORTAL market and a trading market may not develop.


 INVESTING IN OUR CONVERTIBLE SUBORDINATED NOTES OR THE COMMON STOCK OF VERITAS
    SOFTWARE CORPORATION INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                                   BEGINNING
                         ON PAGE 6 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this prospectus is August 26, 1999


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................     1
VERITAS.....................................................     1
Recent Developments.........................................     1
Summary Financial Data......................................     3
Risk Factors................................................     6
Forward-Looking Statements..................................    14
Use of Proceeds.............................................    15
Common Stock Price Range....................................    15
Dividend Policy.............................................    15
Capitalization..............................................    16
Selected Financial Data.....................................    17
Ratio of Earnings to Fixed Charges..........................    20
VERITAS Summary Unaudited Pro Forma Combined Condensed
  Financial Data............................................    21
VERITAS Unaudited Comparative Per Share Data................    23
VERITAS Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................    25
The Network & Storage Management Group Management's
  Discussion and Analysis of Financial Condition and Results
  of Operations.............................................    42
Quantitative and Qualitative Disclosures about Market
  Risk......................................................    65
Business....................................................    67
Management..................................................    81
Related Party Transactions..................................    89
Principal Stockholders......................................    91
Selling Holders.............................................    93
Plan of Distribution........................................    95
Description of Notes........................................    97
Description of Capital Stock................................   105
Legal Matters...............................................   112
Experts.....................................................   112
Where You Can Find More Information.........................   113
Index to Financial Statements...............................   F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making an investment decision.

                                    VERITAS

     VERITAS designs, develops and markets software products that help large organizations rapidly and reliably access, manage, store and restore important information stored on their networked computer systems.


     We incorporated in Delaware on October 2, 1998 under the name VERITAS Holding Corporation. Unless expressly stated or the context otherwise requires, the terms "we," "our," "us," "the company" and "VERITAS" refer to VERITAS Software Corporation, a Delaware corporation formerly known as VERITAS Holding Corporation. When these terms are used in discussions of the financial position of the Registrant at or before March 31, 1999, they refer to VERITAS Software Corporation, a Delaware corporation now known as VERITAS Operating Corporation and sometimes referred to in this document as "Old VERITAS." Our address is 1600 Plymouth Street, Mountain View, California 94043, and our telephone number is
(650) 335-8000. Information contained on our Web site is not a part of this prospectus.


                              RECENT DEVELOPMENTS


     Our reported revenue for the three months ended June 30, 1999, including one month of operating results for the Network & Storage Management Group (NSMG) business of Seagate Software, Inc. and TeleBackup Systems (TeleBackup), was $114.6 million, compared with Old VERITAS' revenue of $48.1 million for the same period in 1998. This was a 138% increase from revenue reported for the three months ended June 30, 1998, including a 143% increase in license revenue from the comparable quarter in 1998. The revenue growth was driven primarily by increasing market acceptance of VERITAS' products, a larger percentage of total license revenue generated through the direct sales channel and the acquisition of NSMG in the three months ended June 30, 1999. Service revenue grew by 118%, and resulted primarily from increased sales of service and support contracts on new license sales and, to a lesser extent, from increased renewals of these contracts by our installed base of licensees. We also experienced an increase in demand for consulting and training services.


     For the three months ended June 30, 1999, we had a net loss of $162.3 million, or $1.33 per share, compared with Old VERITAS' net income of $8.5 million, or $0.08 per share on a diluted basis, for the three months ended June 30, 1998. Included in the net loss for the three months ended June 30, 1999 were one-time charges of $103.1 million for the write-off of in-process research and development and $11.0 million for merger and restructuring costs. Also included in the results for the three months ended June 30, 1999 was purchase accounting amortization of $76.6 million.

     The following table sets forth selected financial data of Old VERITAS for the five quarters ended March 31, 1999 and VERITAS for the quarter ended June 30, 1999:


                                                                   THREE MONTHS ENDED
                                      ----------------------------------------------------------------------------
                                      MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,    JUNE 30,
                                        1998        1998         1998            1998         1999         1999
                                      ---------   --------   -------------   ------------   ---------   ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
AS REPORTED CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
  Total net revenue.................  $ 39,082    $ 48,113     $ 56,545        $ 67,125     $ 71,904    $  114,648
  Amortization of developed
    technology......................        --          --           --              --           --         5,006
  Amortization of goodwill and other
    intangibles.....................        --          --           --              --           --        71,557
  Acquisition and restructuring
    costs...........................        --          --           --              --           --        11,000
  In-process research and
    development.....................        --       2,250           --          (1,650)          --       103,100
  Income (loss) from operations.....     9,838       9,801       14,774          19,255       19,494      (159,340)
  Net income (loss).................     9,055       8,541       12,593          21,459       13,583      (162,329)
  Net income (loss) per share --
    basic(1)........................  $   0.10    $   0.09     $   0.13        $   0.23     $   0.14    $    (1.33)
  Net income (loss) per share --
    diluted(1)......................  $   0.09    $   0.08     $   0.12        $   0.21     $   0.13    $    (1.33)
  Number of shares used in computing
    per share amounts -- basic(1)...    92,868      93,724       94,458          95,034       95,644       122,430
  Number of shares used in computing
    per share
    amounts -- diluted(1)...........   101,900     102,708      104,652         104,084      106,272       122,430


                                                                         AS OF
                                      ----------------------------------------------------------------------------
                                      MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,    JUNE 30,
                                        1998        1998         1998            1998         1999         1999
                                      ---------   --------   -------------   ------------   ---------   ----------
                                                                     (IN THOUSANDS)
AS REPORTED CONSOLIDATED BALANCE
  SHEET DATA:
  Working capital...................  $197,979    $204,967     $218,938        $198,842     $196,180    $  161,325
  Total assets......................   258,883     278,382      308,293         349,117      374,876     4,058,408
  Long-term obligations.............   100,872     100,839      100,805         100,773      100,733       100,739
  Accumulated deficit...............   (72,009)    (63,468)     (50,877)        (29,416)     (15,833)     (178,162)
  Stockholders' equity..............   117,482     128,512      145,669         169,854      190,255     3,595,184

-------------------------
(1) Share and per share data applicable to prior periods have been restated to give retroactive effect to a 2-for-1 stock split in the form of a stock dividend effected in July 1999.

                             SUMMARY FINANCIAL DATA


     The following historical financial information is derived from the audited consolidated financial statements of Old VERITAS for 1996 through 1998, audited financial statements of TeleBackup for 1996 through 1998, audited combined financial statements of the NSMG business for fiscal years 1996 through 1998, and the unaudited financial statements of VERITAS, TeleBackup and the NSMG business for the interim periods presented, all included elsewhere in this prospectus.



     The following unaudited pro forma financial data is derived from the VERITAS unaudited pro forma combined statements of operations for the year ended December 31, 1998 and the six months ended June 30, 1999 included elsewhere in this prospectus.



SUMMARY HISTORICAL FINANCIAL DATA OF OLD VERITAS AND VERITAS AND PRO FORMA FINANCIAL DATA OF VERITAS




                                                                                                VERITAS            VERITAS
                                                    OLD VERITAS              VERITAS           HISTORICAL         PRO FORMA
                                                    HISTORICAL              PRO FORMA     --------------------   -----------
                                           -----------------------------   ------------        SIX MONTHS        SIX MONTHS
                                              YEAR ENDED DECEMBER 31,       YEAR ENDED       ENDED JUNE 30,         ENDED
                                           -----------------------------   DECEMBER 31,   --------------------    JUNE 30,
                                            1996       1997       1998         1998         1998       1999         1999
                                           -------   --------   --------   ------------   --------   ---------   -----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Total net revenue........................  $72,746   $121,125   $210,865    $ 409,998     $ 87,195   $ 186,552   $   290,467
Income (loss) from operations............   11,858     20,076     53,668     (824,950)      19,639    (139,846)     (376,602)
Net income (loss)........................   12,129     22,749     51,648     (798,397)      17,596    (148,746)     (376,144)
Net income (loss) per share -- basic.....  $  0.14   $   0.25   $   0.55    $   (4.80)    $   0.19   $   (1.36)  $     (2.23)
Net income (loss) per share -- diluted...  $  0.13   $   0.23   $   0.50    $   (4.80)    $   0.17   $   (1.36)  $     (2.23)
Number of shares used in computing
  per share amounts -- basic.............   86,052     91,244     94,026      166,216       93,293     109,108       168,383
Number of shares used in computing
  per share amounts -- diluted...........   92,992     98,986    103,342      166,216      102,302     109,108       168,383



                                                                  AS OF
                                                              JUNE 30, 1999
                                                              --------------
                                                                  ACTUAL
                                                              --------------
                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................    $  161,325
Total assets................................................     4,058,408
Long-term obligations.......................................       100,739
Accumulated deficit.........................................      (178,162)
Stockholders' equity........................................     3,595,184


SUMMARY HISTORICAL FINANCIAL DATA OF THE NSMG BUSINESS

                                                                                                    NINE MONTHS
                                                                        YEAR ENDED                     ENDED
                                                              -------------------------------   -------------------
                                                              JUNE 28,    JUNE 27,   JULY 3,    APRIL 3,   APRIL 2,
                                                                1996        1997       1998       1998       1999
                                                              ---------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
COMBINED STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $ 116,742   $141,502   $175,046   $131,539   $170,225
Income (loss) from operations...............................   (102,655)   (41,208)     9,430      9,248     43,076
Net income (loss)...........................................    (94,596)   (33,200)     2,856      2,669     25,280

                                                                  AS OF
                                                              APRIL 2, 1999
                                                              -------------
COMBINED BALANCE SHEET DATA:
Total assets................................................    $115,270
Group equity................................................      63,611

SUMMARY HISTORICAL FINANCIAL DATA OF TELEBACKUP

                                                                                                    THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,          ENDED MARCH 31,
                                                             --------------------------------    ------------------
                                                               1996        1997        1998       1998       1999
                                                             --------    --------    --------    -------    -------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Canadian GAAP
Revenue....................................................  C $  252    C $  486    C$ 3,423    C $ 708    C$1,237
Net loss...................................................    (1,141)     (1,870)     (1,570)      (200)      (517)
Net loss per share -- basic and fully diluted..............  C$ (0.18)   C$ (0.25)   C$ (0.17)   C$(0.02)   C$(0.05)
Number of shares used in computing per share
  amounts -- basic and fully diluted.......................     6,288       7,385       9,347      8,043     11,362

                                                                   AS OF MARCH 31, 1999
                                                                   --------------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Canadian GAAP
Working capital.............................................             C$ 3,483
Total assets................................................                7,678
Long-term obligations.......................................                  271
Accumulated deficit.........................................               (5,151)
Shareholders' equity (deficiency)...........................                4,021

For a summary of the principal differences between U.S. and Canadian generally accepted accounting principles, see Note 13 in the consolidated financial statements of TeleBackup included in this prospectus.

                            PRO FORMA FINANCIAL DATA



     For the three months ended June 30, 1999, on a pro forma basis including the operating results of NSMG and TeleBackup for the periods prior to their respective dates of acquisition, we had pro forma revenue of $155.7 million. This represents an increase of 70% from the pro forma revenue of $91.6 million for the three months ended June 30, 1998, and an increase of 16% from the pro forma revenue of $134.7 million for the three months ended March 31, 1999. Excluding nonrecurring charges of $114.1 million and purchase accounting amortization of $76.6 million and related adjustments for income taxes, pro forma net income was $29.2 million for the three months ended June 30, 1999. This represents an increase of 102% over the pro forma net income for the three months ended June 30, 1998, and an 8% increase over the pro forma net income of $27.0 million for the three months ended March 31, 1999. After giving effect to the issuance of shares in the NSMG and the TeleBackup combinations to all periods, pro forma net income per share on a diluted basis for the three months ended June 30, 1999 was $0.16. This represents a 100% increase from pro forma net income per share of $0.08 for the same period last year, and a 7% increase from pro forma net income per share of $0.15 for the three months ended March 31, 1999.



     The following pro forma statement of operations data is intended to present VERITAS' operating results for each of the six quarters in the period ended June 30, 1999, excluding purchase accounting adjustments but including the results of NSMG and TeleBackup for the periods prior to their respective dates of acquisition, and assuming the companies had been combined at the beginning of the periods presented. These purchase accounting adjustments would have included, on a pre-tax basis, amortization of developed technology of approximately $15.0 million per quarter and amortization of goodwill and intangibles of approximately $215.5 million per quarter. These adjustments would have also included, on a pre-tax basis, approximately $103.1 million of in-process research and development charges and approximately $11.0 million of acquisition and restructuring costs during the three months ended June 30, 1999.


                                                                   THREE MONTHS ENDED
                                      ----------------------------------------------------------------------------
                                      MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,    JUNE 30,
                                        1998        1998         1998            1998         1999         1999
                                      ---------   --------   -------------   ------------   ---------   ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Total net revenue.................  $ 87,308    $ 91,620     $105,078        $125,992     $134,729    $  155,738
  Income from operations............    21,454      21,602       25,618          35,713       40,508        43,912
  Net income........................    14,224      14,498       17,116          23,896       26,969        29,228
  Net income per share -- basic.....  $   0.09    $   0.09     $   0.10        $   0.14     $   0.16    $     0.17
  Net income per share -- diluted...  $   0.08    $   0.08     $   0.09        $   0.13     $   0.15    $     0.16
  Number of shares used in computing
    per share amounts -- basic......   165,057     165,913      166,647         167,224      167,834       168,932
  Number of shares used in computing
    per share amounts -- diluted....   179,080     179,937      181,880         181,312      183,500       184,113

                           -------------------------

     Unless otherwise noted, all information in this prospectus relating to outstanding shares of VERITAS common stock or options to purchase VERITAS common stock is based upon information as of July 15, 1999 and reflects the two-for-one stock split announced by the board of directors of VERITAS on June 7, 1999 payable as a stock dividend on July 8, 1999 to stockholders of record on June 18, 1999.


     For a presentation of selected financial information regarding VERITAS, the Network & Storage Management Group business and TeleBackup Systems Inc., see "Selected Financial Data" beginning on page 17.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before investing in VERITAS. Investing in our securities involves a high degree of risk. Any of the following factors could harm our business and could result in a partial or complete loss of your investment.

WE MAY FAIL TO INTEGRATE OUR BUSINESS WITH THE BUSINESSES OF NSMG AND TELEBACKUP


     Product line integration will be difficult. We recently acquired the Network & Storage Management Group (NSMG) business of Seagate Software, Inc. and TeleBackup Systems Inc. (TeleBackup) and must integrate these independent businesses with our own. If we fail to integrate these businesses, our business and our quarterly and annual results of operations may be adversely affected. One key issue will be the integration of our products with those of NSMG and TeleBackup. This product line integration will involve consolidating products with duplicative functionality, coordinating research and development activities, and converging the technologies supporting the various products. For example, Old VERITAS' NetBackup product and NSMG's Backup Exec product share many features and functions, and NSMG's Client Exec product is very similar to TeleBackup's TSInfoPro. Technology convergence will be particularly difficult because Old VERITAS' products and NSMG's products lack a common technology architecture. In particular, NSMG's products were not designed for the degree of scalability that Old VERITAS' products were designed for, nor for use on a variety of operating systems. Further, we have no experience with product and technology integration on the scale that resulted from the NSMG and TeleBackup combinations.


     Other business integration issues, if not satisfactorily resolved, could have a material negative impact on our business. Other problems inherent in integrating Old VERITAS' business with the businesses of NSMG and TeleBackup include:

     - maintaining brand recognition for key products formerly associated with NSMG, such as Backup Exec, and TeleBackup, such as TSInfoPro, while migrating customer identification of these brands to VERITAS;

     - resolving channel conflicts that may arise between the original equipment manufacturer and direct sales distribution channels of Old VERITAS and the retail channels acquired in the NSMG combination;

     - coordinating, integrating and streamlining geographically dispersed operations, such as engineering facilities in California, Minnesota, Florida, North Carolina, Maryland, Colorado, Massachusetts, Washington, Canada and India; and

     - coping with customers' uncertainty about continued support for duplicative products.

     The integration will be expensive and is likely to interrupt our ordinary business activities. Any of these risks could harm our revenues and results of operations.

     Management and employee integration issues, if not satisfactorily resolved, could have a material negative impact on our business. Potential management and employee integration problems include:

     - resolving differences between the corporate cultures of Old VERITAS and the former NSMG business and TeleBackup; and

     - integrating the management teams of all three companies successfully. For example, Terence Cunningham, our President and Chief Operating Officer, who joined VERITAS from NSMG recently resigned.

WE WILL INCUR SIGNIFICANT ACCOUNTING CHARGES IN CONNECTION WITH THE NSMG AND TELEBACKUP COMBINATIONS THAT WILL REDUCE OUR EARNINGS IMMEDIATELY AND IN THE FUTURE


     The significant costs of integration associated with the NSMG and TeleBackup combinations increase the risk that we will not realize the anticipated benefits. Because we accounted for the NSMG combination and the TeleBackup combination as purchases, we recorded non-cash charges of $103.1 million in our statements of operations in the three months ended June 30, 1999, related to the write-off of in-process research and development. We also recorded goodwill and net other intangible assets of approximately $3,688.1 million. This amount will be amortized over four years, and will result in charges to operations of approximately $230.5 million per quarter. We also recorded a restructuring charge in the three months ended June 30, 1999 of $11.0 million related primarily to costs for duplicative facilities of Old VERITAS which we plan to vacate. These costs are in addition to the liability for the estimated costs to vacate duplicative facilities of the NSMG business.


WE HAVE A SIGNIFICANT AMOUNT OF DEBT WHICH WE MAY BE UNABLE TO SERVICE OR REPAY


     In October 1997 we issued $100.0 million in aggregate principal amount of 5.25% convertible subordinated notes due 2004 and in August 1999 we issued $465.8 million aggregate principal amount at maturity of 1.856% convertible subordinated notes due 2006 that result in us having a ratio of long-term debt to total capitalization at June 30, 1999 of approximately 11%. The annual interest payments on our outstanding notes are $5.3 million and $8.6 million respectively, which we expect to fund from cash flows from operations.


     We will need to generate substantial amounts of cash from our operations to fund interest payments and to repay the principal amount of debt when it matures, while at the same time funding capital expenditures and our other working capital needs. If we do not have sufficient cash to repay our debts as they become due, we may be unable to refinance our debt on reasonable terms or at all. For example, the notes we recently offered could be declared immediately due and payable if we do not make timely payments. While our cash flow has been sufficient to fund interest payments to date, if we cannot meet our debt obligations from the cash generated by our business, we may not be able to develop and sell new products, respond to changing business or economic conditions adequately, make acquisitions or otherwise fund our business.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AS A RESULT OF FACTORS OUTSIDE OUR CONTROL, WHICH COULD CAUSE THE MARKET PRICE OF OUR NOTES AND OF OUR STOCK TO DECLINE

     Fluctuations in our operating results are likely to affect the market price of our notes and our common stock in a manner that may be unrelated to our long-term operating performance. The more likely it is that market prices of our notes and our common stock will fluctuate, the riskier is your decision to acquire our securities. In addition, the number of factors that could affect our results makes an investment in our securities riskier than many other investments.

     Our revenues in any quarter will depend substantially on orders we receive and ship in that quarter. In addition, we typically receive a significant portion of orders in any quarter during the last two weeks of the quarter, and we cannot predict whether those orders will be placed, fulfilled and shipped in that period. If we have lower revenues than we expect, we probably will not be able to reduce our operating expenses quickly in response. Therefore, any significant shortfall in revenues or delay of customer orders could have an immediate adverse effect on our operating results in that quarter.

     The operating results of Old VERITAS and VERITAS, as well as the operating results of NSMG and TeleBackup, have fluctuated in the past, and our operating results are likely to fluctuate significantly in the future. Factors that could affect our operating results include:


     - the timing and magnitude of sales through original equipment manufacturers;

     - the unpredictability of the timing and level of sales to large distributors in the retail channel and our direct sales force, which tend to generate sales later in our quarters than original equipment manufacturer sales;

     - the timing and magnitude of large orders;

     - the timing and amount of our marketing, sales and product development expenses;

     - the cost and time required to develop new software products;

     - the introduction, timing and market acceptance of new products;

     - our ability to deliver products that are Year 2000 compliant;

     - the timing of revenue recognition for sales of software products and services;

     - changes in data storage and networking technology or introduction of new operating system upgrades by original equipment manufacturers, which could require us to modify our products or develop new products;

     - the relative growth rates of the Windows NT and UNIX markets;

     - the rate of adoption of Microsoft's release of the next version of Windows NT, or Windows 2000, by users;

     - pricing policies and distribution terms; and

     - the timing and magnitude of acquisitions.

WE DEPEND ON LARGE ORDERS WITH LENGTHY SALES CYCLES FOR A SIGNIFICANT PORTION OF OUR REVENUES

     Our revenues for a quarter could fluctuate significantly based on whether a large order is closed near the end of a quarter or delayed. Customer orders can range in value from a few thousand to a few million dollars. The length of time between initial contact with a potential customer and sale of a product, or our sales cycle, outside the retail channel is typically complex and lengthy, so it can last from three to nine months. These direct sales also represent our largest orders. Therefore, our revenues for a period are likely to be affected by the timing of larger orders, which makes those revenues difficult to predict. Our revenues for a quarter could be reduced if large orders forecasted for a certain quarter are delayed or are not realized. The cycle factors that could delay or defer an order, include:

     - time needed for technical evaluations of our software by customers;

     - customer budget restrictions;

     - customer internal review and testing procedures; and

     - engineering work needed to integrate our software with the customers' systems.

WE FACE MANY NEW DIFFICULTIES MANAGING A LARGER COMPANY

     The NSMG and TeleBackup combinations have created new challenges for our management. If we fail to meet those challenges our business and quarterly and annual results of operations may be harmed and the value of your investment may decline. Old VERITAS grew rapidly before the NSMG and TeleBackup combinations. After these combinations, our workforce is approximately twice the size of Old VERITAS' workforce and we still need to hire additional sales, engineering, service and administrative personnel. This growth is likely to strain our management control systems and resources, including decision support, accounting, management information systems and facilities. We must continue to improve our financial and management controls and our reporting systems and procedures to manage our employees and to obtain additional facilities.

WE MAY BE UNABLE TO HIRE AND RETAIN NEEDED SALES AND ENGINEERING PERSONNEL

     Our personnel needs are more acute than those facing most companies. As a result of the NSMG and TeleBackup combinations, we must hire many additional sales, engineering, service and administrative personnel. If we are unable to hire and retain these employees our business and quarterly and annual results of operations will be adversely affected. Competition for people with the skills we require is intense. Additions of new personnel and departures of existing personnel may disrupt our business and may result in the departure of other employees. We also depend on the continued service of our key personnel. Even though we have entered into employment agreements with key management personnel, these agreements cannot prevent their departure. For example, Terence Cunningham, our President and Chief Operating Officer, who joined VERITAS from NSMG, resigned effective August 30, 1999. We do not have key person life insurance covering any of our personnel, nor do we currently intend to obtain any of this insurance.

WE DISTRIBUTE OUR PRODUCTS THROUGH MULTIPLE DISTRIBUTION CHANNELS, EACH OF WHICH IS SUBJECT TO RISKS


     Historically, Old VERITAS and VERITAS sold products through original equipment manufacturers and through direct sales. As a result of the NSMG and TeleBackup combinations, however, we also have a retail distribution channel as well. If we fail to manage our distribution channels successfully, our business and quarterly and annual results of operations may be materially and adversely affected.


     Retail distribution. Certain software products of the former NSMG business are sold primarily in the retail channel. Our management faces different challenges than it faces in selling most of our other products. For example:

     - the VERITAS brand does not have the same level of recognition in the retail channel;

     - retail distribution typically involves shorter product life cycles; and

     - the retail channel has higher risks of product returns, higher marketing expenses and less predictable market demand.

Moreover, our retail distributors have no obligation to continue selling the products previously sold by NSMG and TeleBackup and may terminate our relationship at any time.

     Direct sales. We also depend on our direct sales force to sell our products. This involves a number of risks, including:

     - longer sales cycles for direct sales;

     - our need to hire, train, retain and motivate our sales force; and

     - the length of time it takes our new sales representatives to become productive.

     Original equipment manufacturers. A portion of our revenue is expected to come from original equipment manufacturers that incorporate our storage management software into systems they sell. We have no control over the shipping dates or volumes of systems the original equipment manufacturers ship and they have no obligation to ship systems incorporating our software. They also have no obligation to recommend or offer our software products exclusively or at all. They have no minimum sales requirements and can terminate our relationship at any time. These original equipment manufacturers also could choose to develop their own storage management products internally and incorporate those products into their systems in lieu of our products. Finally, the original equipment manufacturers that we do business with compete with one another. To the extent that one of our of original equipment manufacturer customers views the products we have developed for another original equipment manufacturer as competing with its products, it may decide to stop doing business with us, which could harm our business.

     Development agreements for original equipment manufacturers. We have important original equipment manufacturer agreements with Hewlett-Packard, Sun Microsystems, Microsoft, Dell, Seagate Technology and Compaq Computer. Under these agreements we develop "lite" versions of our products to be included in these original equipment manufacturers' systems software and products. Developing products for these original equipment manufacturers causes us to divert significant resources from other activities which are also important to our business. If these "lite" versions do not result in substantial revenues, our revenue could be adversely affected.

OUR DISTRIBUTION CHANNELS COULD CONFLICT WITH ONE ANOTHER

     We have many different distribution channels. If we cannot use these distribution channels efficiently our business and quarterly and annual results of operations may be materially and adversely affected. Our original equipment manufacturers, resellers and direct sales force might target similar sales opportunities, which could lead to inefficient allocation of sales resources. We may also try to sell full versions of the products to customers of the original equipment manufacturers for whom we have developed "lite" versions of our products. This would result in us marketing similar products to end-users. These overlapping sales efforts could also adversely affect our relationships with our original equipment manufacturers and other sales channels and result in them being less willing to market our products aggressively. If our indirect sales decline, we would need to accelerate our investments in alternative distribution channels. We may not be able to do this in a timely manner, or at all.

OUR DEVELOPMENT AGREEMENTS WITH MICROSOFT COULD CAUSE US TO LOSE CUSTOMERS

     We have important agreements with Microsoft under which we develop software for its Windows operating system. However, if we do not develop these products in time for the release of Microsoft's Windows NT 5.0, or Windows 2000, operating system, Microsoft will not include our products in this operating system. Even if we do develop these products on time, Microsoft is not obligated under the agreements to include them in this operating system. If for any reason our software is not included in Windows 2000 we will lose our expected opportunity to market additional products to the Windows NT installed customer base, as well as suffer negative publicity. In addition, we would lose the investment we have made in developing products for inclusion in Windows 2000.

     Risks of delay of release of Windows 2000. Microsoft is not required to release Windows 2000 on any particular date. If the release of this operating system is delayed it will be more difficult for us to market and sell our products to Windows NT users.

     Microsoft could develop competing products. Microsoft can also develop enhancements to and derivative products from our software products that are embedded in Windows NT products. If Microsoft develops any enhancements or derivative products, or enhances its own base products with equivalent functionality, Microsoft could choose to compete with us.

SALES OF A SMALL NUMBER OF PRODUCT LINES MAKE UP A SUBSTANTIAL PORTION OF OUR REVENUE

     For the foreseeable future we expect to derive a substantial majority of our revenue from a limited number of software products. If many customers do not purchase these products as a result of competition, technological change or other factors, our revenue would decrease and our business and quarterly and annual results of operations would be materially and adversely affected. In the year ended December 31, 1998, Old VERITAS derived approximately 87.6% of its license revenue from storage management products, and the NSMG business derived 87.9% of its revenue from its Backup Exec product. In the six months ended June 30, 1999, VERITAS derived approximately 83.7% of its license revenue from storage management products and in the three months ended March 31, 1999, the NSMG business derived 90.2% of its revenue from its Backup Exec product. Also, Old VERITAS' NetBackup product and NSMG's Backup Exec product perform some overlapping functions. Customers may select one product over the other, resulting in reduced revenue for the product not selected. Therefore, we may not receive the same aggregate level of revenue from these products as we have received in the past.


OUR PRODUCTS HAVE RELATIVELY SHORT LIFE CYCLES

     Our software products have a limited life cycle and it is difficult to estimate when they will become obsolete. This makes it difficult for us to forecast revenue and makes your investment more risky. If we do not develop and introduce new products before our existing products have completed their life cycles, we will not be able to sustain our level of sales. In addition, to succeed, many customers must adopt our new products early in each product's life cycle. Therefore, if we do not attract sufficient customers early in a product's life, we may not realize the amount of revenue we anticipated for the product. We cannot be sure that we will continue to be successful in marketing our key products.

WE DERIVE SIGNIFICANT REVENUES FROM ONLY A FEW CUSTOMERS


     Sales to a small number of customers generate a disproportionate amount of our revenue. For example, in the year ended December 31, 1998, Old VERITAS derived 12% of its revenue from sales to Sun Microsystems and the NSMG business derived 28% of its revenue from sales to Ingram Micro Inc. In the six months ended June 30, 1999, VERITAS derived 12% of its revenue from sales to Sun Microsystems and in the three months ended March 31, 1999, the NSMG business derived 24% of its revenue from sales to Ingram Micro Inc. If Sun Microsystems or Ingram Micro, or any other significant customer, were to reduce its purchases from us, our revenues and therefore our business would be harmed unless we were to increase sales to other customers substantially. We do not have a contract with Sun Microsystems, Ingram Micro or any other customer that requires the customer to purchase any specified number of software licenses from us. Therefore, we cannot be sure that these customers will continue to purchase our products at current levels.


WE FACE UNCERTAINTIES PORTING PRODUCTS TO NEW OPERATING SYSTEMS AND DEVELOPING NEW PRODUCTS

     Some of our products operate primarily on the UNIX computer operating system. We are currently redesigning, or porting, these products to operate on the Windows NT operating system. We are also developing new products for UNIX and for Windows NT. TeleBackup's products operate on the Sun Solaris version of UNIX, the Windows and Windows NT operating systems. We intend to port the TeleBackup products to other UNIX operating systems and subsequent releases of Windows NT. We may not be able to accomplish any of this work quickly or cost-effectively.

     These activities require substantial capital investment, substantial employee resources and the cooperation of the owners of the operating systems to or for which the products are being ported or developed. Our porting and development work for the Windows NT market has required us to hire additional personnel with Windows NT expertise and to devote engineering resources to these projects. We must obtain from operating system owners a source code license to certain portions of the operating system software to port some of our products to or develop products for the operating system. Operating system owners have no obligation to assist in these porting or development efforts. If they do not grant us a license or if they do not renew our license, we would not be able to expand our product line easily into other areas. For example, we rely on a source code license from Microsoft with respect to our Windows NT development projects. Microsoft is under no obligation to renew the source code license, which is subject to annual renewal.

THE MARKET FOR TSINFOPRO IS UNPROVEN

     TeleBackup's primary product, TSInfoPro, which is designed to back up data for remote PC users, represents new technology that has no proven market. A market may not develop for this product or similarly unproven products in the future. This could harm our business because our investment in TeleBackup, and any additional development and marketing costs, would be lost, and any expected revenue opportunities would not materialize.

WE FACE INTENSE COMPETITION ON SEVERAL FRONTS

     We face a variety of tough competitors, principal among which are:

     - internal development groups within original equipment manufacturers that provide storage management functions to support their systems;

     - other software vendors and hardware companies that offer products with some of our products' features, such as controller and disk subsystem manufacturers;

     - hardware and software vendors that offer storage application products;

     - hardware and software vendors that offer high availability and clustering products; and

     - software vendors focused on remote backup technologies and electronic data vaulting services.

     Many of our competitors have substantially greater financial and technical resources than we do and may attempt to increase their presence in the storage management market by acquiring or forming strategic alliances with other competitors or business partners.

POTENTIAL YEAR 2000 RISKS MAY ADVERSELY AFFECT OUR BUSINESS


     We are in the process of conducting an extensive review of our products and services and of our internal business systems and infrastructure to identify potential Year 2000 problems and are implementing remedial action to address those problems. While we do not expect to encounter any problems that would be material to our business or to incur significant costs in fixing Year 2000 problems, if we do not identify and remedy these problems in a timely and efficient manner, we could experience substantial disruptions to our operations. Failure to achieve Year 2000 readiness of our systems or products could lead to loss of existing and potential customers and subsequent costly litigation claims against us. Factors outside our control, such as loss of water and power, telecommunications systems, banking systems and transportation systems, could also cause substantial business disruption. Please see "VERITAS Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance" for detailed information on our Year 2000 readiness.


EXPANDING OUR INTERNATIONAL SALES DEPENDS ON ECONOMIC STABILITY IN REGIONS THAT RECENTLY HAVE BEEN UNSTABLE

     An investment in our securities is riskier than an investment in many other companies because we plan to expand in overseas markets such as Asia, Russia and Latin America that have experienced significant economic turmoil in recent years. Continued turmoil could adversely affect our plans to increase sales in these regions. Economic recession could also affect our ability to maintain or increase sales in these or other regions in the future. Our concern is that recession in these markets could lead to:

     - restrictions on government spending imposed by the International Monetary Fund;

     - customers' reduced access to working capital to fund software purchases;

     - higher interest rates; and

     - reduced bank lending or other sources of financing for customers and potential customers.

Any of these factors could cause foreign customers to substantially reduce their purchase of our products.

OUR FOREIGN-BASED OPERATIONS AND SALES CREATE SPECIAL PROBLEMS THAT COULD HARM OUR RESULTS

     An investment in our securities is riskier than an investment in most businesses because we have significant offshore operations, including development facilities, sales personnel and customer support operations. For example, as of July 15, 1999, we had approximately 141 engineers located in Pune, India, performing product development work. These offshore operations are subject to certain inherent risks, including:

     - potential loss of developed technology through piracy, misappropriation, or more lax laws regarding intellectual property protection;

     - imposition of governmental controls, including trade restrictions;

     - fluctuations in currency exchange rates and economic instability;

     - longer payment cycles for sales in foreign countries;

     - difficulties in staffing and managing the offshore operations;

     - seasonal reductions in business activity in the summer months in Europe and other countries; and

     - political unrest, particularly in areas in which we have facilities.

     In addition, our international sales are denominated in local currency, creating risk of foreign currency translation gains and losses that could harm our financial results. If we generate profits or losses in foreign countries, our effective income tax rate could also be harmed. The currency instability in Asia and other financial markets may make our products more expensive than products sold by other vendors that are priced in one of the affected currencies. Therefore, customers in these markets may choose not to purchase our products.

OUR GROWTH STRATEGY IS RISKIER THAN OTHERS BECAUSE IT IS BASED UPON ACQUISITIONS OF OTHER BUSINESSES

     An investment in our securities is riskier than investments in other companies because we plan to continue to pursue our strategy of growth through acquisition. We have grown aggressively through acquisitions in the past and expect to pursue acquisitions in the future. Acquisitions involve a number of special risks and challenges, including:

     - diversion of management attention, particularly in the case of multiple concurrent acquisitions;

     - integration of the acquired company's operations and employees with an existing business;

     - incorporation of technology into existing product lines;

     - loss of key employees; and

     - presentation of a unified corporate image.

     In the past, we have lost certain employees of acquired companies whom we desired to retain. In some cases, the integration of the operations of acquired companies took longer than initially anticipated. In addition, if the employees of target companies remain geographically dispersed from our existing staff, we may not realize some or all of the anticipated economies of scale.

                           FORWARD-LOOKING STATEMENTS

     An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the foregoing risk factors before investing in our common stock. All statements, trend analyses and other information contained in this prospectus regarding markets for our products and services and net revenue, gross margin and anticipated expense levels, and any statements that contains the words "anticipate," "believe," "plan," "estimate," "expect," "intend" or other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and our actual results of operations may differ materially from those contained in the forward-looking statements. The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the notes by the selling security holders and the issuance of the common stock issuable to the holders of the notes upon conversion of the notes.

                            COMMON STOCK PRICE RANGE

     Our common stock is listed on the Nasdaq National Market under the symbol "VRTS." The table below shows the range of reported last sale prices on the Nasdaq National Market for our common stock for the periods indicated. All amounts have been adjusted to reflect the two-for-one stock split paid in the form of a stock dividend in July 1999.


                                                              COMMON STOCK PRICE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
Year ended December 31, 1997
  First Quarter.............................................  $ 12.67    $  5.95
  Second Quarter............................................    12.03       5.06
  Third Quarter.............................................    16.84      10.97
  Fourth Quarter............................................    17.96      11.50
Year ended December 31, 1998
  First Quarter.............................................  $ 20.09    $ 13.04
  Second Quarter............................................    21.84      16.75
  Third Quarter.............................................    30.13      20.19
  Fourth Quarter............................................    32.50      11.88
Year ended December 31, 1999
  First Quarter.............................................  $ 44.75    $ 29.00
  Second Quarter............................................    49.88      30.50
  Third Quarter (through August 25, 1999)...................    63.44      46.44



     On August 25, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $61 7/8.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Old VERITAS also did not pay any cash dividends to its stockholders. We may incur indebtedness in the future that may prohibit or effectively restrict the payment of dividends.

                                 CAPITALIZATION


     The following table sets forth VERITAS' unaudited capitalization as of June 30, 1999. In addition, the following table sets forth VERITAS' pro forma capitalization adjusted to assume the completion of our recent offering of 1.856% convertible subordinated notes due 2006 after deducting underwriting discounts and commissions and other offering expenses.



                                                                 AS OF JUNE 30, 1999
                                                              -------------------------
                                                                ACTUAL       PRO FORMA
                                                              ----------    -----------
Cash and cash equivalents...................................  $  119,985    $  454,872
                                                              ==========    ==========
Long-term obligations:
  5.25% convertible subordinated notes due 2004.............  $  100,000    $  100,000
  1.856% convertible subordinated notes due 2006............          --       345,642
  Other long-term obligations...............................         739           739
                                                              ----------    ----------
     Total long-term obligations............................     100,739       446,381
Stockholders' equity:
  Preferred stock, par value $.001 per share; 10,000 shares
     authorized, none issued and outstanding................          --            --
  Common stock, $.001 par value per share, 500,000 shares
     authorized, 169,647 issued and outstanding -- actual
     and pro forma..........................................   3,774,479     3,774,479
  Accumulated deficit.......................................    (178,162)     (178,162)
  Accumulated other comprehensive income (loss).............      (1,133)       (1,133)
                                                              ----------    ----------
     Total stockholders' equity.............................   3,595,184     3,595,184
                                                              ----------    ----------
       Total capitalization.................................  $3,695,923    $4,041,565
                                                              ==========    ==========

                            SELECTED FINANCIAL DATA


     The following financial information is derived from the audited consolidated financial statements of Old VERITAS for 1994 through 1998, audited financial statements of TeleBackup for 1995 through 1998, audited combined financial statements of the NSMG business for the fiscal years 1996 through 1998, unaudited combined financial statements of the NSMG business for the fiscal years 1994 and 1995, and the unaudited financial statements of VERITAS, TeleBackup and the NSMG business for the interim periods presented. The interim financial data reflects all adjustments, consisting only of normal recurring adjustments, which are considered necessary to present fairly the financial information for these periods. The information is only a summary and you should read it in conjunction with each company's historical financial statements and related notes included in this prospectus. The results of operations for any interim period are not necessarily indicative of results for a full fiscal year, and historical results are not necessarily indicative of future results.


UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


     Old VERITAS, VERITAS and the NSMG business reported their quarterly and annual results of operations using methods required by generally accepted accounting principles in the United States. TeleBackup reported quarterly and annual results of operations using methods required by generally accepted accounting principles in Canada. United States and Canadian generally accepted accounting principles are not materially different with respect to TeleBackup's financial statements. For a summary of the principal differences between U.S. and Canadian generally accepted accounting principles see Note 13 in the consolidated financial statements of TeleBackup included in this prospectus.



     Old VERITAS and VERITAS had never ever declared or paid cash dividends on its common stock. We currently anticipate that we will retain future earnings to fund development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.



OLD VERITAS AND VERITAS HISTORICAL FINANCIAL STATEMENTS



     The audited consolidated financial statements and notes of Old VERITAS as of December 31, 1997 and 1998 and for the three years in the period ended December 31, 1998 and the unaudited consolidated financial statements of VERITAS as of June 30, 1999 and for the six months ended June 30, 1998 and June 30, 1999 are included in this prospectus.


NETWORK & STORAGE MANAGEMENT GROUP BUSINESS COMBINED FINANCIAL STATEMENTS

     The audited combined financial statements and notes of the NSMG business as of June 27, 1997 and July 3, 1998, and for the three years in the period ended July 3, 1998 and the unaudited combined financial statements as of April 2, 1999 and for the nine months ended April 3, 1998 and April 2, 1999, are included in this prospectus. The NSMG business was an operating division of Seagate Software, Inc. and had no formal capital structure, so its per share information is not provided.

TELEBACKUP FINANCIAL STATEMENTS

     The audited financial statements and notes of TeleBackup as of December 31, 1997 and 1998 and for the three years in the period ended December 31, 1998 and the unaudited financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and March 31, 1999 are included in this prospectus.

FINANCIAL STATEMENTS NOT INCLUDED IN THIS PROSPECTUS

     The selected historical financial data for Old VERITAS as of December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995 were derived from audited consolidated financial statements not included or incorporated by reference in this prospectus.

     The selected historical financial data for the NSMG business as of and for the fiscal years ended July 1, 1994 and June 30, 1995 were derived from unaudited combined financial statements not included in this prospectus.

     The selected historical financial data for TeleBackup as of December 31, 1995 and 1996, and for the period from May 5, 1995 (inception) through December 31, 1995 have been derived from audited financial statements not included in this prospectus.


SELECTED HISTORICAL FINANCIAL DATA OF OLD VERITAS AND VERITAS



                                                                                                        VERITAS
                                                                OLD VERITAS                       -------------------
                                             --------------------------------------------------       SIX MONTHS
                                                          YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                             --------------------------------------------------   -------------------
                                               1994      1995      1996       1997       1998       1998       1999
                                             --------   -------   -------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total net revenue..........................  $ 33,575   $47,826   $72,746   $121,125   $210,865   $ 87,195   $186,552
Amortization of developed technology.......        --        --        --         --         --         --      5,006
Amortization of goodwill and other
  intangibles..............................        --        --        --         --         --         --     71,557
Acquisition and restructuring costs........        --        --        --      8,490         --         --     11,000
In-process research and development........        --        --     2,200         --        600      2,250    103,100
Income (loss) from operations..............   (15,212)    1,193    11,858     20,076     53,668     19,639   (139,846)
Net income (loss)..........................   (15,274)    2,371    12,129     22,749     51,648     17,596   (148,746)
Net income (loss) per share -- basic.......  $  (0.19)  $  0.03   $  0.14   $   0.25   $   0.55   $   0.19   $  (1.36)
Net income (loss) per share -- diluted.....  $  (0.19)  $  0.03   $  0.13   $   0.23   $   0.50   $   0.17   $  (1.36)
Number of shares used in computing
  per share amounts -- basic...............    79,658    80,706    86,052     91,244     94,026     93,293    109,108
Number of shares used in computing
  per share amounts -- diluted.............    79,658    86,124    92,992     98,986    103,342    102,302    109,108



                                                                      OLD VERITAS                          VERITAS
                                                -------------------------------------------------------   ----------
                                                                  AS OF DECEMBER 31,                        AS OF
                                                -------------------------------------------------------    JUNE 30,
                                                  1994        1995        1996        1997       1998        1999
                                                ---------   ---------   ---------   --------   --------   ----------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital...............................  $  14,690   $  23,451   $  67,413   $188,578   $198,842   $  161,325
Total assets..................................     36,830      48,100      94,524    241,880    349,117    4,058,408
Long-term obligations.........................      6,366       6,205       1,468    100,911    100,773      100,739
Accumulated deficit...........................   (124,064)   (115,942)   (103,813)   (81,064)   (29,416)    (178,162)
Stockholders' equity..........................     14,052      23,602      74,955    104,193    169,854    3,595,184



                                                                       OLD VERITAS                    VERITAS
                                                           ------------------------------------   ---------------
                                                                 YEAR ENDED DECEMBER 31,            SIX MONTHS
                                                           ------------------------------------   ENDED JUNE 30,
                                                           1994    1995    1996    1997    1998        1999
                                                           ----    ----    ----    ----    ----   ---------------
OTHER FINANCIAL DATA:
Ratio of earnings to fixed charges.......................   --     2.3x    12.3x   13.0x   9.5x          --



     Earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of bond issuance costs related to indebtedness, and that portion of rental expense representative of interest. During the year ended December 31, 1994 and the six months ended June 30, 1999, there were deficiencies of earnings to cover fixed charges of approximately $15.1 million and $136.5 million respectively. However, the ratio of earnings to fixed charges for the six months ended June 30, 1999 would be 16.5x if we excluded the amortization of developed technology of $5.0 million, the amortization of goodwill and other intangibles of $71.6 million, the acquisition and restructuring costs of $11.0 million and the in-process research and development costs of $103.1 million.

SELECTED HISTORICAL FINANCIAL DATA OF THE NSMG BUSINESS

                                                                                                                NINE
                                                                      YEAR ENDED                            MONTHS ENDED
                                                 -----------------------------------------------------   -------------------
                                                 JULY 1,    JUNE 30,   JUNE 28,    JUNE 27,   JULY 3,    APRIL 3,   APRIL 2,
                                                   1994       1995       1996        1997       1998       1998       1999
                                                 --------   --------   ---------   --------   --------   --------   --------
                                                                               (IN THOUSANDS)
COMBINED STATEMENT OF OPERATIONS DATA
Revenues.......................................  $ 24,866   $ 81,325   $ 116,742   $141,502   $175,046   $131,539   $170,225
Gross profit...................................    18,187     59,837      89,397    109,390    151,711    112,373    156,697
In-process research and development............        --     73,177      61,066         --      6,800         --         --
Write-down of goodwill, developed technology
  and intangibles..............................        --         --       2,157     13,091      1,900      1,900         --
Restructuring costs............................        --         --       9,502      2,524         --         --         --
Income (loss) from operations..................   (12,270)   (82,958)   (102,655)   (41,208)     9,430      9,248     43,076
Net income (loss)..............................    (7,356)   (85,132)    (94,596)   (33,200)     2,856      2,669     25,280

                                                                                          AS OF
                                                              -------------------------------------------------------------
                                                              JULY 1,   JUNE 30,   JUNE 28,   JUNE 27,   JULY 3,   APRIL 2,
                                                               1994       1995       1996       1997      1998       1999
                                                              -------   --------   --------   --------   -------   --------
                                                                                     (IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
Total assets................................................  $13,089   $96,725    $137,600   $94,087    $74,721   $115,270
Group equity................................................    6,950    44,919      64,315    34,601     38,033     63,611

SELECTED HISTORICAL FINANCIAL DATA OF TELEBACKUP

                                                        PERIOD FROM
                                                        MAY 5, 1995                                       THREE MONTHS
                                                        (INCEPTION)                                           ENDED
                                                          THROUGH         YEAR ENDED DECEMBER 31,           MARCH 31,
                                                        DECEMBER 31,   ------------------------------   -----------------
                                                            1995         1996       1997       1998      1998      1999
                                                        ------------   --------   --------   --------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Canadian GAAP
Revenue...............................................    C $  --      C $  252   C $  486   C$ 3,423   C $ 708   C$1,237
Net loss..............................................        (53)       (1,141)    (1,870)    (1,570)     (200)     (517)
Net loss per share -- basic and fully diluted.........    C$(0.01)     C$ (0.18)  C$ (0.25)  C$ (0.17)  C$(0.02)  C$(0.05)
Number of shares used in computing per share
  amounts -- basic and fully diluted..................      5,475         6,288      7,385      9,347     8,043    11,362

                                                                        AS OF DECEMBER 31,               AS OF
                                                              --------------------------------------   MARCH 31,
                                                              1995      1996       1997       1998       1999
                                                              -----   --------   --------   --------   ---------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Canadian GAAP
Working capital.............................................  C$ 35   C $  979   C$ 1,568   C$ 3,693   C$ 3,483
Total assets................................................    194      1,311      3,270      7,699      7,678
Long-term obligations.......................................     --        350      3,004        302        271
Accumulated deficit.........................................    (53)    (1,194)    (3,064)    (4,634)    (5,151)
Shareholders' equity (deficiency)...........................    120        835         (2)     4,252      4,021

                       RATIO OF EARNINGS TO FIXED CHARGES


                                                                                    SIX
                                                                                  MONTHS
                                           YEAR ENDED DECEMBER 31,                 ENDED
                               -----------------------------------------------   JUNE 30,
                                 1994      1995     1996      1997      1998       1999
                               --------   ------   -------   -------   -------   ---------
                                     (ALL AMOUNTS, EXCEPT RATIO DATA, IN THOUSANDS)
Earnings(1):
  Net income (loss) before
     income taxes............  $(15,060)  $3,136   $14,300   $23,759   $59,789   $(136,509)
  Fixed charges..............     1,981    2,411     1,267     1,978     7,008       3,496
                               --------   ------   -------   -------   -------   ---------
       Total earnings, as
          adjusted...........   (13,079)   5,547    15,567    25,737    66,797    (133,013)
Divided by fixed charges:....  $  1,981   $2,411   $ 1,267   $ 1,978   $ 7,008   $   3,496
                               --------   ------   -------   -------   -------   ---------
Ratio of earnings to fixed
  charges(2).................       n/a     2.3x     12.3x     13.0x      9.5x         n/a


(1) Earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of bond issuance costs related to indebtedness, and that portion or rental expense we believe to be representative of interest.


(2) During the year ended December 31, 1994 and the six months ended June 30, 1999, there were deficiencies of earnings to cover fixed charges of approximately $15.1 million and $136.5 million respectively. However, the ratio of earnings to fixed charges for the six months ended June 30, 1999 would be 16.5x if we excluded the amortization of developed technology of $5.0 million, the amortization of goodwill and other intangibles of $71.6 million, the acquisition and restructuring costs of $11.0 million and the in-process research and development costs of $103.1 million.

                        VERITAS SUMMARY UNAUDITED PRO FORMA
                         COMBINED CONDENSED FINANCIAL DATA

     We are providing the following summary unaudited pro forma financial data to give you a better picture of what the results of operations and financial position of the combined businesses of Old VERITAS, the NSMG business and TeleBackup might have looked like had the NSMG combination and the TeleBackup combination occurred at an earlier date. This information is provided for illustrative purposes only and does not show what the results of operations or financial position of VERITAS would have been if the NSMG combination and the TeleBackup combination actually occurred on the dates assumed. In addition, this information does not indicate what VERITAS' future consolidated operating results or consolidated financial position will be. Both the NSMG combination and the TeleBackup combination closed during the second quarter of 1999.

HOW THE PRO FORMA FINANCIAL DATA WAS PREPARED


     We derived this data from the VERITAS unaudited pro forma combined condensed statements of operations for the year ended December 31, 1998 and six months ended June 30, 1999. These statements give effect to the NSMG combination and the TeleBackup combination accounted for using the purchase method of accounting. The pro forma combined condensed statements of operations for the year ended December 31, 1998 and six months ended June 30, 1999 assumes the NSMG combination and the TeleBackup combination took place on January 1, 1998.


THESE PRO FORMA FINANCIAL STATEMENTS HAVE BEEN BASED ON ASSUMPTIONS

     We prepared these statements on the basis of assumptions described in the notes, including assumptions relating to the allocation of the amount of consideration paid for the assets and liabilities of the NSMG business and TeleBackup based upon preliminary estimates of their fair values. The actual allocation of the amount of consideration paid may differ from those assumptions after valuations and other procedures to be performed have taken place.

CHARGES RESULTING FROM THE COMBINATIONS

     VERITAS recorded charges to operations during the three months ended June 30, 1999 related to in-process research and development currently estimated of $101.2 million as a result of the NSMG combination and $1.9 million as a result of the TeleBackup combination.


     In addition, VERITAS recorded a restructuring charge in the three months ended June 30, 1999 of $11.0 million, primarily related to exit costs with respect to duplicate facilities of Old VERITAS that VERITAS plans to vacate. These costs are in addition to the liability for the estimated costs to vacate duplicative facilities of the NSMG business, which liability was assumed by VERITAS and included as a part of the purchase price. However, the VERITAS unaudited pro forma combined condensed statements of operations do not reflect these charges because they are non-recurring.


YOU SHOULD READ THESE SUMMARY PRO FORMA FINANCIAL STATEMENTS WITH THE HISTORICAL FINANCIAL STATEMENTS


     The VERITAS summary unaudited pro forma combined condensed financial data should be read in conjunction with the VERITAS unaudited pro forma combined condensed financial statements and the related notes, which begin at page F-29. They should also be read in conjunction with the audited financial statements of Old VERITAS which begin at Page F-2 of this prospectus, and the financial statements of the NSMG business and TeleBackup which begin at page F-41 and F-74 of this prospectus, respectively. The VERITAS summary unaudited pro forma combined condensed financial data are not necessarily indicative of what the actual results of operations and financial position would have been had the NSMG combination and the TeleBackup combination taken place on January 1, 1998 and do not indicate VERITAS' future results of operations or financial position.



                                                                                   SIX MONTHS
                                                              YEAR ENDED             ENDED
                                                             DECEMBER 31,           JUNE 30,
                                                                 1998                 1999
                                                         ---------------------    ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
VERITAS UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
  DATA:
Total net revenue......................................        $ 409,998           $ 290,467
Loss from operations...................................         (824,950)           (376,602)
Net loss...............................................         (798,397)           (376,144)
Net loss per share -- basic............................        $   (4.80)          $   (2.23)
Net loss per share -- diluted..........................        $   (4.80)          $   (2.23)
Number of shares used in computing per share amounts --
  basic................................................          166,216             168,383
Number of shares used in computing per share amounts --
  diluted..............................................          166,216             168,383






                                                                              SIX MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,     JUNE 30,
                                                                  1998           1999
                                                              ------------    ----------
                                                                    (IN THOUSANDS)
VERITAS UNAUDITED OTHER PRO FORMA DATA:
Deficiency of earnings to fixed charges.....................   $ (818,711)    $(371,875)


The pro forma deficiency of earnings to fixed charges was computed based on amounts reflected in the VERITAS Unaudited Pro Forma Combined Condensed Statement of Operations for the periods indicated.

                  VERITAS UNAUDITED COMPARATIVE PER SHARE DATA

     The following tables present certain unaudited and unaudited pro forma per share data that reflect the completion of the NSMG combination and the TeleBackup combination. This data should be read in conjunction with the VERITAS unaudited pro forma combined condensed financial statements, and the financial statements of Old VERITAS, the NSMG business and TeleBackup included elsewhere in this document. VERITAS unaudited pro forma combined condensed per share data does not necessarily indicate the operating results that would have been achieved had the NSMG combination and the TeleBackup combination occurred at the beginning of the periods presented, and do not indicate future results of operations or financial position.

     The NSMG business was an operating division of Seagate Software and had no formal capital structure. Therefore, per share information for the NSMG business is not presented.

     The following options and other potential common securities, based upon the options outstanding as of the periods presented and closing price of Old VERITAS common stock as of the effective time, have not been included in the computation of pro forma diluted net loss per share because their effect would be antidilutive.


                                                                 AS OF          AS OF
                                                              DECEMBER 31,    JUNE 30,
                                                                  1998          1999
                                                              ------------    ---------
                POTENTIAL COMMON SECURITIES:                       (IN THOUSANDS)
VERITAS options outstanding.................................     16,422        24,174
Options to be issued in connection with the NSMG
  combination...............................................      6,864            --
Options to be issued in connection with the TeleBackup
  combination...............................................        156            --
Common stock issuable upon conversion of VERITAS' 5.25%
  convertible notes.........................................      4,651         4,651
                                                                 ------        ------
                                                                 28,093        28,825
                                                                 ======        ======



     The VERITAS options outstanding as of June 30, 1999 include the options issued in the NSMG and TeleBackup combinations, both of which were completed prior to June 30, 1999.


Calculation of book value per share amounts


     For purposes of computing the book value per share of Old VERITAS as of December 31, 1998, book value of $169.9 million was divided by actual shares outstanding of 95,257,484. For purposes of computing the book value of VERITAS as of June 30, 1999, book value of $3,595.2 million was divided by actual shares outstanding of 169,647,024. For purposes of computing the book value per share of TeleBackup as of December 31, 1998, book value of C$4.3 million was divided by the actual shares outstanding of 11,158,745. For purposes of computing the book value of TeleBackup as of March 31, 1999, book value of C$4.0 million was divided by actual shares outstanding of 11,363,445. For purposes of computing the pro forma book value per share of VERITAS as of December 31, 1998, pro forma net book value of $3,727.8 million was divided by pro forma shares outstanding of 167,446,934.


Calculation of TeleBackup equivalent pro forma per share amounts

     The TeleBackup equivalent pro forma per share amounts are computed by multiplying the VERITAS pro forma combined per share amounts by the exchange ratio of 0.26466 shares of VERITAS common stock for each TeleBackup common share.

                                                                   OLD           VERITAS
                                                                 VERITAS        SIX MONTHS
                                                                YEAR ENDED        ENDED
                                                                 OR AS OF        OR AS OF
                                                               DECEMBER 31,      JUNE 30,
                                                                   1998            1999
                                                               ------------    ------------
OLD VERITAS AND VERITAS HISTORICAL:
Basic net income per share.................................       $0.55           $(1.36)
Diluted net income per share...............................       $0.50           $(1.36)
Book value per share.......................................       $1.78           $21.19


                                                                               THREE MONTHS
                                                                YEAR ENDED        ENDED
                                                                 OR AS OF        OR AS OF
                                                               DECEMBER 31,     MARCH 31,
                                                                   1998            1999
                                                               ------------    ------------
TELEBACKUP HISTORICAL:
Basic and fully diluted net loss per share.................     C$(0.17)        C$(0.05)
Book value per share.......................................      C$ 0.38         C$ 0.35


                                                                                SIX MONTHS
                                                                YEAR ENDED        ENDED
                                                                 OR AS OF        OR AS OF
                                                               DECEMBER 31,      JUNE 30,
                                                                   1998            1999
                                                               ------------    ------------
VERITAS PRO FORMA COMBINED:
Basic net loss per share...................................       $(4.80)         $(2.23)
Diluted net loss per share.................................       $(4.80)         $(2.23)
Book value per share.......................................       $22.26             n/a
Equivalent pro forma basic and fully diluted net loss per
  TeleBackup share.........................................       $(1.27)         $(0.59)
Equivalent pro forma book value per TeleBackup share.......       $ 5.89             n/a

                  VERITAS MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our Financial Statements and accompanying notes which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

OVERVIEW

     VERITAS is the leading independent supplier of enterprise data storage management solutions, providing advanced storage management software for open system environments. Our products provide performance improvement and reliability enhancement features that are critical for many commercial applications. These products enable protection against data loss and file corruption, rapid recovery after disk or system failure, the ability to process large files efficiently and the ability to manage and backup large networks of systems without interrupting users. In addition, our products provide an automated failover between computer systems organized in clusters sharing disk resources. Our highly scalable products can be used independently, and certain products can be combined to provide interoperable client/server storage management solutions. Some of our products offer centralized administration with a high degree of automation, enabling customers to manage complex, distributed environments cost effectively by increasing system administrator productivity and system availability. We also provide a comprehensive range of services to assist customers in planning and implementing storage management solutions. We market our products and associated services to original equipment manufacturers and end-user customers through a combination of direct sales and indirect sales channels. These indirect sales channels include resellers, value added resellers, hardware distributors, application software vendors and systems integrators.

     We derive our user license fee revenue from shipments of our software programs to end-user customers through direct sales channels, indirect sales channels and original equipment manufacturer customers. Our original equipment manufacturer customers either bundle our products with the original equipment manufacturer products they license or offer them as options. Certain original equipment manufacturers may also resell our products. We receive a user license fee each time the original equipment manufacturer licenses a copy of the original equipment manufacturer's products to a customer that incorporates one or more of our products. Our license agreements with original equipment manufacturer customers generally contain no minimum sales requirements and we cannot assure you that any original equipment manufacturer will either commence or continue shipping operating systems incorporating our products in the future. Moreover, following the execution of new agreements between us and original equipment manufacturer customers and resellers, a significant period of time may elapse before any revenues are generated due to the development work which we must generally undertake under such agreements and the time needed for the sales and marketing organizations within such customers and distributors to become familiar with and gain confidence in our products.

     Our services revenue consists of fees derived from annual maintenance agreements, from consulting and training services and from porting fees. The original equipment manufacturer maintenance agreements covering our products provide for technical and emergency support and minor unspecified product upgrades for a fixed annual fee. The maintenance agreements covering products that are licensed through channels other than through original equipment manufacturer channels provide for technical support and unspecified product upgrades for an annual service fee based on the number of user licenses purchased and the level of service subscribed. Porting fees consist of fees derived from porting and other non-recurring engineering efforts when we port, or adapt, our storage management products to an original equipment manufacturer's operating system and when we develop new product features or extensions of existing product features at the request of a customer. In most cases, we retain the rights to technology derived from porting and non-recurring engineering work for licensing to other customers and therefore generally do such work on a relatively low, and sometimes negative, margin. We have made, and intend to continue to make, a substantial investment in porting our products to new operating systems, including Windows NT. The success of the Windows NT product development may be dependent on receipt of development funding from third parties, including Microsoft, and failure to receive such funding could hamper our efforts to timely expand our products into the Windows NT market. The porting and development process requires substantial capital investment and the devotion of substantial employee resources to such effort and the added focus on Windows NT development has required, and will continue to require, us to hire additional personnel. Under an agreement with Microsoft, we have committed to develop a functional subset of our Volume Manager product that will be ported to and embedded in Windows NT. The agreement also requires us to develop a disk management graphical user interface designed specifically for Windows NT. Microsoft has provided us with significant funding towards such development effort. We recognize revenue under the development contract with Microsoft on a percentage-of-completion basis consistent with our policy for revenue recognition for other similar agreements. The payment terms in the Microsoft agreement do not directly correlate to the timing of development efforts and therefore revenue recognition does not directly correlate to contract billings. The Microsoft relationship requires us to expand our marketing and sales operations to deal with higher volume markets in which we have limited experience. See "Risk Factors -- We Face Uncertainties Porting Products to New Operating Systems and Developing New Products" and "-- We Distribute Our Products Through Multiple Distribution Channels, Each of Which Is Subject to Risks."


     Our international sales are generated primarily through our international sales subsidiaries. International revenue outside the United States, most of which is collectible in foreign currencies, accounted for 23% of our total revenues for the six months ended June 30, 1999 and 26% of total revenues for the six months ended June 30, 1998. Our international revenue increased 91% from $22.3 million for the six months ended June 30, 1998 to $42.5 million for the six months ended June 30, 1999. Since much of our international operating expenses are also incurred in local currencies, the relative impact of exchange rates on net income or loss is relatively less than the impact on revenues. Although our operating and pricing strategies take into account changes in exchange rates over time, our operating results may be significantly affected in the short term by fluctuations in foreign currency exchange rates. Our international subsidiaries purchase licenses from the parent company resulting in intercompany receivables and payables. These receivables and payables are carried on each company's books at the local currency that existed at the time of the transaction. Such receivables and payables are eliminated for financial statement reporting purposes. Prior to elimination, the amounts carried in foreign currencies are converted to U.S. Dollars at the then current rate, or "marked to market." The marked to market process may give rise to currency gains and losses. Such gains or losses are recognized on our statement of operations as a component of other income, net. To date, such gains or losses have not been material.


     We believe that our success depends upon continued expansion of our international operations. We currently have sales and service offices in the United States, Canada, Japan, the United Kingdom, Germany, France, Sweden, Switzerland and the Netherlands, a development center in India, and resellers located in North America, Europe, Asia Pacific, South America and the Middle East. International expansion may require us to establish additional foreign offices, hire additional personnel and recruit additional international resellers, resulting in the diversion of significant management attention and the expenditure of financial resources. To the extent that we are unable to effect these additions efficiently, growth in international sales will be limited, which would have a material adverse effect on our business, operating results and financial condition. International operations also subject us to a number of risks inherent in developing and selling products outside the United States, including potential loss of developed technology, limited protection of intellectual property rights, imposition of government regulation, imposition of export duties and restrictions, cultural differences in the conduct of business, and political and economic instability. Furthermore, certain global markets, including Asia, Russia and Latin America, are currently undergoing significant economic turmoil which could result in deferral of purchase of information technology products and services by potential customers located in such markets, thereby further limiting our ability to expand international operations. See "Risk Factors -- Expanding Our International Sales Depends on Economic Stability in Regions that Recently Have Been Unstable."

     On May 28, 1999, we acquired all of the Seagate Software Network & Storage Management Group ("NSMG") business (the "NSMG Combination"), pursuant to an Amended and Restated Agreement and Plan of Reorganization, dated April 15, 1999, among us, Old VERITAS, Seagate Technology, Inc., a Delaware corporation, ("STI"), Seagate Software, Inc., a Delaware corporation ("SSI"), and Seagate Software Network & Storage Management Group, Inc., a Delaware corporation (the "NSMG Combination Agreement"). Under the NSMG Combination Agreement, we acquired Old VERITAS through the merger of a wholly-owned subsidiary with and into Old VERITAS, which survived as a wholly-owned subsidiary of ours (the "VERITAS Merger"); and (ii) SSI, STI and certain of their subsidiaries contributed to us tangible and intangible assets used in the NSMG business, including all of the capital stock of certain SSI and STI subsidiaries, and we issued to SSI shares of our common stock and offered to employees of SSI who were to become our employees the opportunity to exchange their options to purchase SSI common stock for options to purchase our common stock (the "Seagate Transaction").

     Pursuant to the VERITAS Merger each outstanding share of Old VERITAS common stock $.001 par value per share, issued and outstanding prior to the effective time of the merger was converted into one share of our common stock, $.001 par value per share. Each outstanding option to purchase Old VERITAS common stock, and each outstanding convertible note of Old VERITAS was assumed and converted into an option or convertible note of ours, at an exercise price per share or conversion price per share equal to the exercise or conversion price per share of such Old VERITAS security in effect on May 28, 1999, but with Old VERITAS remaining co-obligor on such convertible notes. Each outstanding right to purchase shares of Old VERITAS common stock under the Old VERITAS stock purchase plans was assumed and converted into a right to purchase the same number of shares of our common stock.


     The NSMG business develops and markets software products and provides related services enabling information technology professionals to manage distributed network resources and to secure and protect enterprise data. Its products offer features such as system backup, disaster recovery, migration, replication, automated client protection, storage resource management, scheduling, event correlation and desktop management.



     In connection with the NSMG acquisition in consideration for the contribution assets and liabilities related to the NSMG business by STI, SSI, and their respective subsidiaries, and based on the average closing price of our common stock of $45.57 per share for 5 days before and after June 7, 1999, the measurement date for the transaction, we issued 69,148,208 shares of our common stock to SSI and issued options to purchase 6,945,048 shares of our common stock to our employees who were former NSMG employees. We accounted for the NSMG acquisition using the purchase method of accounting, and expect to incur charges of $221.5 million per quarter primarily related to the amortization of developed technology, goodwill and other intangibles over their estimated useful life of four years. The total NSMG purchase price was approximately $3.5 billion and included

$3.2 billion for the issuance of our common stock, $269.7 million for the issuance of options to purchase our common stock and $43.4 million of acquisition-related costs. In addition, we recorded a restructuring charge of $11.0 million in the six months ended June 30, 1999 as a result of the NSMG Combination. This one-time restructuring charge related primarily to exit costs with respect to duplicative facilities which we plan to vacate. These costs are in addition to the liability for the costs to vacate duplicative facilities of the NSMG business, which liability we assumed and included as a part of the purchase price. Total acquisition and restructuring costs of $54.4 million consist primarily of direct transaction costs, operating lease commitments on duplicative facilities and involuntary termination benefits of which approximately $13.3 million will be non-cash. At June 30, 1999, $16.7 million in professional fees and severance costs were paid against the acquisition and restructuring reserve with the remaining $37.7 million anticipated to be utilized primarily for servicing operating lease payments or negotiated buyout of operating lease commitments, the lease terms of which will expire at various times through the year 2013. The purchase price was allocated, based on an independent valuation, to goodwill of $3.0 billion, distribution channels of $233.8 million, original equipment manufacturer agreements of $23.4 million, developed technology of $233.7 million, assembled workforce of $12.8 million, trademarks of $22.8 million, in-process research and development of $101.2 million, net deferred tax liabilities of $179.5 million, other intangibles of $1.5 million and tangible net liabilities assumed of $1.0 million. During the six months ended June 30, 1999, we recorded $68.7 million for the amortization of goodwill and other intangibles, and $4.9 million for the amortization of developed technology related to this acquisition.



     The shares of our common stock issued to SSI under the NSMG Combination Agreement were issued pursuant to a Registration Statement on Form S-4 filed with and declared effective by the Securities and Exchange Commission. VERITAS and SSI and STI entered into a Stockholder Agreement limiting the rights of SSI and STI to resell shares of our common stock. VERITAS and SSI also entered into a Registration Rights Agreement, pursuant to which we granted SSI certain rights to have the resale of the shares of our common stock issued to it under the NSMG Combination Agreement registered under the Securities Act of 1933. Under the terms of the Registration Rights Agreement, until all of the registrable shares could be resold under Rule 144 under the Securities Act, we will permit SSI to "piggyback" on other registration statements, and to "demand" registration of resales no more than once in any nine-month period.



     On June 1, 1999, we acquired TeleBackup Systems, Inc., an Alberta corporation ("TSI"), pursuant to an Amended and Restated Combination Agreement among us, Old VERITAS and TSI, dated April 12, 1999 (the "TeleBackup Combination Agreement").


     Under the TeleBackup Combination Agreement, TSI amalgamated with a wholly-owned Alberta subsidiary of ours and former shareholders of TSI received either non-voting shares of TeleBackup Exchangeco Inc., a subsidiary of ours, that are exchangeable for shares of our common stock (in the case of properly electing shareholders who were residents of Canada) or shares of our common stock (for all other former TSI shareholders). In order to afford holders of these exchangeable shares voting rights analogous to those associated with the shares of our common stock, we issued to a trustee one share of special voting stock carrying a number of votes equal to the number of shares of our common stock into which the exchangeable shares are exchangeable.


     TSI designs, develops and markets software solutions for local and remote backup and recovery of electronic information stored on networked, remote and mobile personal computers. Under the TeleBackup Combination Agreement, we issued or reserved for issuance 3,041,242 shares of our common stock to the former shareholders of TSI and options to purchase 68,758 shares of our common stock to our employees who were former employees of TSI. VERITAS, Old VERITAS, Chase Manhattan Bank and affiliates of TSI entered into an Escrow Agreement pursuant to which certificates representing ten percent of the total number of exchangeable shares issuable to the TSI affiliates are deposited as collateral to secure the indemnification obligations of TSI affiliates under the TeleBackup Combination Agreement. We accounted for the TeleBackup acquisition using the purchase method of accounting, and expect to incur charges of $9.0 million per quarter primarily related to the amortization of developed technology, goodwill and other intangibles over their estimated useful life of four years. Based on the average closing price of our common stock of $44.09 per share for 5 days before and after June 1, 1999, the measurement date for the transaction, the total purchase price for TSI was approximately $143.1 million. The TSI purchase price included $134.1 million related to the issuance of our common stock, $2.8 million for the issuance of options to purchase our common stock and $6.2 million in acquisition-related costs. The acquisition costs of $6.2 million consist primarily of direct transaction costs and involuntary termination benefits. At June 30, 1999, of the total $6.2 million acquisition costs, we paid $0.5 million in direct transaction costs with the majority of the remaining $5.7 million anticipated to be utilized by December 1999. The purchase price was allocated, based on an independent valuation, to goodwill of $133.1 million, distribution channels of $1.0 million, original equipment manufacturer agreements of $2.1 million, developed technology of $6.6 million, assembled workforce of $0.3 million, trademarks of $1.3 million, in-process research and development of $1.9 million, net deferred tax liabilities of $3.0 million and tangible net liabilities assumed of $0.2 million. During the six months ended June 30, 1999, we recorded $2.9 million for amortization of goodwill and other intangibles, and $0.1 million for amortization of developed technology related to this acquisition.


     On February 3, 1999, we completed the acquisition of OpenVision Australia Pty. Ltd., a company principally engaged in reselling our software products and services throughout Australia and New Zealand, for a total cost of approximately $300,000 in cash. The business combination has been accounted for as a purchase and the purchase price allocated to the fair value of specific net tangible and intangible assets acquired.

     On February 8, 1999, we completed the acquisition of the Pune, India operations of Frontier Software Development (India) Private Limited, a company principally engaged in the development of customized software, for a total cost of approximately $2.4 million. Of this amount, we paid $1.3 million in cash and agreed to pay Frontier certain earn-out payments totaling $1.1 million over the next two years. The business combination has been accounted for as a purchase and the purchase price, including the $1.1 million of earn-out payments, allocated to the fair value of specific net tangible and intangible assets acquired.

RESULTS OF OPERATIONS


     The following table sets forth the percentage of total revenue represented by certain line items from our condensed consolidated statement of operations for the years 1996, 1997 and 1998 and the six months ended June 30, 1998 and June 30, 1999 and the percentage changes between the six months ended June 30, 1998 and the six months ended June 30, 1999. The six months ended June 30, 1999 includes one month results of NSMG and TeleBackup since the date of acquisition:



                                                                PERCENTAGE OF
                                                                  TOTAL NET
                                                                   REVENUE       PERIOD-TO-PERIOD
                                                                --------------   PERCENTAGE CHANGE
                                                                  SIX MONTHS     -----------------
                                            YEARS ENDED             ENDED        SIX MONTHS ENDED
                                            DECEMBER 31,           JUNE 30         JUNE 30, 1998
                                        --------------------    --------------   -----------------
                                        1996    1997    1998    1998      1999   COMPARED TO 1999
                                        ----    ----    ----    ----      ----   -----------------
Net revenue:
  User license fees...................   81%     79%     80%     79%       80%          116%
  Services............................   19      21      20      21        20           106%
                                        ---     ---     ---     ---       ---
          Total net revenue...........  100     100     100     100       100           114%
                                        ---     ---     ---     ---       ---
Cost of revenue:
  User license fees...................    4       4       4       6         2           (6)%
  Services............................    6      10      10      11         8            59%
  Amortization of developed
     technology.......................   --      --      --      --         3            n/m
                                        ---     ---     ---     ---       ---
          Total cost of revenue.......   10      14      14      17        13            71%
                                        ---     ---     ---     ---       ---
Gross profit..........................   90      86      86      83        87           122%
Operating expenses:
  Selling and marketing...............   36      35      36      34        38           138%
  Research and development............   25      21      19      19        18           108%
  General and administrative..........    9       7       5       5         6           136%
  Amortization of goodwill and other
     intangibles......................   --      --      --      --        38            n/m
  Acquisition and restructuring
     costs............................   --       7      --      --         6            n/m
  In-process research and
     development......................    3      --      --       2        55         4,482%
                                        ---     ---     ---     ---       ---
          Total operating expenses....   73      70      60      60       161           468%
                                        ---     ---     ---     ---       ---
Income (loss) from operations.........   17      16      26      23       (74)
Interest and other income, net........    4       4       6       6         3
Interest expense......................   --      (1)     (3)     (3)       (2)
                                        ---     ---     ---     ---       ---
Income (loss) before income taxes.....   21      19      29      26       (73)
Provision for income taxes............    3       1       4      (6)       (7)
                                        ---     ---     ---     ---       ---
Net income (loss).....................   18%     18%     25%     20%      (80)%
                                        ===     ===     ===     ===       ===


---------------

n/m = not meaningful

SIX MONTHS ENDED JUNE 30, 1998 VERSUS SIX MONTHS ENDED JUNE 30, 1999



     Net Revenue. Total net revenue increased 114% from $87.2 million for the six months ended June 30, 1998 to $186.6 million for the six months ended June 30, 1999. VERITAS believes that the percentage increases in total revenue achieved in this period is not necessarily indicative of future results. VERITAS' revenue is comprised of user license fees and service revenue. Growth in user license fees has been driven primarily by increasing market acceptance of VERITAS' products, introduction of new products, a larger percentage of total license revenue generated through the direct sales channel and the acquisition of NSMG in the second quarter of 1999. Service revenue is derived primarily from contracts for software maintenance and technical support and, to a lesser extent, consulting services, training services and porting fees. The growth in service revenue has been driven primarily by increased sales of service and support contracts on new license sales and, to a lesser extent, by increasing renewals of these contracts by VERITAS' installed base of licensees. VERITAS also experienced an increase in demand for consulting and training services. Porting fees are derived from VERITAS' funded development efforts that are typically associated with VERITAS' agreements with original equipment manufacturers. User license fees were 80% of total net revenue for the six months ended June 30, 1999, and 79% of total net revenue for the six months ended June 30, 1998.



     User License Fees. User license fees increased 116% from $69.0 million for the six months ended June 30, 1998 to $149.1 million for the six months ended June 30, 1999. The increase was primarily the result of continued growth in market acceptance of VERITAS' software products, a greater volume of large end-user transactions, increased revenue from original equipment manufacturer resales of bundled and unbundled VERITAS products, the introduction of new products and the acquisition of NSMG. In particular, VERITAS' user license fees from storage products increased by approximately 110% for the six months ended June 30, 1999 as compared to the six months ended June 30, 1998, and accounted for 84% of user license fees in the six months ended June 30, 1999 and 86% of user license fees in the six months ended June 30, 1998.



     Service Revenue. Service revenue increased 106% from $18.2 million for the six months ended June 30, 1998 to $37.5 million for the six months ended June 30, 1999. The increase was primarily due to increased sales of service and support contracts on new licenses, renewal of service and support contracts on existing licenses and, to a lesser extent, an increase in demand for consulting and training services and the acquisition of NSMG.



     Cost of Revenue. Cost of user license fees consists primarily of royalties, media, manuals and distribution costs. Cost of service revenue consists primarily of personnel-related costs in providing maintenance, technical support, consulting and training to customers, and development efforts in porting. Also included in the cost of revenue is the amortization of developed technology. Gross margin on user license fees is substantially higher than gross margin on service revenue, reflecting the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing maintenance, technical support, consulting, training services and development efforts. Cost of service revenue also varies based upon the mix of maintenance, technical support, consulting and training services.



     Cost of User License Fees (including amortization of developed technology). Cost of user license fees increased 92% from $5.1 million for the six months ended June 30, 1998 to $9.8 million for the six months ended June 30, 1999. The increase in cost of user license fees is due to the amortization of developed technology acquired in the NSMG and TeleBackup acquisitions. Gross margin remained consistent at 93% for the six months ended June 30, 1998 and for the six months ended June 30, 1999. The gross margin on user license fees may vary from period to period based on the license revenue mix and certain products having higher royalty rates than other products. VERITAS does not expect gross margin on user license fees to increase.

     Cost of Service Revenue. Cost of service revenue increased 59% from $9.3 million for the six months ended June 30, 1998 to $14.8 million for the six months ended June 30, 1999. Gross margin on service revenue increased from 49% for the six months ended June 30, 1998 to 61% for the six months ended June 30, 1999. The increase in absolute dollars was primarily due to personnel additions in customer support and training and consulting organizations, in anticipation of increased demand for such services. The improvement in gross margins in the six months ended June 30, 1999 compared to the six months ended June 30, 1998 was a result of increased productivity and higher service revenue growth due to a larger installed customer base paying support fees.



     Amortization of Developed Technology. Amortization of developed technology was $5.0 million for the six months ended June 30, 1999. This amount represents one month of amortization of the developed technology recorded upon our acquisitions of NSMG and TeleBackup. The useful life of the developed technology acquired in the NSMG and TeleBackup acquisitions is four years and amortization is expected to be approximately $15.0 million per quarter.



     Operating Expenses. The NSMG and TeleBackup acquisitions have contributed to increases in all operating expense categories. However, due to the integration that has taken place to date, it is not possible to reasonably quantify the portion of the increase which is directly related to these acquisitions.



     Selling and Marketing. Selling and marketing expenses consist primarily of salaries, related benefits, commissions, consultant fees and other costs associated with VERITAS' sales and marketing efforts. Selling and marketing expenses increased 138% from $30.0 million for the six months ended June 30, 1998 to $71.4 million for the six months ended June 30, 1999. Selling and marketing expenses as a percentage of total net revenue increased from 34% for the six months ended June 30, 1998 to 38% for the six months ended June 30, 1999. The increase was primarily the result of higher personnel and related costs associated with increased staffing resulting from new hires and the acquisitions. VERITAS intends to continue to expand its global sales and marketing infrastructure, and accordingly, expects its selling and marketing expenses to increase in absolute dollars but not to change significantly as a percentage of revenue in the future.



     Research and Development. Research and development expenses consist primarily of salaries, related benefits, third-party consultant fees and other engineering related costs. Research and development expenses increased 108% from $16.5 million for the six months ended June 30, 1998 to $34.4 million for the six months ended June 30, 1999. The increase was due primarily to increased staffing levels associated with new hires and the NSMG and TeleBackup acquisitions. As a percentage of total net revenue, research and development expenses decreased from 19% for the six months ended June 30, 1998 to 18% for the six months ended June 30, 1999. VERITAS believes that a significant level of research and development investment is required to remain competitive, and expects such expenses will continue to increase in absolute dollars in future periods, although such expenses may decline slightly as a percentage of total net revenue to the extent revenue increases. Research and development expenses can be expected to fluctuate from time to time to the extent that VERITAS makes periodic incremental investments in research and development and VERITAS' level of revenue fluctuates.



     General and Administrative. General and administrative expenses consist primarily of salaries, related benefits and fees for professional services, such as legal and accounting services. General and administrative expenses increased 136% from $4.4 million for the six months ended June 30, 1998 to $10.4 for the six months ended June 30, 1999. General and administrative expenses as a percentage of revenue increased from 5% for the six months ended June 30, 1998 to 6% for the six months ended June 30, 1999. The increase in absolute dollars was primarily due to additional personnel costs, including additional personnel related to the acquisitions in the second quarter of 1999, an increase in the provision for the allowance for doubtful accounts and other expenses associated with VERITAS enhancing its infrastructure to support expansion of its operations. General and administrative expenses are expected to increase in absolute dollars, but not to change significantly as a percentage of revenue in the future, as VERITAS expands its operations.



     Amortization of Goodwill and Other Intangibles. Amortization of goodwill and other intangibles was $71.6 million for the six months ended June 30, 1999. This amount represents one month of amortization of goodwill, acquired distribution channels, trademarks and other intangible assets recorded upon our acquisitions of NSMG and TeleBackup. The estimated useful life of the goodwill and other intangibles is four years and the amortization is expected to be approximately $215.5 million per quarter.



     In-process Research and Development. Upon the acquisitions of NSMG and TeleBackup in 1999, we recorded a one-time charge to in-process research and development of $103.1 million in the second quarter of 1999.



     Acquisition and Restructuring Costs. Upon the acquisition of NSMG, we recorded a one-time charge to acquisition and restructuring costs of $11.0 million, which included approximately $9.7 million in exit costs with respect to duplicative facilities which we plan to vacate and approximately $1.3 million in severance benefits.



     Acquisition and restructuring costs are summarized below:



                                                                               CASH
                                                                             PAYMENTS
                                                              PROVISION        FROM        ACCRUED
                                                             RECORDED AT    ACQUISITION     AS OF
                                                             ACQUISITION    TO JUNE 30,    JUNE 30,
                                                                DATE           1999          1999
                                                             -----------    -----------    --------
Cancellation of facility leases and other contracts......      $ 8,717         $  --       $ 8,717
Involuntary termination benefits.........................        1,335          (444)          891
Write off of redundant equipment and leasehold
  improvements...........................................          948            --           948
                                                               -------         -----       -------
                                                               $11,000         $(444)      $10,556
                                                               =======         =====       =======



     Of the remaining balance, $8.7 million relates to servicing operating lease payments or negotiated buyout of operating lease commitments on duplicative facilities, the lease terms of which will expire at various times through the year 2012. The remaining $1.8 million is expected to be utilized by December 1999. Non-cash restructuring charges of approximately $0.9 million relate to leasehold improvements and excess equipment.



     Interest and Other Income, Net. Interest and other income, net, increased 11% from $5.6 million for the six months ended June 30, 1998 to $6.2 million for the six months ended June 30, 1999. The increase was due primarily to increased amounts of interest income attributable to the higher level of funds available for investment. Foreign exchange transaction gains and losses which are included in other income, net, have not had a material effect on VERITAS' results of operations.



     Interest Expense. Interest expense remained consistent at $2.8 million for the six months ended June 30, 1998 and 1999. Interest expense consists primarily of interest accrued under the convertible subordinated notes issued by VERITAS in October 1997.



     Income Taxes. VERITAS had an effective tax rate of (9%) for the six months ended June 30, 1999, compared to a tax provision of 21% for the six months ended June 30, 1998. VERITAS' effective tax rate for the six months ended June 30, 1999 was negative and differed from the combined federal and state statutory rates primarily due to acquisition related charges that were non-deductible for tax purposes. VERITAS' 1998 effective tax rate is lower than the combined federal and state statutory rates primarily due to the utilization of federal net operating loss carryforwards and other credit carryforwards, offset by the impact of state and foreign taxes.

     The realization of VERITAS' net deferred tax assets is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. The amount of the net deferred tax assets considered realizable, however, could be reduced or increased in the near term if estimates of future taxable income are changed. Management intends to evaluate the realizability of the net deferred tax assets on a quarterly basis to assess the need for the valuation allowance.



     New Accounting Pronouncements. In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. VERITAS has implemented SOP 98-1 for its fiscal year ending December 31, 1999 and the impact of SOP 98-1 on VERITAS' financial position, results of operations and cash flows has not been material.



     In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 Software Revenue Recognition to require recognition of revenue using the "residual method" when certain criteria are met. VERITAS will be required to implement these provisions of SOP 98-9 for its fiscal year ending December 31, 2000. SOP 98-9 also amends SOP 98-4, an earlier amendment to SOP 97-2, which extended the deferral of the application of certain passages of SOP 97-2. VERITAS does not believe the impact of SOP 98-9 will be material to VERITAS' financial position, results of operations and cash flows.



     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities). SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. VERITAS will be required to implement SFAS No. 133 for its fiscal year ending December 31, 2001. VERITAS' foreign currency exchange rate hedging activities have been insignificant to date and VERITAS does not believe that the impact of SFAS No. 133 will be material to its financial position, results of operations or cash flows.


FISCAL YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

     Net Revenue

     Total net revenue increased 74% to $210.9 million in 1998 from $121.1 million in 1997, when it increased 67% from $72.7 million in 1996. VERITAS believes that the percentage increases in total revenue achieved in these periods are not necessarily indicative of future results. VERITAS' revenue is comprised of user license fees and service revenue. Growth in user license fees has been driven primarily by increasing market acceptance of VERITAS' products, introduction of new products and a larger percentage of total license revenue generated through the direct sales channel. Service revenue is derived primarily from contracts for software maintenance and technical support and, to a lesser extent, consulting services, training services and porting fees. The growth in service revenue has been driven primarily by increased sales of service and support contracts on new license sales and, to a lesser extent, by increasing renewals of these contracts by VERITAS' installed base of licensees. VERITAS also experienced an increase in demand for consulting and training services. Porting fees are derived from VERITAS' funded development efforts that are typically associated with VERITAS' agreements with original equipment manufacturers.

     User License Fees. User license fees increased 75% to $167.7 million in 1998 from $95.7 million in 1997, when they increased 62% from $59.2 million in 1996. The increases in both 1998 and 1997 were primarily the result of continued growth in market acceptance of VERITAS' software products, a greater volume of large end-user transactions, increased revenue from original equipment manufacturer resales of bundled and unbundled VERITAS products and the introduction of new products. In particular, VERITAS' user license fees from storage products increased by approximately 72% in 1998 from 1997, and accounted for 88%, 89% and 79% of user license fees in 1998, 1997 and 1996, respectively. User license fee growth in 1998 and 1997 also included increases in direct sales and sales from distributors other than original equipment manufacturers.

     Service Revenue. Service revenue increased 70% to $43.2 million in 1998, from $25.4 million in 1997, when it increased 88% from $13.5 million in 1996. The increases in both 1998 and 1997 were primarily due to increased sales of service and support contracts on new licenses, renewal of service and support contracts on existing licenses and, to a lesser extent in 1997, an increase in demand for consulting and training services.

     Cost of Revenue

     Cost of user license fees consists primarily of royalties, media, manuals and distribution costs. Cost of service revenue consists primarily of personnel-related costs in providing maintenance, technical support, consulting and training to customers, and development efforts in porting. Gross margin on user license fees is substantially higher than gross margin on service revenue, reflecting the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing maintenance, technical support, consulting, training services and development efforts. Cost of service revenue also varies based upon the mix of maintenance, technical support, consulting and training services.

     Cost of User License Fees. Cost of user license fees increased 86% to $8.8 million in 1998 from $4.7 million in 1997, and increased 57% in 1997 from $3.0 million in 1996. The increases are primarily the result of a larger percentage of license fees being generated from the sale of products with higher royalty rates. Gross margin on user license fees remained constant at 95% in each of the three years ended December 31, 1998, 1997 and 1996. The gross margin on user license fees may vary from period to period based on the license revenue mix and certain products having higher royalty rates than other products. VERITAS does not expect improvements in gross margin on user license fees.

     Cost of Service Revenue. Cost of service revenue increased 76% to $20.7 million in 1998 from $11.7 million in 1997, and increased 164% in 1997 from $4.4 million in 1996. Gross margin on service revenue was 52%, 54% and 67% in 1998, 1997 and 1996, respectively. The decreases in gross margin were primarily due to personnel additions in our customer support and training and consulting organizations, in anticipation of increased demand for such services. In addition, VERITAS devoted technical resources to fund porting activities in excess of the amounts chargeable to customers.

     Operating Expenses

     Selling and Marketing. Selling and marketing expenses consist primarily of salaries, related benefits, commissions, consultant fees and other costs associated with VERITAS' sales and marketing efforts. Selling and marketing expenses increased 78% to $76.4 million in 1998 from $42.9 million in 1997, and increased 65% in 1997 from $26.0 million in 1996. Selling and marketing expenses as a percentage of total net revenue remained relatively consistent at 36%, 35% and 36% in 1998, 1997 and 1996, respectively. The increase in absolute dollars is primarily attributable to increased sales and marketing staffing and, to a lesser extent, increased costs associated with new marketing programs. VERITAS intends to continue to expand its global sales and marketing infrastructure, and accordingly, VERITAS expects its selling and marketing expenses to increase in absolute dollars but not change significantly as a percentage of revenue in the future.

     Research and Development. Research and development expenses consist primarily of salaries, related benefits, third-party consultant fees and other engineering related costs. Research and development expenses increased 60% to $40.2 million in 1998 from $25.2 million in 1997, and increased 36% in 1997 from $18.5 million in 1996. The increase was due primarily to increased staffing levels. As a percentage of total net revenue, research and development expenses decreased to 19% in 1998 from 21% in 1997 and 25% in 1996. VERITAS believes that a significant level of research and development investment is required to remain competitive, and expects such expenses will continue to increase in absolute dollars in future periods, although such expenses may continue to decline as a percentage of total net revenue to the extent revenue increases. Research and development expenses can be expected to fluctuate from time to time to the extent that VERITAS makes periodic incremental investments in research and development and VERITAS' level of revenue fluctuates.

     General and Administrative. General and administrative expenses consist primarily of salaries, related benefits and fees for professional services, such as legal and accounting services. General and administrative expenses increased 31% to $10.5 million in 1998 from $8.0 million in 1997, and increased 19% in 1997 from $6.7 million in 1996. General and administrative expenses as a percentage of revenue were 5%, 7% and 9% in 1998, 1997 and 1996, respectively. The increases in absolute dollars in 1998 and 1997 were primarily due to additional personnel costs and other expenses associated with VERITAS enhancing its infrastructure to support expansion of its operations. General and administrative expenses are expected to increase in future periods in absolute dollars to the extent VERITAS expands its operations.


     Acquisition and Restructuring Costs. As a result of the OpenVision merger, VERITAS incurred charges to operations of $8.5 million in the second quarter of 1997, consisting of approximately $4.2 million for transaction fees and professional services, $1.9 million for contract terminations and asset write-offs and $2.4 million for other costs incident to the OpenVision merger. Of the total charge, $1.2 million resulted from the write-down of redundant assets and facilities, primarily consisting of intangible assets related to a prior acquisition which were redundant as a result of OpenVision having a similar product line, and $7.3 million involved cash outflows for banking, legal and accounting fees and other direct costs and payments in connection with the elimination of duplicative facilities. The remaining unpaid amount of $0.2 million at December 31, 1998 related primarily to ongoing lease payments for vacated facilities through the termination of the lease or the estimated date which such facilities will be subleased.


     In-Process Research and Development. On April 1, 1996, VERITAS acquired all of the outstanding capital stock of ACSC for a total cost of approximately $3.5 million. Of the total cost, $2.2 million was allocated to in-process research and development and expensed in the second quarter of 1996. Approximately $1.3 million was allocated to intangible assets that originally were amortized and then fully written off in the second quarter of 1997 as part of the OpenVision merger-related costs, since the ACSC product line became redundant upon the OpenVision merger. On May 15, 1998, VERITAS acquired all of the outstanding stock of Windward for a total cost of $2.5 million. The transaction was accounted for using purchase accounting. Of the total cost, $0.6 million was allocated to in-process research and development and $1.9 million was allocated to acquired intangibles which is being amortized over a five year period. Total cash outflows in 1998 related to this purchase were $1.3 million. VERITAS agreed to pay the sole shareholder of Windward certain earn-out payments of up to an aggregate of $1.2 million over the next two years subject to satisfaction of certain conditions (which it was probable would be met) and the amount was accrued at the acquisition date. VERITAS also agreed to pay that shareholder a royalty on certain future product revenue derived from the products acquired over a five year period, up to a maximum of $2.5 million. The Consolidated Statements of Operations include the results of operations of Windward subsequent to the acquisition date.

     Interest and Other Income, Net. Interest and other income, net increased to $11.8 million in 1998 from $4.9 million in 1997, and $2.8 million in 1996. The increases were due primarily to increased amounts of interest income attributable to the higher level of funds available for investment. Foreign exchange transaction gains and losses which are included in other income, net, have not had a significant effect on VERITAS' results of operations.

     Interest Expense. Interest expense increased to $5.7 million in 1998 from $1.2 million in 1997, and $0.3 million in 1996. Interest expense in 1998 and 1997 consists primarily of interest accrued under the Convertible Subordinated Notes issued by VERITAS in October 1997. Interest expense in 1996 was insignificant.

     Income Taxes. VERITAS had effective tax rates of 14%, 4% and 15% in 1998, 1997 and 1996, respectively. VERITAS' effective tax rate is lower than the combined federal and state statutory rates primarily due to the utilization of federal net operating loss carryforwards and other credit carryforwards, offset by the impact of state and foreign taxes.

     VERITAS accounts for its income taxes under Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income taxes. The realization of VERITAS' net deferred tax assets, which relate primarily to net operating loss carryforwards and temporary differences, is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax assets considered realizable, however, could be reduced or increased in the near term if estimates of future taxable income are changed. Management intends to evaluate the realizability of the net deferred tax assets on a quarterly basis to assess the need for the valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES


     Our cash, cash equivalents and short-term investments totaled $211.1 million and $236.1 million at December 31, 1998 and June 30, 1999, and represented 60% and 5.8% of total assets, respectively. Cash and cash equivalents are highly liquid with original maturities of ninety days or less. Short-term investments consist mainly of investment grade commercial paper, market auction preferreds and other medium-term notes. At December 31, 1998 and June 30, 1999, we had $100.8 million and $100.7 million of long-term obligations, and stockholders' equity was approximately $169.9 million and $3.6 billion, respectively.



     Net cash provided by operating activities was $62.8 million, $26.8 million and $14.4 million in 1998, 1997 and 1996, respectively, and $51.6 million in the six months ended June 30, 1999, compared to $23.2 million in the six months ended June 30, 1998. Increases in 1998 and 1997 cash provided by operating activities resulted primarily from net income and increases in accounts payable, accrued liabilities and deferred revenue balances. These sources of cash were offset somewhat by uses of cash in connection with an increase in balances of accounts receivable and prepaid expenses, reflecting our overall growth. For the six months ended June 30, 1999, cash provided by operating activities resulted primarily from income after adjustments to exclude the non-cash charges including amortization of intangibles related to acquisition activities and an increase in deferred revenue. For the six months ended June 30, 1998, cash provided by operating activities increased primarily as a result of higher net income, increases in accrued liabilities and deferred revenue though partially offset by reductions in prepaid expenses and accounts receivable.



     Our investing activities used cash of $86.8 million in the six months ended June 30, 1999 primarily due to the net increase in short-term and long-term investments of $64.4 million and capital expenditures of $23.7 million. Our investing activities used cash of $20.5 million in the six months ended June 30, 1998 due to the net increase in short-term investments of $9.2 million and capital expenditures of $10.0 million. Our investing activities used cash of $13.4 million in 1998 primarily due to capital expenditures of $23.4 million. In addition, we used $1.3 million of cash for the purchase of Windward in May 1998. Our investing activities used cash of $71.1 million in 1997 primarily for net purchases of short-term investments of $65.0 million, and capital expenditures of $6.2 million. Our investing activities used cash of $31.4 million in 1996 and consisted primarily of $22.7 million of net purchases of short-term investments, $5.5 million used for capital expenditures and $3.5 million used for the purchase of ACSC.



     Financing activities provided cash of $16.7 million in the six months ended June 30, 1999, and $6.9 million in the six months ended June 30, 1998 from the issuance of common stock under our employee stock plans. Financing activities provided cash of $14.0 million in 1998, also arising primarily from the issuance of common stock under our employee stock plans. Financing activities provided cash of $102.9 million in 1997, primarily from the net proceeds of $97.5 million from the issuance of the Notes and issuance of common stock of $5.8 million under our employee stock plans, partially offset by the payment against the note payable. In 1996, financing activities provided cash of $31.0 million that reflects the net proceeds of $36.4 million from OpenVision's May 1996 initial public stock offering and issuance of common stock of $2.7 million under our employee stock plans, partially offset by the payments made against notes payable.



     In October 1997, we issued $100.0 million of 5.25% convertible subordinated notes due 2004 (the "5.25% notes"), for which we received net proceeds of $97.5 million. VERITAS and its a wholly-owned subsidiary VERITAS Operating Corporation are co-obligors on the 5.25% notes. The 5.25% notes provide for semi-annual interest payments of $2.6 million each May 1 and November 1. The 5.25% notes are convertible into shares of our common stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $21.50 per share, subject to adjustment in certain events. On or after November 5, 2002, the 5.25% notes will be redeemable over the period of time until maturity at our option at declining premiums to par. The debt issuance costs are being amortized over the term of the 5.25% notes using the interest method. The issuance of the 5.25% notes resulted in a ratio of long-term debt to total capitalization of approximately 3% at June 30, 1999.



     In August 1999, VERITAS and VERITAS Operating Corporation issued $465.8 million aggregate principal amount at maturity of 1.856% convertible subordinated notes due 2006 (the "1.856% notes") for which we received net proceeds of approximately $334.9 million. VERITAS and VERITAS Operating Corporation are co-obligors on the 1.856% notes. The 1.856% notes provide for semi-annual interest payments of $4.3 million each February 13 and August 13, commencing February 13, 2000. The 1.856% notes are convertible into shares of our common stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $59.78 per share, subject to adjustment in certain events, equivalent to an initial conversion rate of 12.415 shares of common stock per $1,000 principal amount at maturity. On or after August 16, 2002, the 1.856% notes will be redeemable over the period of time until maturity at our option at issuance price plus accrued original issue discount and any accrued interest. If a fundamental change, as defined in the Amended and Restated First Supplemental Indenture dated July 30, 1999, occurs prior to August 13, 2006, each holder has the right to require us to redeem all or part of the 1.856% notes at issuance price plus accrued original issue discount and any accrued interest. The debt issuance costs are being amortized over the term of the 1.856% notes using the interest method. We expect to use the net proceeds from these 1.856% notes issuance for general corporate purposes, including working capital expenditures and possible acquisitions of companies or technology, although there are no current agreements or negotiations with respect to any material acquisitions. Pending these uses, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.



     Following the issuance of the 1.856% notes, we will have a ratio of long-term debt to total capitalization at June 30, 1999 of approximately 11%. As a result of this additional indebtedness, our principal and interest payment obligations will increase substantially. The degree to which we will be leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. We will require substantial amounts of cash to fund scheduled payments of principal and interest on our indebtedness, including the notes, future capital expenditures and any increased working capital requirements. If we are unable to meet our cash requirements out of cash flow from operations, we cannot assure you that we will be able to obtain alternative financing.



     During the quarter ended June 30, 1999, we signed a lease for new corporate campus facilities in Mountain View, California. The lease term for the first facilities is five years beginning in April 1999, with an option to extend the lease term for two successive periods of one year each. The Company has an option to purchase the property (land and facilities) for $72.0 million, or at the end of the lease arrange for the sale of the property to a third party with the Company retaining an obligation to the owner for the difference between the sale price and the $72.0 million if the sales price is less than this amount, subject to certain provisions of the lease. Lease payments on the first phase facilities will begin in the second quarter of 2001. The lease requires us to maintain specified financial covenants such as leverage ratio, quick ratio and earnings before interest, taxes, depreciation and amortization, all of which we were in compliance with as of June 30, 1999.



     We believe that our current cash, cash equivalents and short-term investment balances and cash flow from operations will be sufficient to meet our expected working capital and capital expenditure requirements for at least the next twelve months. However, we may require additional funds to support our working capital requirements for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. We cannot assure you that additional financing will be available at all or that if available, we will be able to obtain it on terms favorable to us.


YEAR 2000 COMPLIANCE

     Background of Year 2000 Issues

     We are aware of the issues associated with the programming code in existing computer systems as the millennium approaches. Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates because such systems were developed using two digits rather than four to determine the applicable year. For example, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This error could result in system failures, generation of erroneous data or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with such Year 2000 requirements. The Year 2000 problem is pervasive and complex. Significant uncertainty exists in the software industry concerning the potential impact of Year 2000 problems. We are assessing the potential overall impact of the impending century change on our business, financial condition and results of operations.

     State of Readiness

     Based on our assessment to date, we believe the current versions of our software products and services are "Year 2000 ready" -- that is, they are capable of adequately distinguishing twenty-first century dates from twentieth century dates. New products are being designed and tested to be Year 2000 ready. Although our products have undergone, or will undergo, our normal quality testing procedures, there can, however, be no assurance that our products will contain all necessary date code changes. Furthermore, use of our products in connection with other products which are not Year 2000 ready, including non-compliant hardware, software and firmware may result in the inaccurate exchange of dates and result in performance problems or system failure. In addition, original equipment manufacturer derivative versions of older VERITAS products may not be Year 2000 ready. Any failure of our products to perform, including system malfunctions associated with the onset of year 2000, could result in claims against us. However, success of our Year 2000 compliance efforts may depend on the success of our customers in dealing with the Year 2000 issue, as we have formally notified all customers of extent of the Year 2000 readiness of our products.

     Although we have not been a party to any litigation or arbitration proceeding to date that involves Year 2000 compliance issues with our products or services, there can be no assurance that we will not in the future be required to defend our products or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000 related disputes, regardless of the merits of such disputes, and any liability we have for Year 2000 related damages, including consequential damages, could harm on our business.

     In addition, we believe that purchasing patterns of customers and potential customers may be affected by Year 2000 compliance issues as organizations expend significant resources to correct their current software systems for Year 2000 compliance. These expenditures may result in reduced funding available to such entities for other information technology purchases, such as those products and services offered by us. Furthermore, customers and potential customers may defer information technology purchases generally until early in the next millennium to avoid Year 2000 compliance problems. Any such deferral of purchases by our customers or potential customers could harm our business.

     Our business depends on numerous systems that could potentially be impacted by Year 2000 related problems. Those systems include, among others: hardware and software systems used by us to deliver products and services to our customers (including software supplied by third parties); communications networks such as the wide area network and local area networks upon which we depend to communicate product orders to our manufacturing and distribution operations and to develop products; the internal systems of our customers and suppliers; software products sold to customers; the hardware and software systems used internally by us in the management of our business; and non-information technology systems and services used by us in the management of our business, such as power, telephone systems and building systems.

     We are currently in the process of evaluating our information technology infrastructure in order to identify and modify any products, services or systems, including hardware, software and firmware, that are not Year 2000 ready. Based on our initial analysis of the systems potentially impacted by conducting business in the twenty-first century, we are applying a phased approach to making such systems, and accordingly, our operations, ready for the year 2000. Beyond awareness of the issues and scope of systems involved, the phases of activities in process include: an assessment of specific underlying computer systems, programs and hardware; renovation or replacement of Year 2000 non-compliant technology; validation and testing of critical systems certified by third-party suppliers to be

Year 2000 ready; and implementation of Year 2000 ready systems. The table below describes the status and timing of such phased activities.

                                                                                   TARGETED
           IMPACTED SYSTEMS                              STATUS                   COMPLETION
           ----------------                              ------                   ----------
Software products sold to customers      Software products tested and available   Completed
                                         for customers
Communication networks used to carry     Assessment inventory completed           Completed
  products and provide services
Hardware and software systems used to    Assessment inventory completed           Completed
  manage our business
Hardware and software systems used to    Assessment completed                     Completed
  deliver products and services
Hardware and software systems used to    Validation, testing and remediation in    Q3 1999
  deliver products and provide services  process
  (including desktops)
Communication networks used to carry     Validation, testing and remediation in    Q3 1999
  products and provide services          process
Non-information technology systems and   Systems upgraded or replaced as           Q3 1999
  services                               appropriate, testing and implementation
Hardware and software systems used to    Validation, testing and remediation       Q4 1999
  manage our business

     Extensive Year 2000 testing will be conducted on all systems considered critical to us. To date, we have not encountered any material problems in this regard with our computer systems or any other equipment that might be subject to such problems. In the event that any of our significant suppliers or customers does not successfully and timely achieve Year 2000 compliance, our business or operations could be adversely affected. This could result in system failures or generation of erroneous information and could cause significant disruption to business activities. We are reviewing what further actions are required to make all software systems used internally Year 2000 ready as well as actions needed to mitigate vulnerability to problems with suppliers and other third parties' systems.

COSTS TO ADDRESS YEAR 2000 ISSUES

     The total cost of our Year 2000 compliance activities has not been, and is not anticipated to be, material to our business, results of operations and financial condition. We estimate specific Year 2000 expenses to date to be not more than $0.5 million and do not expect total costs of the compliance activities to exceed $1.0 million. These costs and the timing in which we plan to complete our Year 2000 modification and testing processes are based on our estimates. However, we cannot assure you there can be no assurance that we will timely identify and remedy all significant Year 2000 problems, that remediation efforts will not involve significant time and expense, or that such problems will not harm our business.

CONTINGENCY PLANS

     We do not presently have a contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrence. If we fail to address any unforeseen Year 2000 issue our business could be harmed. Full contingency plans are scheduled for completion by September 1, 1999.

                     THE NETWORK & STORAGE MANAGEMENT GROUP
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The NSMG business, sometimes referred to in this prospectus as the Network & Storage Management Group, develops and markets software products and provides related services enabling information technology professionals to manage distributed network resources and to secure and protect enterprise data. The Network & Storage Management Group operates in a single industry segment. Its products offer features such as system backup, disaster recovery, migration, replication, automated client protection, storage resource management, scheduling, event correlation and desktop management.

     VERITAS acquired the Network & Storage Management Group on May 28, 1999. Before then, the Network & Storage Management Group was an operating division of Seagate Software, which is a majority-owned and consolidated subsidiary of Seagate Technology. Seagate Technology is a data technology company that provides products for storing, managing and accessing digital information on computer systems. The Network & Storage Management Group was headquartered in Scotts Valley, California and had 17 offices and operations in seven countries worldwide. Neither Seagate Software nor Seagate Technology has updated the following discussion from April 2, 1999 and has no obligation to do so in this prospectus. In accordance with the rules of the SEC, VERITAS has not updated this historical discussion.

     The statements of operations discussed below include all revenues and costs attributable to the Network & Storage Management Group, including allocations of certain corporate administration, finance, and management costs. These costs were proportionately allocated to the Network & Storage Management Group based on time studies and detailed inquiries performed with Seagate Software's corporate marketing and general and administrative departmental managers. In addition, some of Seagate Software's operations were shared locations involving activities of the Network & Storage Management Group and to other businesses of Seagate Software. Costs incurred in shared locations are allocated among the Seagate Software businesses based on identification of the costs as relating to the specific businesses. Where specific identification is not possible, the costs are allocated between the Network & Storage Management Group and other businesses of Seagate Software using methodologies that management believes are reasonable. Transactions and balances between entities and locations within the Network & Storage Management Group itself have been eliminated.

     From August 1994 to June 1996, Seagate Technology acquired seven software companies that were engaged in developing and marketing network and/or storage management software products. In addition, in February 1996, Seagate Technology merged with Conner Peripherals, Inc. in a transaction accounted for as a pooling of interests. In connection with the merger, Seagate Technology purchased the outstanding minority interests in Conner's storage management software operations under Arcada Software, Inc. for $85.1 million, which resulted in allocations to goodwill and other intangibles of $47.4 million, a write-off of in-process research and development of $43.9 million and a deferred tax liability of $6.2 million. In June 1998, the Network & Storage Management Group acquired Eastman Software Storage Management Group, Inc., a subsidiary of Eastman Kodak Company, for $10.0 million in cash, which resulted in allocations to goodwill and other intangibles of $3.2 million and a write-off of in-process research and development of $6.8 million. The accompanying financial statements present the combined results of operations of the acquired companies from the dates of acquisition.

     The Network & Storage Management Group operated and reported financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June
30. Accordingly, fiscal 1998 ended on

July 3, 1998, fiscal 1997 ended on June 27, 1997 and fiscal 1996 ended on June 28, 1996. Fiscal 1998 was comprised of 53 weeks and fiscal years 1997 and 1996 were comprised of 52 weeks.

     Arcada, which was acquired by the Network & Storage Management Group pursuant to Seagate Technology's merger with Conner, had a fiscal year that ended on the Saturday closest to December 31. Accordingly, Arcada's statement of operations for the year ended December 30, 1995 has been combined with the Network & Storage Management Group's statement of operations for the year ended June 30, 1995. In order to conform Arcada's fiscal year end to the Network & Storage Management Group's fiscal year end, the Network & Storage Management Group's combined statement of operations for the year ended June 28, 1996 includes six months, July 1, 1995 through December 31, 1995, for Arcada which are also included in the Network & Storage Management Group's combined statement of operations for the year ended June 30, 1995. Arcada's duplicated results for the period from July 1, 1995 to December 30, 1995 includes revenues of $37.7 million, operating expenses of $29.3 million, and a net loss of $80,000.

BUSINESS COMBINATIONS

     Valuation methodology. In accordance with the provisions of Accounting Principles Board Opinion 16, all identifiable assets, including identifiable intangible assets, were assigned a portion of the cost of the acquired enterprise (purchase price) on the basis of their respective fair values. This included the portion of the purchase price properly attributed to incomplete research and development projects that should be expensed according to the requirements of Interpretation 4 of Statement of Financial Accounting Standard No. 2.

     Intangible assets were identified through:

     - analysis of the acquisition agreement;

     - consideration of the Network & Storage Management Group's intentions for future use of the acquired assets; and

     - analysis of data available concerning the business's products, technologies, markets, historical financial performance, estimates of future performance and the assumptions underlying those estimates.

The economic and competitive environment in which the Network & Storage Management Group and the company to be acquired operate was also considered in the valuation analysis.

     Specifically, purchased research and development was identified and valued through extensive interviews and discussions with the Network & Storage Management Group and the company to be acquired's management and the analysis of data provided by the company to be acquired concerning the company to be acquired's developmental products, their respective stage of development, the time and resources needed to complete them, their expected income generating ability, target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased research and development project. A portion of the purchase price was allocated to the developmental projects based on the appraised fair values of such projects.

ARCADA SOFTWARE, INC.

     Overview

     As of the acquisition date, Arcada had spent a significant amount of money on research and development related to the re-development efforts to add features and utilities to the Desktop, NetWare and Windows NT products such as disk grooming, hierarchical storage management, upgraded graphical user interfaces, file and server replication, and server mirroring in order to continue to meet increasingly complex user needs.

     In accordance with Statement of Financial Accounting Standards No. 86, paragraph 38, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Seagate Software purchased existing products from Arcada, since the majority of the original underlying code and base technology for the NetWare and Windows NT product families was completed in the 1990 time frame, the technologies, as of the date of valuation, were undergoing significant re-development.

     Assumptions

     Revenue

     Future revenue estimates were generated for the following product families:

     - Desktop;

     - NetWare; and

     - Windows NT.

     Aggregate revenue for Arcada products was estimated to be approximately $94 million for the ten and one-half months ending December 31, 1996. Revenues were estimated to increase to approximately $161 million and $234 million for calendar years 1997 and 1998 when most of the in-process projects were expected to be complete and shipped. Thereafter, revenue was estimated to increase at rates ranging from 35% to 40% for calendar years 1999 through 2002. Revenue estimates were based on:

     - aggregate revenue growth rates for the business as a whole;

     - individual product revenues;

     - growth rates for the storage management software market;

     - the aggregate size of the storage management software market;

     - anticipated product development and introduction schedules;

     - product sales cycles; and

     - the estimated life of a product's underlying technology.

     The estimated product development cycle of the new products ranged from 12 to 18 months. Actual revenues for calendar years 1997 and 1998 were less than those estimated.

     Operating expenses

     Operating expenses used in the valuation analysis of Arcada included:

     - cost of goods sold;

     - general and administrative expense;

     - selling and marketing expense; and

     - research and development expense.

     In developing future expense estimates, an evaluation of both Seagate Software and Arcada's overall business model, specific product results, including both historical and expected direct expense levels, as appropriate, and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies ranged from approximately 5% to 30% for Desktop, 10% for NetWare and 5% for Windows NT. The Network & Storage Management Group's cost of goods sold was 23% for fiscal 1996, 23% for fiscal 1997 and 13% for fiscal 1998.

     General and administrative expense. General and administrative expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 12% in calendar 1996 to 8% in calendar 1998 and beyond.

     Selling and marketing expense. Selling and marketing expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 30% throughout the estimation period.

     Research and development expense. Research and development expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information, also referred to as "maintenance" research and development). Maintenance research and development includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance research and development expense was estimated to be 5% of revenue for the developed technologies and 3% of revenue for the in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, the Network & Storage Management Group management anticipated the costs to complete the Desktop, NetWare, and Windows NT technologies at approximately $6.8 million, $4.5 million and $7.5 million, respectively. Since the acquisition date, all projects originally acquired from Arcada were commercially released prior to the end of the fourth quarter of fiscal 1997.

     Effective tax rate

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

     Discount rate

     The discount rates selected for Arcada's developed and in-process technologies were 15% and 17.5%, respectively. In the selection of the appropriate discount rates, consideration was given to (1) the weighted average cost of capital, approximately 13% to 15% at the date of acquisition of its parent, Seagate Technology, Inc. and (2) the weighted average return on assets, approximately 18%. The discount rate utilized for the in-process technology was determined to be higher than Seagate Technology's weighted average cost of capital due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate Technology's weighted average cost of capital, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

EASTMAN SOFTWARE STORAGE MANAGEMENT GROUP

     Overview

     Eastman Software Storage Management Group's two primary products are OPEN/stor for Windows NT and AvailHSM for NetWare. By integrating Eastman's product line, the Network & Storage Management Group will be able to convert their Storage Migrator product into a stand-alone hierarchical storage management application for Windows NT environments. As of the date of acquisition, the Network & Storage Management Group abandoned the AvailHSM product and technology due to dated features and functionality; the valuation analysis did not include a fair value for the AvailHSM product.

     As for OPEN/stor at the date of acquisition, the Network & Storage Management Group planned to phase out the product over the following 12 to 15 months. The Network & Storage Management Group's purpose for the acquisition was for the next generation technologies that were underway at Eastman, referenced by project names Sakkara and Phoenix. These projects were complete re-writes of Eastman's prior generation technology that would allow the product to be sold stand-alone upon completion.

     In accordance with Statement of Financial Accounting Standards No. 86, paragraph 38, "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although the Network & Storage Management Group purchased existing products from Eastman, the existing products did not operate on a stand-alone basis. Therefore, as mentioned above, all of the original underlying code and base technology for the next generation products were in the process of being completely re-written as date of valuation.

     Assumptions

     Revenue

     Future revenue estimates were generated for the following technologies:

     - OPEN/stor;

     - Sakkara; and

     - Phoenix.

     Aggregate revenue for existing Eastman products was estimated to be approximately $167,000 for the one month ending June 30, 1998. Revenues were estimated to increase to approximately $3.9 million and $7.1 million for fiscal years 1999 and 2000 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 20% to 30% for fiscal years 2001 through 2006. Revenue estimates were based on:

     - aggregate revenue growth rates for the business as a whole;

     - individual product revenues;

     - growth rates for the storage management software market;

     - the aggregate size of the storage management software market;

     - anticipated product development and introduction schedules;

     - product sales cycles; and

     - the estimated life of a product's underlying technology.

     Operating expenses

     Operating expenses used in the valuation analysis of Eastman included:

     - cost of goods sold;

     - general and administrative expenses;

     - selling and marketing expense; and

     - research and development expense.

     In developing future expense estimates, an evaluation of both the Network & Storage Management Group and Eastman's overall business model, specific product results, including both historical and expected direct expense levels as appropriate, and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 5% throughout the estimation period. The Network & Storage Management Group's cost of goods sold was 23% for fiscal 1996 and 1997.

     General and administrative expense. General and administrative expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 10% throughout the estimation period.

     Selling and marketing expense. Selling and marketing expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 27% throughout the estimation period.

     Research and development expense. Research and development expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information, also referred to as "maintenance" research and development. Maintenance research and development includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance research and development expense was estimated to be 5% of revenue for the developed and in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, the Network & Storage Management Group's management anticipated the costs to complete the in-process technologies at approximately $1.8 million.

     Effective tax rate

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects the Network & Storage Management Group's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

     Discount rate

     The discount rates selected for Eastman's developed and in-process technologies were 15% and 20%, respectively. In the selection of the appropriate discount rates, consideration was given to (1) the weighted average cost of capital, approximately 15% at the date of acquisition and (2) the weighted average return on assets, approximately 18%. The discount rate utilized for the in-process technology was determined to be higher than the Network & Storage Management Group's weighted average cost of capital due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than the Network & Storage

Management Group's weighted average cost of capital, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

CALYPSO SOFTWARE SYSTEMS, INC.

     Calypso was a software developer in the enterprise network/system management market. Calypso provided software which was designed to enable companies to automate the management of their distributed applications. At the date of acquisition, Calypso had two main products: Maestro Vision and Atrium Extendible Management System for Spectrum. Both existing products, as of the acquisition date, were planned to be phased out over the following 24 months. Calypso, at the acquisition date, was in the process of developing the next generation Atrium Extendible Management System product that was to be sold stand-alone. Both Maestro and Atrium Extendible Management System for Spectrum were originally designed for use only on certain system platforms, Cabletron and Spectrum, respectively. However, Atrium Extendible Management System, stand-alone, would allow systems managers on any system platform to distribute software; monitor central processing units, memory, and operating system administration; manage applications, file systems, and print services; and perform UNIX and NT system administration.

     As of the date of acquisition, Calypso had undergone or was in the process of undergoing the re-write of code in C++, adding navigator capabilities, developing web server and browser interoperability, developing CORBA interoperability, and developing Network OLE/COM interoperability for Atrium Extendible Management System, stand-alone. The estimated cost to complete, at the date of acquisition, was approximately $750,000. These in-process research and development projects were successfully completed prior to a restructuring of operations in the third quarter of fiscal 1997. As a result of this restructuring and a change in Seagate Software's strategic direction, in the first quarter of fiscal 1998 Seagate Software disposed of all the developed and in-process technologies originally acquired from Calypso.

ONDEMAND SOFTWARE, INC.

     OnDemand developed and marketed electronic software distribution products for network management in the client/server environment. OnDemand's flagship product was WinINSTALL. As of the date of acquisition, OnDemand was in the process of developing the next generation of WinINSTALL Version 6.0. A significant feature of Version 6.0 which is not available by any competitive product, was a rollback with clone capability, which would allow the user to selectively return a PC to a previous state upon installation failure or upon user demand. In order for WinINSTALL Version 6.0 to become a commercially viable product, OnDemand, as of the valuation date, had undergone or was in the process of undergoing significant development efforts, including:

     - developing rollback facilities, including clone capability;

     - expanding global editor to be included in the WinINSTALL registry file;

     - improving WinINSTALL Remote to ease package generation and distribution;

     - adding a feature that would allow optional electronic mail notification on installation failure and on installation refusals due to license limitations; and

     - expanding copy options and interactive install displays, adding substitution variables and allowing version control of backup files.

     As of the date of acquisition, Seagate Software management anticipated the costs to complete WinINSTALL Version 6.0 at approximately $920,000. Since the acquisition date, the acquired in-process research and development from OnDemand has been completed and the related products were released during fiscal 1997.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, line items in the Network & Storage Management Group's statements of operations expressed as a percentage of total revenue.

                                                  FISCAL YEAR ENDED            NINE MONTHS ENDED
                                           -------------------------------    --------------------
                                           JUNE 28,    JUNE 27,    JULY 3,    APRIL 3,    APRIL 2,
                                             1996        1997       1998        1998        1999
                                           --------    --------    -------    --------    --------
Revenues:
  Licensing..............................     88%         93%         91%        91%         92%
  Licensing from Seagate Technology......      8           3           3          3           3
  Maintenance, support and other.........      4           4           6          6           5
                                             ---         ---         ---        ---         ---
       Total revenues....................    100         100         100        100         100
Cost of revenues:
  Licensing..............................     11           8           8          9           5
  Licensing from Seagate Technology......      3           1           *          *           *
  Maintenance, support and other.........      *           1           1          1           2
  Amortization of developed
     technologies........................      9          12           4          5           1
                                             ---         ---         ---        ---         ---
       Total cost of revenues............     23          22          13         15           8
                                             ---         ---         ---        ---         ---
Gross profit.............................     77          78          87         85          92
Operating expenses:
  Sales and marketing....................     48          48          39         39          37
  Research and development...............     28          24          18         18          16
  General and administrative.............     17          18          13         13           9
  In-process research and development....     52           *           4         --          --
  Amortization of goodwill and other
     intangibles.........................     11          14           7          8           5
  Restructuring costs....................      8           2           *         --          --
                                             ---         ---         ---        ---         ---
       Total operating expenses..........    164         106          81         78          67
                                             ---         ---         ---        ---         ---
Income (loss) from operations............    (87)        (28)          6          7          25
  Interest expense.......................     (1)         (2)         (1)        (1)          *
  Other, net.............................      *           *           *          *           1
                                             ---         ---         ---        ---         ---
     Interest and other, net.............     (1)         (2)         (1)        (1)          1
                                             ---         ---         ---        ---         ---
Income (loss) before income taxes........    (88)        (30)          5          6          26
Benefit from (provision for) income
  taxes..................................      8           7          (3)        (4)        (11)
                                             ---         ---         ---        ---         ---
Net income (loss)........................    (80)%       (23)%         2%         2%         15%
                                             ===         ===         ===        ===         ===

-------------------------
* Less than 1%

RESTATEMENT OF FINANCIAL STATEMENTS

     The Network & Storage Management Group had previously allocated a portion of goodwill to developed technology and evaluated the impairment of goodwill based on the revenues from the related software. Using this method, the Network & Storage Management Group recorded write-downs and write-offs of goodwill in fiscal 1997 in the amount of $10.3 million. The Network & Storage Management Group has re-evaluated its methodology and determined that goodwill should not be allocated to developed technology under Accounting Principles Board Opinion 17, "Intangible Assets." As a result, the Network & Storage Management Group subsequently made adjustments to decrease the amounts of goodwill previously written-down and written-off from $10.3 million to

$6.2 million in fiscal 1997. The additional goodwill of $4.1 million is being amortized over the remaining estimated useful lives of approximately 5 years.

     The effect of this adjustment on previously reported combined financial statements as of and for the years ended July 3, 1998 and June 27, 1997 is as follows (in thousands):

                                                    AS REPORTED             AS RESTATED
                                               ---------------------   ---------------------
                                                   AS OF AND FOR           AS OF AND FOR
                                                  THE YEARS ENDED         THE YEARS ENDED
                                               ---------------------   ---------------------
                                               JUNE 27,     JULY 3,    JUNE 27,     JULY 3,
                                                 1997        1998        1997        1998
                                               ---------   ---------   ---------   ---------
Amortization of goodwill.....................  $  23,987   $  12,456   $  20,250   $  13,236
Income (loss) from operations................    (44,945)     10,210     (41,208)      9,430
Net income (loss)............................    (36,937)      3,636     (33,200)      2,856
Goodwill and other intangible assets, net....     52,480      38,374      56,217      41,331
Accumulated deficit..........................   (227,146)   (223,510)   (223,409)   (220,553)

     The effect of this adjustment on previously reported combined financial statements as of and for the nine months ended April 3, 1998 is as follows (in thousands):

                                                        AS REPORTED          AS RESTATED
                                                     -----------------    -----------------
                                                     AS OF AND FOR THE    AS OF AND FOR THE
                                                     NINE MONTHS ENDED    NINE MONTHS ENDED
                                                     -----------------    -----------------
                                                       APRIL 3, 1998        APRIL 3, 1998
                                                     -----------------    -----------------
                                                        (UNAUDITED)          (UNAUDITED)
                                                     -----------------    -----------------
Amortization of goodwill...........................      $  10,071            $  10,656
Income from operations.............................          9,833                9,248
Net income.........................................          3,254                2,669
Goodwill and other intangible assets, net..........         36,014               39,168
Accumulated deficit................................       (223,892)            (220,741)

NINE MONTHS ENDED APRIL 3, 1998 VERSUS NINE MONTHS ENDED APRIL 2, 1999

     Revenues

     The Network & Storage Management Group's revenues are primarily derived from the sale of product licenses, software maintenance, technical support, training and consulting. The Network & Storage Management Group recognizes license revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition." Revenues from software license agreements are recognized at the time of product delivery. Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the maintenance term, which is typically 12 months. Service revenues from training and consulting are recognized when such services are performed.

     Total revenues increased 29% from $131.5 million in the nine months ended April 3, 1998 to $170.2 million in the nine months ended April 2, 1999.

     License revenues, excluding license revenues from Seagate Technology, grew 30% from $120.1 million in the nine months ended April 3, 1998 to $156.1 million in the nine months ended April 2, 1999 due primarily to increased sales of Seagate Backup Exec, the Network & Storage Management Group's leading storage management product featuring backup and restore solutions for Microsoft's Windows NT Server and Windows NT workstation operating systems.

     Indirect revenues, which include distribution and original equipment manufacturer sales, increased 33% from $117.4 million in the nine months ended April 3, 1998 to $ 155.8 million in the nine months ended April 3, 1999.

     Direct revenues, which include corporate licensing and other direct sales to users, increased 2% from $14.1 million in the nine months ended April 3, 1998 to $14.5 million in the nine months ended April 2, 1999.

     Revenues increased 21% within the Americas from $88.2 million in the nine months ended April 3, 1998 to $106.9 million in the nine months ended April 2, 1999. Revenues grew internationally 46% from $43.4 million in the nine months ended April 3, 1998 to $63.3 million in the nine months ended April 2, 1999 due in part to the Network & Storage Management Group's continued expansion of its European distribution channel.

     Revenues from Seagate Technology increased 23% from $4.2 million in the nine months ended April 3, 1998 to $5.1 million in the nine months ended April 2, 1999 primarily due to increased sales of Backup Exec for Windows NT to Seagate Technology's original equipment manufacturer tape drive operations.

     Total maintenance, support and other revenues grew 23% from $7.3 million in the nine months ended April 3, 1998 to $9.0 million in the nine months ended April 2, 1999 primarily due to increases in the sales of maintenance agreements and training and consulting services resulting from a larger installed customer base.

     Cost of revenues

     The cost of revenues consists of amortization of acquired developed technology, royalties, product packaging, documentation, duplication, production and the cost of maintenance, technical support and consulting services. Acquired developed technology is amortized based on the greater of the straight-line method over its estimated useful life, 30 to 48 months or the ratio of current revenues to the total of current and anticipated future revenues.

     The total cost of revenues decreased 29% from $19.2 million in the nine months ended April 3, 1998 to $13.5 million in the nine months ended April 2, 1999.

     Cost of license revenues decreased from $11.0 million in the nine months ended April 3, 1998 to $8.2 million in the nine months ended April 2, 1999 and represented 9% and 5% of related license revenues, respectively.

     The cost of license revenues from Seagate Technology decreased from $402,000 in the nine months ended April 3, 1998 to $329,000 in the nine months ended April 2, 1999 and represented 10% and 6% of related license revenues, respectively. Both declines were due primarily to reductions in product packaging and documentation costs resulting from a shift in mix to CD-ROMs from disks and increased sales of higher-margin server products.

     The cost of maintenance, support and other revenues increased from $1.4 million in the nine months ended April 3, 1998 to $2.6 million in the nine months ended April 2, 1999 and represented 19% and 29% of related service revenues, respectively. The increase was primarily due to expansion of the Network & Storage Management Group's professional services workforce necessary to support the growth in training and consulting revenues.

     The amortization of developed technology decreased from $6.4 million in the nine months ended April 3, 1998 to $2.4 million in the nine months ended April 2, 1999 representing 5% and 1% of total revenues, respectively. This decrease was primarily due to decreases in amortization expense based on lower levels of intangible assets because certain assets have become fully amortized.

     Sales and marketing

     Sales and marketing expenses consist primarily of personnel-related expenses, advertising, sales and marketing promotions and customer technical support costs. Sales and marketing expenses increased from $51.4 million in the nine months ended April 3, 1998 to $63.6 million in the nine months ended April 2, 1999 and represented 39% and 37% of total revenues, respectively. The increase in terms of absolute dollars was primarily due to increases in advertising, promotion and technical support costs in Europe and other international regions necessary to support the related revenue growth.

     Research and development

     Research and development expenses consist primarily of personnel-related expenses, depreciation of development equipment and facilities and occupancy costs. In accordance with Statement of Financial Accounting Standards No. 86, software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. The establishment of technological feasibility of the Network & Storage Management Group's products and general release of such software has substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant.

     Research and development expenses increased from $24.0 million in the nine months ended April 3, 1998 to $26.7 million in the nine months ended April 2, 1999 and represented 18% and 16% of total revenues, respectively. The increase was primarily due to increases in personnel and related expenses and the acquisition of development activities associated with the purchase of Eastman Software Storage Management Group, Inc.

     General and administrative

     General and administrative expenses consist primarily of personnel-related expenses for finance, legal, information technology, human resources, general management, fixed asset write-downs and outside services. General and administrative expenses decreased from $17.1 million in the nine months ended April 3, 1998 to $15.6 million in the nine months ended April 2, 1999 and represented 13% and 9% of total revenues, respectively. The decrease was primarily due to decreased information technology related expenses, partially offset by increases in other general and administrative expenses necessary to support the Network & Storage Management Group's growth.

     Amortization of goodwill and other intangibles

     Goodwill represents the excess of the purchase price of acquired companies over the estimated fair values of the tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over periods up to seven years. Other intangible assets consist of acquired trademarks, assembled workforces, distribution networks, developed technology, customer base, and covenants not to compete. Amortization of other intangibles, other than acquired developed technology, is provided based on the straight-line method over the respective useful lives of the assets ranging from one to five years.

     The amortization of goodwill and other intangibles decreased from $10.7 million in the nine months ended April 3, 1998 to $7.7 million in the nine months ended April 2, 1999. This amortization represented 8% of total revenues in the nine months ended April 3, 1998 and 5% of total revenues in the nine months ended April 2, 1999. The decrease was primarily due to decreases in amortization expense based on lower levels of intangible assets and write-downs and write-offs of the carrying value of goodwill and other intangible assets of approximately $1.9 million during the quarter ended January 2, 1998, based on asset values for the assembled work forces and associated goodwill that had become impaired.

     Interest and other, net

     Total interest and other, net increased from a net expense of $744,000 in the nine months ended April 3, 1998 to a net income of $1.4 million in the nine months ended April 2, 1999. This total interest and other, net represented 1% of total revenues in the nine months ended April 3, 1998 and 1% of total revenues in the nine months ended April 2, 1999. The increase in interest income and other, net was primarily due to lower interest expense on a lower level of outstanding borrowings from Seagate Technology.

     Income taxes

     The Network & Storage Management Group expects its annual effective tax rate on anticipated operating income for the 1999 fiscal year to approximate 43%. The projected effective tax rate exceeds the U.S. statutory rate primarily due to the amortization of goodwill which is not deductible for tax purposes, and foreign taxes on certain earnings generated in higher tax rate jurisdictions. This expected annual effective tax rate of 43% has been used to record the provision for income taxes for the nine month period ended April 2, 1999 compared with a 69% effective tax rate used to record the provision for income taxes for the comparable year-ago period. The effective tax rate used to record the provision for the income taxes for the nine month period ended April 3, 1998 was based on the expected annual effective tax rate applicable to anticipated fiscal 1998 operating income as adjusted for amortization of nondeductible goodwill.

     Prior to its acquisition by VERITAS, the Network & Storage Management Group was included in the consolidated federal and certain combined and consolidated state and foreign income tax returns of Seagate Technology. Seagate Technology and the Network & Storage Management Group were parties to a tax allocation agreement. Under the tax allocation agreement, Network & Storage Management Group's ability to recognize the tax benefits of certain net operating loss carryforwards and foreign and domestic tax credits was impacted by Seagate Technology's operating income during the periods that NSMG was included in Seagate Technology's consolidated federal and other tax returns.

FISCAL YEAR ENDED JUNE 27, 1997 VERSUS FISCAL YEAR ENDED JULY 3, 1998

     Revenues

     Total revenues increased 24% from $141.5 million in fiscal 1997 to $175.0 million in fiscal 1998.

     License revenues, excluding license revenues from Seagate Technology, grew 23% from $130.7 million in fiscal 1997 to $160.2 million in fiscal 1998 due primarily to increased sales of Seagate Backup Exec, the Network & Storage Management Group's leading storage management product featuring backup and restore solutions for Microsoft's Windows NT Server and Windows NT workstation operating systems.

     The Network & Storage Management Group continued to expand both its indirect and direct sales channels. Indirect revenues, which include distribution and original equipment manufacturer sales, increased 25% from $124.8 million in fiscal 1997 to $156.3 million in fiscal 1998 while direct revenues, which include corporate licensing and other direct sales to users, increased 12% from $16.7 million in fiscal 1997 to $18.7 million in fiscal 1998.

     Revenues increased within the Americas 13% from $102.2 million in fiscal 1997 to $115.3 million in fiscal 1998. Revenues grew internationally 52% from $39.3 million in fiscal 1997 to $59.7 million in fiscal 1998 due in part to the Network & Storage Management Group's continued expansion of its European distribution channel.

     Revenues from Seagate Technology increased 3% from $4.9 million in fiscal 1997 to $5.0 million in fiscal 1998 primarily due to increased sales of Seagate Backup Exec for Windows NT to Seagate Technology's original equipment manufacturer tape drive operations.

     Total maintenance, support and other revenues grew 66% from $5.9 million in fiscal 1997 to $9.8 million in fiscal 1998 primarily due to increases in the sales of maintenance agreements and training and consulting services resulting from a larger installed customer base.

     During fiscal 1998, the Network & Storage Management Group generated export revenues from the United States of approximately $57.8 million. Expenses from the Network & Storage Management Group's sales offices outside of the U.S. were approximately $20.1 million as remeasured to the U.S. dollar from foreign currencies. The principal currency for the sales offices is the British pound. The Network & Storage Management Group believes that its exposure to foreign currency fluctuations is not material and does not engage in foreign currency hedging programs.

     Cost of revenues

     The total cost of revenues decreased from $32.1 million in fiscal 1997 to $23.3 million in fiscal 1998.

     The cost of license revenues increased from $11.8 million in fiscal 1997 to $13.7 million in fiscal 1998 and remained consistent at 9% of related license revenues during both fiscal years.

     The cost of license revenues from Seagate Technology decreased from $1.8 million in fiscal 1997 to $411,000 in fiscal 1998 and represented 37% and 8% of related license revenues, respectively. The decrease was due primarily to reductions in product packaging and documentation costs resulting from a shift in mix to CD-ROMs from disks and increased sales of higher-margin server products.

     The cost of maintenance, support and other revenues increased from $789,000 in fiscal 1997 to $2.1 million in fiscal 1998 and represented 13% and 21% of related service revenues, respectively. This increase was primarily due to expansion of the Network & Storage Management Group's professional services workforce necessary to support the growth in training and consulting revenues. The lower service revenue margins in 1998 were primarily due to increased spending for additional personnel and new facilities to support higher levels of customer support services, such as training, consulting and preferred technical support.

     The amortization of developed technology decreased from $17.7 million in fiscal 1997 to $7.1 million in fiscal 1998 and represented 12% and 4% of total revenues, respectively. The decrease was primarily due to higher write-downs in fiscal 1997 of certain developed technologies amounting to approximately $6.9 million as a result of asset values that had become impaired based on reductions in estimated future cash flows and decreases in amortization expense based on lower levels of intangible assets.

     In 1997 the unamortized software costs were reviewed under the guidance of Statement of Financial Accounting Standards No. 86 for potential impairment. The Network & Storage Management Group compared the net realizable value on a product by product basis to the unamortized costs. Impairments were caused by a number of factors including the Network & Storage Management Group's decision to stop selling products or technologies such as DOS, new acquisitions, or new product designs. Additionally in 1997, the Network & Storage Management Group incurred a write-off to expected net realizable value related to the decision to close down and sell one of its acquisitions, Calypso Software Systems, Inc. The Network and Storage Management Group is not currently generating revenue from any products for which the related developed technology has been impaired.

     The write-downs of inventory to net realizable value in fiscal 1998 were the result of new product introductions and, in the second quarter of fiscal 1998, the consolidation of the Network & Storage Management Group's fulfillment warehouses to a single outsourcing partner. As a result of the change in strategy to move to a single outsourcing partner, the Network & Storage Management Group was required contractually to purchase components from some of its terminated vendors. This inventory was reviewed in conjunction the new outsourcing partner and the components that were excess or obsolete were written down.

     The inventory write-down in fiscal 1997 related to Sytron products for which the decision was made in 1997 to no longer market these products.

     Sales and marketing

     Sales and marketing expenses increased slightly from $68.2 million in fiscal 1997 to $68.3 million in fiscal 1998. These expenses represented 48% of total revenues in fiscal 1997 and 39% of total revenues in fiscal 1998. The slight increase was primarily due to increases in advertising, promotion and technical support costs necessary to support revenue growth. These increases were partially offset by reductions in workforce in fiscal 1997 due to facility consolidations.

     Research and development

     Research and development expenses decreased from $33.6 million in fiscal 1997 to $31.7 million in fiscal 1998. These expenses represented 24% of total revenues in fiscal 1997 and 18% of total revenues in fiscal 1998. The decrease was primarily due to facility consolidations and reductions in workforce in fiscal 1997.

     General and administrative

     General and administrative expenses decreased from $26.0 million in fiscal 1997 to $22.3 million in fiscal 1998. These expenses represented 18% of total revenues in fiscal 1997 and 13% of total revenues in fiscal 1998. The decrease was primarily due to decreases in personnel-related expenses from facility consolidations and reductions in workforce in fiscal 1997 and decreased legal costs.

     Write-off of in-process research and development

     During fiscal 1998, $6.8 million of in-process research and development was written off in connection with the purchase of Eastman Software Storage Management Group, Inc.

     Amortization of goodwill and other intangibles

     The amortization of goodwill and other intangibles decreased from $20.3 million in fiscal 1997 to $13.2 million in fiscal 1998. This amortization represented 14% of total revenues in fiscal 1997 and 8% of total revenues in fiscal 1998. The decrease was primarily due to decreases in amortization expense based on lower levels of intangible assets and write-downs and write-offs of the carrying value of goodwill and other intangible assets of approximately $6.2 million in fiscal 1997 versus $1.9 million in fiscal 1998 as a result of asset values that had become impaired.

     Long-lived assets other than developed technology, including associated goodwill, are assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 121 (SFAS 121), and any write-offs or write-downs are included in amortization of goodwill and other intangibles. Goodwill not under the scope of SFAS 121 is assessed for impairment under the guidance of Accounting Principles Board No. 17, and any write-offs or write-downs are also included in amortization of goodwill and other intangibles. Developed technology is assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 86, and any related write-offs or write-downs are included in costs of revenues. During fiscal 1997 and 1998, the Network & Storage Management Group recorded impairment charges for write-offs and write-downs of acquired intangible assets and goodwill, exclusive of amounts relating to developed technology as follows:

     In 1997, the Network & Storage Management Group determined that it would abandon and discontinue selling substantially all of the current and future products and technologies obtained in the 1994 acquisition of Palindrome Corporation in favor of selling and supporting the current and future products and technologies obtained in the 1996 acquisition of Arcada Holdings, Inc. Additionally, in 1997, the Network & Storage Management Group decided to close down and sell Calypso Software Systems, Inc. and to abandon and discontinue sales of the developed and future DOS products and technologies acquired from Frye Computer Systems, Inc. In connection with these determinations, the Network & Storage Management Group recorded impairment charges to write-off and write-down goodwill amounting to approximately $6.2 million.

     In 1998, the Network & Storage Management Group assessed the recoverability of long-lived assets and as a result wrote-off assembled workforce and related goodwill amounting to $1.9 million for Network Computing, Inc., Netlabs, Inc. and Creative Interaction Technologies, Inc.

     Restructuring

     Restructuring charges were $2.5 million in fiscal 1997 and none in fiscal 1998. See management's discussion and analysis of restructuring costs for the fiscal year ended June 28, 1996 versus fiscal year ended June 27, 1997.

     Interest and other, net

     Total interest and other, net decreased from a net expense of $2.6 million in fiscal 1997 to a net expense of $713,000 in fiscal 1998, representing 2% and 1% of total revenues, respectively. The decrease in interest and other, net was primarily due to lower interest expense on a lower level of average outstanding borrowings from Seagate Technology.

     Income taxes

     The Network & Storage Management Group recorded a $10.6 million benefit from income taxes at an effective rate of 24% for fiscal 1997 compared with a $5.9 million provision for income taxes at an effective rate of 67% in fiscal 1998. The effective rate used to record the provision for income taxes in fiscal 1998 was greater than the statutory rate primarily due to foreign taxes in excess of the U.S. statutory tax rate, state income taxes, and goodwill amortization for certain acquisitions that was not deductible for tax purposes. The effective rate used to record the benefit from income taxes in fiscal 1997 was less than the statutory rate primarily due to increases in the valuation allowance for deferred tax assets and goodwill amortization for certain acquisitions that were not deductible for tax purposes.

FISCAL YEAR ENDED JUNE 28, 1996 VERSUS FISCAL YEAR ENDED JUNE 27, 1997

     Revenues

     Total revenues increased 21% from $116.7 million in fiscal 1996 to $141.5 million in fiscal 1997.

     License revenues, excluding license revenues from Seagate Technology, increased 28% from $102.3 million in fiscal 1996 to $130.7 million in fiscal 1997. The increase in licensing revenues was due in part to growth in the market for storage management software products and related services, expansion of the Network & Storage Management Group's European distribution channels and increased sales of Seagate Backup Exec for Windows NT.

     Total maintenance, support and other revenues increased from $4.5 million in fiscal 1996 to $5.9 million in fiscal 1997. The increase in maintenance, support and other revenues was due in part to higher training and consulting revenues resulting from a larger customer base.

     Additionally, the fiscal 1997 results included a full year of operations for the fiscal 1996 acquisition of OnDemand Software, Inc., which resulted in increases in licensing revenues of approximately $6.8 million in fiscal 1997 as compared with fiscal 1996.

     During fiscal 1997, the Network & Storage Management Group generated export revenues from the United States of approximately $40.7 million. Expenses from the Network & Storage Management Group's sales offices outside of the U.S. were approximately $15.7 million as remeasured in the U.S. Dollar from foreign currencies, principally the British Pound. The principal currency for such operations is the British Pound. The Network & Storage Management Group believes that its exposure to foreign currency fluctuations is not material and does not engage in foreign currency hedging programs.

     Cost of revenues

     The total cost of revenues increased from $27.3 million in fiscal 1996 to $32.1 million in fiscal 1997 and represented 23% of total revenues in fiscal 1996 and 22% of total revenues in fiscal 1997. The majority of the increase in absolute dollars was due to an increase in the amortization of acquired developed technology due to a higher level of intangible assets. Additionally, in fiscal 1997 the Network & Storage Management Group wrote-off and wrote-down certain developed technologies amounting to approximately $6.9 million as a result of asset values that had become impaired based on the Network & Storage Management Group's phasing out of certain products.

     In 1997 the unamortized software costs were reviewed under the guidance of Statement of Financial Accounting Standards No. 86 for potential impairment. The Network & Storage Management Group business compared the net realizable value on a product by product basis to the unamortized costs including goodwill. Impairments were caused by a number of factors including the Network & Storage Management Group's decision to stop selling products or technologies such as DOS, new acquisitions, or new product designs. Additionally in 1997, the Network & Storage Management Group incurred a write-off related to the decision to close down and sell one of its acquisitions, Calypso Software Systems, Inc. The write-off was to the expected net realizable value. The Network and Storage Management Group is not currently generating revenue from any products for which the related developed technology has been impaired.

     The inventory write-down in fiscal 1997 related to Sytron products for which the decision was made in 1997 to no longer market these products.

     Sales and marketing

     Sales and marketing costs increased from $55.9 million in fiscal 1996 to $68.2 million in fiscal 1997 and represented 48% of total revenues in both periods. The increase in absolute dollars was due to increased personnel, advertising and promotion costs necessary to support revenue growth and the expansion of the Network & Storage Management Group's European distribution channel. Additionally, the fiscal 1997 results included a full year of operations for the Network & Storage Management Group's fiscal 1996 acquisitions compared with a partial year of operations in fiscal 1996.

     Research and development

     Research and development expenses increased from $32.5 million in fiscal 1996 to $33.6 million in fiscal 1997. These expenses represented 28% of total revenues in fiscal 1996 and 24% total revenues in fiscal 1997. The increase in absolute dollars was primarily due to increases in new product development and localization costs, partially offset by facility consolidations and reductions in workforce. Additionally, the fiscal 1997 results included a full year of operations for the Network & Storage Management Group's fiscal 1996 acquisitions compared with a partial year of operations in fiscal 1996.

     General and administrative

     General and administrative expenses increased from $20.0 million in fiscal 1996 to $26.0 million in fiscal 1997. These expenses represented 17% of total revenues in fiscal 1996 and 18% of total revenues in fiscal 1997. The increase in absolute dollars was primarily due to increases in corporate administrative expenses, information systems and legal costs necessary to support the Network & Storage Management Group's growth. Additionally, the fiscal 1997 results included a full year of operations for the Network & Storage Management Group's fiscal 1996 acquisitions compared with a partial year of operations in fiscal 1996.

     Write-off of in-process research and development

     During fiscal 1996, total write-offs of in-process research and development were $61.1 million as a result of the Network & Storage Management Group's fiscal 1996 acquisitions.

     Amortization of goodwill and other intangibles

     Amortization of goodwill and other intangibles increased from $13.0 million in fiscal 1996 to $20.3 million in fiscal 1997. This amortization represented 11% of total revenues in fiscal 1996 and 14% of total revenues in fiscal 1997. The increase in absolute dollars was primarily due to increased amortization expense on a higher level of intangible assets and write-downs and write-offs of the carrying value of goodwill and other intangible assets of approximately $6.2 million as a result of asset values that had become impaired.

     Long-lived assets other than developed technology, including associated goodwill, are assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 121 (SFAS 121), and any write-offs or write-downs are included in amortization of goodwill and other intangibles. Goodwill not within the scope of SFAS 121 is assessed for impairment under the guidance of Accounting Principals Board No. 17, and any write-downs or write-offs are also included in amortization of goodwill and other intangibles. Developed technology is assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 86, and any related write-offs or write-downs are included in costs of revenues. During 1997 and 1996, the Network & Storage Management Group recorded impairment charges for write-offs and write-downs of acquired intangible assets and goodwill, exclusive of amounts relating to developed technology as follows:

     In 1996, Mr. Frye, the former owner of Frye Computer Systems, Inc., a 1995 acquisition, left the Network & Storage Management Group. With his departure, the Network & Storage Management Group decided to release Mr. Frye from his remaining non-compete period and to not use the Frye name trademark in future periods. As a result, the remaining carrying value of the intangible assets relating to the covenant not to compete and the trademark, and associated goodwill, totaling $2.2 million were written-off in their entirety.

     In 1997, the Network & Storage Management Group determined that it would abandon and discontinue selling substantially all of the current and future products and technologies obtained from the 1994 acquisition of Palindrome Corporation in favor of selling and supporting the current and future products and technologies obtained from the 1996 acquisition of Arcada Holdings, Inc. Additionally, in 1997, the Network & Storage Management Group decided to close down and sell Calypso Software Systems, Inc. and to abandon and discontinue sales of the developed and future products and technologies acquired from Frye Computer Systems, Inc. In connection with these determinations, the Network & Storage Management Group recorded write-offs and write-downs of goodwill amounting to approximately $6.2 million.

     Restructuring

     Fiscal 1996 charges. Restructuring charges were $9.5 million in fiscal 1996 and $2.5 million in fiscal 1997. The 1996 restructuring charges pertain to the acquisition of Arcada Holdings, Inc. in February 1996. As a result of the acquisition, the Network & Storage Management Group business had obtained duplicate technologies and product lines in data protection and storage management software as those assets acquired in the Palindrome Corporation acquisition in fiscal 1995. The Network & Storage Management Group determined that it would be beneficial to consolidate the world-wide sales, marketing, research and development, technical support and other operations and administrative functions of its network and storage management business. A restructuring plan was approved by the Seagate Software board of directors in March 1996 and the plan resulted in facility closures and staff reductions of 43 at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as staff reductions of 69 at the former Palindrome facility in Naperville, Illinois. In addition, because Arcada had a better industry reputation and superior products to those of Palindrome, the Network & Storage Management Group's plan and strategy going forward was to focus on the technologies and products acquired from Arcada. The revenue relating to products acquired from Palindrome for fiscal 1996 was $15.9 million and the net operating loss relating to products acquired from Palindrome for fiscal 1996 was $2.1 million. For fiscal 1997, the revenue relating to products acquired from Palindrome was $3.3 million and the net operating loss relating to products acquired from Palindrome for fiscal 1997 was $3.7 million.

     The non-cash restructuring charges included amounts for abandonment of the Palindrome trademarks, impairment of the capitalized workforce intangible assets pertaining to the acquisition of Palindrome because of the planned layoff of personnel, write-off of a duplicate trade show booth, and write-off of obsolete Palindrome marketing materials. Cash restructuring charges included amounts for severance and benefits to terminated Palindrome employees, costs for facilities lease termination, other contract cancellation fees, and merger related costs incurred by Arcada in the acquisition of the Arcada minority pooling of interests by Seagate Technology.

     Fiscal 1997 charges. The fiscal 1997 restructuring charges netted to $2.5 million, comprised of a $3.4 million restructuring charge that included the closure of the Network & Storage Management Group's facility located in Cupertino, California. This facility closure resulted in cash charges for severance and benefits for 69 employee terminations and non-cash charges for excess facilities and the write down of equipment. In addition, the $3.4 million included amounts related to the decision, after concluding a sale was no longer viable, to no longer pursue the technologies acquired in the fiscal 1996 acquisition of Calypso Software Systems, Inc. and to shut down its operations. This decision resulted in cash charges for severance and benefits for 35 employee terminations and non-cash charges for the write off of certain remaining intangible assets of Calypso. The revenue and net operating loss relating to products acquired from Calypso for fiscal 1996 was $444,000 and $53,000 respectively. For fiscal 1997, the revenue and net operating loss relating to products acquired from Calypso was $640,000 and $47,000 respectively.

     The restructuring charges recorded in fiscal 1997 were reduced by $957,000 for the reversal of amounts pertaining to the fiscal 1996 restructuring charges as a result of a higher than planned number of voluntary employee terminations without severance benefits prior to the facility shutdown and completion of other aspects of the restructuring plan at less than the originally estimated cost, net of an increase in the accrual for facilities lease payments due to changes in estimates of the costs to terminate leases after facilities closure.

     A summary of Network & Storage Management Group business restructuring activities for the past three years is provided below in thousands:

                               SEVERANCE                                                          CONTRACT     LEGAL AND
                              AND EMPLOYEE                                                      CANCELLATION   ACCOUNTING
                                BENEFITS     FACILITIES   EQUIPMENT   INVENTORY   INTANGIBLES       FEES          FEES
                              ------------   ----------   ---------   ---------   -----------   ------------   ----------
1996 restructuring
 charges....................     $1,554        $1,571      $ 1,018      $ 300       $ 4,312         $ 67         $ 525
Cash charges................       (518)           --           --         --            --           --          (568)
Non-cash charges............         --          (121)        (116)        --        (4,052)          --            --
                                 ------        ------      -------      -----       -------         ----         -----
Reserve balances, June 28,
 1996.......................      1,036         1,450          902        300           260           67           (43)
1997 restructuring
 charges....................        770           505          728         --         1,378           --            --
Cash charges................       (975)         (915)          --         --            --           --            --
Non-cash charges............         --           (72)         (44)        --        (1,378)          --            --
Adjustments and
 reclassifications..........       (351)          267         (172)      (300)         (260)         (67)           43
                                 ------        ------      -------      -----       -------         ----         -----
Reserve balances, June 27,
 1997.......................        480         1,235        1,414         --            --           --            --
Cash charges................       (373)         (519)          (9)        --            --           --            --
Non-cash charges............         --            --       (1,045)        --            --           --            --
Adjustments and
 reclassifications..........       (107)          467         (360)        --            --           --            --
                                 ------        ------      -------      -----       -------         ----         -----
Reserve balances, July 3,
 1998.......................         --         1,183           --         --            --           --            --
Cash charges (unaudited)....         --          (375)          --         --            --           --            --
                                 ------        ------      -------      -----       -------         ----         -----
Reserve balances, April 2,
 1999
 (unaudited)................     $   --        $  808      $    --      $  --       $    --         $ --         $  --
                                 ======        ======      =======      =====       =======         ====         =====


                               OTHER
                              EXPENSES    TOTAL
                              --------   -------
1996 restructuring
 charges....................   $ 155     $ 9,502
Cash charges................      --      (1,086)
Non-cash charges............    (138)     (4,427)
                               -----     -------
Reserve balances, June 28,
 1996.......................      17       3,989
1997 restructuring
 charges....................     100       3,481
Cash charges................      --      (1,890)
Non-cash charges............      --      (1,494)
Adjustments and
 reclassifications..........    (117)       (957)
                               -----     -------
Reserve balances, June 27,
 1997.......................      --       3,129
Cash charges................      --        (901)
Non-cash charges............      --      (1,045)
Adjustments and
 reclassifications..........      --          --
                               -----     -------
Reserve balances, July 3,
 1998.......................      --       1,183
Cash charges (unaudited)....      --        (375)
                               -----     -------
Reserve balances, April 2,
 1999
 (unaudited)................   $  --     $   808
                               =====     =======

     The Network & Storage Management Group's remaining restructuring reserves at April 2, 1999 pertain to continuing lease payments on facilities that were closed and abandoned as a result of the Palindrome restructuring. The Network & Storage Management Group has been unable to sublease these facilities and anticipates that the remaining restructuring reserves will be utilized over the period through lease termination in fiscal 2002.

     The fiscal 1996 restructuring reserve of $9,502,000 was for the following specific items:

     Severance and employee benefits ($1,554,000) -- Severance and employee benefits included amounts for consolidation of operations and termination of employees at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as at the former Palindrome facility in Naperville, Illinois.

     Excess facilities ($1,571,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities located in Naperville, Westboro, the United Kingdom and France that are to be closed as a result of the restructuring actions.

     Equipment ($1,018,000) -- This amount is a reserve for equipment at the Naperville, Westboro, the United Kingdom and France facilities. It consists of computer equipment, furniture and fixtures and software at these facilities that will not be used after the locations are closed. All of the equipment provided for in this reserve has been abandoned.

     Inventory ($300,000) -- This consists of obsolete packaging material that will no longer be used and original equipment manufacturer inventory of $80,000 that will no longer be sold.

     Intangibles ($4,312,000) -- This writedown consists of Palindrome intangible assets of $3,534,000, $390,000 of developed technology related to Atlas and $388,000 of goodwill related to the Sytron acquisition. The Palindrome intangible assets were further broken down into trademark of $1,000,000, workforce of $1,188,000, distribution network of $69,000 and goodwill of $1,277,000. The Network & Storage Management Group decided to pursue the Arcada brand name and trademark and abandon the Palindrome trademark. As a result, Network & Storage Management Group business determined that it would lay off substantially all of the 121 employees of Palindrome located at the Naperville facility. At the time of original purchase, Network & Storage Management Group business proportionally allocated goodwill to long-lived intangible assets based upon the original purchase price. The amounts of goodwill included in the restructuring reserve relate to the remaining unamortized goodwill associated with the intangible assets written off.

     Contract cancellation ($67,000) -- This $67,000 item is a canceled contract for outsourced Technical Support with a vendor used by Palindrome.

     Legal/Accounting fees ($525,000) -- This $525,000 represents an estimate of the legal and accounting fees that were to be incurred by Arcada from the acquisition of Arcada stock by Seagate Technology.

     Other ($155,000) -- This represents a trade show booth valued at $100,000 that is redundant and $55,000 for obsolete marketing materials.

     The above assets were not impaired in a prior period because their impairment arose specifically from the restructuring actions taken as a result of the acquisition of the minority interest in Arcada in the third quarter of fiscal 1996. Prior to the acquisition, Palindrome products were marketed and sold as part of the Seagate Software portfolio.

     In fiscal 1997, Seagate Software recorded an additional restructuring reserve of $3.5 million that resulted primarily from the plan to shutdown Manchester operations and the decision to try to sell the Calypso technology and a separate decision to consolidate the Network & Storage Management Group operations which resulted in the shutdown of NSMG's facility in Cupertino, California which are as follows.

     Severance and employee benefits ($770,000) -- Severance and employee benefits included amounts for the shutdown and termination of employees at the Cupertino, California facility due to a consolidation of operations and the shutdown and termination of employees at the Calypso facility in Manchester, New Hampshire due to a decision to no longer pursue the Calypso products and technologies.

     Excess facilities ($505,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities closures in Manchester, New Hampshire and Cupertino, California.

     Equipment ($728,000) -- This reserve is for equipment in the Manchester and Cupertino facilities that would not be used after the shutdowns. It consisted of largely of computer equipment but also included amounts for furniture and fixtures and software. All of the equipment provided for in this reserve has been abandoned.

     Intangibles ($1,378,000) -- This asset consisted of Calypso related intangibles first capitalized upon the acquisition of Calypso in fiscal 1996. The amounts written down included net developed technology of $1,086,000 and assembled workforce of $292,000. These assets were written off based on management's plan to sell Calypso and its products and technologies.

     Other ($100,000) -- This represents miscellaneous additional costs related to the Manchester Calypso shutdown.

     The above assets were not impaired in a period prior to recording the restructuring reserves because their impairment arose specifically from the business decision and plan in the fourth quarter of fiscal 1997 to close the Manchester Calypso facility and abandon that technology and the additional decision to consolidate operations of the company and close the Cupertino facility.

     Interest and other, net

     Total interest and other, net increased from a net expense of $705,000 in fiscal 1996 to a net expense of $2.6 million in fiscal 1997 and represented 1% and 2% of total revenues, respectively. The increase in interest and other, net was primarily due to higher interest expense on a higher level of outstanding borrowings from Seagate Technology.

     Income taxes

     The Network & Storage Management Group recorded a $8.8 million benefit from income taxes at an effective rate of 8% for fiscal 1996 compared with a $10.6 million benefit from income taxes at an effective rate of 24% in fiscal 1997. The effective rate used to record the benefit from income taxes in each fiscal year was less than the statutory rate primarily from increases in the valuation allowance for deferred tax assets, goodwill amortization, and charges in fiscal 1996 for in-process research and development for certain acquisitions that were not deductible for tax purposes.

BALANCE SHEET DISCUSSION

     The Network & Storage Management Group's total cash was $4.9 million as of July 3, 1998 and $2.0 million as of April 2, 1999. The decrease in cash was primarily due to the Network & Storage Management Group's participation in the consolidated cash management program of Seagate Technology and the differences reflect the timing of the transfer of cash to the parent company. The accounts receivable balance was $16.0 million on July 3, 1998 and $23.1 million as of April 2, 1999. The increase in accounts receivable was primarily due to increased sales and an increase in days sales outstanding. The loan receivable from Seagate Technology and affiliates was $0 as of July 3, 1998 and $42.1 million as of April 2, 1999. The increase in the loan receivable is due to the Network & Storage Management Group's participation in the consolidated cash management program of Seagate Technology and the difference in the loan balance reflects the timing of the transfer of cash to the parent company. The other current assets balance was $480,000 as of July 3, 1998 and $3.3 million as of April 2, 1999. This increase was primarily due to prepaid costs associated with the NSMG combination with VERITAS. The goodwill and other intangibles balance for the Network & Storage Management Group was $41.3 million as of July 3, 1998 and $31.6 million as of April 2, 1999. The decrease was due to ongoing goodwill and intangible amortization.

     The Network & Storage Management Group's loan payable to Seagate Technology and affiliates was $10.6 million as of July 3, 1998 and $0 as of April 2, 1999. The decrease in the loan payable was due primarily to the Network & Storage Management Group's participation in the consolidated cash management program of Seagate Technology and the differences in the loan payable reflects the timing of the transfer of cash to the parent company. Accrued employee compensation was $8.0 million as of July 3, 1998 and $10.1 million as of April 2, 1999. The increase is primarily due to increases in payroll costs associated with increased headcount. Headcount increased from 959 employees as of July 3, 1998 to 1,060 employees as of April 2, 1999. Accrued expenses were $7.1 million as of July 3, 1998 and $9.5 million as of April 2, 1999. The increase is primarily due to accruals for expenses incurred as a result of the NSMG combination with VERITAS. Accrued income taxes were $1.3 million as of July 3, 1998 and $18.8 million as of April 2, 1999, respectively. The increase was primarily due to accrued income taxes on increased domestic and foreign earnings and the timing of the settlement of the intercompany tax liability with Seagate Technology, the parent company.

LIQUIDITY AND CAPITAL RESOURCES

     The Network & Storage Management Group's total cash was $4.9 million and $2.0 million as of July 3, 1998 and April 2, 1999, respectively. The decrease in cash was primarily due to loan

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

repayments to Seagate Technology of $161.5 million offset by additional borrowings from Seagate Technology of $108.8 million and purchases of equipment, leasehold improvements and intangible assets, partially offset by cash provided by operating activities. The Network & Storage Management Group's cash is maintained in highly liquid operating accounts and primarily consists of bank deposits.

     The Network & Storage Management Group's operations were financed by cash flows from operating activities and borrowings from Seagate Technology. Prior to the NSMG combination, such borrowings were available to Seagate Software under a revolving loan agreement between Seagate Software and Seagate Technology. Under the loan agreement, the Network & Storage Management Group was in a net receivable position of $42.1 million as of April 2, 1999.

     During the nine months ended April 2, 1999, the Network & Storage Management Group made investments totaling approximately $7.7 million for new office facilities, leasehold improvements, computers, furniture and office equipment.

YEAR 2000 READINESS

     This section on the Year 2000 issue is as of April 2, 1999. It has not been updated by Seagate Software, Seagate Technology or VERITAS.

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

     The Network & Storage Management Group considers a product to be Year 2000 ready if the product's performance and functionality are unaffected by processing of dates prior to, during and after the year 2000, but only if all products, for example hardware, firmware, and software used with the products properly exchange accurate date data with it.

     The Network & Storage Management Group's products

     The Network & Storage Management Group's products are used in numerous operating environments. The Network & Storage Management Group has assessed its products to determine whether or not they are Year 2000 ready. Although the Network & Storage Management Group believes certain of its software products are Year 2000 ready, it has determined that certain of its software products are not and will not be Year 2000 ready. Products that are not Year 2000 ready are not material to the Network & Storage Management Group's business, financial condition or results of operations. The inability of one or more of its products to properly manage and manipulate dates related to the year 2000 could result in a material adverse effect on its business, financial condition or results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits. The Network & Storage Management Group is taking measures to inform customers that those products are not and will not be Year 2000 ready. To assist customers in evaluating their Year 2000 issues, the Network & Storage Management Group has developed a list of those products that are Year 2000 ready as stand-alone products.

     The Network & Storage Management Group anticipates that substantial litigation may be brought against vendors, including the Network & Storage Management Group, of all software components of systems in which another vendor's component products are unable to properly manage data related to the Year 2000. The Network & Storage Management Group's customer agreements typically contain provisions designed to limit the Network & Storage Management Group's liability for such claims. As a result of existing or future federal, state or local laws or ordinances or

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

unfavorable judicial decisions, it is possible that these measures will not provide the Network & Storage Management Group with protection from liability claims. If any such claims are brought against the Network & Storage Management Group, regardless of their merit, the Network & Storage Management Group's business, financial condition and results of operations could be materially adversely affected from factors that include increased warranty costs, customer satisfaction issues and the costs of potential lawsuits.

     The Network & Storage Management Group's systems

     The Network & Storage Management Group has also initiated a comprehensive program to address Year 2000 readiness in its internal systems and in those of its customers and suppliers. The Network & Storage Management Group's program has been designed to address its most critical internal systems first and to gather information regarding the Year 2000 compliance of products supplied to the Network & Storage Management Group and into which its products are integrated. The scope of the Network & Storage Management Group's internal Year 2000 readiness project includes information technology, non-information technology and embedded technology for all critical systems, and includes all offices worldwide, critical vendors, suppliers, customers and partners. The Network & Storage Management Group currently expects to be Year 2000 ready before December 31, 1999.

     The Network & Storage Management Group is approaching Year 2000 readiness in five stages: inventory, assessment, testing, remediation and contingency planning. Anticipated dates of completion are as follows:

                                       ANTICIPATED DATE
                                         OF COMPLETION
                                      AS OF APRIL 2, 1999
                                      -------------------
1. Inventory                          Complete
2. Assessment                         Complete
3. Testing                            Complete
4. Remediation                        September 30, 1999
5. Contingency Planning               September 30, 1999

     These activities are intended to encompass all major categories of systems in use by the Network & Storage Management Group, including operations, technical support, engineering, sales, finance and human resources. To date, the Network & Storage Management Group has not incurred material costs related to assessment and remediation of Year 2000 readiness. The Network & Storage Management Group is still in the process of conducting its Year 2000 audit. The Network & Storage Management Group currently estimates the costs of internal Year 2000 issues will be less than $3.0 million. However, if the costs of the future remediation exceed such amount, then the costs required to address the Year 2000 issue could have a material adverse effect on the Network & Storage Management Group's business, financial condition or results of operations.

     The Network & Storage Management Group's material third party relationships include relationships with fulfillment houses, banks, payroll services vendors, utilities, distribution partners and key customers. These relationships have been examined, and the Network & Storage Management Group is now assessing the risks relating to these relationships. The Network & Storage Management Group believes that certain of these relationships are of significant importance to its future operations. The Network & Storage Management Group has contacted its significant suppliers and has received assurances of Year 2000 compliance from a number of those contacted. However, most of the Network & Storage Management Group's suppliers are under no contractual obligation to provide such information to the Network & Storage Management Group. The Network & Storage Management Group does not currently have reason to believe that any such third parties have significant internal

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

Year 2000 problems that will not remediated. However, in the event any such third parties were to have an unremediated Year 2000 problem, it could have a material adverse effect on The Network & Storage Management Group's business, financial condition or results of operations.

     Customer Purchasing Patterns

     The Network & Storage Management Group believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 readiness or defer purchases of new systems to avoid encountering additional unforeseen Year 2000 problems. Additional short-term expenditures for remediation of existing Year 2000 problems may result in reduced funds being available to purchase products such as those offered by the Network & Storage Management Group, which could have a material adverse effect on the Network & Storage Management Group's business, operating results or financial condition.

     The Network & Storage Management Group believes that a most likely worst case Year 2000 scenario would result in significant disruptions of its business, including the possible loss of power and disruption of transportation system. The Network & Storage Management Group believes that no effective contingency planning for such disruption is possible. The Network & Storage Management Group also believes that additional elements of the most likely worst case Year 2000 scenario include the loss of fulfillment services, banking services, and/or distribution services. Although discussions of contingency planning for these problems has begun, no contingency plan is yet in place. The Network & Storage Management Group currently expects to complete contingency planning by September 30, 1999. The Network & Storage Management Group could experience material adverse effects on its business if it fails to successfully implement a contingency plan. Those material adverse effects could include delays in the delivery or sale of products.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RATE SENSITIVITY

     We do not use derivative financial instruments for speculative purposes. We engage in exchange rate hedging from time to time but such activity has been insignificant to date and we do not hold or issue foreign exchange contracts for trading purposes. Our international sales are generated primarily through our international sales subsidiaries. Most international revenue outside the United States and Canada is collectible in foreign currencies. Since much of our international operating expenses are also incurred in local currencies, the impact of exchange rates on net income or loss is relatively less than the impact on revenues. Although our operating and pricing strategies take into account changes in exchange rates over time, our operating results may be significantly affected in the short term by fluctuations in foreign currency exchange rates. Our international subsidiaries purchase licenses from the parent company resulting in intercompany receivables and payables. These receivables and payables are carried on each company's books at the historical local currency that existed at the time of the transaction. Such receivables and payables are eliminated for financial statement reporting purposes. Prior to elimination, the amounts carried in foreign currencies are converted to U.S. Dollars at the then current rate or "marked to market." The marked to market process may give rise to currency gains and losses. Such gains or losses are recognized on our statement of operations as a component of other income, net. To date, any such gains or losses have not been material. We do not believe that our total exposure is significant.

INTEREST RATE SENSITIVITY


     Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and long-term debt obligations. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. Our portfolio includes money markets funds, commercial paper, market auction preferreds, government agency notes and medium-term notes. The diversity of our portfolio helps us achieve our investment objective. As of June 30, 1999, approximately 96% of our entire portfolio will mature in one year or less and approximately 34% of our investment portfolio matures less than 90 days from the date of purchase.


     Long-term debt of $100.0 million consists of 5.25% Convertible Subordinated Notes due 2004. The interest rate on these notes is fixed and the notes provide for semi-annual interest payments of approximately $2.6 million each May 1 and November 1. The notes are convertible into our common stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, subject to adjustment in certain events.


     The following table presents the amounts of our cash equivalents, investments and debt that may be subject to interest rate risk and the average and fixed interest rates as of June 30, 1999 by year of maturity:



                                                          2000 AND                 FAIR VALUE
                                               1999      THEREAFTER     TOTAL        TOTAL
                                             --------    ----------    --------    ----------
                                                 (DOLLAR AMOUNTS EXPRESSED IN THOUSANDS)
Cash equivalents and short-term
  investments..............................  $200,482           --     $200,482     $200,482
Average interest rate......................      5.04%          --         5.04%        5.04%
Long-term investments......................  $     --     $ 52,234     $ 52,234     $ 52,234
Average interest rate......................        --%        5.20%        5.20%        5.20%
Long-term debt.............................        --     $100,000     $100,000     $220,785
Fixed interest rate........................        --         5.25%        5.25%        5.25%


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

                                    BUSINESS

     This section contains forward-looking statements, including but not limited to statements with respect to future events and our plans and objectives.

OVERVIEW

     VERITAS is the leading independent supplier of enterprise data storage management solutions, providing advanced storage management software for open system environments. Our products provide performance improvement and reliability enhancement features that are critical for many commercial applications. These products enable protection against data loss and file corruption, rapid recovery after disk or system failure, the ability to process large files efficiently and the ability to manage and backup data distributed on large networks of systems without interrupting users. In addition, our products provide an automated fail over between computer systems organized in clusters sharing disk resources. Our highly scalable products can be used independently, and certain products can be combined to provide interoperable client/server storage management solutions. Some of our products offer centralized administration with a high degree of automation, enabling customers to manage complex, distributed environments cost-effectively by increasing system administrator productivity and system availability. We also provide a comprehensive range of services to assist customers in planning and implementing storage management solutions.

     We market our products and associated services to original equipment manufacturers and end-user customers through a combination of direct sales and indirect sales channels such as resellers, value-added resellers, hardware distributors, application software vendors and systems integrators. Our original equipment manufacturer customers include Compaq, Dell, Hewlett-Packard, Sun Microsystems, Microsoft, Sequent Computer Systems and EMC Corporation. Our end-user customers include AT&T, Bank of America, BMW, Boeing, British Telecommunications, Daimler-Chrysler Corporation, Lucent Technologies, Oracle Corporation and Motorola.

     The widespread deployment of mission-critical client-server applications, coupled with the explosion of corporate data, is quickly exceeding the ability of current computing architectures to efficiently handle availability, scalability and manageability issues. A new storage-centric architecture, called storage area networking, or SAN, is emerging to address these issues. A variety of other key industry vendors in the platform, storage, communications, switch and applications areas have recognized this emerging trend. In a storage area network computing environment, large centralized data stores, accessible by all attached host computers across a high speed, "storage area" network, extend the "any to any" connectivity of local area network architectures to storage sources. Any data on the network, in any location, is accessible, through multiple paths, to any nodes, applications and users on the network.

     The ubiquitous data access provided by the storage area network "any to any" connectivity can offer significant improvements in availability, scalability and manageability over traditional "point to point" storage architectures. The benefits of storage area networking are as follows:

     - Lower cost of availability. In storage area networking architecture, all nodes share physical access to all storage. This allows a single node to function as a high availability "failover" server to a much larger number of servers than is possible in traditional networks. When the switch fabric is redundant, which it is in many cases, a storage area network provides a significantly improved environment for clustering that can extend to tens of nodes. Clustering significantly lowers the hardware costs associated with high availability, allowing customers to use high availability for many applications not cost-justifiable in current two to four node cluster configurations. This will lead to significant improvement in the availability of an enterprise's data and applications.

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

     - Easy, modular scalability of server and storage resources. The fibre channel architecture of a storage area network supports ubiquitous access between all servers and all storage resources in the network, even while new servers, disk arrays and tape subsystems are added. Customers can add server and storage resources on-line without disrupting data access.

     - Improved administrative productivity through centralized storage management. A centralized pool of storage can be managed much more efficiently from a single management interface. Common administrative tasks such as volume and file system management, backup and restore, hierarchical storage management, replication and off-site data vaulting all can be centrally managed. This lowers the costs of storage management on a per unit basis, and significantly increases the span of control of existing administrators. The ability to leverage the channel speeds offered by a storage area network can dramatically shorten backup and restore windows compared with local area network-based backup and restore.

     - High performance data access. There is a much wider access to data at channel speeds rather than SCSI speeds. This allows more nodes to gain at least an order of magnitude faster access to more storage resources. Superior high performance is of particular interest in application environments that depend on bulk data transfer, such as imaging and decision support.

OLD VERITAS PRODUCTS

     Old VERITAS developed and we are integrating a family of innovative solutions for end-to-end management of on-line, near-line and off-line resources for the storage and management of enterprise-wide data. Our product line encompasses products for:

     - on-line file and disk management;

     - off-line backup and hierarchical storage management;

     - centralized and automated data management in heterogeneous computing environments; and

     - components that include availability enhancing features such as multiserver failover to achieve fault tolerance and remote site replication to accomplish rapid recovery in the event of a site disaster.

     We have also developed application-specific customized packages that provide storage management for major application environments such as the Sun Microsystems NFS, Oracle and SAP, as well as for web servers.

     Storage Foundation Products

     VERITAS File System. This product enables fast system recovery, generally within seconds, from operating system failure or disruption. It also allows on-line performance tuning, file system defragmentation, file system reconfiguration and file system back-up to be conducted without interrupting users' access to files. Through the application of advanced journaling technology, the VERITAS File System is designed to ensure that metadata, or information describing the location, size and attributes of files, is maintained in a consistent and correct state in the event of system failure or disruption. In addition, the VERITAS File System incorporates advanced extent-based file space allocation algorithms that can accelerate file access rates, thereby providing enhanced system performance. Extent-based algorithms are particularly critical in applications that require access to large, clustered or sequentially accessed files.

     VERITAS Volume Manager. This product provides protection against data loss due to disk failure, permits the acceleration of system performance by allowing files to be spread across multiple disks and allows the system administrator to reconfigure data locations without interrupting users. The technology incorporated into the VERITAS Volume Manager provides a virtual software layer on top

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

of the underlying physical disks connected to the system. Among the features that the VERITAS Volume Manager provides are:

     - spanning, which allows segments of user data to span multiple physical disks and thereby overcome physical disk size limitations;

     - mirroring, which allows for duplication of data on separate disks for uninterrupted operations after disk failure;

     - striping or interleaving data storage across multiple disks to increase performance by providing multiple input/output data access points; and

     - Raid-5, or striping with the addition of redundant data for uninterrupted operations after disk failure.

     VERITAS Accelerator for NFS. This product is an extension to the VERITAS File System and enhances performance of the Sun Microsystems NFS. The Accelerator takes information that would have been logged in the VERITAS File System intent logs and uses a single log on a separate device. Multiple file system logs can be consolidated and accessed sequentially on one or many of these accelerator volumes, removing the head movement latency costs associated with writing file system intent logs.

     VERITAS SmartSync. This product was jointly developed with Oracle and is licensed as a product option of the VERITAS Volume Manager. This product allows Oracle redo logs to drive resynchronization of VERITAS Volume Manager mirrors to cut down mirror resynchronization time to less than a minute as opposed to hours. Resynchronization takes as long as the redo log replay. This functionality works with Oracle 7.3.2 and later versions.

     VERITAS Quick I/O Database Accelerator. This product allows databases to run on a VERITAS file system at the same speed as on a raw device. The database views the file system as a raw device and the system administrator sees it as a file system. Therefore, an administrator can get the speed of a raw device with the manageability of a file system.

     VERITAS Clustered Volume Manager. Added as an extension to VERITAS Volume Manager for parallel applications such as the Oracle Parallel Server, the VERITAS Clustered Volume Manager offers the same functionality as the VERITAS Volume Manager in a cluster of systems that can all read and update the same data concurrently. The VERITAS Clustered Volume Manager ensures atomic, or all or none, configuration updates and error event notification to all participating servers. This provides consistent data and configuration updates, even in the event of a system failure. For example, in the event of an Oracle Parallel Server mirrored disk failure, all participating servers must automatically "see" the failure. Without the VERITAS Clustered Volume Manager, there is a chance that the error would only be seen by one server, resulting in the Oracle Parallel Server delivering incorrect data.

     VERITAS Clustered File System. This product extends VERITAS base File System, and increases disk performance by allowing shared access to file systems residing on a pool of shared disk arrays.

     VERITAS Editions. VERITAS Editions, formerly referred to as VERITAS ServerSuite, are integrated suites of products, providing customers with complete data storage management and solutions optimized for specific server environments including the Sun Microsystems NFS, Web servers and database servers. VERITAS Editions include VERITAS Database Edition for Oracle, VERITAS Edition for SAP, VERITAS Edition for NFS and VERITAS Edition for Web. VERITAS Editions provides increased performance and availability on commodity servers.

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     Storage Application Products

     VERITAS NetBackup. This product reduces the workload for systems administrators of heterogeneous platforms by providing easily configured centralized backup scheduling, user-directed backups and restores, automated distribution and installation of client software over the network, and easy configuration of clients. NetBackup has a database extension that provides comprehensive on-line and hot database backup for Oracle, Sybase and Informix databases that can be acquired and deployed by customers on an as-needed basis.

     VERITAS Global Data Manager. This product provides centralized management of multiple and/or distributed NetBackup and Backup Exec storage domains. This facilitates consistent policy management and monitoring of those domains.

     VERITAS HSM. This product automatically moves data between file systems and storage devices supporting most disk, tape, optical and robotics devices. VERITAS HSM is a server-based, policy-driven migration tool that works in conjunction with VERITAS NetBackup. VERITAS HSM has an enterprise extension that provides a simple, cost-effective means to transparently migrate, purge and cache files between file systems on various platforms.

     VERITAS Media Librarian. This product operates and manages all types of removable media volumes, devices and repositories. It provides a secure way to share robotic libraries and media among multiple simultaneous applications. VERITAS Media Librarian provides a simple interface to access and monitor removable media in a heterogeneous network of servers and clients that eliminates the need to deal with media types, device drivers and location information. VERITAS Media Librarian provides protection against data loss, enhances data accessibility and availability and reduces storage management costs, in a scalable and cost-effective manner.

     VERITAS Volume Optimizer. This product, an add-on product for VERITAS Storage Manager, provides proactive, system-wide configuration analysis and recommends changes to storage layouts for optimizing system performance and reliability. This product can detect performance issues and make recommendations enabling reconfiguration to alleviate such problems.

     VERITAS Storage LookOut. This product, a storage application product, identifies and notifies administrators of potential hardware failures before they can cause outages or disrupt operations. Using proven statistical algorithms, Storage LookOut has been designed and tested to deliver highly accurate fault detection and failure prediction. With VERITAS Storage LookOut, administrators proactively manage data availability. In addition, VERITAS Storage LookOut is a much more cost-effective solution than the traditional fault tolerant hardware options.

     High Availability and Clustering Products

     VERITAS Storage Replicator for Volume Manager. This product allows synchronous or asynchronous protocols, which support replicated volumes across multiple servers, with all changes reflected and available for use at all participating sites. It allows administrators to tailor replication configurations to meet the requirements of specific sites and data types. VERITAS Storage Replicator for Volume Manager can replicate any data type, providing the flexibility to mirror entire servers or specific application data. Through replication, application data can be sent from one primary site to multiple secondary sites. Or, for more demanding disaster recovery environments, data can be replicated from many primary sites to a single secondary location where data could then be warehoused. Although VERITAS Storage Replicator for Volume Manager is targeted primarily for use in disaster recovery configurations, it can also be used to address a wide range of data distribution needs. Those include off-site backups, data vaulting, and data migration.

     VERITAS Storage Replicator for File Systems. This product is a robust, flexible, general purpose, data replication tool designed for use in enterprise environments. Through a transport layer
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independent replication mechanism, designated file systems can be replicated to multiple locations, local or remote. Storage Replicator manages file systems in parallel, either locally across several file systems, remotely using standard NFS-mounted file systems, or both. Based on a read-one-write-all replication protocol, Storage Replicator ensures that writes to a replicated file system from any participating server are reliably replicated to all servers. Local concurrency control is managed by the underlying file system. Storage Replicator also tracks the status of participating servers for fault management purposes. Replication is continuous and all updates are immediately reflected and available for use in active file systems across all servers.

     VERITAS FirstWatch. This product adds high availability capabilities to open system servers, making it possible to provide highly reliable network services to users of client/server applications, including Sun Microsystems' NFSfile service and databases. VERITAS FirstWatch automates the failover of services to designated backup systems when systems and subsystems fail or become unavailable.

     VERITAS Cluster Server. This product, a high availability and clustering product, is a comprehensive storage area networking-ready application availability management solution, designed to minimize planned and unplanned downtime. It is equally applicable in simple shared disk or storage area networking configurations of up to 32 nodes, and compatible with single node, parallel and distributed applications. VERITAS Cluster Server supports cascading and multi-directional application failover. Also, application services can be manually migrated to alternate nodes for maintenance purposes. VERITAS Cluster Server provides continuous availability for the critical application environments required to maintain smooth business operations.

     New Products

     We announced a new product that is expected to become available in mid 1999. Together with VERITAS Storage LookOut and VERITAS Cluster Server, this product is part of an integrated suite which utilizes a centralized and automated management interface to bring automated event, performance, configuration and capacity management solutions to enterprise storage configurations:

     VERITAS Storage Planner. This product, a storage application product, another add-on product for VERITAS Storage Manager, is a predictive storage resource analysis tool, which assists system administrators with capacity planning for future storage needs. The product analyzes data gathered by VERITAS Storage Manager to determine how quickly storage objects are reaching capacity, and makes recommendations when additional storage objects are needed.

     Our new products may not be released on the anticipated schedule. It is possible that they may not achieve market acceptance or adequately address the changing needs of the marketplace on a timely basis, despite the dedication of significant engineering resources to the development of the products. Any such failure could cause us to receive little or no return on our investment of significant resources which could adversely affect our business.

NSMG PRODUCTS

     As a result of the NSMG combination, we now also offer a breadth of network and storage management products, featuring:

     VERITAS Backup Exec Desktop Editions. This product provides complete plug-and-play backup and restore functions for desktop users running Microsoft Windows NT Workstation, Windows 98, Windows 95, Windows 3.x and DOS.

     VERITAS Backup Exec Server and Enterprise Editions. This product provides a backup and restore solution for server and network users running Novell NetWare, Microsoft Windows NT LANs and workstations.

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

     VERITAS Backup Exec Storage Migrator. This product facilitates the proactive management of inactive data by migrating it from on-line storage such as disk drives, to near-line devices such as optical drives, or to archival storage resources such as tape devices, over user-defined periods of time through a multi-tier hierarchical storage management application delivering enterprise functionality to client/server environments.

     VERITAS Client Exec. This product protects critical client data on workstations and laptops. Users receive automatic, regular and transparent protection of their critical data, and administrators have the flexibility to control which users are protected, what type of data is protected and when the protection should occur.

     VERITAS Desktop Management Suite. This product provides a fully integrated suite of software solutions including network inventory, software distribution, remote control, network backup and software metering.

     VERITAS ExecView. This product provides an integrated cross-platform storage management console for enterprise networks using Microsoft Windows NT and Novell NetWare. Users can manage both Backup Exec for NetWare and Backup Exec for Windows NT servers from a single console.

     VERITAS Manage Exec. This product centralizes enterprise administration by providing information technology professionals with a unique view of servers worldwide and real-time problem analysis through a proactive server health monitoring, alerting and reporting solution.

     VERITAS NerveCenter. This product provides an enterprise-event automation solution for Windows NT and UNIX environments.

     VERITAS WinINSTALL. This product provides a script-free, automated software distribution tool for 16- and 32-bit applications.

     VERITAS provides its NSMG software products to customers under non-exclusive license agreements, including shrink-wrap licenses for certain products. As is customary in the software industry, in order to protect its intellectual property rights, VERITAS does not sell or transfer title to its software products to customers. VERITAS enters into both object-code only and source-code licenses of its products.

     VERITAS also has relationships with Microsoft that include a license that allows Microsoft to bundle NSMG products with selected Microsoft products. Additionally, NSMG developed the backup utility for Microsoft Windows 98 and is developing the system disaster recovery and backup utilities for Windows NT 5.0. NSMG has also licensed to Microsoft the hierarchical storage management technology to be included in Windows NT Server 5.0.

TELEBACKUP PRODUCTS

     As a result of the TeleBackup combination, we now also market software technology that enables the automated backup and recovery of electronic information created and stored on networked, remote and mobile personal computer-based computer systems. The TSInfoPRO technology that we acquired was designed to provide automated online backup, storage and disaster recovery of information on mobile personal computers such as laptops or notebooks, and remote units, such as remote offices and telecommuting work sites, via wide area network, local area network or dial-up communications infrastructure. We market these products through distribution partners, who re-brand the product under their own trade names, as well as through value-added resellers.

     TSInfoPRO EDV. This product is licensed to electronic data vaulting service providers such as telephone and cable companies and Internet service providers, who, on an out-sourced service basis, provide remote backup and recovery services to personal computer users. The service provider

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establishes a safe, offsite storage vault location at which the backup server farm and archived data are stored and managed. Remote and mobile personal computer users subscribe to a service offering and can back up their computer systems to that service provider over their transmission medium of choice, such as telephone lines or the Internet, through the TSInfoPro EDV technology.

     TSInfoPRO Corporate. This product was introduced in early 1998 and is targeted for implementation on a wide range of server repository engines, including SunSolaris, Windows NT and SCO Unix, within the data center of enterprise customers. The Corporate product can be used to back up and recover personal computer units on the organization's local area network or wide area network, as well as remote and mobile users connecting by dial-up communications infrastructure. These remote and mobile units can be supported over the Internet or the organization's own intranet.

     TSInfoPRO also includes security features such as authentication codes for session validation, user personal identification numbers for file or system restoration, a data scrambling process that acts in a similar capacity to a DES or RSA encryption technique, and the storage of files in a compressed, unreadable format.

SERVICES

     Our customer service and support organization provides customers with maintenance, technical support, consulting and training services. We believe that providing a high level of customer service and technical support is critical to customer satisfaction and our success. Most of our customers currently have support agreements with us which typically provide for fixed fee, renewable annual maintenance consisting of technical and emergency support as well as minor product upgrades free of charge. Our service group provides the following services:

     Maintenance and technical support

     We offer seven day-a-week, 24-hour telephone support as well as electronic mail and fax customer support. Additional customer support is provided by some of our value-added resellers, system integrators and original equipment manufacturers. Initial product license fees do not cover maintenance.

     Consulting

     We believe that most customers need assistance before product selection and not just for the implementation of purchased products. Therefore, we offer strategy and analysis consulting services for planning the management and control of client/server computing in their specific environment. In addition, we offer services to assist customers with product implementation. As part of our broad range of services, we believe we offer particular expertise in analyzing network security threats and security policy integrity.

     Training

     We have a worldwide customer education and training organization which offers training that enables the customer to better utilize our products, reduces the need for technical support and provides the customer with a means to optimize their personnel investment by allowing their technical staff access to high quality, comprehensive instruction. The focus of this organization is aligned with our strategy to offer end-to-end storage management solutions by providing instruction from highly-experienced training professionals either at the customer's location or at one of our multi-platform classrooms.

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     Porting

     We port, or adapt, new and existing storage management products to customer operating systems at the request of a customer. This may involve the development of certain new product versions or features or extensions of existing products to be ported to and embedded in the customer's operating system.

VERITAS MARKETING, SALES AND DISTRIBUTION

     We market our products and associated services through original equipment manufacturers and a combination of other distribution channels such as direct sales, resellers, value-added resellers, hardware distributors, application software vendors and systems integrators. Original equipment manufacturers incorporate the products into their operating systems on a bundled basis or license them to third parties as an optional product. In most cases, we receive a user license fee for each copy sublicensed by the original equipment manufacturer to third parties. VERITAS provides its software products to customers under non-exclusive license agreements, including shrink-wrap licenses for certain products. As is customary in the software industry, in order to protect its intellectual property rights, VERITAS does not sell or transfer title to its software products to customers. VERITAS enters into both object-code only and source-code licenses of its products.

     Agreement with Microsoft

     In August 1996, Old VERITAS entered into a development and license agreement with Microsoft under which Old VERITAS agreed to develop a version of our Volume Manager product, which Microsoft has called Logical Disk Manager, to be ported to and embedded in version 5.0 of Microsoft's Windows NT operating system. We believe that this will establish an installed customer base on the Windows NT platform to which we can offer our products. We will not receive royalties with respect to sales by Microsoft of the embedded product. Our products may not become available for use in, and Microsoft is not required to use our products in future versions of Windows NT. Therefore it is possible that we will not realize any expected benefits from the inclusion of this embedded product in future versions of Windows NT.

     Agreement with Sun Microsystems

     In January 1997, Old VERITAS entered into a development, license and distribution agreement with Sun Microsystems which provided a new distribution channel for our products. Old VERITAS developed a specialized, integrated version of VERITAS Volume Manager that is bundled with the Solaris operating system. The agreement also provides for the license of full versions of certain VERITAS products and add-on modules to Sun Microsystems for bundling with certain Sun Microsystems products. In connection with the merger with OpenVision, Old VERITAS assumed an OpenVision development, license and distribution agreement with Sun Microsystems, under which Sun Microsystems was granted a limited exclusive license with respect to VERITAS NetBackup and VERITAS HSM and to certain enhancements to and extensions of those products. In August 1998, this development, license and distribution agreement was canceled and replaced with an amendment to our development, license and distribution agreement that granted a non-exclusive, except for several named resellers for which Sun Microsystems retained exclusive distribution rights, license to distribute and sub-license NetBackup, VERITAS HSM and all of the VERITAS Editions. We may not be able to deliver our products to Sun Microsystems in a timely manner despite the dedication of significant resources to the development of the products. Also, simultaneous sales efforts by us and Sun Microsystems with respect to our products could create certain channel conflicts.

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

     Agreement with Hewlett-Packard

     In November 1997, Old VERITAS entered into a marketing, engineering and distribution agreement with Hewlett-Packard under which Hewlett-Packard will offer certain components of the lite versions, or a functional subset of the VERITAS Volume Manager, VERITAS Clustered Volume Manager, VERITAS NetBackup and VERITAS File System with the HP-UX operating system. We will not receive royalties with respect to the lite version of the VERITAS File System embedded in the HP-UX operating system. Hewlett-Packard will become our reseller with respect to certain of our products, including full feature versions of the above named products, and we will offer full feature products and value-added products to the HP-UX installed customer base. We may not be able to deliver our products to Hewlett-Packard in a timely manner. Also, it is possible that our deliverables and Hewlett-Packard deliverables under the agreement may not be synchronized in a timely and successful manner and that Hewlett-Packard may not be an effective reseller of our products. The simultaneous sales efforts by us and Hewlett-Packard with respect to our products could create certain channel conflicts.

     Sales, Marketing and Support Organization

     During 1998, Old VERITAS continued to build our sales, marketing and customer support organization with a focus on delivery of our products to resellers, integrators and end users. As of December 31, 1998, Old VERITAS' U.S. sales, marketing and consulting force consisted of 360 employees, including 71 pre-sales engineers that provide technical sales assistance. Old VERITAS have sales subsidiaries in Canada, Japan, the United Kingdom, Germany, France, Sweden, the Netherlands and Australia. As of December 31, 1998, our international sales force consisted of 112 persons located in Europe and North America and 13 persons located in Asia and the Pacific Rim. Old VERITAS also had approximately 140 resellers as of December 31, 1998 located in North America, Europe, Asia Pacific, South America and the Middle East.

     We expect to increase the number of our sales, marketing and customer support employees in the future to expand our direct sales efforts to resellers and end users. We may not have the necessary resources to accomplish this. It is also possible that we will not be able to establish and expand these new distribution channels successfully or complete the integration of our sales and marketing efforts successfully. We expect to hire additional sales employees in all regions in 1999. Competition for qualified sales, technical and other personnel is intense, and we may not be able to attract, assimilate or retain additional highly qualified employees in the future. We also may not be able to manage our growth effectively.

NSMG SALES AND MARKETING

     Prior to the NSMG combination, the NSMG business utilized direct sales forces and indirect sales channels, such as distributors and original equipment manufacturers, for sales of its products to end users.

     Revenue from Ingram Micro Inc. accounted for 17% of the NSMG business total revenues in fiscal 1996, 22% in fiscal 1997, 27% in fiscal 1998 and 28% in the nine months ended April 2, 1999. Revenue from Tech Data, Inc. accounted for 12% of total revenues in fiscal 1998. Indirect revenues, which include sales to distributors and original equipment manufacturers, were 79% of total revenues during fiscal 1996, 88% during fiscal 1997, 89% during fiscal 1998 and 92% during the nine months ended April 2, 1999. Revenues outside of the Americas were 10% during fiscal 1996, 28% during fiscal 1997, 34% during fiscal 1998, and 37% during the nine months ended April 2, 1999.

     The NSMG business generated export revenues from the United States of approximately $32.5 million during fiscal 1996, $40.7 million during fiscal 1997, $57.8 million during fiscal 1998, and $50.6 million during the nine months ended April 2, 1999.
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

COMPETITION

     The markets in which we compete are intensely competitive and rapidly changing. Our principal competition in the storage foundation products area consists of internal development groups of current and prospective original equipment manufacturer customers, which have the resources and capability to develop their own storage management solutions. Among the original equipment manufacturers which have competing storage management products are:

     - Sun Microsystems for its Solaris system;

     - Compaq Computer for its UNIX system;

     - IBM for its AIX system; and

     - Microsoft for Windows NT.

     We also encounter competition from other third party software vendors and hardware companies offering products that incorporate certain of the features provided by our products, and from disk controller and disk subsystem manufacturers which have included or may include similar features.

     Our primary competitors in the storage application products area include:

     - the Cheyenne division of Computer Associates, for its ARCserve product;

     - EMC, for its Enterprise Data Manager product;

     - IBM, for its ADSTAR Distributed Storage Manager product;

     - Sterling Software, for its Alexandria Network Librarian product;

     - StorageTek, for its REELbackup product;

     - Hewlett-Packard, for its Omniback product; and

     - Legato Systems, for its BudTool, NetWorker and GEMS products.

     Our main competitors in the high availability and clustering product area include Legato Systems, for its FullTime HA Plus and FullTime Clusters, Sun Microsystems, for its Sun Cluster product and Hewlett-Packard, for its HP-ServiceGuard product.

     Our competitors in the areas of remote backup technologies and electronic data vaulting services include Connected Corp. in Framingham, Massachusetts, Atrieva in Seattle, Washington, STAC Inc. in San Diego, California, and Core Data in Phoenix, Arizona. These competitors are Windows NT-centric and differ in the degree of system backup and recovery provided to users, with certain companies offering data file set backup and recovery capability only.

     Many of our competitors have substantially greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger installed customer base. We expect that the market for storage management software, which historically has been large and fragmented, will become more consolidated with larger companies being better positioned to compete in such an environment in the long term. As the storage management software market develops, a number of companies with greater resources than us could attempt to increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners.

     Our success will depend significantly on our ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than our competitors, and to educate potential customers as to the benefits of licensing our products rather than developing their own products. Our future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than our products and could also bundle existing or new products with other more established products in order to compete with us. In addition, because there are relatively low barriers to entry for the software market, we expect additional competition from other established and emerging companies. Increased competition is likely to result in price

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reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect our business. We may not be able to compete successfully against current and future competitors, and the failure to do so would harm our business.

RESEARCH AND DEVELOPMENT

     Our core storage management and high availability products primarily operate with certain versions of the UNIX operating system as well as Windows NT, offering many features that are critical for commercial applications. Our development efforts have been directed towards developing new products for the UNIX operating system, developing new features and functionality for existing products, integrating products in the existing product line and porting new and existing products to new operating systems such as Windows NT.

     Currently, our major research and development initiatives include:

     - Additional integration of the full family of storage management products, including further integration of VERITAS Volume Manager, VERITAS File System and NetBackup;

     - Development of new intelligent-level storage products;

     - Porting of UNIX products to Windows NT; and

     - Development of storage area network products.

     Each of these initiatives involves technical and competitive challenges and we may not be able to successfully overcome these challenges.

     Development Work under Microsoft and Sun Microsystems Agreements

     Our agreement with Microsoft provides for the development by us of a version of our Volume Manager product, which Microsoft has called Logical Disk Manager, to be ported to and embedded in version 5.0 of Windows NT. The agreement also requires us to develop a disk management graphical user interface designed specifically for Windows NT. Microsoft is providing funding for a significant portion of the development expenses for this product payable in quarterly increments. In order to perform under the agreement, we have hired additional personnel with expertise in the Windows NT operating system environment and are devoting substantial capital investment and resources to successfully complete this project.

     Our agreements with Sun Microsystems and Hewlett-Packard also impose development obligations on us. We are required to commit significant staffing to our projects with these original equipment manufacturers. We may not have the resources necessary to perform our obligations under these agreements and our development efforts may not be as successful as planned.

     Size and Location of Research and Development Group

     As of July 15, 1999, our research and development staff consisted of 664 employees located at our Mountain View, California headquarters and at our facilities in North America. In addition, our subsidiary in Pune, India employed a research and development staff of approximately 141 people.

     Research and Development Expenditures


     VERITAS and Old VERITAS had research and development expenses of $34.4 million for the six months ended June 30, 1999, $40.2 million in 1998, $25.2 million in 1997 and $18.5 million in 1996. These amounts exclude $103.1 million for the six months ended June 30, 1999, $0.6 million in 1998 and $2.2 million in 1996 for in-process research and development charges in connection with acquisitions. We believe that technical leadership is essential to our success and expect to continue to commit substantial resources to research and development. Our future success will depend in large


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part on our ability to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological developments and emerging industry standards. We continue to make substantial investments in undisclosed new products, which may or may not be successful. These research and development efforts may not be successfully completed and therefore, future products may not be available on a timely basis or achieve market acceptance.

     Need to Hire Research and Development Personnel

     We must hire additional research and development personnel for timely completion of new products, including the adaptation of our products to Windows NT and performance of obligations to key original equipment manufacturer partners. The market for these personnel is very competitive and we cannot assure you that we can hire them on a timely basis. We often consider acquiring and purchasing technology to achieve certain of our objectives. We may not be able to accomplish this successfully.

     Effect of Technological Advances

     From time to time, we or our competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of our existing products. Announcements of currently planned or other new products could cause customers to defer purchasing our existing products. Old VERITAS had from time to time in the past experienced delays of up to several months due to the complex nature of software developed by us and other software developers for whose systems or applications we offer products. We could experience delays in connection with our current or future product development activities. Any such delays could have a material adverse effect on our business.

PROPRIETARY RIGHTS

     Measures We Take to Protect Our Intellectual Property

     We regard certain features of our internal operations, software and documentation as proprietary and rely on contract, copyright, patent, trademark and trade secret laws, confidentiality procedures and other measures to protect our proprietary information. Other than the patents acquired in the NSMG and TeleBackup combinations as described below, we currently hold no patents applicable to our current business, although we have filed several applications for patents, and existing copyright and trade secret laws afford only limited protection.

     As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners, and license agreements with respect to our software, documentation and other proprietary information. These licenses are generally non-transferable and have a perpetual term.

     Infringement Risks

     We occasionally make source code available for certain of our products. The provision of source code may increase the likelihood of misappropriation or other misuse of our intellectual property. We also license some of our products pursuant to shrink wrap license agreements that are not signed by licensees and therefore may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Thus, protection of our proprietary rights may not be adequate. Our competitors also could develop technology similar to our technology independently.

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     Litigation Risks

     We are not aware that our products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, from time to time, we receive notices from third parties asserting that we have infringed their patents or other intellectual property rights. We may find it necessary or desirable in the future to obtain licenses from third parties relating to one or more of our products or relating to current or future technologies. Third parties could assert infringement claims against us in the future with respect to current or future products. Any assertion could require us to enter into royalty arrangements or result in costly litigation. As the number of software products in the industry increases and the functionality of these products further overlap, we believe that software developers may become increasingly subject to infringement claims. Any claims, with or without merit, can be time consuming and expensive to defend.

     Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult and, although we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem.

     Trademarks

     VERITAS, the VERITAS logo and FirstWatch are registered trademarks of VERITAS. VERITAS Volume Manager, VERITAS File System, VERITAS NetBackup, VERITAS HSM, VERITAS Clustered File System, VERITAS Clustered Volume Manager, VERITAS Cluster Server, VERITAS Media Librarian, VERITAS Storage Replicator for Volume Manager, VERITAS Storage Replicator for File Systems, VERITAS Volume Optimizer, VERITAS Storage Planner and VERITAS Storage LookOut are trademarks of VERITAS.

     Nerve Center, Ashwin and Backup Exec are registered trademarks of VERITAS. Client Exec, Exec View, Manage Exec and WinINSTALL are trademarks of VERITAS.

     TSInfoPRO is a registered trademark of the VERITAS. TeleBackup, TSInfoPRO EDV, TSInfoPRO Corporate and TSInfoPRO NT Enterprise are trademarks of the Company.

NSMG PATENTS AND INTELLECTUAL PROPERTY RIGHTS

     In connection with the NSMG combination, VERITAS acquired three United States patents and other patent applications. Any patents obtained may not provide substantial protection or be of commercial benefit to VERITAS. It is also possible that their validity will be challenged.

     In connection with its acquisition of TeleBackup, VERITAS acquired rights in one patent application related to TSInfoPRO technology.

EMPLOYEES

     As of July 15, 1999, we had 2,379 full-time employees, including 805 in research and development, 1,334 in sales, marketing, consulting and customer support and 240 in finance and administrative services. We have not entered into any collective bargaining agreement with our employees, and believe that our relations with our employees are good. We believe that our future success will depend in part upon the continued service of our key employees and on our continued ability to hire and retain qualified personnel. We may not be able to retain our key employees and may not be successful in attracting and retaining sufficient numbers of qualified personnel to conduct our business in the future.

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FACILITIES

     Our executive offices are located in Mountain View, California. Our principal facilities are located in California and Florida. Major portions of our facilities are occupied under leases that expire at various times through 2012. The table below summarizes the square footage of premises leased by us as of July 15, 1999, excluding approximately 34 executive suites.

                                                               APPROXIMATE
                          LOCATION                            SQUARE FOOTAGE
                          --------                            --------------
North America
  California................................................     260,401
  Colorado..................................................      13,437
  Florida...................................................     112,397
  Georgia...................................................      11,364
  Illinois..................................................      10,027
  Maryland..................................................       4,685
  Massachusetts.............................................      39,020
  Minnesota.................................................      62,420
  New Jersey................................................       8,397
  New York..................................................       4,560
  North Carolina............................................       8,836
  Virginia..................................................      12,441
  Washington................................................      20,502
  Canada....................................................       5,870
                                                                 -------
     Total North America....................................     574,357
Europe
  England...................................................      65,000
  France....................................................       8,264
  Germany...................................................      31,619
                                                                 -------
     Total Europe...........................................     104,883
Asia
  India.....................................................      33,229
  Japan.....................................................       9,462
  Australia.................................................       4,500
  Malaysia..................................................       1,760
                                                                 -------
     Total Asia.............................................      48,951
                                                                 -------
     Total..................................................     728,191
                                                                 =======

     California facilities exclude approximately 44,361 square feet of space subleased to others. Illinois and Florida facilities exclude approximately 17,135 and 5,000 square feet, respectively, of unoccupied space. Facilities in England exclude approximately 8,365 square feet of space subleased to others.

     We recently entered into a synthetic lease arrangement for the development of a 425,000 square foot campus facility in Mountain View.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

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                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows the name, age and position of each of our executive officers and directors as of June 30, 1999.

                  NAME                     AGE                   POSITION
                  ----                     ---                   --------
Mark Leslie..............................  53    Chief Executive Officer and Chairman of
                                                 the Board
Terence R. Cunningham....................  39    President and Chief Operating Officer,
                                                   Director (until August 30, 1999)
Geoffrey W. Squire.......................  52    Executive Vice-President and
                                                 Vice-Chairman of the Board
Fred van den Bosch.......................  52    Executive Vice President of Engineering,
                                                   Director
Peter J. Levine..........................  38    Senior Vice President, Strategic
                                                 Operations
Kenneth Lonchar..........................  41    Senior Vice President, Finance and Chief
                                                   Financial Officer
Paul A. Sallaberry.......................  43    Senior Vice President, Worldwide Sales
Jay A. Jones.............................  45    Senior Vice President, Chief
                                                 Administrative Officer and Secretary
Michael Colemere.........................  35    Vice President, Product Marketing
Michael Wentz............................  46    Vice President, Technical Services
David Hallmen............................  35    Vice President, Merger Integration
Steven Brooks............................  47    Director
William H. Janeway.......................  56    Director
Gregory B. Kerfoot.......................  39    Director
Stephen J. Luczo.........................  42    Director
Joseph D. Rizzi..........................  57    Director

     Directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified or until their earlier resignation or removal. Executive officers will be chosen by and will serve at the discretion of the Board of Directors.

     Mr. Leslie is currently our Chief Executive Officer and Chairman of the Board. Mr. Leslie has served as President and Chief Executive Officer of VERITAS or its predecessors since 1990, and as a director since 1988. Prior to 1990, he was the principal and owner of Leslie Consulting, a management consulting firm and President and Chief Executive Officer of Rugged Digital Systems, Inc., a computer manufacturer. Mr. Leslie is also Chairman of the Board of Versant Object Technology Corporation, an object-oriented database software company and serves on the board of directors of Brocade Communications Systems, Inc.

     Mr. Cunningham has served as our President and Chief Operating Officer and as a director since May 28, 1999. Prior to that date, Mr. Cunningham served as Seagate Software's President and Chief Operating Officer and as President of the Seagate Software Network & Storage Management Group. In May 1994, Mr. Cunningham joined Seagate Technology in connection with its acquisition of Crystal Computer Services, a computer services company founded by Mr. Cunningham in 1984. Mr. Cunningham served as Crystal's President until May 1996, when he was named President of the Storage Management Group. Later in 1996, he was named Executive Vice President and General Manager of the NSMG business. From July 1997 to May 1999, Mr. Cunningham served as President and Chief Operating Officer for Seagate Software as well as Executive Vice President and General

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Manager of the NSMG business. In July 1999, we announced that Mr. Cunningham would be leaving us, and that his resignation would become effective on August 30, 1999.

     Mr. Squire has served as Executive Vice-President and Vice-Chairman of the Board of VERITAS or its predecessors since April 1997, when VERITAS merged with OpenVision Technologies, Inc. Mr. Squire became a director of OpenVision in January 1994 and was appointed Chief Executive Officer of OpenVision in July 1995. From January 1994 to November 1994, Mr. Squire was Executive Vice President and Chief Executive Officer of International Operations and from November 1994 to June 1995, he was President and Chief Operating Officer of OpenVision. Prior to that time, Mr. Squire worked at Oracle Corporation, most recently as a member of Oracle's Executive Committee as Chief Executive, International Operations. Mr. Squire has sat on the Council of the U.K. Computing Services and Software Association since 1990. In 1995, Mr. Squire was elected as the founding President of the European Information Services Association. Mr. Squire also serves as a director of Industri-Matematik International Corp.

     Mr. van den Bosch has served as Executive Vice President, Engineering of VERITAS or its predecessors since July 1997 and was appointed as a director in February 1996. Mr. van den Bosch served as our Senior Vice President, Engineering from 1991 to July 1997. From 1970 until 1990, he served in various positions with Philips Information Systems, including Director of Technology.

     Mr. Levine has served as Senior Vice President of Strategic Operations of VERITAS or its predecessors since January 1999, after serving as Senior Vice President, OEM Sales from December 1997 to December 1998. Mr. Levine served as our Vice President, OEM Sales from December 1995 to December 1997. From January 1995 to November 1995, Mr. Levine was our Director of Marketing. From July 1992 to December 1994, Mr. Levine was an original equipment manufacturer sales representative at VERITAS. Prior to 1992, Mr. Levine held several software engineering and consulting positions at MIT's Project Athena, the Open Software Foundation and Apollo Computer.

     Mr. Lonchar has served as Chief Financial Officer of VERITAS or its predecessors since April 1997 and as our Senior Vice President, Finance since February 1999. Mr. Lonchar served as our Vice President, Finance from April 1997 until February 1999. Mr. Lonchar was Chief Financial Officer and Senior Vice President of OpenVision Technologies, Inc. from December 1995 until the merger in April 1997. Prior to joining OpenVision, Mr. Lonchar was Vice President, Finance and Administration and Chief Financial Officer of Microtec Research, Inc., a publicly-traded software company. Mr. Lonchar is a certified public accountant.

     Mr. Sallaberry has served as Senior Vice President, Worldwide Sales of VERITAS or its predecessors since July 1997. Mr. Sallaberry served as our Vice President, North American Sales from April 1997 to July 1997. Mr. Sallaberry was OpenVision's Senior Vice President of Sales from October 1992 until June 1994. Mr. Sallaberry rejoined OpenVision in February 1995 as Senior Vice President of North American Operations. From 1989 through 1992, he served in various positions at Oracle Corporation, most recently as Vice President, Vertical Sales Division.

     Mr. Jones has served as Senior Vice President, Chief Administrative Officer of VERITAS or its predecessors since January 1999. Mr. Jones served as our Vice President, General Counsel and Secretary since April 1997. Mr. Jones joined OpenVision Technologies, Inc. as General Counsel in March 1993 and was appointed Vice President, General Counsel and Secretary in July 1994 and served in those capacities until the merger in April 1997. Prior to March 1993, Mr. Jones served in various management positions at Oracle Corporation and WordStar International Incorporated, a word-processing software company. Mr. Jones is a member of the California Bar Association.

     Mr. Colemere has served as Vice President, Product Marketing of VERITAS or its predecessors since May 28, 1999. From December 1996 until May 28, 1999, Mr. Colemere served as Vice President of Product Management at Seagate Software. Before joining Seagate Software,

Mr. Colemere was the Director of Strategic Business Development at Cheyenne from April 1994 to December 1996. Prior to his position with Cheyenne, Mr. Colemere also held a range of product management and development management positions with Novell, including Director of Engineering Program Management for Novell's NetWare Products Division.

     Mr. Wentz has served as Vice President, Technical Services of VERITAS or its predecessors since May 28, 1999. From February 1996 until May 28, 1999, Mr. Wentz served as Vice President of Technical Services for the NSMG business of Seagate Software. He joined Seagate Software in February 1996 as part of its acquisition of Arcada Software, Inc. Mr. Wentz joined Arcada in May of 1994 where he served in a similar capacity as Vice President of Technical Support Services. Prior to joining Arcada, Mr. Wentz served as Director of Technical Support Operations at Samna Corporation and then at Lotus Development Corporation after its acquisition of Samna.

     Mr. Hallmen has served as Vice President, Merger Integration of VERITAS or its predecessors since May 28, 1999. From February 1996 until May 28, 1999, Mr. Hallmen served as Vice President of business development at Seagate Software. He joined Seagate Software as part of its acquisition of Arcada Software, Inc. Before the acquisition of Arcada Software, Mr. Hallmen was Vice President of marketing for Arcada. Prior to joining Arcada, Mr. Hallmen was Vice President of sales and marketing for Artisoft, Inc., a developer and manufacturer of personal computer network hardware and software.

     Mr. Brooks has been a director of VERITAS or its predecessors since April 1996. Since February 1999, Mr. Brooks has been General Partner of Broadview Capital Partners, a private equity firm. From September 1997 to February 1999, Mr. Brooks was a managing director of Donaldson, Lufkin & Jenrette Securities Corporation, an investment banking firm. From 1996 to 1997, Mr. Brooks was a private investor and a consultant to technology companies. From 1994 to 1996, Mr. Brooks served as Managing Director and Head of Global Technology Investment Banking at the Union Bank of Switzerland Securities, LLC. Prior to 1994, Mr. Brooks was a private investor and consultant to high-technology firms, and served as Managing Partner of investment banking at Robertson, Stephens & Co., a San Francisco-based investment bank. Mr. Brooks is a director of Paychex, Inc. a national payroll processing and business services company, and QRS, an electronic commerce company.

     Mr. Janeway has been a director of VERITAS or its predecessors since April, 1997. Mr. Janeway has been a Managing Director of E.M. Warburg Pincus & Co., LLC since 1988. Prior to 1988, he served in a management capacity at F. Eberstadt & Co., Inc. Mr. Janeway is a director of ECsoft Group, PLC, BEA Systems, Inc., Indus International, Inc., Inacom Corp. and Industri-Matematik International Corp.

     Mr. Kerfoot has been a director of VERITAS since May 28, 1999. In May 1999, Mr. Kerfoot became President and a director of Seagate Software. From May 1996 until May 1999, Mr. Kerfoot served as Seagate Software's Chief Strategic Officer and as President of the Information Management Group. In May 1994, he joined Seagate Technology in connection with its acquisition of Crystal Computer Services, where he had previously served as Director of Research and Development and Chief Architect of Crystal Reports, and continued as Crystal's Director of Research and Development until May 1996, when he was named President of the Information Management Group.

     Mr. Luczo has been a director of VERITAS since May 28, 1999. From July 1997 until May 28, 1999, Mr. Luczo serves as Chairman of the Board of Directors of Seagate Software and as Chief Executive Officer, President and Director of Seagate Technology. From March 1995 to July 1997, Mr. Luczo served as Seagate Software's Chief Operating Officer. Mr. Luczo joined Seagate Technology in October 1993 as Senior Vice President, Corporate Development and was promoted to Executive Vice President, Corporate Development in March 1995, where he served until September

1997. He was promoted to President and Chief Operating Officer of Seagate Technology in September 1997, and served in the latter capacity until August 1998. In July 1998, Mr. Luczo was promoted to Chief Executive Officer and appointed to the Board of Directors. Before joining Seagate Technology in 1993, Mr. Luczo was Senior Managing Director and co-head of the Bear Stearns and Co. Global Technology Group. Mr. Luczo also serves on the boards of directors of Gadzoox Microsystems, Inc. and Dragon Systems, Inc.

     Mr. Rizzi has been a director of VERITAS or its predecessors since 1987. Prior to that date, he served as a general partner of Matrix Partners, a venture capital firm and as Chief Executive Officer of Elxsi, a computer company.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has the following committees:

     Audit Committee

     The audit committee reviews with our independent public accountants and with our internal accounting staff the scope and results of the independent accountants' audit work, our annual financial statements, and our internal accounting and control systems. The audit committee also recommends to the Board the firm of independent public accountants to be selected to audit our accounts and makes further inquiries as it deems necessary or desirable to inform itself as to the conduct of our affairs.

     Mr. Brooks and Mr. Rizzi are the members of the audit committee.

     Compensation Committee

     The compensation committee reviews and makes recommendations to the board regarding the compensation for officers and compensation guidelines for our employees and administers our stock purchase and stock option plans.

     Mr. Rizzi and Mr. Brooks are the members of the compensation committee.

COMPENSATION OF DIRECTORS

     How Board Members Are Compensated

     Non-employee directors of VERITAS receive a specified number of stock options under our directors' plan. None of the members of our board of directors has received or will receive any fees for attending board or board committee meetings, other than reimbursement of actual expenses they incur to attend meetings.

     Grant of Options to Directors

     The VERITAS 1993 Directors' Stock Option Plan provides that each non-employee director who is first elected or reelected to the board, is granted an option to purchase 54,000 shares of our common stock on the later to occur of
(1) the date he or she is first elected or reelected to the board or (2) the date his or her most recent prior option becomes fully vested as to all shares.

     Each non-employee director will receive a succeeding grant of an option to purchase 13,500 shares of our common stock each year on the anniversary date of the most recent prior option granted to him or her provided the individual is still a member of the board. A non-employee director shall not receive a succeeding grant earlier than the first anniversary of his or her initial grant.

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

     Exercisability of Options

     Options granted under the directors' plan are immediately exercisable. Once exercised, we will have a right to repurchase unvested shares. This repurchase right lapses as the shares vest. Initial grants vest as to 3,375, and succeeding grants vest as to 844, of the shares on the last day of each calendar quarter, provided that the non-employee director attends at least one board meeting during the quarter. If the non-employee director attends a meeting that occurs prior to the date the option was granted, he or she will not receive vesting credit with respect to that particular option as a result of attending the meeting.

     Terms of Options

     Options have a ten year term and will fully vest as to any shares that remain unvested on the day immediately preceding the tenth anniversary of the date the option is granted. Options cease vesting but remain exercisable if the non-employee director ceases to be a member of the board, so long as he or she continues to provide services to VERITAS as a consultant.

     Effect of Mergers, Consolidations, Dissolutions or Liquidations

     In the event of a merger, consolidation, dissolution or liquidation of VERITAS, the sale of substantially all of the assets of VERITAS or any other similar corporate transaction, the vesting of all options granted pursuant to the directors' plan will accelerate and the options will become exercisable in full and will terminate in accordance with termination provisions of the directors' plan.

     Number of Shares Reserved for Issuance under the Plan

     An aggregate of 1,125,000 shares of our common stock is reserved for issuance under the directors' plan. In the event that any outstanding option under the directors' plan expires or terminates for any reason, the shares of common stock allocable to the unexercised portion of the option shall be available again for the grant. As of July 15, 1999 options to purchase 347,872 shares were outstanding, 183,692 had been exercised and 593,436 shares were eligible for future grant.

     Amendment to the Plan

     On April 15, 1999, the VERITAS board of directors approved an amendment to the directors' plan to provide that, if the number of outstanding shares of common stock is changed as a result of a stock dividend, stock split, reverse stock split, combination or other similar capital change, the board of directors will have discretion to determine whether the number of shares available under the directors' plan, the maximum number of shares that can be granted to a director, the number of shares subject to outstanding options or the other terms of such outstanding options, will be adjusted to reflect the capital change.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth all compensation awarded to, earned by or paid for services rendered to VERITAS in all capacities during 1996, 1997 and 1998 by our chief executive officer and four other most highly compensated executive officers. This information includes the dollar value of base salaries, commissions and bonus awards, the number of shares subject to stock options granted

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

and certain other compensation, whether paid or deferred. We do not grant stock appreciation rights and provide no long-term compensation benefits other than stock options.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG TERM
                                                                                    COMPENSATION
                                                            ANNUAL COMPENSATION        AWARDS
                                                          -----------------------    SECURITIES
                                                                     OTHER ANNUAL    UNDERLYING
     NAME AND PRINCIPAL POSITION        YEAR    SALARY     BONUS     COMPENSATION     OPTIONS
     ---------------------------        ----   --------   --------   ------------   ------------
Mark Leslie...........................  1998   $300,000   $398,765     $ 1,200        247,500
  President, Chief                      1997    250,000    326,400       1,200        382,496
  Executive Officer                     1996    230,000    170,800           0        337,500
Geoffrey W. Squire....................  1998    240,213    236,867           0         82,500
  Executive Vice President              1997    169,689    208,875      18,444              0
                                        1996          0          0           0              0
Fred van den Bosch....................  1998    220,000    219,321       1,200        165,000
  Executive Vice President              1997    160,000    140,598       1,200        224,996
  of Engineering                        1996    145,000     78,082           0        101,250
Paul A. Sallaberry....................  1998    300,350     99,691       1,200         75,000
  Senior Vice President,                1997    284,170     58,485       1,200        157,496
  Worldwide Sales                       1996          0          0           0              0
Kenneth Lonchar.......................  1998    191,200    179,444           0         45,000
  Chief Financial Officer               1997    114,667    133,680           0         44,996
  Sr. Vice President, Finance           1996          0          0           0              0

     Portions of bonuses for services rendered in fiscal year 1996, 1997 and 1998 were each paid in the following year. Share data has been restated to give retroactive effect to a 2-for-1 stock split in the form of a stock dividend to be effected on July 8, 1999. Mr. Lonchar, Mr. Sallaberry and Mr. Squire joined VERITAS in April 1997 when we merged with OpenVision Technologies, Inc. The compensation amounts include sales commissions paid to Mr. Sallaberry by us in the amount of $118,965 in 1997 and $170,837 in 1998.

OPTION GRANTS IN 1998

     The following table sets forth further information regarding the individual grants of stock options pursuant to our stock option plans during fiscal 1998 to each of our named officers. The table illustrates the hypothetical gains or "option spreads" that would exist for the options at the end of the ten-year term of the option based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the term. The 5% and 10% assumed rates of annual compound stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. Actual gains, if any, on option exercises will depend on the future performance of our common stock and overall market conditions. The potential realizable values shown in this table may never be achieved.

                                                                                   POTENTIAL REALIZABLE
                                                                                     VALUE AT ASSUMED
                                       PERCENT OF                                     ANNUAL RATES OF
                         NUMBER OF       TOTAL                                          STOCK PRICE
                         SECURITIES     OPTIONS                                        APPRECIATION
                         UNDERLYING    GRANTED TO                                     FOR OPTION TERM
                          OPTIONS     EMPLOYEES IN   EXERCISE PRICE   EXPIRATION   ---------------------
         NAME             GRANTED     FISCAL YEAR       ($/SHR)          DATE         5%          10%
         ----            ----------   ------------   --------------   ----------   ---------   ---------
Mark Leslie............   247,500         5.4            19.59         4/14/08     3,048,176   7,724,677
Geoffrey W. Squire.....    82,500         1.8            19.59         4/14/08     1,016,059   2,574,892
Fred van den Bosch.....   165,000         3.6            19.59         4/14/08     2,032,117   5,149,785
Kenneth Lonchar........    45,000         1.0            19.59         4/14/08       554,214   1,404,487
Paul A. Sallaberry.....    75,000         1.6            19.59         4/14/08       923,690   2,340,811

     The exercise price of all stock options was equal to the fair market value of our common stock on the date of grant. Stock options vest over four years at the rate of 1/48 per month, such vesting to accelerate in the event of an acquisition or merger. The options were granted for a term of ten years, subject to earlier termination upon termination of employment. Share and per share data has been restated to give retroactive effect to a 2-for-1 stock split in the form of a stock dividend to be effected in July 1999.

AGGREGATE OPTION EXERCISES IN 1998 AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information concerning the exercise of stock options during 1998 by each of the named officers, including the aggregate amount of gains on the date of exercise. In addition, the table includes the number of shares covered by both vested and unvested stock options held on December 31, 1998 by each of the named officers. Also reported are values for "in the money" stock options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the our common stock as of December 31, 1998. The fair market value is determined by the closing price of our common stock on December 31, 1998, which was $29.97 per share.

                                                  NUMBER OF SECURITIES
                                                       UNDERLYING
                                                      UNEXERCISED         VALUE OF UNEXERCISED
                                                   OPTIONS AT FISCAL     IN-THE-MONEY OPTIONS AT
                          SHARES        VALUE           YEAR-END           FISCAL YEAR-END($)
                        ACQUIRED ON   REALIZED    --------------------   -----------------------
         NAME            EXERCISE        ($)       VESTED    UNVESTED      VESTED      UNVESTED
         ----           -----------   ---------   --------   ---------   ----------   ----------
Mark Leslie...........     59,998       940,623   757,502     674,998    19,043,997   12,459,417
Geoffrey W. Squire....    172,800     1,948,165   213,790     318,710     5,094,057    6,791,675
Fred van den Bosch....          0             0   581,602     362,624    15,290,591    6,194,667
Kenneth Lonchar.......     27,412       667,551    23,790      83,074       413,934    1,330,341
Paul A. Sallaberry....     89,998     1,710,374   167,234     277,322     3,634,233    5,306,142

     Share data has been restated to give retroactive effect to a 2-for-1 stock split in the form of a stock dividend to be effected in July 1999. The value realized for option exercises is the aggregate fair market value of our common stock on the date of exercise less the exercise price. The valuations shown above for unexercised in-the-money options are based on the difference between the option exercise price and the fair market value of the stock on December 31, 1998. These values have not been, and may never be, realized.

EMPLOYMENT AGREEMENTS

     All of the executive officers of VERITAS entered into employment agreements with VERITAS effective May 28, 1999.

     Terms of the Agreements

     Under the employment agreements, these officers will be paid a base salary and will be entitled to receive a performance bonus as determined by the board of directors or the compensation committee. All these employment agreements provide for a term of one year, except for Mark Leslie and Terence Cunningham, which provide for a term of two years. In addition, each employment agreement provides that at the end of its term, the employee shall continue on a month-to-month basis on the terms and conditions in the employment agreement.

     Severance Provisions

     Generally, if we terminate one of these employment agreements as a result of an involuntary termination described below, then the affected employee shall be entitled to six months of the employee's base compensation, plus any unpaid quarterly bonuses, and 50% of the employee's target bonus for the fiscal year. In addition, the employee will be entitled to the continued vesting of all stock options and restricted stock held by the employee through the consulting period described below, and the continued exercisability of all stock options for three months following the end of the consulting period. The employee shall also be entitled to continue to receive health, dental and life insurance coverage and shall be retained as a consultant as set forth in the applicable agreement.

     The employee shall not be entitled to receive severance benefits if the employee's employment terminates by reason of the employee's voluntary resignation, if we terminate the employee's employment after the last day of the employment term or if the termination is for cause as described below, except those under our severance and benefits plans.

     "Involuntary termination" means:

     - without employee's consent, the reduction of employee's duties, authority or responsibilities, or the assignment to employee of reduced duties, authority or responsibilities;

     - a reduction in the employee's base salary;

     - a reduction in the employee's target bonus opportunity with the result that employee's overall cash compensation package is significantly reduced;

     - the relocation of employee to a facility or a location more than 30 miles away, without employee's consent;

     - any termination of employee not for cause; and

     - any act or set of acts that would, under California case law or statute, constitute a constructive termination of employee.

     The "consulting period" is a period of twelve months after the date of involuntary termination if the involuntary termination occurs within six months after the effective date of the NSMG combination or nine months after the date of involuntary termination if the involuntary termination is more than six months after the effective date of the NSMG combination.

     Noncompetition Provisions

     The employment agreements provide that until the end of the consulting period, the employee will not be owner, consultant, director, or employee of any business which has products which compete directly with our products, or without our authorization. In addition, until one year after the employee's termination for any reason, the employee shall not take away any of our employees or cause an employee to leave.

                           RELATED PARTY TRANSACTIONS

     From January 1, 1998 to the present, there have not been any and there are currently no proposed transactions in which the amount involved exceeded $60,000 to which we or any of our subsidiaries were or are to be a party and in which any executive officer, director, 5% beneficial owner of our common stock or member of the immediate family of them had or will have a direct or indirect material interest and there are no business relationships between us and any entity, of which a director of VERITAS is an executive officer or of which a director of VERITAS owns equity interest in excess of 10%, involving payments for property or services in excess of five percent of our consolidated gross revenues for 1998, except as already reported, as described above under "Management" and as described below.

     On May 28, 1999, VERITAS acquired the Network & Storage Management Group business of Seagate Software, Inc. As a result of this transaction, Seagate Software owns approximately 40% of the outstanding common stock of VERITAS and Stephen J. Luczo, who is a director of VERITAS, is Chairman of the board of directors of Seagate Software, and President, Chief Executive Officer and member of the board of directors of Seagate Technology, Inc., and Gregory B. Kerfoot, President and a director of Seagate Software, joined our board of directors. To implement the transaction, VERITAS entered into the agreements described below with Seagate Software and its parent, Seagate Technology.

     VERITAS, VERITAS Operating Corporation and Seagate Software entered into a Stockholder Agreement on May 28, 1999 that gives Seagate Software the right to
(1) nominate up to two members of the VERITAS board, (2) sell up to 4,000,000 shares of VERITAS common stock in each of the first three full quarters after May 28, 1999 and up to 6,000,000 shares of VERITAS common stock in the fourth full quarter after May 28, 1999 and the right to require VERITAS to register up to 12,000,000 shares of VERITAS common stock during the first four full quarters after May 28, 1999, and (3) for five years maintain its ownership percentage if VERITAS issues stock to third parties in certain transactions. Pursuant to the board nomination rights of Seagate Software, Gregory B. Kerfoot and Stephen J. Luczo are members of the VERITAS board of directors.

     VERITAS and Seagate Software entered into a registration rights agreement on May 28, 1999 that gives Seagate Software the right to require, once in any nine-month period, VERITAS to register for public resale the shares of the VERITAS stock owned by Seagate Software.

     VERITAS, VERITAS Operating Corporation and Seagate Software Information Management Group, Inc., a subsidiary of Seagate Software, entered into a three-year Cross-License and OEM Agreement on October 5, 1998 and, on April 16, 1999, amended the agreement. VERITAS, VERITAS Operating Corporation and Seagate Technology entered into a ten-year Development and License Agreement on October 5, 1998. These agreements provide for the development and/or licensing of certain products among the parties and restrictions on the parties' ability to compete with each other or to enter into relationships with competitors of the other party. The royalty fees under these agreements, if any, are to be determined at a later date.

     VERITAS, VERITAS Operating Corporation, Seagate Technology and Seagate Software entered into a Transition Services and Facilities Use Agreement on May 28, 1999. This agreement sets forth the terms by which VERITAS, Seagate Technology and Seagate Software will continue to share certain facilities and services. The term and payment for the services which VERITAS is receiving are as follows: (1) $56,500 per month for the cost of transitional warehousing, distribution, billing and collection services from Seagate Technology Netherlands, the Netherlands division of Seagate Technology International, a Cayman Islands corporation and wholly owned subsidiary of

Seagate Technology, which VERITAS expects to cease using within twelve months;
(2) $6,300 per month for the cost of information technology services from Seagate Software, which VERITAS expects to cease using by February 2000; and (3) for various shared facilities, between $775 to $1,375 per employee per month for shared facilities in Singapore, Australia and Hong Kong, which facilities VERITAS expects to vacate no later than September 1999, 2,439,423 yen per month for a shared facility in Japan, which VERITAS expects to vacate no later than February 2000, and $15,500 per month for a shared facility in France, which VERITAS expects to vacate no later than September 2003. The term and payment for the services which VERITAS is providing are as follows: $32,100 per month for shared facilities in Florida, California and South Africa, which facilities VERITAS expects to be vacated by Seagate Software no later than March 2000.

     On July 13, 1999, Terence Cunningham announced his resignation as President, Chief Operating Officer and as a director of VERITAS, effective as of August 30, 1999. In connection with his resignation we agreed, in addition to the terms and conditions of the employment agreement by and between us and Mr. Cunningham effective as of May 1999, to transfer to Mr. Cunningham rights and title to an automobile and specified items of his office equipment. As a result of his resignation, Mr. Cunningham will receive an aggregate severance payment of approximately $250,000 and will be entitled to the continued vesting of options to purchase 244,388 shares of our common stock until May 2001.

                             PRINCIPAL STOCKHOLDERS

     The table below reflects beneficial ownership as of July 15, 1999, determined in accordance with the rules of the Securities and Exchange Commission. To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them subject to community property laws where applicable, unless we indicate otherwise below. We have included in each person's beneficial ownership that person's options to purchase common stock that he or she can exercise within 60 days after July 15, 1999. However, we have not included any other person's options for the purpose of computing percentage ownership.

                                                           AMOUNT AND NATURE OF
                                                           BENEFICIAL OWNERSHIP
                                                    -----------------------------------   PERCENT OF
                 BENEFICIAL OWNER                     SHARES      OPTIONS      TOTAL        CLASS
                 ----------------                   ----------   ---------   ----------   ----------
Seagate Technology, Inc...........................  69,148,208          --   69,148,208     40.75%
Seagate Software, Inc.............................  69,148,208          --   69,148,208     40.75%
Gregory Kerfoot...................................  69,148,208          --   69,148,208     40.75%
Stephen Luczo.....................................  69,148,208          --   69,148,208     40.75%
Janus Capital Corporation.........................  10,816,800          --   10,816,800      6.37%
William H. Janeway................................   4,923,590          --    4,923,590      2.90%
Mark Leslie.......................................   1,218,416     902,082    2,120,498      1.24%
Geoffrey Squire...................................     560,000     333,505      895,505         *
Fred van den Bosch................................       6,348     694,168      700,516         *
Peter Levine......................................     234,950      54,754      289,704         *
Joseph Rizzi......................................     110,166     129,936      240,102         *
Paul Sallaberry...................................      58,052     197,630      255,682         *
Terence Cunningham................................          --     254,476      254,476         *
Kenneth Lonchar...................................      87,044      46,064      133,108         *
Michael Colemere..................................          --      77,916       77,916         *
Steven Brooks.....................................       9,000      67,754       76,754         *
Jay Jones.........................................      30,788      32,241       63,029         *
Michael Wentz.....................................          --      58,383       58,383         *
David Hallmen.....................................          --      44,385       44,385         *
All proposed executive officers and directors as a
  group (16 persons)..............................  76,386,562   2,895,294   79,281,856     45.93%

-------------------------
* Less than one percent.

     Unless otherwise noted, each holder has an address of c/o VERITAS Software Corporation, 1600 Plymouth Street, Mountain View, CA, 94043.


     Seagate Software is a majority-owned subsidiary of Seagate Technology. Mr. Luczo, a director of VERITAS, is President, Chief Executive Officer and a member of the Board of Directors of Seagate Technology and Chairman of the Board of Directors of Seagate Software. Mr. Kerfoot, a director of VERITAS, is the President and a director of Seagate Software. As such, Mr. Luczo and Mr. Kerfoot may be deemed to have an indirect pecuniary interest within the meaning of Rule 16a-1 under the Exchange Act in an indeterminate portion of the shares beneficially owned by Seagate Software. Mr. Luczo and Mr. Kerfoot each disclaim beneficial ownership of these shares for the purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise. Seagate Technology may be deemed to beneficially own the shares held by Seagate Software. Seagate Software recently sold 7,950,000 shares in an underwritten public offering through a prospectus dated August 9, 1999.


     The business address of Mr. Kerfoot and Seagate Software is 915 Disc Drive, Scotts Valley, CA 95066. The business address of Mr. Luczo and Seagate Technology is 920 Disc Drive, Scotts Valley, CA 95067.

     Janus Capital Corporation, an institutional investment manager, holds shares on behalf of various client accounts, and shares voting power and holds sole dispositive power. This information is current as of June 10, 1999.

     Mr. Janeway, a director of VERITAS, is a managing director and member of E.M. Warburg, Pincus & Co., LLC, EMW LLC, and a general partner of Warburg, Pincus & Co., or WP. As such, Mr. Janeway may be deemed to have an indirect pecuniary interest within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934 in an indeterminate portion of the 4,817,590 shares beneficially owned by WP and EMW LLC. Mr. Janeway disclaims beneficial ownership of those shares for the purposes of Section 16 of the Exchange Act or otherwise. Warburg, Pincus Investors, L.P., a Delaware limited partnership the general partner of which is WP, recently sold 1,050,000 shares in an underwritten public offering through a prospectus dated August 9, 1999.


     The business address of Mr. Janeway and of each Warburg, Pincus entity is 466 Lexington Avenue, New York, NY 10017.

                                SELLING HOLDERS

     The notes were originally issued by Old VERITAS and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

     The following table sets forth information, as of August 3, 1999, with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Accordingly, no estimate can be given as to the amount of the notes or common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling holder named in the table below beneficially owns one percent or more of our common stock assuming conversion of a selling holder's notes.

                                                  PRINCIPAL AMOUNT
                                                      OF NOTES        PERCENTAGE          NUMBER OF
                                                 BENEFICIALLY OWNED    OF NOTES       CONVERSION SHARES
            SELLING SECURITYHOLDER                THAT MAY BE SOLD    OUTSTANDING   THAT MAY BE SOLD(1)(2)
            ----------------------               ------------------   -----------   ----------------------
Baptist Health of South Florida................     $    91,000              *               4,232
Boston Museum of Fine Arts.....................          64,000              *               2,976
Dunham & Assoc. Ser III........................          19,000              *                 883
Engineers Joint Pension Fund...................         169,000              *               7,860
Nicholas-Applegate Convertible Fund............         250,000              *              11,627
Pilgrim Convertible Fund.......................       1,501,000            1.5              69,813
San Diego City Employees Retirement System.....         479,000              *              22,279
San Diego County Employees Retirement System...       1,262,000            1.3              58,697
Societe Generale Sec. Cp. .....................       7,000,000            7.0             325,581
Wake Forest University.........................         375,000              *              17,441
Warburg Dillon Read LLC........................         250,000              *              11,627
Any other holder of notes or future transferees
  from any such holder(3)......................       1,000,000            1.0              46,511
                                                    -----------          -----             -------
          Total................................     $12,460,000          12.5%             579,527

-------------------------
 *  Less than 1%.

(1) Includes shares of common stock issuable upon conversion of the notes.

(2) Assumes a conversion price of $21.50 per share and a cash payment in lieu of any fractional share interest; such conversion price is subject to adjustment as described under "Description of Notes -- Conversion."

(3) Assumes that any other holders of notes or any future transferee from any such holder does not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the conversion price of $21.50 per share.

None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with VERITAS or Old VERITAS within the past three years. The selling holders purchased all of the notes from Old VERITAS in a private transaction on October 10, 1997. The reoffer and resale of the notes was previously registered under the Securities Act by Old VERITAS.

     Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock issuable upon conversion of the notes directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the common stock issuable upon conversion of the notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     - through the writing of options, whether the options are listed on an options exchange or otherwise; or

     - through the settlement of short sales.

     The selling holders may enter into hedging transactions with broker-dealers or other financial institutions in connection with the sale of the notes and the common stock issuable upon conversion of the notes, which may in turn engage in short sales of the notes or common stock in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock issuable upon conversion of the notes short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the notes or the common stock issuable upon conversion of the notes offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. Neither VERITAS Software Corporation nor VERITAS Operating Corporation will receive any of the proceeds from this offering.


     The common stock of VERITAS Software Corporation is quoted on the Nasdaq National Market under the symbol VRTS. On August 25, 1999, the closing price of the common stock was $61 7/8 per share. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.


     In order to comply with the securities laws of some states, if applicable, the notes and the common stock issuable upon conversion of the notes may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and the common stock issuable upon conversion of the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and the common stock issuable upon conversion of the notes may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock issuable upon conversion of the notes described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     VERITAS Software Corporation and VERITAS Operating Corporation have entered into a registration rights agreement for the benefit of holders of the notes to register their notes and the common stock of VERITAS Software Corporation under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders, VERITAS Software Corporation and VERITAS Operating Corporation and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock issuable upon conversion of the notes, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                              DESCRIPTION OF NOTES

     The notes were issued under an indenture dated as of October 1, 1997 between Old VERITAS and State Street Bank and Trust Company of California, N.A., as trustee. You may request a copy of the indenture from the trustee. This section summarizes the provisions of the notes and the indenture and the related registration rights agreement. You should refer to these documents for more detailed information.

GENERAL


     Old VERITAS issued $100,000,000 aggregate principal amount of the notes. Pursuant to the VERITAS Merger, VERITAS became a co-obligor on the notes on a joint and several basis with Old VERITAS. Old VERITAS and VERITAS are also co-obligors on the 1.856% convertible subordinated notes issued by VERITAS in August 1999. The notes are unsecured subordinated obligations of both VERITAS and Old VERITAS.


     The notes mature on November 1, 2004, when they will be payable at a price of 100% of the principal amount. The notes bear interest from October 14, 1997 at an annual rate of 5 1/4%, payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 1998.

     Holders of the notes may convert them into shares of VERITAS common stock at the conversion price of $21.50 per share, subject to adjustment upon the occurrence of the events described below under "Conversion Rights," at any time until the maturity date, unless previously redeemed or repurchased.

FORM, DENOMINATION AND REGISTRATION

     The notes were issued in fully registered form, without coupons, in integral multiples of $1,000.

GLOBAL NOTE; BOOK-ENTRY SYSTEM

     All of the notes originally were sold to qualified institutional buyers. The notes are evidenced by global notes and were deposited with, or on behalf of, the Depository Trust Company and registered in the name of Cede & Co. as the DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of the DTC or to a successor of the DTC or the successor's nominee.

     Qualified institutional buyers may hold their interests in a global note directly through the DTC if they are participants in the DTC, or indirectly through organizations that are participants in the DTC. Transfers between participants will be effected in accordance with the DTC's rules and will be settled in clearing house funds.

     Qualified institutional buyers who are not DTC participants may own interests in global notes only through DTC participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with the DTC participant. So long as Cede, as the nominee of the DTC, is the registered owner of a global note, we will consider Cede for all purposes to be the sole holder of the global note. Except as provided below, owners of beneficial interests in a global note will not have certificates registered in their names, will not receive physical delivery of certificates in definitive registered form, and will not be considered the holders of the notes.

     VERITAS will pay interest on and the redemption price or repurchase price of a global note to Cede, as the registered owner, by wire transfer of immediately available funds on each interest payment, redemption or repurchase date. VERITAS and the trustee have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note.

     The DTC has informed us that its practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their beneficial interests in the global note, unless it has reason to believe that it will not receive payment. Only DTC participants are responsible for payments to owners of beneficial interests held through them.

     Because the DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, a person having a beneficial interest in the principal amount represented by a global note may be unable to pledge its interest to persons or entities that do not participate in the DTC system, due to the lack of a physical certificate evidencing its interest.

     We are not responsible for the performance by the DTC or its participants or indirect participants of their obligations. The trustee is also not responsible for such performance. The DTC has advised us that it will take any action permitted to be taken by a holder of notes, only at the direction of one or more participants with an interest in a global note, and only with respect to the principal amount as to which the participants have given it a direction.

     The DTC has advised us that it is a limited purpose trust company organized under the laws of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers. Certain participants (or their representatives),together with other entities, own the DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although the DTC has agreed to the foregoing procedures to facilitate transfers of interests in global notes among participants, it has no obligation to perform or continue to perform these procedures. These procedures may be discontinued at any time. If the DTC is at any time unwilling or unable to continue as depositary, and we do not appoint a successor depositary within 90 days, we will issue the notes in definitive registered form in exchange for global notes.

CONVERSION RIGHTS

     You may convert any portion of a note, in multiples of $1,000, into shares of common stock of VERITAS Software Corporation at any time until the maturity date, unless previously redeemed or repurchased, at a conversion price of $21.50 in principal amount per share. Except as described below, we will not make any payment or other adjustment on conversion for interest accrued on the notes or for dividends on the common stock. If you convert any notes not called for redemption during the period from, but excluding, an interest payment record date to, but excluding, the interest payment date, you must provide us with funds equal to the interest we must pay on the principal amount you convert. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay a cash adjustment based on the closing price of common stock on the day of conversion. Conversion rights on notes called for redemption will expire at the close of business on the business day preceding the redemption date unless we default in paying the redemption price. If you exercise your option to require redemption you may convert your note only if you withdraw your election to require redemption.

     VERITAS will adjust the conversion price of $21.50 in principal amount per share of its common stock if certain events occur, including:

     - issuance of common stock as a dividend or distribution on the common stock;

     - certain subdivisions and combinations of the common stock;

     - issuance to all holders of common stock of certain rights or warrants to purchase common stock (but the conversion price of the notes will be readjusted if these rights or warrants are not exercised before they expire);

     - distribution to all holders of common stock of capital stock (other than VERITAS common stock), debt instruments or assets;

     - distributions of cash, other than certain quarterly cash dividends on the common stock;

     - payment on a tender offer or exchange offer by VERITAS or one of its subsidiaries for all or any portion of the common stock if the payment exceeds the current market price of the common stock on the trading day following the last date for tenders or exchanges; and

     - payment on certain tender offers or exchange offers by a third party if, as of the closing date of the offer, the board of directors of VERITAS does not recommend rejection of the offer.

     If we reclassify the common stock of VERITAS, complete a consolidation, merger or combination of VERITAS or sell VERITAS to another person and the holders of VERITAS common stock receive stock, other securities, other property or assets with respect to or in exchange for their common stock, the holders of notes may convert them into the consideration they would have received if they had converted their notes immediately prior to the transaction.

     If the event requiring an adjustment to the conversion price is a taxable event for common stockholders, the adjustment may be taxed as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock.

     VERITAS may reduce the conversion price by any amount for any period of at least 20 days. If we do so, we will give you at least 15 days notice. We may make additional reductions in the conversion price to avoid or diminish any income tax to holders of VERITAS common stock resulting from any dividend or distribution of stock. We will not make any adjustment in the conversion price unless it would adjust the conversion price by at least 1%. We will carry forward any adjustment we decline to make and will include it in any future adjustment.

SUBORDINATION

     The notes are subordinated to the prior payment in full of all senior debt of VERITAS and VERITAS Operating Corporation. The notes also are effectively subordinated to all indebtedness of any of our subsidiaries.

     If VERITAS dissolves, winds up, liquidates or reorganizes its business, VERITAS will repay the senior indebtedness before it pays the principal, premium or interest on the notes. If the notes are accelerated because of an event of default, VERITAS will first pay the holders of any senior indebtedness in full for all of its obligations under the senior indebtedness before it can pay the holders of the notes. The indenture requires VERITAS to notify promptly the holders of senior indebtedness if payment of the notes accelerates because of an event of default.

     Neither VERITAS nor VERITAS Operating Corporation may make any payment on the notes (including upon redemption) if (1) it defaults in the payment of the principal, premium, interest, rent or other obligations under its senior indebtedness and such default continues or (2) any other default occurs and continues under certain senior indebtedness that permits a holder of that debt to accelerate its maturity. VERITAS will resume payments on the notes (1) in case of a payment default, on the date on which the default is cured or waived and
(2) in case of other default, the earlier of the date on which VERITAS cures the default or receives a waiver and 179 days after the date the trustee receives the notice of default, if the maturity of the senior indebtedness has not accelerated. No new period of payment blockage may be commenced unless 365 days have passed since the prior payment blockage took effect and all scheduled payments of principal, premium, if any, and interest on the notes that have come due have been paid in full in cash.

     If the trustee or any holder of the notes receives any payment or distribution, then he or she must hold the payment or distribution in trust for the benefit of holders of senior indebtedness to the extent necessary to pay in full all senior indebtedness remaining unpaid.

     In the event of bankruptcy, dissolution or reorganization of VERITAS or VERITAS Operating Corporation, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors.


     As of June 30, 1999, we had approximately $37.8 million of outstanding senior indebtedness (representing residual payment guarantees under an operating lease). The indenture does not prevent us from incurring additional senior or subordinated debt.



     The notes shall be pari passu, or equal in right of priority of payment, to the 1.856% convertible subordinated notes issued in August 1999 on which VERITAS and VERITAS Operating Corporation are co-obligors.


     We will pay the trustee reasonable compensation and will indemnify the trustee against certain losses, liabilities or expenses it may incur in performing its duties. The trustee's claims for payments will generally be senior to the claims of the holders of the notes.

OPTIONAL REDEMPTION

     At any time on and after November 5, 2002, either VERITAS or VERITAS Operating Corporation may redeem any portion of the notes on at least 20 and not more than 60 days notice at the following prices (expressed as a percentage of the principal amount), together with accrued interest to, but excluding, the redemption date: if redeemed during the period beginning November 5, 2002 and ending October 31, 2003 at a redemption price of 101.50%; if redeemed during the 12-month period beginning November 1, 2003 at a redemption price of 100.75%; and if redeemed on November 1, 2004 at a redemption price of 100%. Accrued interest due on the redemption date will be paid to the record holder.

     If VERITAS or VERITAS Operating Corporation redeems less than all of the outstanding notes, the trustee will select the notes to be redeemed in multiples of $1,000 by lot. If a portion of your notes is selected for partial redemption and you convert a portion of the notes, the portion selected for redemption will be converted. There is no sinking fund provided for in the notes.

PAYMENT

     The principal of notes will be payable in U.S. dollars when the notes are surrendered at the office or agency of the trustee in New York City or the corporate trust office of the trustee in Los Angeles. Payment will be made by check drawn on a bank in New York City or, if requested by holders with more than $2,000,000 of notes, by transfer to an account maintained by the holder with a bank in New York City. Interest payments on each note will be made to the person in whose name the note is registered at the close of business on the April 15 or the October 15 preceding the relevant interest payment date. Interest payments are payable in U.S. dollars and made by a check drawn on a bank in New York City mailed to the holder at the holder's registered address. In addition, if requested by a holder with more than $2,000,000 of notes, interest payments may be made by transfer to an account maintained by the holder with a bank in New York City. No transfer to an account will be made unless the trustee has received written wire instructions at least 15 days before the relevant payment date. Any payment on the notes due on any day which is not a business day may be made on the next business day.

     We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent at any time and appoint additional or other paying agents and conversion agents. We will notify you of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act.

     All money that we deposit with the trustee or any paying agent for payment on any notes which remains unclaimed two years after payment becomes due will be repaid to us, and the holder of the note must then look only to us for payment.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     The indenture defines a "fundamental change" as any transaction or event in which substantially all of the common stock of VERITAS is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, that is not all or substantially all common stock listed, or upon consummation of or immediately following such transaction or event that will be listed, on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     If a fundamental change occurs, VERITAS must mail a notice to you within 30 days advising you of your redemption right. You then may require VERITAS to redeem any portion of your notes 30 days after notice of the fundamental change. VERITAS will redeem the notes in multiples of $1,000 at a price equal to 101% of the principal amount plus accrued interest to (but excluding) the date of redemption. To exercise your redemption right, you must deliver to VERITAS on or before the 30th day after the date of our notice written notice of your exercise, together with the notes to be redeemed, duly endorsed for transfer.

     The redemption rights of the holders of notes could discourage a potential acquirer. The fundamental change feature is not the result of our knowledge of any specific effort to obtain control of VERITAS by means of a merger, tender offer, solicitation or otherwise. This feature is also not the result of any plan to adopt a series of anti-takeover defenses. The term fundamental change is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. These provisions may not afford the holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

     VERITAS cannot guarantee that it will have sufficient funds to pay the redemption price for all notes tendered for redemption. Future credit agreements could prohibit VERITAS from purchasing or redeeming any notes. If VERITAS cannot redeem the notes, it will need to seek the consent of its existing lenders to the purchase of the notes or it could refinance its borrowing. If VERITAS does not obtain a consent or repay its borrowings, it will not be able to purchase or redeem the notes. This would cause an event of default under the indenture relating to the notes, and may cause a default under the terms of other indebtedness. This may prevent VERITAS from making any payments on the notes.

MERGERS AND SALES OF ASSETS BY VERITAS

     VERITAS may not consolidate with or merge into any company, or transfer or lease its properties and assets substantially as an entirety to any person or company, unless:

     - the company surviving the consolidation or merger, or the person or company to which it transfers or leases its properties and assets, expressly assumes the payment of the principal of, premium, if any, and interest on the notes;

     - no default shall have occurred and be continuing as a result of the transaction; and

     - the performance of the other covenants of VERITAS under the indenture and certain other conditions are met.

EVENTS OF DEFAULT

     The indenture defines an event of default as:

     - default in payment of the principal of or premium on the notes;

     - default for 30 days in payment of any installment of interest on the notes;

     - failure for 60 days after to comply with any other covenants in the notes or the indenture; or

     - certain events involving bankruptcy, insolvency or reorganization of VERITAS.

     Generally, the trustee will be under no obligation to exercise any of its rights under the indenture unless holders shall have offered reasonable indemnity to the trustee. Upon providing for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the notes may declare the principal, premium and accrued interest on the notes to be due and payable immediately. If we experience bankruptcy or insolvency, these obligations automatically become immediately due and payable. However, if we cure all defaults other than nonpayment and meet certain other conditions, the acceleration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the notes.

     No holder of notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the notes, unless:

     - he or she has previously given the trustee written notice of a continuing event of default;

     - the holders of at least 25% in principal amount of the notes make a written request and offer reasonable indemnity to the trustee to pursue the remedy;

     - the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

     - the trustee fails to comply with the request within 60 days after receipt.

MODIFICATION AND WAIVER

     Minor changes to the indenture may be made without the consent of the holders of the notes. Other changes to the indenture may be made, and past defaults by us waived, only upon the:

     - written consent of holders of a majority in aggregate principal amount of the outstanding notes; or

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     - adoption of a resolution, at a meeting of holders of notes at which a quorum is present, by holders of the lesser of a majority or 66 2/3% in aggregate principal amount of the notes represented at the meeting.

     Still other changes to the indenture require the consent of each holder of notes affected by the change, including changes that would:

     - alter the stated maturity of the principal of, or any installment of interest on, any note;

     - reduce the principal amount of, or the premium, if any, or interest on, any note;

     - reduce the amount payable upon a redemption or repurchase;

     - modify the provisions with respect to the repurchase right of the holders in a manner adverse to the holders;

     - alter the place or currency of payment on any note;

     - impair the right to institute suit for the enforcement of any payment on any note;

     - modify our obligation to maintain an office or agency in New York City;

     - adversely affect the right to convert the notes;

     - modify the subordination provisions in a manner adverse to the holders of the notes;

     - reduce the percentage of aggregate principal amount of outstanding notes necessary to change the indenture or to waive a default;

     - modify our obligation to deliver information required under Rule 144A to permit resales of notes and common stock issuable upon conversion of the notes in the event we cease to be subject to reporting requirements under the U.S. securities laws.

REGISTRATION RIGHTS

     Under a registration rights agreement between Old VERITAS and the initial purchasers of the notes, Old VERITAS is required to:

     - file with the SEC a shelf registration statement covering resales of the notes and the common stock issuable on conversion of the notes within 120 days after issuance of the notes;

     - use reasonable efforts to cause the shelf registration statement to be declared effective within 180 days after issuance of the notes; and

     - use reasonable efforts to keep the shelf registration statement effective for two years or, if earlier, until there are no outstanding unregistered notes or common stock issuable on conversion of the notes.

     The registration rights agreement also permits Old VERITAS to suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for an aggregate of 90 days in any 12-month period.

     If the shelf registration statement ceases to be effective for more than 90 days or Old VERITAS suspends the use of the prospectus for more than 90 days in any 12-month period, the interest rate borne by the notes will increase by an additional 0.5% per year until the failure is cured.

     A holder who sells notes or common stock issued upon conversion of the notes pursuant to this prospectus generally must be named as a selling stockholder, deliver this prospectus to purchasers and be bound by certain provisions of the registration rights agreement. Old VERITAS will pay all expenses of the shelf registration statement, provide to each registered holder copies of such

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

prospectus and take certain other actions as are required to permit unrestricted resales of the notes and the common stock.

     You may request a copy of the Registration Rights Agreement from the trustee.

REPLACEMENT OF NOTES

     VERITAS will replace notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction of the note satisfactory to VERITAS and the trustee. If a note is lost, stolen or destroyed, indemnity satisfactory to the trustee and VERITAS may be required at the expense of the holder before a replacement note will be issued.

PAYMENT OF STAMP AND OTHER TAXES

     VERITAS will pay all stamp and other duties, if any, which may be imposed by the United States or any of its political subdivisions or taxing authorities with respect to the issuance of the notes. VERITAS will not make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any of that government's political subdivisions or taxing authorities.

GOVERNING LAW

     The indenture and the notes are governed by New York law.

THE TRUSTEE

     Old VERITAS appointed State Street Bank and Trust Company of California, N.A. as trustee under the indenture. In case an event of default shall occur and shall not be cured, the trustee is required to act as a prudent person would act in the conduct of his own affairs. The trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they offer to the trustee reasonable security or indemnity.

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                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 500,000,000 shares of common stock, 10,000,000 shares of preferred stock and one share of special voting stock. As of July 15, 1999 there were outstanding 169,706,808 shares of common stock held of record by approximately 398 stockholders, options to purchase 24,469,866 shares of common stock and no warrants to purchase shares of common stock.

COMMON STOCK

     The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and amounts that the board of directors determines, subject to preferences that apply to any outstanding preferred stock at the time. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Stockholders do not have cumulative voting rights. This means that the holders of a majority of the shares voted can elect all of the directors in an election. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of VERITAS, the assets legally available for distribution to stockholders are distributable ratably among the holders of common stock and any participating preferred stock after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be issued upon conversion of the notes and upon exchange of the Exchangeco exchangeable shares will be upon payment for those shares, duly and validly issued, fully paid and nonassessable.

SPECIAL VOTING STOCK

     A single share of special voting stock is authorized for issuance and outstanding. The holder of the voting share is not entitled to receive dividends. The voting share possesses a number of votes equal to the number of outstanding Exchangeco exchangeable shares not owned by us or any entity controlled by us for the election of directors and on all other matters submitted to a vote of our stockholders, except as otherwise required by law or our amended and restated certificate of incorporation. The holders of common stock and the holder of the voting share will vote together as a single class on all matters, except as required by law. The voting share is not entitled to preemptive rights and is not convertible into other securities. Upon liquidation, dissolution or winding-up of VERITAS, the holder of the voting share will not be entitled to receive any assets available for distribution to its stockholders. The voting share will be canceled when the voting share has no votes attached to it because there are no Exchangeco exchangeable shares outstanding not owned by us or an entity controlled by us, and there are no shares of stock, debt, options or other agreements of TeleBackup that could give rise to the issuance of any exchangeable shares to any person. Other than the cancellation described above, the voting share is not subject to any right of redemption.

ANTI-TAKEOVER PROVISIONS

     Charter and bylaw provisions

     Staggered board. Our board of directors will be divided into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of VERITAS because a majority of the board of directors cannot be elected in any one year.

     Stockholder Actions. Stockholder actions must be taken at meetings. Any action required or permitted to be taken by the stockholders of VERITAS at an annual meeting or a special meeting of the stockholders may be taken only if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting.

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     Limits on ability to call special meetings. The bylaws also provide that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer or by a majority of the members of the board of directors.

     Indemnification. Our amended and restated certificate of incorporation and its bylaws will provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us. These may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

     Delaware anti-takeover law

     We are subject to the provisions of Delaware's anti-takeover law regulating corporate takeovers. The anti-takeover law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets with any "interested stockholder" for three years following the date that such stockholder became an "interested stockholder." An interested stockholder is a stockholder who owns 15% or more of the corporation's outstanding voting stock. A Delaware corporation may "opt out" of the anti-takeover law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the anti-takeover law.

     Stockholder rights plan

     Our board of directors has declared a dividend of one preferred share purchase right for each outstanding share of common stock. The dividend was paid to stockholders of record on June 25, 1999. We will issue one right with each share of common stock that we issue between the record date and the earliest of the distribution date described below, the date the rights are redeemed and the date the rights expire. After the distribution date, we will issue our right with each common share we issue upon the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities (including the TeleBackup exchangeable shares) that were outstanding before the distribution date, until the date the rights are either redeemed or expire. Each right entitles the registered holder to purchase one one-hundredth of a share of Series A junior participating preferred stock at a price of $550.00 per one one-hundredth of a preferred share. The description and terms of the rights are set forth in a rights agreement between us and ChaseMellon Shareholder Services, L.L.C., as rights agent.

     Exercisability and duration of rights

     The rights are not exercisable until the distribution date described below. The rights will expire on June 16, 2009, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged, in each case, as described below.

     Evidence and transfer of rights

     The rights will be evidenced, with respect to any of the common stock share certificates outstanding as of the record date, by the common stock share certificates with a copy of the summary of rights distributed to stockholders of record on June 25, 1999 attached. Common stock share certificates issued after the record date will contain a notation incorporating the rights agreement by reference, until the distribution date or earlier redemption or expiration of the rights. Until the distribution date, the rights can be transferred only with VERITAS common stock and the transfer of

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

any VERITAS common stock certificates will constitute the transfer of the rights associated with the common stock (even without notation or a copy of the summary of rights). After the distribution date, separate certificates representing the rights will be mailed to record holders of VERITAS common stock on the distribution date and the separate certificates alone will evidence the rights.

     Triggering of rights

     The rights became exercisable after the lapse of either:

     - 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons, or an acquiring person, has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock; or

     - 10 business days, or later date as may be determined by the board prior to the time a person or group becomes an acquiring person, following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person.

The earlier of those dates is called the distribution date. Seagate Technology, Inc., Seagate Software, Inc. and their subsidiaries are not "acquiring persons" as a result of the NSMG combination, unless Seagate Technology or Seagate Software acquires shares in addition to the 69,148,208 shares of VERITAS common stock issued to Seagate Software in the NSMG combination unless all other stockholders of VERITAS also acquire additional shares through the event, such as the July 1999 stock dividend. No person or group will be an acquiring person if the board determines in good faith that the person or group who would otherwise be an acquiring person has become one inadvertently, and that person or group promptly takes the actions necessary so that it would no longer be considered an acquiring person.

     Adjustments for stock splits or other transactions

     The purchase price payable and the number of preferred shares or other securities or property issuable upon exercise of the rights will be adjusted from time to time to prevent dilution:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares;

     - upon the grant to holders of the preferred shares of certain rights or warrants to subscribe for or purchase preferred shares at a price, or securities convertible into preferred shares with a conversion price, less than the then current market price of the preferred shares;

     - upon the distribution to holders of the preferred shares of evidences of indebtedness or assets excluding regular periodic cash dividends, if any, or dividends payable in preferred shares or of subscription rights or warrants other than those referred to above;

     - in the event of a stock dividend on our common stock payable in shares of common stock prior to the distribution date; or

     - subdivisions, consolidations or combinations of the shares of common stock occurring, prior to the distribution date.

     Terms of preferred shares

     The preferred shares will have the terms described under "-- Preferred stock."

     Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

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     Rights could purchase shares of common stock at a discount

     If any person or group becomes an acquiring person, each holder of a right, other than the acquiring person, will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right unless the event causing the person or group to become an acquiring person is a merger, acquisition or other business combination described in the next paragraph. If we do not have a sufficient amount of authorized common stock to satisfy the obligation to issue shares of common stock, we must deliver upon payment of the exercise price of a right an amount of cash or other securities equivalent in value to the shares of common stock issuable upon exercise of a right.

     In the event that any person or group becomes an acquiring person and (1) we merge into or engage in certain other business combination transactions with an acquiring person, or (2) 50% or more of our consolidated assets or earning power are sold to an acquiring person, each holder of a right, other than the acquiring person will have the right to receive that number of shares of common stock of the acquiring company which will have a market value of two times the exercise price of the right.

     At any time after any person becomes an acquiring person and prior to that person or group acquiring 50% or more of the outstanding shares of common stock, the board may exchange the rights, other than rights owned by the acquiring person, at an exchange ratio of one share of common stock, or one one-hundredth of a preferred share per right.

     Adjustments to the purchase price

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional preferred shares will be issued. However, fractions which are integral multiples of one one-hundredth of a preferred share may, at our election, be evidenced by depositary receipts. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

     The board may redeem the rights

     At any time prior to such time as a person or group becomes an acquiring person, the board of directors may redeem all, but not some, of the rights at a price of $0.001 per right. The redemption of the rights may be made effective at the time, on the basis and with any conditions as the board of directors in its sole discretion may establish. After the period for redemption of the rights has expired, the board may not amend the rights agreement to extend the period for redemption of the rights. The right to exercise the rights terminates immediately when they are redeemed and the only right of the holders of rights after that time will be to receive the redemption price.

     The board may amend the rights

     The terms of the rights may be amended by a resolution of the board of directors without the consent of the holders of the rights. However, from and after such time as any person or group becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights other than an acquiring person.

     Holders of unexercised rights do not have privileges of a stockholder

     Until a right is exercised, the holder will have no rights as a stockholder of VERITAS, including, without limitation, the right to vote or to receive dividends.

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     Reasons for stockholder rights plan

     The rights in the stockholder rights plan are designed to protect and maximize the value of the outstanding equity interests in VERITAS in the event of an unsolicited attempt by an acquirer to take over VERITAS, in a manner or on terms not approved by the board of directors. Takeover attempts frequently include coercive tactics to deprive a company's board of directors and its stockholders of any real opportunity to determine the destiny of the company. The rights will be declared in order to deter these types of coercive tactics, which, include a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The rights are not intended to prevent a takeover of VERITAS and will not do so. Rather, they are intended to provide the protections of the VERITAS stockholders rights plan. Because the rights may be redeemed by VERITAS, they should not interfere with any merger or business combination approved by the board of directors.

     Issuance of the rights does not in any way weaken our financial strength or interfere with our business plans. The issuance of the rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to us or to our stockholders and will not change the way in which our shares are presently traded. Our board of directors believes that the rights will represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the rights may have the effect of rendering more difficult or discouraging an acquisition of VERITAS deemed undesirable by the board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire VERITAS on terms or in a manner not approved by our board of directors.

PREFERRED STOCK

     The board is authorized, subject to any limitations prescribed by Delaware law, to issue up to 10,000,000 additional shares of preferred stock. This preferred stock may be issued in one or more series and the board may determine the number of shares to be included in each series. The board may fix the powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions on any series of preferred stock. The board may also increase or decrease the number of shares of any series but not below the number of shares of such series then outstanding. All of these actions may be taken without vote or action by the stockholders. Of these shares, 2,000,000 shares are designated as the Series A junior participating preferred shares that are reserved for issuance under the rights plan. The rights of the Series A junior participating preferred shares are described below.

     Terms of preferred shares subject to the stockholder rights plan

     Dividends. Each preferred share will be entitled to a quarterly dividend payment of 100 times the dividend declared per share of common stock.

     Voting. Each preferred share will have 100 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock.

     Liquidation or dissolution. In the event of liquidation, each preferred share will be entitled to a $1.00 preference, and after the holders of the preferred shares will be entitled to an aggregate payment of 100 times the aggregate payment made per share of common stock.

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     Redemption. The preferred shares purchasable upon exercise of the rights, described above, will not be redeemable.

     Anti-takeover effect of undesignated preferred stock

     With respect to the remaining authorized but undesignated shares of preferred stock, the board of directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. This is because the terms of the preferred stock could conceivably prohibit consummation of any merger, reorganization, sale of substantially all of our assets or other extraordinary corporate transaction without approval of the outstanding shares of preferred stock. Thus, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of VERITAS.

THE BOARD OF DIRECTORS

     Number of directors. The number of directors on the board of directors shall be fixed exclusively by the board of directors, subject to the rights of the holders of preferred stock. We currently have ten directors.

     Adding directors. Newly created directorships or any vacancies in the board of directors may be filled only by a majority vote of the directors then in office or by a sole remaining director, subject to the rights of the holders of any outstanding preferred stock.

     Removal of directors. Any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all outstanding shares entitled to vote generally in the election of directors.

AMENDMENT OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND THE BYLAWS OF VERITAS

     Our amended and restated certificate of incorporation provides that either the board of directors or the stockholders may adopt, amend or repeal the bylaws. Any adoption, amendment or repeal of the bylaws by the board of directors requires the approval of a majority of the total number of authorized directors regardless of vacancies, or by the whole board. Any adoption, amendment or repeal of the bylaws by the stockholders requires the affirmative vote of at least two-thirds of the affirmative voting power of all outstanding shares entitled to vote generally, voting as a single class.

     Provisions of the amended and restated certificate of incorporation may be amended or repealed by the stockholders in the manner prescribed by Delaware law. However, the amendment, adoption, or repeal of any provision inconsistent with the provisions relating to the following require the approval of at least two-thirds of the affirmative voting power of all outstanding shares entitled to vote generally, voting as a single class:

     - the composition of the board of directors;

     - the amendment of bylaws;

     - the prohibition of actions of the stockholders written consent; or

     - the amendment of the amended and restated certificate of incorporation.

REGISTRATION RIGHTS

     Warburg Pincus' registration rights

     Warburg Pincus has the right, on up to two occasions, to require us to register for public resale the securities held by it. The securities to be sold must have an aggregate offering price of at least $5.0 million. We have the right to delay any registration for up to 60 days under various circumstances.

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     In addition, Warburg Pincus has certain "piggyback" registration rights. If we propose to register any of our securities under the Securities Act, Warburg Pincus may require us to include all or a portion of its shares in the registration. This right does not apply to registrations in connection with the issuance of debt securities, its employee benefit plans or a merger or reorganization transaction. This piggyback right is subject to the right of the managing underwriter, if any, to limit the number of shares to be included by Warburg Pincus in the registration.

     Expiration

     These registration rights will expire at the time that all shares of VERITAS received by Warburg Pincus in the NSMG combination may be resold in a three month period under Rule 144 of the Securities Act.

     Expenses

     We will pay all expenses incurred in connection with the above registration, other than the underwriters' and brokers' discounts and commissions and the fees of counsel for Warburg Pincus.

     Seagate Software registration rights

     In connection with the NSMG combination, VERITAS and Seagate Software and Seagate Technology entered into a stockholder agreement limiting the rights of Seagate Software and Seagate Technology to resell and acquire additional shares of VERITAS common stock. VERITAS and Seagate Software also entered into a registration rights agreement pursuant to which VERITAS granted SSI rights to have the resale of the shares of VERITAS common stock it holds registered under the Securities Act. Under the Registration Rights Agreement, until all of the registrable shares could be resold under Rule 144 under the Securities Act, VERITAS will permit Seagate Software to "piggyback" on other registration statements, and to request registration of resales once in any nine-month period.

     So long as Seagate Software and Seagate Technology collectively own at least 5.0% of VERITAS' outstanding common stock, Seagate Software and Seagate Technology may only sell shares of VERITAS common stock as follows:

     - no shares in the quarter ending in June, 1999;

     - 4,000,000 shares in the quarter ending in September, 1999;

     - 4,000,000 shares in the quarter ending in December, 1999;

     - 4,000,000 shares in the quarter ending in March, 2000; and

     - 6,000,000 shares in the quarter ending in June, 2000.

They will also have the right to sell up to 12,000,000 shares in an underwritten public offering once in the first year after completion of the NSMG combination, but if they exercise this right, they will be prohibited from selling other shares in the quarter that the offering is completed. They may not transfer, assign, pledge or otherwise dispose of any VERITAS securities for one year after the closing of the NSMG combination except in the manner noted above.

     After that date, they may not sell their VERITAS stock except:

     - to VERITAS or to a person or persons that VERITAS has previously approved in writing;

     - in a bona fide underwritten public offering;

     - under rule 144 under the Securities Act;

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     - in other private transactions so long as such private transactions do not result in any single person or group owning 5% or more of the total outstanding voting stock of VERITAS;

     - in response to a tender offer not opposed by the VERITAS board;

     - in a merger or consolidation approved by the VERITAS board in which VERITAS is acquired; or

     - in a plan of liquidation that is authorized by the VERITAS board.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services LLC.

LISTING

     Our common stock is quoted on Nasdaq under the trading symbol VRTS.

                                 LEGAL MATTERS


     Fenwick & West LLP, Palo Alto, California, has provided VERITAS with an opinion as to legal matters in connection with the notes and the common stock offered by this prospectus. Winthrop, Stimson, Putnam & Roberts, New York, New York, has provided VERITAS with an opinion as to legal matters related to the laws of the State of New York in connection with the notes.


                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the combined financial statements of the Network & Storage Management Group at July 3, 1998 and June 27, 1997, and for each of the three years in the period ended July 3, 1998, as set forth in their report. We have included the Network & Storage Management Group's financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The financial statements of TeleBackup at December 31, 1997 and 1998 and for the years in the three year period ended December 31, 1998 have been included in this document in reliance upon the report of KPMG LLP, independent chartered accountants, appearing elsewhere in this document, and upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered by us. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules that are part of the registration statement. For further information with respect to VERITAS and the common stock, please see the registration statement and the exhibits and schedules that are part of the registration statement. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act and, as required by the Securities Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the Web site of the SEC referred to above.

                         INDEX TO FINANCIAL STATEMENTS


VERITAS SOFTWARE CORPORATION -- CONSOLIDATED FINANCIAL
  STATEMENTS
     Report of Ernst & Young LLP, Independent Auditors......   F-2
     Consolidated Balance Sheets
       As of December 31, 1997 and 1998 and June 30, 1999
        (unaudited).........................................   F-3
     Consolidated Statements of Operations
       Years Ended December 31, 1996, 1997 and 1998 and Six
      Months Ended June 30, 1998 and 1999 (unaudited).......   F-4
     Consolidated Statements of Stockholders' Equity
       Years Ended December 31, 1996, 1997 and 1998 and Six
        Months Ended June 30, 1999 (unaudited)..............   F-5
     Consolidated Statements of Cash Flows
       Years Ended December 31, 1996, 1997 and 1998 and Six
      Months Ended June 30, 1998 and 1999 (unaudited).......   F-6
     Notes to Consolidated Financial Statements.............   F-7
VERITAS SOFTWARE CORPORATION -- UNAUDITED PRO FORMA COMBINED
  CONDENSED FINANCIAL STATEMENTS
     Overview...............................................  F-29
     Pro Forma Combined Condensed Statements of
      Operations............................................  F-31
       Year Ended December 31, 1998 and Six Months Ended
        June 30, 1999
     Notes to Pro Forma Combined Condensed Financial
      Statements............................................  F-33
NETWORK & STORAGE MANAGEMENT GROUP COMBINED FINANCIAL STATEMENTS
     Report of Ernst & Young LLP, Independent Auditors......  F-41
     Combined Balance Sheets................................  F-42
       As of June 27, 1997, July 3, 1998 and April 2, 1999
        (unaudited)
     Combined Statements of Operations......................  F-43
       Years Ended June 28, 1996, June 27, 1997, July 3,
        1998, and Nine Months Ended April 3, 1998, and April
        2, 1999 (unaudited)
     Combined Statements of Cash Flows......................  F-44
       Years Ended June 28, 1996, June 27, 1997, July 3,
        1998, and Nine Months Ended April 3, 1998, and April
        2, 1999 (unaudited)
     Combined Statements of Group Equity....................  F-45
       Years Ended June 28, 1996, June 27, 1997, July 3,
        1998 and Nine Months Ended April 2, 1999 (unaudited)
     Notes to Combined Financial Statements.................  F-46
TELEBACKUP SYSTEMS INC.
     Auditors' Report to the Directors......................  F-74
     Balance Sheets as of December 31, 1997 and 1998 and
      March 31, 1999 (unaudited)............................  F-75
     Statements of Operations and Deficit
       Years Ended December 31, 1996, 1997 and 1998 and
        Three Months Ended March 31, 1998 and 1999
        (unaudited).........................................  F-76
     Statements of Changes in Financial Position
       Years Ended December 31, 1996, 1997 and 1998 and
        Three Months Ended March 31, 1998 and 1999
        (unaudited).........................................  F-77
     Notes to Financial Statements..........................  F-78

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Stockholders and Board of Directors
VERITAS Software Corporation

     We have audited the accompanying consolidated balance sheets of VERITAS Software Corporation as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VERITAS Software Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

San Jose, California
January 27, 1999

                          VERITAS SOFTWARE CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS


                                                            DECEMBER 31,
                                                         -------------------    JUNE 30,
                                                           1997       1998        1999
                                                         --------   --------   -----------
                                                                               (UNAUDITED)
Current assets:
  Cash and cash equivalents............................  $ 75,629   $139,086   $  119,985
  Short-term investments...............................   115,131     72,040      116,102
  Accounts receivable, net of allowance for doubtful
     accounts of $1,597, $2,572 and $5,250 at December
     31, 1997, 1998 and June 30, 1999, respectively....    30,296     52,697       59,487
  Receivable from Seagate Software.....................        --         --       20,975
  Deferred income taxes................................     1,176      4,272       10,435
  Other current assets.................................     3,122      9,237       15,546
                                                         --------   --------   ----------
       Total current assets............................   225,354    277,332      342,530
Long-term investments..................................        --     31,925       52,234
Property and equipment, net............................    10,109     26,518       57,750
Goodwill and other intangibles, net....................        --         --    3,601,709
Other assets...........................................     6,417     13,342        4,185
                                                         --------   --------   ----------
                                                         $241,880   $349,117   $4,058,408
                                                         ========   ========   ==========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................  $  1,552   $  4,958   $   10,211
  Accrued compensation and benefits....................     6,595     11,267       20,377
  Accrued acquisition and restructuring costs..........        --         --       32,039
  Other accrued liabilities............................     8,407     11,196       23,705
  Income taxes payable.................................     2,773     13,424       21,207
  Customer advances....................................        --         --       10,917
  Deferred revenue.....................................    17,449     37,645       62,749
                                                         --------   --------   ----------
       Total current liabilities.......................    36,776     78,490      181,205
Other non-current liabilities..........................       911        773          739
Deferred income taxes..................................        --         --      181,280
Convertible subordinated notes.........................   100,000    100,000      100,000
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.001 par value:
     10,000 shares authorized: none issued and
     outstanding.......................................        --         --           --
  Common stock, $.001 par value:
     500,000 shares authorized; 92,254, 95,258 and
     169,647 shares issued and outstanding at December
     31, 1997 and 1998 and June 30, 1999
     respectively......................................        92         95          170
  Additional paid-in capital...........................   185,795    199,763    3,774,309
  Accumulated deficit..................................   (81,064)   (29,416)    (178,162)
  Deferred compensation................................       (64)       (32)         (16)
  Accumulated other comprehensive loss.................      (566)      (556)      (1,117)
                                                         --------   --------   ----------
       Total stockholders' equity......................   104,193    169,854    3,595,184
                                                         --------   --------   ----------
                                                         $241,880   $349,117   $4,058,408
                                                         ========   ========   ==========


See accompanying notes to consolidated financial statements.

                          VERITAS SOFTWARE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                        SIX MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,           JUNE 30,
                                       -----------------------------   -------------------
                                        1996       1997       1998      1998       1999
                                       -------   --------   --------   -------   ---------
                                                                           (UNAUDITED)
Net revenue:
  User license fees..................  $59,223   $ 95,714   $167,703   $69,026   $ 149,082
  Services...........................   13,523     25,411     43,162    18,169      37,470
                                       -------   --------   --------   -------   ---------
       Total net revenue.............   72,746    121,125    210,865    87,195     186,552
Cost of revenue:
  User license fees..................    3,020      4,731      8,798     5,096       4,782
  Services...........................    4,442     11,714     20,663     9,292      14,781
  Amortization of developed
     technology......................       --         --         --        --       5,006
                                       -------   --------   --------   -------   ---------
       Total cost of revenue.........    7,462     16,445     29,461    14,388      24,569
                                       -------   --------   --------   -------   ---------
Gross profit.........................   65,284    104,680    181,404    72,807     161,983
Operating expenses:
  Selling and marketing..............   25,998     42,868     76,392    30,009      71,395
  Research and development...........   18,480     25,219     40,239    16,497      34,366
  General and administrative.........    6,748      8,027     10,505     4,412      10,411
  Amortization of goodwill and other
     intangibles.....................       --         --         --        --      71,557
  Acquisition and restructuring
     costs...........................       --      8,490         --        --      11,000
  In-process research and
     development.....................    2,200         --        600     2,250     103,100
                                       -------   --------   --------   -------   ---------
       Total operating expenses......   53,426     84,604    127,736    53,168     301,829
                                       -------   --------   --------   -------   ---------
Income (loss) from operations........   11,858     20,076     53,668    19,639    (139,846)
Interest and other income, net.......    2,785      4,889     11,821     5,552       6,179
Interest expense.....................     (343)    (1,206)    (5,700)   (2,849)     (2,842)
                                       -------   --------   --------   -------   ---------
Income (loss) before income taxes....   14,300     23,759     59,789    22,342    (136,509)
Provision for income taxes...........    2,171      1,010      8,141     4,746      12,237
                                       -------   --------   --------   -------   ---------
Net income (loss)....................  $12,129   $ 22,749   $ 51,648   $17,596   $(148,746)
                                       =======   ========   ========   =======   =========
Net income (loss) per
  share -- basic.....................  $  0.14   $   0.25   $   0.55   $  0.19   $   (1.36)
                                       =======   ========   ========   =======   =========
Net income (loss) per
  share -- diluted...................  $  0.13   $   0.23   $   0.50   $  0.17   $   (1.36)
                                       =======   ========   ========   =======   =========
Number of shares used in computing
  per share amounts -- basic.........   86,052     91,244     94,026    93,293     109,108
                                       =======   ========   ========   =======   =========
Number of shares used in computing
  per share amounts -- diluted.......   92,992     98,986    103,342   102,302     109,108
                                       =======   ========   ========   =======   =========


See accompanying notes to consolidated financial statements.

                          VERITAS SOFTWARE CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                           CONVERTIBLE                                                       NOTES
                                         PREFERRED STOCK     COMMON STOCK      ADDITIONAL                  RECEIVABLE
                                         ---------------   -----------------    PAID-IN     ACCUMULATED       FROM
                                         SHARES   AMOUNT    SHARES    AMOUNT    CAPITAL       DEFICIT     STOCKHOLDERS
                                         ------   ------   --------   ------   ----------   -----------   ------------
BALANCE AT DECEMBER 31, 1995...........   9,384   $ 120      64,608    $ 64    $  140,121    $(115,942)      $(527)
 Comprehensive income
   Net income..........................      --      --          --      --            --       12,129          --
   Foreign currency translation
     adjustment........................      --      --          --      --            --           --          --
   Comprehensive income................      --      --          --      --            --           --          --
 Conversion of preferred stock to
   common stock........................  (9,384)   (120)     18,768      18           108           --          --
 Issuance of common stock..............      --      --       4,534       4        36,435           --          --
 Exercise of stock options and
   warrants............................      --      --       1,326       2         1,090           --          --
 Issuance of common stock under
   employee stock purchase plan........      --      --         842       2         1,566           --          --
 Payments on notes receivable from
   stockholders........................      --      --          --      --            --           --         245
 Amortization of deferred
   compensation........................      --      --          --      --            --           --          --
                                         ------   -----    --------    ----    ----------    ---------       -----
BALANCE AT DECEMBER 31, 1996...........      --      --      90,078      90       179,320     (103,813)       (282)
 Comprehensive income
   Net income..........................      --      --          --      --            --       22,749          --
   Foreign currency translation
     adjustment........................      --      --          --      --            --           --          --
   Comprehensive income................      --      --          --      --            --           --          --
 Exercise of stock options.............      --      --       1,666       2         3,268           --          --
 Issuance of common stock under
   employee stock purchase plan........      --      --         510      --         2,507           --          --
 Payments on notes receivable from
   stockholders........................      --      --          --      --            --           --         282
 Amortization of deferred
   compensation........................      --      --          --      --            --           --          --
 Tax benefit related to stock
   options.............................      --      --          --      --           700           --          --
                                         ------   -----    --------    ----    ----------    ---------       -----
BALANCE AT DECEMBER 31, 1997...........      --      --      92,254      92       185,795      (81,064)         --
 Comprehensive income
   Net income..........................      --      --          --      --            --       51,648          --
   Foreign currency translation
     adjustment........................      --      --          --      --            --           --          --
   Comprehensive income................      --      --          --      --            --           --          --
 Exercise of stock options.............      --      --       2,466       2        10,401           --          --
 Issuance of common stock under
   employee stock purchase plan........      --      --         538       1         3,567           --          --
 Amortization of deferred
   compensation........................      --      --          --      --            --           --          --
                                         ------   -----    --------    ----    ----------    ---------       -----
BALANCE AT DECEMBER 31, 1998...........      --      --      95,258      95       199,763      (29,416)         --
 Comprehensive income (loss)
   Net income (loss) (unaudited).......      --      --          --      --            --     (148,746)         --
   Foreign currency translation
     adjustment (unaudited)............      --      --          --      --            --           --          --
   Comprehensive income (loss)
     (unaudited).......................      --      --          --      --            --           --          --
 Exercise of stock options
   (unaudited).........................      --      --       2,034       3        14,130           --          --
 Issuance of common stock under
   employee stock purchase plan
   (unaudited).........................      --      --         166      --         2,538           --          --
 Issuance of common stock related to
   the NSMG acquisition (unaudited)....      --      --      69,148      69     3,151,282           --          --
 Issuance of options to purchase
   6,945,048 shares of common stock
   related to the NSMG acquisition
   (unaudited).........................      --      --          --      --       269,735           --          --
 Issuance of common stock and options
   to purchase shares of common stock
   related to the TeleBackup
   acquisition (unaudited).............      --      --       3,041       3       136,861           --          --
 Amortization of deferred compensation
   (unaudited).........................      --      --          --      --            --           --          --
                                         ------   -----    --------    ----    ----------    ---------       -----
BALANCE AT JUNE 30, 1999 (UNAUDITED)...      --   $  --     169,647    $170    $3,774,309    $(178,162)      $  --
                                         ======   =====    ========    ====    ==========    =========       =====

                                                         ACCUMULATED
                                                            OTHER
                                                        COMPREHENSIVE       TOTAL
                                           DEFERRED        INCOME       STOCKHOLDERS'
                                         COMPENSATION      (LOSS)          EQUITY
                                         ------------   -------------   -------------
BALANCE AT DECEMBER 31, 1995...........     $(129)         $  (105)      $   23,602
 Comprehensive income
   Net income..........................        --               --           12,129
   Foreign currency translation
     adjustment........................        --             (158)            (158)
                                                                         ----------
   Comprehensive income................        --               --           11,971
 Conversion of preferred stock to
   common stock........................        --               --                6
 Issuance of common stock..............        --               --           36,439
 Exercise of stock options and
   warrants............................        --               --            1,092
 Issuance of common stock under
   employee stock purchase plan........        --               --            1,568
 Payments on notes receivable from
   stockholders........................        --               --              245
 Amortization of deferred
   compensation........................        32               --               32
                                            -----          -------       ----------
BALANCE AT DECEMBER 31, 1996...........       (97)            (263)          74,955
 Comprehensive income
   Net income..........................        --               --           22,749
   Foreign currency translation
     adjustment........................        --             (303)            (303)
                                                                         ----------
   Comprehensive income................        --               --           22,446
 Exercise of stock options.............        --               --            3,270
 Issuance of common stock under
   employee stock purchase plan........        --               --            2,507
 Payments on notes receivable from
   stockholders........................        --               --              282
 Amortization of deferred
   compensation........................        33               --               33
 Tax benefit related to stock
   options.............................        --               --              700
                                            -----          -------       ----------
BALANCE AT DECEMBER 31, 1997...........       (64)            (566)         104,193
 Comprehensive income
   Net income..........................        --               --           51,648
   Foreign currency translation
     adjustment........................        --               10               10
                                                                         ----------
   Comprehensive income................        --               --           51,658
 Exercise of stock options.............        --               --           10,403
 Issuance of common stock under
   employee stock purchase plan........        --               --            3,568
 Amortization of deferred
   compensation........................        32               --               32
                                            -----          -------       ----------
BALANCE AT DECEMBER 31, 1998...........       (32)            (556)         169,854
 Comprehensive income (loss)
   Net income (loss) (unaudited).......        --               --         (148,746)
   Foreign currency translation
     adjustment (unaudited)............        --             (561)            (561)
                                                                         ----------
   Comprehensive income (loss)
     (unaudited).......................        --               --         (149,307)
 Exercise of stock options
   (unaudited).........................        --               --           14,133
 Issuance of common stock under
   employee stock purchase plan
   (unaudited).........................        --               --            2,538
 Issuance of common stock related to
   the NSMG acquisition (unaudited)....        --               --        3,151,351
 Issuance of options to purchase
   6,945,048 shares of common stock
   related to the NSMG acquisition
   (unaudited).........................        --               --          269,735
 Issuance of common stock and options
   to purchase shares of common stock
   related to the TeleBackup
   acquisition (unaudited).............        --               --          136,864
 Amortization of deferred compensation
   (unaudited).........................         8               --               16
                                            -----          -------       ----------
BALANCE AT JUNE 30, 1999 (UNAUDITED)...     $ (16)         $(1,117)      $3,595,184
                                            =====          =======       ==========


See accompanying notes to consolidated financial statements.

                          VERITAS SOFTWARE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                    SIX MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,              JUNE 30,
                                              --------------------------------   -----------------------
                                                1996       1997        1998        1998         1999
                                              --------   ---------   ---------   ---------   -----------
                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................  $ 12,129   $  22,749   $  51,648   $  17,596   $  (148,746)
  Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
    Depreciation and amortization...........     3,672       3,116       7,056       2,571         7,674
    Amortization of bond issuance costs.....        --          91         428         214           214
    Amortization of goodwill and other
       intangibles..........................        --          --          --          --        71,557
    Amortization of developed technology....        --          --          --          --         5,006
    Deferred rent...........................       411         (94)       (138)        (72)          (34)
    In-process research and development.....     2,200          --         600       2,250       103,100
    Benefit from deferred income taxes......        --      (4,200)     (8,000)         --            --
    Non-cash acquisition and restructuring
       costs................................        --       1,218          --          --           948
    Changes in operating assets and
       liabilities:
       Accounts receivable and other
         receivable.........................    (5,966)    (14,601)    (22,127)     (7,459)       (2,521)
       Other assets.........................    (1,001)       (267)     (8,136)     (3,155)       (4,672)
       Accounts payable and accrued
         liabilities........................     1,840       9,438      21,299       8,402         7,698
       Accrued acquisition and restructuring
         costs..............................        --          --          --          --        (7,287)
       Deferred revenue.....................     1,084       9,370      20,167       2,870        18,682
                                              --------   ---------   ---------   ---------   -----------
Net cash provided by operating activities...    14,369      26,820      62,797      23,217        51,619
Cash flows from investing activities:
  Purchases of investments..................   (69,761)   (144,907)   (284,819)   (161,704)     (164,926)
  Investment maturities.....................    47,025      79,921     296,048     152,458       100,557
  Payment received on note..................       282         108          --          --            --
  Purchase of property and equipment........    (5,469)     (6,181)    (23,424)    (10,005)      (23,670)
  Cash acquired from Seagate Software.......        --          --          --          --         1,044
  Cash acquired from TeleBackup.............        --          --          --          --         1,493
  Purchase of Frontier Software Development
    Pvt. Ltd................................        --          --          --          --        (1,325)
  Purchase of Windward Technologies, Inc....        --          --      (1,250)     (1,250)           --
  Purchase of ACSC..........................    (3,450)         --          --          --            --
                                              --------   ---------   ---------   ---------   -----------
Net cash used for investing activities......   (31,373)    (71,059)    (13,445)    (20,501)      (86,827)
Financing activities:
  Repayment of short-term borrowings........    (2,061)         --          --          --            --
  Proceeds from issuance of common stock....    39,105       5,777      13,971       6,859        16,668
  Net proceeds from issuance of convertible
    debt....................................        --      97,500          --          --            --
  Principal payments under capital lease
    obligations.............................      (116)         --          --          --            --
  Payments of notes payable.................    (6,153)       (612)         --          --            --
  Payments on notes receivable from
    stockholders............................       245         282          --          --            --
                                              --------   ---------   ---------   ---------   -----------
Net cash provided by financing activities...    31,020     102,947      13,971       6,859        16,668
Effect of exchange rate changes.............      (132)       (490)        134          62          (561)
                                              --------   ---------   ---------   ---------   -----------
Net increase (decrease) in cash and cash
  equivalents...............................    13,884      58,218      63,457       9,637       (19,101)
Cash and cash equivalents at beginning of
  period....................................     3,527      17,411      75,629      75,629       139,086
                                              --------   ---------   ---------   ---------   -----------
Cash and cash equivalents at end of
  period....................................  $ 17,411   $  75,629   $ 139,086   $  85,266   $   119,985
                                              ========   =========   =========   =========   ===========
Supplemental disclosures:
  Cash paid for interest....................  $  1,289   $      --   $   5,521   $   2,889   $     2,625
                                              ========   =========   =========   =========   ===========
  Cash paid for income taxes................  $  1,341   $   1,703   $   6,245   $     829   $     6,133
                                              ========   =========   =========   =========   ===========
Supplemental schedule of noncash investing
  and financing transactions:
  Conversion of preferred stock to common
    stock...................................  $ 71,806   $      --   $      --   $      --   $        --
                                              ========   =========   =========   =========   ===========
  Issuance of common stock for business
    acquisitions............................  $     --   $      --   $      --   $      --   $ 3,557,953
                                              ========   =========   =========   =========   ===========


See accompanying notes to consolidated financial statements.

                          VERITAS SOFTWARE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VERITAS Software Corporation, a Delaware corporation (the Company) develops, markets and supports enterprise data storage management solutions, providing advanced storage management software for open system environments. The Company's products provide performance improvement and reliability enhancement features that are critical for many commercial applications. These products provide protection against data loss and file corruption, rapid recovery after disk or system failure, the ability to process large files efficiently and the ability to manage and backup large networks of systems without interrupting users. In addition, the Company's products provide an automated failover between computer systems organized in clusters sharing disk resources. The Company's highly scalable products can be used independently, and certain products can be combined to provide interoperable client/server storage management solutions. The Company's products offer centralized administration with a high degree of automation, enabling customers to manage complex, distributed environments cost effectively by increasing system administrator productivity and system availability. The Company also provides a comprehensive range of services to assist customers in planning and implementing storage management solutions. The Company markets its products and associated services to OEM and end-user customers through a combination of direct sales and indirect sales channels. These indirect sales channels include resellers, VARs, hardware distributors, application software vendors and systems integrators.

     Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. As more fully described in Note 2, the Company merged with OpenVision Technologies, Inc. (OpenVision) in April 1997 in a pooling of interests transaction.


     Share and per share amounts applicable to prior periods in the consolidated financial statements have been restated to reflect a 2-for-1 stock split that was effected in the form of a stock dividend to be distributed on July 8, 1999 to stockholders of record as of June 18, 1999 and a 3-for-2 split in the form of a stock dividend executed by the Company in May 1998.



     Share amounts reflected in this document have also been adjusted to reflect the following proposals that were approved at the May 27, 1999 special meeting of the Company's stockholders:



     - To increase the authorized number of shares of common stock from 75,000,000 to 500,000,000.



     - To amend the 1993 Employee Stock Purchase plan to increase the number of shares reserved for issuance from 2,250,000 to 4,000,000.



     - To amend the 1993 Equity Incentive Plan to increase the number of shares reserved for issuance from 9,225,000 to 32,000,000.


            Interim Financial Information


     The interim financial information at June 30, 1999 and for the six months ended June 30, 1998 and 1999 is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

financial position and results of operations for the interim periods. The results for the six months ended June 30, 1999 are not necessarily indicative of results for the full year.


     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash, Cash Equivalents and Short-Term Investments

     Cash and cash equivalents include cash and highly liquid investments with maturities of less than ninety days when purchased. The Company invests its excess cash in diversified instruments maintained primarily in U.S. financial institutions in an effort to preserve principal and to maintain safety and liquidity.

     The Company has determined its short-term investments are held to maturity under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", (SFAS No.
115) and accordingly such amounts are recorded at amortized cost. At December 31, 1998, amortized cost approximated fair value for all cash equivalents and short-term investments. To date, there have been no significant realized or unrealized gains or losses on the short-term investments. The cost of securities sold is based on the specific identification method.

     Long-Term Investments

     Investments with original maturities greater than one year from date of purchase are classified as long-term. The Company accounts for its long-term investments in accordance with SFAS No. 115 and these investments are classified as held to maturity as of the balance sheet date. At December 31, 1998, amortized cost approximated fair value for all long-term investments and, to date, there have been no significant realized or unrealized gains or losses on the Company's long-term investments.

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives or, in the case of leasehold improvements, the term of the related lease, if shorter. The estimated useful lives of furniture and equipment and computer equipment is generally three to five years. The Company also depreciates a building located in India over fifteen years. Depreciation and amortization of property and equipment charged to costs and expenses was approximately $3.3 million, $3.1 million and $6.9 million for the years ended December 31, 1996, 1997 and 1998, respectively.

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Revenue Recognition

     In October of 1997 the Accounting Standards Executive Committee issued Statement of Position (SOP) 97-2, as amended by SOP 98-4 and SOP 98-9, "Software Revenue Recognition". These statements provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 97-2, as amended by SOP 98-4 was effective for revenue recognized under software license and service arrangements beginning January 1, 1998.

     The Company derives revenue from software licenses and customer support and other services. Service revenue includes contracts for software maintenance and technical support, consulting, training, and porting fees. In software arrangements that include rights to multiple software products and/or services, the Company allocates the total arrangement fee among each of the deliverables based on the relative fair value of each of the deliverables, determined based on vendor-specific objective evidence of fair value.


     The Company recognizes revenue from licensing of software products to an end user upon delivery of the software product to the customer, unless the fee is not fixed or determinable, or collectibility is not considered probable. For licensing of the Company's software to OEMs or distributors, revenue is not recognized until the software is sold by the OEM or distributors to an end-user customer. The Company considers all arrangements with payment terms extending beyond twelve months and other arrangements with payment terms longer than normal not to be fixed or determinable. If collectibility is not considered probable, revenue is recognized when the fee is collected.


     Customer support revenue is recognized on a straight-line basis over the period that the support is provided. Other software service arrangements are evaluated to determine whether those services are essential to the functionality of the other elements of the arrangement. When software services are considered essential, revenue under the arrangement is recognized using contract accounting. When software services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. The Company generally considers software services essential unless the software is paid for before the services commence and the services are limited to training or nominal installation.

     Revenue is recognized using contract accounting for arrangements involving customization or modification of the software or where software services are considered essential to the functionality of the software. Revenue from these software arrangements is recognized using the percentage-of-completion method with progress-to-completion measured using labor cost inputs.

     Software Development Costs

     Under Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model, which is typically demonstrated by initial beta shipment. The period between the achievement of technological feasibility and the general release of the Company's products has been of short duration. As of December 31, 1998 such capitalizable software

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) development costs were insignificant and all software development costs have been charged to research and development expense in the accompanying consolidated financial statements of operations.

     Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments in debt securities and trade receivables. The Company primarily invests its excess cash in commercial paper rated A-1/P-1, market auction preferreds, government agency notes, medium-term notes, certificates of deposit with approved financial institutions, and other specific money market instruments of similar liquidity and credit quality. The Company is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent recorded on the balance sheet. The Company generally does not require collateral. The Company maintains allowances for credit losses, and such losses have been within management's expectations. For the year ended December 31, 1998, one customer accounted for approximately 12% or $25.8 million of the Company's revenue. For the years ended December 31, 1996 and 1997 no customer accounted for greater than 10% of revenues.

     Net Income Per Share

     The Company calculates net income per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. Dilutive common shares consist of employee stock options using the treasury stock method.

     Accounting for Stock-Based Compensation

     The Company accounts for employee stock based compensation in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Pro forma net income and net income per share disclosures required by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation", are included in Note 8.

     Translation of Foreign Currencies

     Assets and liabilities of certain foreign subsidiaries, whose functional currency is the local currency, are translated at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected as a separate component of stockholder's equity. Certain other transaction gains or losses, which have not been material, are reported in results of operations.

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Impairment of Long-Lived Assets

     When an event or change in circumstance indicates that the carrying amount of property and equipment or other long-lived assets may not be recoverable, the Company reviews the asset for impairment. The Company determines recoverability by comparing the carrying amount of the asset to net future discounted cash flows that the asset is expected to generate. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the asset.

     Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.
133). SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company will be required to implement SFAS No. 133 for its fiscal year ending December 31, 2001. The Company's exchange rate hedging activities have been insignificant to date and the Company does not believe the impact of SFAS No. 133 will be material to its financial position, results of operations or cash flows.

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. The Company implemented SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 did not have a material impact on the Company's financial statements, and the Company does not believe that the impact of SOP 98-1 will have material effect to the Company's financial position, results of operations and cash flows.


     In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions". SOP 98-9 amends SOP 97-2 "Software Revenue Recognition" to require recognition of revenue using the "residual method" when certain criteria are met. The Company will be required to implement these provisions of SOP 98-9 for its fiscal year ending December 31, 2000. SOP 98-9 also amends SOP 98-4 (an earlier amendment to SOP 97-2) which extended the deferral of the application of certain passages of SOP 97-2. The Company does not believe the impact of SOP 98-9 will be material to the Company's financial position, results of operations and cash flows.


NOTE 2. BUSINESS COMBINATIONS


     On May 28, 1999, VERITAS acquired the Network & Storage Management Group business of Seagate Software, Inc., which the Company refers to as "NSMG." On June 1, 1999 VERITAS acquired TeleBackup Systems, Inc., which the Company refers to as "TeleBackup."



     The NSMG business develops and markets software products and provides related services that enable information technology professionals to manage distributed network resources and to secure and protect enterprise data. NSMG products offer features such as system backup, disaster recovery, migration, replication, automated client protection, storage resource management, scheduling, event correlation and desktop management. In connection with the NSMG acquisition, in consideration for the contribution or assets and liabilities related to the NSMG business by Seagate Technology, Inc.,

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



NOTE 2. BUSINESS COMBINATIONS (CONTINUED)


Seagate Software, Inc., and their respective subsidiaries, and based on the average closing price of VERITAS common stock of $45.57 per share for 5 days before and after June 7, 1999, the measurement date for the transaction, VERITAS issued 69,148,208 shares of its common stock to Seagate Software, Inc. and issued options to purchase 6,945,048 shares of its common stock to VERITAS employees who were former NSMG employees. VERITAS accounted for the NSMG acquisition using the purchase method of accounting, and expects to incur charges of $221.5 million per quarter primarily related to the amortization of developed technology, goodwill and other intangibles over their estimated useful life of four years. The total NSMG purchase price was approximately $3.5 million and included $3.2 billion for the issuance of VERITAS common stock, $269.7 million for the issuance of options to purchase VERITAS common stock, and $43.4 million of acquisition-related costs. In addition, the Company recorded a restructuring charge of $11.0 million in the six months ended June 30, 1999 as a result of the NSMG combination. This one-time restructuring charge related primarily to exit costs with respect to duplicative facilities which VERITAS plans to vacate. These costs are in addition to the liability for the costs to vacate duplicative facilities of the NSMG business, which liability VERITAS assumed and included as a part of the purchase price. Total acquisition and restructuring costs of $54.4 million, of which approximately $13.3 million will be non-cash, consist primarily of direct transaction costs, operating lease commitments on duplicative facilities and involuntary termination benefits. At June 30, 1999, $16.7 million in professional fees and severance costs were paid against the acquisition and restructuring reserve; the Company expects the remaining $37.7 million to be utilized primarily for servicing operating lease payments or negotiated buyout of operating lease commitments on duplicative facilities, the lease terms of which will expire at various times through the year 2013. The purchase price was allocated, based on an independent valuation, to goodwill of $3.0 billion, distribution channels of $233.8 million, original equipment manufacturer agreements of $23.4 million, developed technology of $233.7 million, assembled workforce of $12.8 million, trademarks of $22.8 million, in-process research and development of $101.2 million, net deferred tax liabilities of $179.5 million, other intangibles of $1.5 million and tangible net liabilities assumed of $1.0 million. During the six months ended June 30, 1999, the Company recorded $68.7 million for amortization of goodwill and other intangibles, and $4.9 million for amortization of developed technology related to this acquisition.



     TeleBackup designs, develops and markets software solutions for local and remote backup and recovery of electronic information stored on networked, remote and mobile personal computers. Under a combination agreement, TeleBackup became a wholly-owned subsidiary of VERITAS in exchange for the issuance of 3,041,242 shares of VERITAS common stock or shares exchangeable for VERITAS common stock to the holders of TeleBackup common shares, and the grant of options to purchase 68,758 shares of VERITAS common stock to VERITAS employees who were former employees of TeleBackup. The Company accounted for the TeleBackup acquisition using the purchase method of accounting, and expects to incur charges of $9.0 million per quarter primarily related to the amortization of developed technology, goodwill and other intangibles over their estimated useful life of four years. Based on the average closing price of VERITAS common stock of $44.09 per share for 5 days before and after June 1, 1999, the measurement date for the transaction, the total purchase price for TeleBackup was approximately $143.1 million. The TeleBackup purchase price included $134.1 million related to the issuance of VERITAS common stock, $2.8 million for

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 2. BUSINESS COMBINATIONS (CONTINUED)

the issuance of options to purchase VERITAS common stock and $6.2 million in acquisition-related costs. The acquisition costs of $6.2 million consist primarily of direct transaction costs and involuntary termination benefits. At June 30, 1999, of the total $6.2 million acquisition costs, the Company paid $0.5 million in direct transaction costs with the majority of the remaining $5.7 million anticipated to be utilized by December 1999. The purchase price was allocated, based on an independent valuation, to goodwill of $133.1 million, distribution channels of $1.0 million, original equipment manufacturer agreements of $2.1 million, developed technology of $6.6 million, assembled workforce of $0.3 million, trademarks of $1.3 million, in-process research and development of $1.9 million, net deferred tax liabilities of $3.0 million and tangible net liabilities assumed of $0.2 million. During the six months ended June 30, 1999, the Company recorded $2.9 million for amortization of goodwill and other intangibles, and $0.1 million for the amortization of developed technology related to this acquisition.



     The following unaudited pro forma summary results of operations data have been prepared assuming that the NSMG and TeleBackup acquisitions had occurred at the beginning of the periods presented. The consolidated results are not necessarily indicative of results of future operations nor of results that would have occurred had the acquisition been consummated as of the beginning of the periods presented. The pro forma information excludes the impact of the one-time charge related to in-process research and development costs of $103.1 million and the restructuring charges of $11.0 million recorded in the six months ended June 30, 1999 (in thousands, except per share amounts).



                                                          SIX MONTHS ENDED
                                                              JUNE 30,
                                                       ----------------------
                                                         1999         1998
                                                       ---------    ---------
Net revenue..........................................  $ 290,467    $ 178,928
                                                       =========    =========
Net loss.............................................  $(376,216)   $(403,690)
                                                       =========    =========
Basic and diluted net loss per share.................  $   (2.23)   $   (2.44)
                                                       =========    =========


     On February 8, 1999, VERITAS completed the acquisition of the Pune, India operations of Frontier Software Development (India) Private Limited, a company principally engaged in the development of customized software, for a total cost of approximately $2.4 million. Of this amount, VERITAS paid $1.3 million in cash and agreed to pay Frontier certain earn-out payments totaling $1.1 million over the next two years. The business combination has been accounted for as a purchase and the purchase price, including the $1.1 million of earn-out payments, allocated to the fair value of specific tangible and intangible assets acquired.

     On February 3, 1999, VERITAS completed the acquisition of OpenVision Australia Pty. Ltd., a company principally engaged in reselling VERITAS software products and services throughout Australia and New Zealand, for a total cost of approximately $300,000 in cash. The business combination has been accounted for as a purchase and the purchase price allocated to the fair value of specific tangible and intangible assets acquired.

     On May 15, 1998, the Company acquired all of the outstanding stock of Windward for a total cost of $2.5 million. The transaction was accounted for using purchase accounting. Of the total cost, $0.6 million was allocated to in-process research and development and $1.9 million was allocated to

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 2. BUSINESS COMBINATIONS (CONTINUED) acquired intangibles, which will be amortized over a five year period. Total cash outflows related to this purchase through December 31, 1998, were $1.3 million. The Company has agreed to pay the sole shareholder of Windward certain earn-out payments of up to an aggregate of $1.2 million over a two year period, subject to satisfaction of certain conditions (which it was probable would be met) and the amount was accrued at the acquisition date. VERITAS also agreed to pay that shareholder a royalty on certain future product revenue derived from the products acquired over a five year period, up to a maximum of $2.5 million. The Consolidated Statements of Operations include the results of operations of Windward subsequent to the acquisition date. The results of operations of Windward were not material to the Company's results of operations for 1998 or 1997. Accordingly, pro forma information has not been presented.

     Effective April 25, 1997, the Company merged with OpenVision, a publicly-held company that provided storage management applications and services for client/server computing environments. This transaction was accounted for as a pooling of interests. Approximately 29.2 million shares of the Company's common stock were issued in the OpenVision merger and the Company reserved approximately 4.4 million shares of its common stock for issuance pursuant to the assumption of outstanding options, warrants and other rights to purchase OpenVision common stock.

     The following information shows revenue and net income of the separate companies during the periods preceding the merger (in thousands):

                                                      1996        1997
                                                     -------    --------
Net revenue:
  VERITAS..........................................  $36,090    $ 12,454
  OpenVision.......................................   36,656      13,156
  Combined company.................................       --      95,515
                                                     -------    --------
                                                     $72,746    $121,125
                                                     =======    ========
Net income:
  VERITAS..........................................  $ 9,768    $  3,752
  OpenVision.......................................    2,361       1,665
  Combined company.................................       --      17,332
                                                     -------    --------
                                                     $12,129    $ 22,749
                                                     =======    ========

     Note: April 1, 1997 was used as an approximation of the effective date of the Merger.

     As a result of the OpenVision merger, the Company incurred charges to operations of $8.5 million during the second quarter of 1997, consisting of approximately $4.2 million for transaction fees and professional services, $1.9 million for contract terminations and asset write-offs and $2.4 million for other costs incident to the merger. Of the total charge, $1.2 million resulted from the write-down of redundant assets and facilities, primarily consisting of intangible assets related to a prior acquisition which became redundant as a result of OpenVision having a similar product line, and $7.3 million involved cash outflows for banking, legal and accounting fees and other direct costs and payments in connection with the elimination of duplicative facilities. The remaining unpaid amount of $0.2 million at December 31, 1998 related primarily to ongoing lease payments for vacated

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 2. BUSINESS COMBINATIONS (CONTINUED) facilities through the termination of the lease or the estimated date when such facilities will be subleased.

     On April 1, 1996, the Company acquired all of the outstanding stock of ACSC for a total cost of approximately $3.5 million. Of the total charge, $2.2 million was allocated to in-process research and development which was expensed in the second quarter of 1996 and approximately $1.3 million was allocated to acquired intangibles that were originally amortized and then fully written off in the second quarter of 1997. The write-off was part of the OpenVision merger-related costs, as the ACSC product line became redundant upon consummation of the OpenVision merger.

NOTE 3. CASH, CASH EQUIVALENTS AND INVESTMENTS

     Cash, cash equivalents and short-term investments consist of the following (in thousands):

                                                        YEARS ENDED
                                                        DECEMBER 31,
                                                    --------------------
                                                      1997        1998
                                                    --------    --------
Cash and cash equivalents:
  Cash............................................  $  7,817    $  6,893
  Money market funds..............................     2,717         172
  Commercial paper................................    65,095     132,021
                                                    --------    --------
Cash and cash equivalents.........................    75,629     139,086
                                                    --------    --------
Short-term investments:
  Commercial paper................................    50,640       1,357
  Market auction preferreds.......................    19,061      20,659
  Government agency notes.........................    19,748          --
  Short-term corporate notes......................    25,682      50,024
                                                    --------    --------
Short-term investments............................   115,131      72,040
                                                    --------    --------
Cash, cash equivalents and short-term
  investments.....................................  $190,760    $211,126
                                                    ========    ========

     Long-term investments consist of the following (in thousands):

                                                         YEARS ENDED
                                                        DECEMBER 31,
                                                     -------------------
                                                      1997        1998
                                                     -------    --------
Long-term investments:
  Government agency notes.........................   $    --    $  9,497
  Medium-term corporate notes.....................        --      22,428
                                                     -------    --------
Long-term investments.............................   $    --    $ 31,925
                                                     =======    ========

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 4. PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and consisted of the following (in thousands):

                                                        YEARS ENDED
                                                        DECEMBER 31,
                                                    --------------------
                                                      1997        1998
                                                    --------    --------
Furniture and equipment...........................  $  2,758    $  6,962
Computer equipment................................    18,624      34,251
Building..........................................        --       1,008
Leasehold improvements............................     1,384       3,765
                                                    --------    --------
                                                      22,766      45,986
Less -- accumulated depreciation and
  amortization....................................   (12,657)    (19,468)
                                                    --------    --------
Property and equipment, net.......................  $ 10,109    $ 26,518
                                                    ========    ========

NOTE 5. CONVERTIBLE SUBORDINATED NOTES

     In October 1997, the Company issued $100.0 million aggregate principal amount of 5.25% Convertible Subordinated Notes due 2004 (the Notes), for which the Company received net proceeds of $97.5 million. The Notes provide for semi-annual interest payments of approximately $2.6 million each May 1 and November 1, commencing on May 1, 1998. The Notes are convertible into the Company's Common Stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $21.50 per share, subject to adjustment in certain events. On or after November 5, 2002, the Notes will be redeemable over the period of time until maturity at the option of the Company at declining premiums to par. The debt issuance costs are being amortized as interest expense ratably over the term of the Notes. The fair value of the notes as of December 31, 1998 was $139.1 million, and is calculated using the conversion price of $21.50 per share on the principal amount of the notes and the closing price of the Company's stock.


     In August 1999, VERITAS and its wholly-owned subsidiary VERITAS Operating Corporation issued $465.8 million aggregate principal amount at maturity of 1.856% convertible subordinated notes due 2006 (the "1.856% notes") for which VERITAS received net proceeds of approximately $334.9 million. VERITAS and VERITAS Operating Corporation are co-obligors on the 1.856% notes. The 1.856% notes provide for semi-annual interest payments each February 13 and August 13, commencing February 13, 2000. The 1.856% notes are convertible into shares of VERITAS common stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $59.78 per share, subject to adjustment in certain events, equivalent to an initial conversion rate of 12.415 shares of common stock per $1,000 principal amount at maturity. On or after August 16, 2002, the 1.856% notes will be redeemable over the period of time until maturity at the option of VERITAS at issuance price plus accrued original issue discount and any accrued interest. If a fundamental change, as defined in the Amended and Restated First Supplemental Indenture dated July 30, 1999, occurs prior to August 13, 2006, each holder has the right to require VERITAS to redeem all or part of the 1.856% notes at issuance price plus accrued original discount and any accrued interest. The debt issuance costs are being amortized over the term of the 1.856% notes using the interest method.

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 6. COMMITMENTS AND CONTINGENCIES

     The Company currently has operating leases for its facilities through October 31, 2012. Rental expense under operating leases was approximately $3.0 million, $4.3 million and $6.1 million for the years ended December 31, 1996, 1997, and 1998, respectively. In addition to the basic rent, the Company is responsible for all taxes, insurance and utilities related to the facilities. The approximate minimum lease payments as of December 31, 1998 are as follows (in thousands):

1999...................................................  $10,019
2000...................................................    9,644
2001...................................................    8,324
2002...................................................    5,785
2003...................................................    5,136
Thereafter.............................................   17,318
                                                         -------
Minimum lease payments.................................  $56,226
                                                         =======


     During the quarter ended June 30, 1999, the Company signed a lease for new corporate campus facilities in Mountain View, California. This facility will replace the facilities the Company currently leases in Mountain View. The campus facilities will be developed in two phases. The first phase is for 175,000 square feet. The second phase will add 250,000 square feet subject to certain entitlements required from the City of Mountain View. The campus facilities will provide space for sales, marketing, administration and research and development functions. The lease term for the first phase facilities is five years beginning in April 1999, with an option to extend the lease term for two successive periods of one year each. The Company has an option to purchase the property (land and facilities) for $72.0 million, or at the end of the lease to arrange for the sale of the property, with VERITAS retaining an obligation to the owner for the difference between the sales price and the $72.0 million if the sales price is less than this amount, subject to certain provisions of the lease. The Company anticipates that construction of the first phase facilities will begin in the first quarter of 2000, and that the Company will occupy the facilities in the second quarter of 2001. Lease payments on the first phase facilities will begin in the second quarter of 2001. The lease requires VERITAS to maintain specified financial covenants such as leverage ratio, quick ratio and earnings before interest, taxes, depreciation and amortization, all of which the Company was in compliance with as of June 30, 1999.


     In the ordinary course of business, various lawsuits and claims have been filed against the Company. While the outcome of these matters is currently not determinable, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 7. BENEFIT PLANS

     The Company has adopted a retirement savings plan (the VERITAS Software 401(k) Plan), qualified under Section 401(k) of the Internal Revenue Code, which is a pretax savings plan covering substantially all United States employees. Under the plan employees may contribute up to 20% of their pretax salary, subject to certain limitations. Employees are eligible to participate beginning the first day of the calendar quarter following their date of hire. The Company matches approximately 25% of the employee contributions up to $1,200 per year and contributed approximately $0.1 million

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



NOTE 7. BENEFIT PLANS (CONTINUED)

in 1996, $0.3 million in 1997 and $0.6 million in 1998. The Company also has a retirement savings plan that was assumed under the merger with OpenVision (the OpenVision Employee Investment Plan), which will terminate in 1999. Employees no longer contribute to the OpenVision plan and the remaining balances will be transferred to the Company's plan upon termination.

NOTE 8. STOCK COMPENSATION PLANS

     At December 31, 1998, the Company had three stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Since the exercise price of options granted under such plans is generally equal to the market value on the date of grant, no compensation cost has been recognized for grants under its stock option plans and stock purchase plans. If compensation cost for the Company's stock-based compensation plans had been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                             1996       1997       1998
                                            -------    -------    -------
Net income
  As reported.............................  $12,129    $22,749    $51,648
  Pro forma...............................  $ 7,669    $12,358    $32,102
Basic earnings per share
  As reported.............................  $  0.14    $  0.25    $  0.55
  Pro forma...............................  $  0.09    $  0.14    $  0.34
Diluted earnings per share
  As reported.............................  $  0.13    $  0.23    $  0.50
  Pro forma...............................  $  0.09    $  0.13    $  0.32

     Because the method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     Stock Option Plans

     The Company has two stock option plans. The Company's 1993 Equity Incentive Plan (the 1993 Plan) provides for the issuance of either incentive or nonstatutory stock options to employees and consultants of the Company. The options generally are granted at the fair market value of the Company's common stock at the date of grant, expire ten years from the date of grant, vest over a four-year period and are exercisable immediately upon vesting. The Company has reserved 32,000,000 shares of common stock for issuance under the 1993 Plan. The Company has also reserved 1,125,000 shares for issuance under the Company's 1993 Director's Stock Option Plan (the Director's Plan). Generally options expire ten years from date of grant, vest over the term of each directors board membership and are exercisable immediately upon vesting. As of December 31, 1998, 20,956,938 shares were available for future grant under the plans.

     The Company's 1991 Executive Stock Option Plan and 1985 Employee Stock Option Plan were terminated, and no further options may be granted under these plans. Options previously granted

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 8. STOCK COMPENSATION PLANS (CONTINUED)

under the 1991 and 1985 plans will continue to be administered under such plans, and any options that expire or become unexercisable for any reason without having been exercised in full shall be available for issuance under the 1993 Plan.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996, 1997 and 1998: risk-free interest rates averaging 5.99% in 1996, 6.19% in 1997 and 5.15% in 1998; a dividend yield of 0.0% for all years; a weighted-average expected life of 5 years for all years; and a volatility factor of the expected market price of the Company's common stock of 0.65 for 1996, 0.60 for 1997 and 0.65 for 1998.

     A summary of the status of the Company's stock option plans (including the options assumed in the Merger) as of December 31, 1996, 1997 and 1998 and changes during the years ended on those dates is presented below (number of shares in thousands):

                                 1996                    1997                    1998
                         ---------------------   ---------------------   ---------------------
                                     WEIGHTED-               WEIGHTED-               WEIGHTED-
                                      AVERAGE                 AVERAGE                 AVERAGE
                          NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                         OF SHARES     PRICE     OF SHARES     PRICE     OF SHARES     PRICE
                         ---------   ---------   ---------   ---------   ---------   ---------
Outstanding at
  beginning of year....     7,172     $ 1.49      11,474      $ 3.57      15,378      $ 6.43
Granted................     6,038     $ 5.63       6,386      $10.53       4,654      $21.95
Exercised..............      (888)    $ 1.15      (1,544)     $ 2.08      (2,466)     $ 4.23
Forfeited..............      (848)    $ 3.21        (938)     $ 6.61      (1,144)     $ 9.07
                          -------     ------      ------      ------      ------      ------
Outstanding at end of
  year.................    11,474     $ 3.57      15,378      $ 6.43      16,422      $10.97
                          =======     ======      ======      ======      ======      ======
Options exercisable at
  year end.............     3,414                  5,118                   6,756
Weighted-average fair
  value of options
  granted during the
  year.................   $  3.53                 $ 6.06                  $12.94

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 8. STOCK COMPENSATION PLANS (CONTINUED)

     The following table summarizes information about stock options outstanding at December 31, 1998 (number of shares in thousands):

                            OPTIONS OUTSTANDING
                  ----------------------------------------      OPTIONS EXERCISABLE
                                    WEIGHTED-                --------------------------
                      NUMBER         AVERAGE     WEIGHTED-       NUMBER       WEIGHTED-
                  OUTSTANDING AT    REMAINING     AVERAGE    EXERCISABLE AT    AVERAGE
   RANGE OF        DECEMBER 31,    CONTRACTUAL   EXERCISE     DECEMBER 31,    EXERCISE
EXERCISE PRICES        1998           LIFE         PRICE          1998          PRICE
---------------   --------------   -----------   ---------   --------------   ---------
$ 0.03 - $ 0.67        1,520          5.17        $ 0.47         1,438         $ 0.48
$ 0.71 - $ 3.74        1,358          6.28        $ 3.00         1,104         $ 2.90
$ 3.78 - $ 6.82        4,618          7.41        $ 5.42         2,296         $ 5.37
$ 6.89 - $14.84        4,234          8.46        $11.37         1,428         $11.19
$14.92 - $24.85        2,860          9.28        $18.98           408         $18.35
$25.06 - $31.19        1,832          9.67        $26.19            82         $25.51
                      ------          ----        ------         -----         ------
$ 0.03 - $31.19       16,422          7.96        $10.97         6,756         $ 6.19
                      ======          ====        ======         =====         ======

     Employee Stock Purchase Plans

     Under the terms of the Merger with OpenVision, the Company assumed the OpenVision Employee Stock Purchase Plan (the 1996 Purchase Plan). Upon consummation of the Merger, each 1996 Purchase Plan option was converted into a right to purchase shares of the Company's common stock. No new offering periods will be commenced under the 1996 Purchase Plan, and the 1996 Purchase Plan was terminated on October 31, 1998. Under the Company's 1993 Employee Stock Purchase Plan (the 1993 Purchase Plan), the Company is authorized to issue up to 4,000,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the 1993 Purchase Plan, employees can choose to have up to 10% of their wages withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of the subscription date fair market value and the purchase date fair market value. Substantially all of the eligible employees have participated in the either the 1993 Purchase Plan or the 1996 Purchase Plan in 1996, 1997 and 1998. Under the 1993 Purchase Plan, the Company issued 458,890, 199,228, and 339,810 shares to employees in 1996, 1997 and 1998, respectively. Under the 1996 Purchase Plan, the Company issued 102,446, 140,978 and 197,834 shares to employees in 1996, 1997 and 1998, respectively.

     In accordance with APB 25, the Company does not recognize compensation cost related to employee purchase rights under the Plan. To comply with the pro forma reporting requirements of SFAS No. 123, compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Scholes option-pricing model with the following assumptions for these rights granted in 1996, 1997 and 1998: a dividend yield of 0.0% for all years; an expected life ranging up to 2 years for all years; an expected volatility factor of 0.65 in 1996, 0.60 in 1997 and 0.65 in 1998; and risk-free interest rates ranging from 4.81% to 6.01% in 1996, from 5.27% to 5.84% in 1997 and from 5.14% to 5.39% in
1998. The weighted average fair value of the purchase rights granted in 1996, 1997 and 1998 was $6.88, $13.90 and $14.16, respectively.

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 9. STOCKHOLDERS' EQUITY

     On October 4, 1998, the Board of Directors of the Company adopted a Stockholder Rights Plan, declaring a dividend of one preferred share purchase right (a Right) for each outstanding share of common stock, par value $0.001 per share, of VERITAS. The rights are initially attached to the Company's common stock and will not trade separately. If a person or group acquires 20 percent or more of the Company's common stock, or announces an intention to make a tender offer for the Company's common stock the consummation of which would result in acquiring 20 percent or more of the Company's common stock, then the rights will be distributed and will then trade separately from the common stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company. The rights expire October 5, 2008, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by the Company.


     The Company is authorized to issue up to 10,000,000 shares of undesignated preferred stock. No such preferred shares have been issued to date.


     Total common shares reserved for issuance at December 31, 1998 under all stock compensation plans are 37,125,000 shares (see Note 8).

NOTE 10. INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                               YEARS ENDED DECEMBER 31,
                                             ----------------------------
                                              1996      1997       1998
                                             ------    -------    -------
Federal
  -- current...............................  $  366    $   539    $11,858
  -- deferred..............................      --     (3,500)    (8,075)
State
  -- current...............................   1,119      1,939      2,514
  -- deferred..............................      --       (700)        75
Foreign....................................     686      2,732      1,769
                                             ------    -------    -------
     Total.................................  $2,171    $ 1,010    $ 8,141
                                             ======    =======    =======

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 10. INCOME TAXES (CONTINUED)

     The provision for income taxes differs from the amount computed by applying the federal statutory rate as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                  --------------------------
                                                   1996      1997      1998
                                                  ------    ------    ------
Federal tax at statutory rate...................   35.0%     35.0%     35.0%
Benefit of loss carryforwards...................  (35.0)    (35.9)     (9.3)
State taxes.....................................    5.3       5.4       4.2
Foreign taxes...................................    3.0       9.4       3.0
Change in valuation allowance...................     --     (17.7)    (13.4)
Merger-related costs............................     --       6.5        --
In-process research and development charge......    5.2        --        --
Alternative minimum tax, net....................    2.7       2.3        --
Tax credits.....................................     --        --      (7.1)
Other...........................................   (1.0)     (0.7)      1.2
                                                  -----     -----     -----
  Total.........................................   15.2%      4.3%     13.6%
                                                  =====     =====     =====

     Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                   YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                 1996        1997        1998
                                               --------    --------    --------
Net operating loss carryforwards.........       $28,566    $ 22,499    $ 23,276
Reserves and accruals not currently
  deductible.............................         2,984       2,205       6,146
Acquired intangibles.....................         5,400       2,114       1,895
Tax credit carryforwards.................         1,385       2,246          --
Other....................................           994         887       1,655
                                               --------    --------    --------
  Total..................................        39,329      29,951      32,972
Valuation allowance......................       (39,329)    (25,751)    (20,772)
                                               --------    --------    --------
Net deferred tax assets..................      $     --    $  4,200    $ 12,200
                                               ========    ========    ========

     The valuation allowance decreased by approximately $3.9, $13.6 and $5.0 million in 1996, 1997 and 1998, respectively. As of December 31, 1998 approximately $11.6 million of the valuation allowance reflected above relates to the tax benefits of stock option deductions which will be credited to equity when realized.

     As of December 31, 1998, the Company had federal tax loss carryforwards of approximately $63.0 million which will expire in 2007 through 2011, if not utilized. Because of the change in ownership provisions of the Internal Revenue Code, a substantial portion of the Company's net operating loss carryforwards may be subject to annual limitations. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

     Management has determined based on the Company's history of prior earnings, its expectations for the future and the extended period over which the benefits of certain deferred tax assets will be

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 10. INCOME TAXES (CONTINUED)

realized, as well as the limitations on its ability to utilize certain net operating loss carryforwards, that a substantial valuation allowance continues to be necessary.

     The realization of the Company's net deferred tax assets, which relate primarily to net operating loss carryforwards and temporary differences is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

NOTE 11. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):


                                                                         SIX MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,           JUNE 30,
                                        ----------------------------   --------------------
                                         1996      1997       1998       1998       1999
                                        -------   -------   --------   --------   ---------
Numerator:
  Net income (loss)...................  $12,129   $22,749   $ 51,648   $ 17,596   $(148,746)
                                        =======   =======   ========   ========   =========
Denominator:
  Weighted average shares.............   81,360    91,244     94,026     93,293     109,108
  Shares related to Staff Accounting
    Bulletin No. 98 Convertible
    preferred stock...................    4,692        --         --         --          --
                                        -------   -------   --------   --------   ---------
  Denominator for basic earnings per
    share.............................   86,052    91,244     94,026     93,293     109,108
  Common stock equivalents............    6,940     7,742      9,316      9,009          --
                                        -------   -------   --------   --------   ---------
  Denominator for diluted earnings per
    share.............................   92,992    98,986    103,342    102,302     109,108
                                        =======   =======   ========   ========   =========
Basic earnings (loss) per share.......  $  0.14   $  0.25   $   0.55   $   0.19   $   (1.36)
                                        =======   =======   ========   ========   =========
Diluted earnings (loss) per share.....  $  0.13   $  0.23   $   0.50   $   0.17   $   (1.36)
                                        =======   =======   ========   ========   =========


     Common stock equivalents used in the determination of the denominator of diluted earnings per share does not include 4,651,163 shares issuable upon conversion of the 5.25% Convertible Subordinated Notes, as their effect would be anti-dilutive for all periods presented (see Note 5).


NOTE 12. COMPREHENSIVE INCOME (LOSS)


     As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130). SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no significant impact on the Company's net income or stockholders' equity. SFAS No. 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income.

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



NOTE 12. COMPREHENSIVE INCOME (LOSS) (CONTINUED)


     The following are the components of comprehensive income (loss):



                                                                    SIX MONTHS ENDED
                                      YEARS ENDED DECEMBER 31,          JUNE 30,
                                     ---------------------------   -------------------
                                      1996      1997      1998      1998       1999
                                     -------   -------   -------   -------   ---------
Net income (loss)..................  $12,129   $22,749   $51,648   $17,596   $(148,746)
Foreign currency translation
  adjustments......................     (158)     (303)       10      (149)       (561)
                                     -------   -------   -------   -------   ---------
Comprehensive income (loss)........  $11,971   $22,446   $51,658   $17,442   $(149,307)
                                     =======   =======   =======   =======   =========


NOTE 13. SIGNIFICANT DEVELOPMENT AND LICENSE AGREEMENTS

     In August of 1996 the Company entered into a development and license agreement with Microsoft pursuant to which Microsoft would pay the Company up to $5.0 million to develop a version of its Volume Manager product to be ported and embedded in Windows NT 5.0. The Company's development efforts under this agreement are on a "best efforts" basis, and there is no obligation for the Company to repay amounts received under the agreement if the development effort is not successful. Accordingly, Microsoft bears the risk of the development effort and will own the resulting technology and/or products developed under the agreement. Under the terms of the agreement, the Company is allowed to market any developed add-on products to the Windows NT installed customer base in exchange for paying Microsoft a royalty fee, the aggregate of which is not to exceed $5.0 million. Such royalties become payable if the Company is successful in its development effort. The Company is accounting for this arrangement in accordance with Statement of Financial Accounting Standards No. 68, "Research and Development Arrangements" (SFAS No. 68) using the percentage of completion method. Amounts earned by the Company under the agreement are recorded as service revenue while costs incurred to complete the development efforts are recorded as cost of service revenue in the accompanying Statements of Operations. The Company recognized revenue under this agreement of approximately $0.5 million in 1996, $3.7 million in 1997 and $0.8 million in 1998, and incurred costs of $0.2 million in 1996, $2.4 million in 1997, and $0.7 million in 1998. Payments received from Microsoft during 1996, 1997 and 1998 were $0.2 million, $2.8 million and $2.0 million, respectively.

     In January 1997 the Company entered into a cross-license and development arrangement with Sun Microsystems whereby each party granted the other a royalty-based license to bundle or resell substantially all then-available products of both companies. Under this arrangement, 5% of each royalty dollar received by the Company is to be set aside to fund future "best efforts", non-recurring engineering services to be performed by the Company at the direction of Sun. Under these NRE projects, the scope of which is mutually agreed to by both parties, Sun bears the risk of the development effort. In accordance with SFAS No. 68 the Company has recognized a liability equal to 5% of each royalty dollar received from Sun under this arrangement. The liability to Sun as of December 31, 1997 was $174,000. As of December 31, 1998 there was no liability to Sun.

NOTE 14. SEGMENT INFORMATION

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No.
131), in fiscal 1998. SFAS

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 14. SEGMENT INFORMATION (CONTINUED)

No. 131 supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise" and establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or group, in deciding how to allocate resources and in assessing performance.

     The Company operates in one segment, storage management solutions. The Company's products and services are sold throughout the world, through direct, OEM, reseller and distributor channels. The Company's chief operating decision maker, the chief executive officer, evaluates the performance of the Company based upon stand-alone revenue of product channels and the geographic regions of the segment and does not receive discrete financial information about asset allocation, expense allocation or profitability from the Company's storage products or services.

     Geographic information (in thousands):


                                                                     SIX MONTHS ENDED
                                      YEARS ENDED DECEMBER 31,           JUNE 30,
                                    -----------------------------   ------------------
                                     1996       1997       1998      1998       1999
                                    -------   --------   --------   -------   --------
                                                                       (UNAUDITED)
User license fees(1):
  United States...................  $44,286   $ 67,888   $121,910   $50,439   $114,756
  Europe(2).......................   10,696     12,971     33,172    12,553     24,667
  Other(3)........................    4,241     14,855     12,621     6,034      9,659
                                    -------   --------   --------   -------   --------
     Total........................  $59,223   $ 95,714   $167,703   $69,026   $149,082
                                    =======   ========   ========   =======   ========
Services(1):
  United States...................  $10,195   $ 20,463   $ 34,759   $14,447   $ 29,304
  Europe(2).......................    3,186      4,865      7,869     3,500      6,206
  Other(3)........................      142         83        534       222      1,960
                                    -------   --------   --------   -------   --------
     Total........................  $13,523   $ 25,411   $ 43,162   $18,169   $ 37,470
                                    =======   ========   ========   =======   ========
Total net revenue.................  $72,746   $121,125   $210,865   $87,195   $186,552
                                    =======   ========   ========   =======   ========



                                                  DECEMBER 31,
                                           ---------------------------     JUNE 30,
                                            1996      1997      1998         1999
                                           -------   -------   -------   ------------
                                                                         (UNAUDITED)
Long-lived assets(4):
  United States..........................  $ 6,268   $ 9,412   $25,202    $3,648,336
  Europe(2)..............................      633     1,114     3,644         9,937
  Other(3)...............................       96        67       380         3,649
                                           -------   -------   -------    ----------
     Total...............................  $ 6,997   $10,593   $29,226    $3,661,922
                                           =======   =======   =======    ==========


-------------------------
(1) License and Service revenues are attributed to geographic regions based on location of customers.

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


NOTE 14. SEGMENT INFORMATION (CONTINUED)

(2) Europe includes the Middle East and Africa.


(3) Other includes Canada, Latin America, Japan and the Asia Pacific region.


(4) Long-lived assets include all long-term assets except those specifically excluded under SFAS No. 131, such as deferred income taxes and financial instruments. Reconciliation to total assets reported:


                                                   DECEMBER 31,
                                           -----------------------------    JUNE 30,
                                            1996       1997       1998        1999
                                           -------   --------   --------   -----------
                                                                           (UNAUDITED)
Total long-lived assets..................  $ 6,997   $ 10,593   $ 29,226   $3,661,922
Other assets, including current..........   87,527    231,287    319,891      396,486
                                           -------   --------   --------   ----------
  Total consolidated assets..............  $94,524   $241,880   $349,117   $4,058,408
                                           =======   ========   ========   ==========



     One customer represents approximately 12% or $25.8 million of the Company's net revenues in 1998 and 12% or $21.5 million in the six months ended June 30, 1999.


NOTE 15. RELATED PARTY TRANSACTIONS

     In fiscal 1998 the Company paid $0.8 million in service fees relating to the potential acquisition of NSMG to Donaldson, Lufkin & Jenrette (DLJ), a company affiliated with a director of the Company during 1998. The Company had no outstanding receivable or payable balance with DLJ at December 31, 1998.

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



NOTE 16. QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                    FIRST      SECOND     THIRD      FOURTH
                                                   QUARTER    QUARTER    QUARTER    QUARTER
                                                   --------   --------   --------   --------
                                                   (in thousands, except per share amounts)
FISCAL 1998
Total net revenue................................  $ 39,082   $ 48,113   $ 56,545   $ 67,125
Gross profit.....................................    32,616     40,191     48,702     59,895
Income before income taxes.......................    11,103     11,239     16,355     21,092
Net income.......................................     9,055      8,541     12,593     21,459
Net income per share -- basic....................  $   0.10   $   0.09   $   0.13   $   0.23
Net income per share -- diluted..................  $   0.09   $   0.08   $   0.12   $   0.21
Number of shares used in computing per share
  amounts basic..................................    92,868     93,724     94,458     95,034
Number of shares used in computing per share
  amounts diluted................................   101,900    102,708    104,652    104,084
FISCAL 1997
Total net revenue................................  $ 25,610   $ 28,934   $ 30,821   $ 35,760
Gross profit.....................................    22,840     25,590     26,442     29,808
Income (loss) before income taxes................     6,484     (1,013)     8,315      9,973
Net income (loss)................................     5,417     (1,682)     6,736     12,278
Net income (loss) per share -- basic.............  $   0.06   $  (0.02)  $   0.08   $   0.13
Net income (loss) per share -- diluted...........  $   0.05   $  (0.02)  $   0.07   $   0.12
Number of shares used in computing per share
  amounts -- basic...............................    90,440     90,984     91,490     91,948
Number of shares used in computing per share
  amounts -- diluted.............................    97,218     90,984    100,304    101,002


NOTE 17. SUMMARY FINANCIAL INFORMATION OF SUBSIDIARY (UNAUDITED)



     VERITAS Software Corporation and its wholly-owned subsidiary VERITAS Operating Corporation are co-obligors on VERITAS' 5.25% convertible subordinated notes due 2004. In accordance with Staff Accounting Bulletin No. 53, Financial Statement Requirements in Filings Involving the Guarantee of Securities by the Parent, VERITAS provides the following unaudited summary financial information with respect to VERITAS Operating Corporation. The following presents the operations of, and the assets held by, the legal entity VERITAS Operating Corporation

                          VERITAS SOFTWARE CORPORATION

            (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



NOTE 17. SUMMARY FINANCIAL INFORMATION OF SUBSIDIARY (UNAUDITED) (CONTINUED)


and does not necessarily, nor is intended to, represent the operations of VERITAS Operating Corporation had it continued as a separate entity absent the NSMG acquisition.



                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                                -------------------
                                                                  1999       1998
                                                                --------    -------
STATEMENT OF OPERATIONS DATA:
Total net revenue...........................................    $161,587    $87,195
Amortization of goodwill and other intangibles..............       2,979         --
In-process research and development.........................       1,900      2,250
Acquisition and restructuring costs.........................      11,000         --
Income from operations......................................      25,345     19,639
Net income..................................................      18,215     17,596



                                                              JUNE 30,    DECEMBER 31,
                                                                1999          1998
                                                              --------    ------------
BALANCE SHEET DATA:
Working capital.............................................  $200,054      $198,842
Goodwill and other intangibles..............................   143,232            --
Total assets................................................   540,840       349,117
Long-term obligations.......................................   100,685       100,773
Accumulated deficit.........................................   (15,267)      (29,416)
Stockholders' equity........................................   342,869       169,854

OVERVIEW OF VERITAS SOFTWARE CORPORATION UNAUDITED PRO FORMA COMBINED CONDENSED
                              FINANCIAL STATEMENTS


     The following unaudited pro forma combined condensed financial statements consist of the VERITAS unaudited pro forma combined condensed statement of operations for the year ended December 31, 1998 and six months ended June 30, 1999.



     The VERITAS unaudited pro forma combined condensed financial statements give effect to the NSMG combination and the TeleBackup combination accounted for using the purchase method of accounting. The VERITAS unaudited pro forma combined condensed statements of operations for the year ended December 31, 1998 and six months ended June 30, 1999 assumes the NSMG combination and the TeleBackup combination took place on January 1, 1998.



     The VERITAS unaudited pro forma combined condensed statement of operations for the year ended December 31, 1998 combine VERITAS' and TeleBackup's historical results of operations for the year ended December 31, 1998 with the Network & Storage Management Group's twelve months ended January 1, 1999. The VERITAS unaudited pro forma combined condensed statement of operations for the six months ended June 30, 1999 combine VERITAS' and TeleBackup's historical results of operations for the three months ended March 31, 1999 with the Network & Storage Management Group's three months ended April 2, 1999 and the unaudited pro forma combined statement of operations of VERITAS for the three months ended June 30, 1999. VERITAS completed the acquisition of the Network & Storage Management Group on May 28, 1999 and the acquisition of TeleBackup on June 1, 1999. VERITAS prepares final statements for external reporting purposes only at the end of each fiscal quarter. The VERITAS unaudited pro forma combined statement of operations for the three months ended June 30, 1999 combines the Network & Storage Management Group's two months ended May 28, 1999 and TeleBackup's two months ended June 1, 1999 and VERITAS' three months ended June 30, 1999 which includes the operations of the Network & Storage Management Group and TeleBackup subsequent to the NSMG combination and TeleBackup combination.


     Basis of presentation


     The VERITAS unaudited pro forma combined condensed financial statements reflect the NSMG combination and the TeleBackup combination accounted for using the purchase method of accounting and have been prepared on the basis of assumptions described in the notes including assumptions relating to the allocation of the amount of consideration paid, to the assets and liabilities of the Network & Storage Management Group and TeleBackup based upon preliminary estimates of their fair value. The actual allocation of the consideration paid may differ from those assumptions reflected in the VERITAS unaudited pro forma combined condensed financial statements after valuations and other procedures to be performed after the closing of the NSMG combination and the TeleBackup combination are completed.


     Charges for in-process research and development

     VERITAS recorded charges to income in the second quarter of 1999 related to in-process research and development of $101.2 million as a result of the NSMG combination and $1.9 million as a result of the TeleBackup combination.

     Restructuring charges

     In addition, as a result of the NSMG combination, VERITAS recorded a restructuring charge of $11.0 million during the second quarter of 1999, primarily related to exit costs with respect to duplicate facilities of VERITAS which VERITAS plans to vacate. These costs are in addition to the liability for the estimated costs to vacate facilities of the Network & Storage Management Group business which will become duplicative upon the closing of the NSMG combination, which liability will be assumed by VERITAS and included as a part of the purchase price. The VERITAS unaudited pro forma combined condensed statements of operations do not reflect these charges since they are non-recurring. These charges were reflected in VERITAS' consolidated financial statements during the second quarter of 1999, the period in which the NSMG combination and TeleBackup combination were consummated.



     The VERITAS unaudited pro forma combined condensed financial statements should be read in conjunction with the related notes included in this document and the audited financial statements of VERITAS, the Network & Storage Management Group and TeleBackup, including the notes to each, that are included elsewhere in this document. The VERITAS unaudited pro forma combined condensed financial statements do not necessarily indicate what the actual operating results or financial position would have been had the NSMG combination and the TeleBackup combination taken place on January 1, 1998. They also do not purport to indicate VERITAS' future results of operations or financial position.

                      VERITAS UNAUDITED PRO FORMA COMBINED
                       CONDENSED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                  VERITAS      NETWORK & STORAGE                                     VERITAS
                                                  SOFTWARE        MANAGEMENT        TELEBACKUP                      PRO FORMA
                                                CORPORATION          GROUP         SYSTEMS INC.                      COMBINED
                                                    YEAR         TWELVE MONTHS         YEAR                            YEAR
                                                   ENDED             ENDED            ENDED                           ENDED
                                                DECEMBER 31,      JANUARY 1,       DECEMBER 31,    PRO FORMA       DECEMBER 31,
                                                    1998             1999              1998       ADJUSTMENTS          1998
                                                ------------   -----------------   ------------   -----------      ------------
Net revenue:
  User license fees...........................    $167,703         $188,072          $   934       $    (934)(1)    $  355,775
  Services....................................      43,162           11,061            1,376          (1,376)(1)        54,223
                                                  --------         --------          -------       ---------        ----------
    Total net revenue.........................     210,865          199,133            2,310          (2,310)          409,998
Cost of revenue:
  User license fees...........................       8,798           11,981              211                            20,990
  Services....................................      20,663            2,917              345                            23,925
  Amortization of developed technology........          --            3,985               --          58,425(2)         60,075
                                                                                                       1,650(3)
                                                                                                      (3,985)(4)
                                                  --------         --------          -------       ---------        ----------
    Total cost of revenue.....................      29,461           18,883              556          56,090           104,990
                                                  --------         --------          -------       ---------        ----------
Gross profit..................................     181,404          180,250            1,754         (58,400)          305,008
Operating expenses:
  Selling and marketing.......................      76,392           75,905              994                           153,291
  Research and development....................      40,239           33,677              824                            74,740
  General and administrative..................      10,505           21,121              930                            32,556
  In-process research and development.........         600            6,800               --                             7,400
  Amortization of goodwill and other
    intangibles...............................          --           10,380               --         827,511(2)        861,971
                                                                                                      34,460(3)
                                                                                                     (10,380)(4)
                                                  --------         --------          -------       ---------        ----------
    Total operating expenses..................     127,736          147,883            2,748         851,591         1,129,958
                                                  --------         --------          -------       ---------        ----------
Income (loss) from operations.................      53,668           32,367             (994)       (909,991)         (824,950)
Interest and other income, net................      11,821              423               --                            12,244
Interest expense..............................      (5,700)            (240)             (65)                           (6,005)
                                                  --------         --------          -------       ---------        ----------
Income (loss) before income taxes.............      59,789           32,550           (1,059)       (909,991)         (818,711)
Provision for (benefit from) income taxes.....       8,141           15,121               --         (43,576)(5)       (20,314)
                                                  --------         --------          -------       ---------        ----------
Net income (loss).............................    $ 51,648         $ 17,429          $(1,059)      $(866,415)       $ (798,397)
                                                  ========         ========          =======       =========        ==========
Net income (loss) per share -- basic..........    $   0.55                                                          $    (4.80)
                                                  ========                                                          ==========
Net income (loss) per share -- diluted........    $   0.50                                                          $    (4.80)
                                                  ========                                                          ==========
Number of shares used in computing per share
  amounts -- basic............................      94,026                                            72,190           166,216
                                                  ========                                         =========        ==========
Number of shares used in computing per share
  amounts -- diluted..........................     103,342                                            62,874           166,216
                                                  ========                                         =========        ==========


See accompanying Notes to VERITAS Unaudited Pro Forma Combined Condensed Financial Statements.

                      VERITAS UNAUDITED PRO FORMA COMBINED
                       CONDENSED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                    VERITAS      NETWORK & STORAGE                    VERITAS                         VERITAS
                                    SOFTWARE        MANAGEMENT        TELEBACKUP     PRO FORMA                       PRO FORMA
                                  CORPORATION          GROUP         SYSTEMS INC.     COMBINED                        COMBINED
                                  THREE MONTHS     THREE MONTHS      THREE MONTHS   THREE MONTHS                     SIX MONTHS
                                     ENDED             ENDED            ENDED          ENDED                           ENDED
                                   MARCH 31,         APRIL 2,         MARCH 31,       JUNE 30,      PRO FORMA         JUNE 30,
                                      1999             1999              1999           1999       ADJUSTMENTS          1999
                                  ------------   -----------------   ------------   ------------   -----------      ------------
Net revenue:
  User license fees.............    $55,786           $59,780           $ 382         $132,510      $    (382)(1)    $ 248,076
  Services......................     16,118             3,045             436           23,228           (436)(1)       42,391
                                    -------           -------           -----         --------      ---------        ---------
    Total net revenue...........     71,904            62,825             818          155,738           (818)         290,467
Cost of revenue:
  User license fees.............      1,955             3,273             149            5,043                          10,420
  Services......................      6,527               865              97            8,737                          16,226
  Amortization of developed
    technology..................         --               780              --            5,006         24,344(2)        30,038
                                                                                                          688(3)
                                                                                                         (780)(4)
                                    -------           -------           -----         --------      ---------        ---------
    Total cost of revenue.......      8,482             4,918             246           18,786         24,252           56,684
                                    -------           -------           -----         --------      ---------        ---------
Gross profit....................     63,422            57,907             572          136,952        (25,070)         233,783
Operating expenses:
  Selling and marketing.........     26,823            22,674             304           60,694                         110,495
  Research and development......     13,816             8,815             253           26,544                          49,428
  General and administrative....      3,289             5,111             267           10,809                          19,476
  Amortization of goodwill and
    other intangibles...........         --             2,545              --           71,557        345,071(2)       430,986
                                                                                                       14,358(3)
                                                                                                       (2,545)(4)
                                    -------           -------           -----         --------      ---------        ---------
    Total operating expenses....     43,928            39,145             824          169,604        356,884          610,385
                                    -------           -------           -----         --------      ---------        ---------
Income (loss) from operations...     19,494            18,762            (252)         (32,652)      (381,954)        (376,602)
Interest and other income,
  net...........................      3,031             1,173              38            3,332                           7,574
Interest expense................     (1,433)               --              (5)          (1,409)                         (2,847)
                                    -------           -------           -----         --------      ---------        ---------
Income (loss) before income
  taxes.........................     21,092            19,935            (219)         (30,729)      (381,954)        (371,875)
Provision for (benefit from)
  income taxes..................      7,509             7,974              --            5,101        (16,315)(5)        4,269
                                    -------           -------           -----         --------      ---------        ---------
Net income (loss)...............    $13,583           $11,961           $(219)        $(35,830)     $(365,639)       $(376,144)
                                    =======           =======           =====         ========      =========        =========
Net income (loss) per share --
  basic.........................                                                                                     $   (2.23)
                                                                                                                     =========
Net income (loss) per share --
  diluted.......................                                                                                     $   (2.23)
                                                                                                                     =========
Number of shares used in
  computing per share amounts --
  basic.........................                                                                                       168,383
                                                                                                                     =========
Number of shares used in
  computing per share amounts --
  diluted.......................                                                                                       168,383
                                                                                                                     =========


See accompanying Notes to VERITAS Unaudited Pro Forma Combined Condensed Financial Statements.

                      NOTES TO VERITAS UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS

 1. BASIS OF PRO FORMA PRESENTATION

     NSMG combination

     The VERITAS unaudited pro forma combined condensed financial statements reflect the contribution of assets and liabilities of the Network & Storage Management Group and the issuance of 69,148,208 shares of VERITAS common stock which was based on the average closing price of VERITAS common stock of $45.57 per share for 5 days before and after June 7, 1999, the measurement date for the transaction. In addition, VERITAS issued options to purchase VERITAS shares, of which 2,942,640 options were vested and 4,002,408 options were unvested. The value of the options to be issued by VERITAS in exchange for the Seagate Software options was determined by estimating their fair value as of May 28, 1999 using the Black-Scholes option pricing model with the following weighted average assumptions:

     - risk free interest rate of 5.15%;

     - dividend yield of 0.0%;

     - expected option life of 0.5 years for vested options;

     - expected option life of 3.0 years for unvested options; and

     - volatility factor of the expected market price of VERITAS common stock of 0.65.


     The NSMG combination is being accounted for under the purchase method of accounting.


     TeleBackup combination


     The VERITAS unaudited pro forma combined condensed financial statements also reflect the issuance of 3,041,242 shares for the outstanding equity interest of TeleBackup based on the capitalization of VERITAS and TeleBackup as of June 1, 1999 and the average closing price of VERITAS common stock of $44.09 per share for 5 days before and after June 1, 1999, the closing date of the transaction. In addition, TeleBackup's outstanding options at the closing date were exchanged for options to purchase VERITAS shares. As of June 1, 1999, outstanding options to purchase 259,800 shares of TeleBackup common stock were exchanged for options to purchase 68,758 shares of VERITAS common stock, of which all the options are vested. The value of the options issued by VERITAS in the exchange for the TeleBackup options, was determined by estimating their fair value as of June 1, 1999 using the Black-Scholes option pricing model with the following weighted average assumptions:


     - risk-free interest rate of 5.15%;

     - dividend yield of 0.0%;

     - expected option life of 0.5 years; and

     - volatility factor of the expected market price of VERITAS common stock of 0.65.


     The TeleBackup combination is being accounted for under the purchase method of accounting.


     The VERITAS unaudited pro forma combined condensed financial statements have been prepared on the basis of assumptions relating to the allocation of the amount of consideration paid, to the assets and liabilities of the Network & Storage Management Group business and TeleBackup based on preliminary estimates of their fair value. The actual allocation of the amount such consideration may differ from that reflected in the VERITAS unaudited pro forma combined condensed financial statements after valuations and other procedures to be performed after the closing of the NSMG combination and the TeleBackup combination have been completed. Below is a table

                      NOTES TO VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

 1. BASIS OF PRO FORMA PRESENTATION (CONTINUED) of the estimated acquisition cost, purchase price allocation and annual amortization of the intangible assets acquired, in thousands:

                  NETWORK & STORAGE MANAGEMENT GROUP BUSINESS


                                                                               ANNUAL
                                                            AMORTIZATION    AMORTIZATION
                                                                LIFE       OF INTANGIBLES
                                                            ------------   --------------
Estimated acquisition cost
  Estimated value of securities to be issued
     Common stock............................   3,151,350
     Stock options...........................     269,741
  Acquisition costs..........................      43,381
                                               ----------
       Total estimated acquisition cost......  $3,464,472
                                               ==========
Purchase price allocation
  Tangible net liabilities assumed...........  $     (952)
  Intangible assets acquired:
     Distribution channel/OEM agreements.....     257,200        4            $ 64,300
     Developed technology....................     233,700        4              58,425
     Trademark/assembled workforce/other
       intangibles...........................      37,110        4               9,278
     In-process research and development.....     101,200
     Goodwill................................   3,015,733        4             753,933
     Deferred tax liabilities................    (179,519)
                                               ----------                     --------
       Total.................................  $3,464,472                     $885,936
                                               ==========                     ========

                      NOTES TO VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

 1. BASIS OF PRO FORMA PRESENTATION (CONTINUED)
                                   TELEBACKUP


                                                                            ANNUAL
                                                        AMORTIZATION     AMORTIZATION
                                                            LIFE        OF INTANGIBLES
                                                        ------------    --------------
Estimated acquisition cost
  Estimated value of securities to be
     issued
     Common stock.........................  $134,100
     Stock options........................     2,762
  Acquisition costs.......................     6,200
                                            --------
       Total estimated acquisition cost...  $143,062
                                            ========
Purchase price allocation
  Tangible net liabilities assumed........  $   (243)
  Intangible assets acquired
     Distribution channel/OEM
       agreements.........................     3,100         4             $   775
     Developed technology.................     6,600         4               1,650
     Trademark/assembled workforce........     1,630         4                 407
     In-process research and
       development........................     1,900
     Goodwill.............................   133,107         4              33,277
     Deferred tax liabilities.............    (3,032)
                                            --------                       -------
       Total..............................  $143,062                       $36,109
                                            ========                       =======



     Tangible net liabilities of the Network & Storage Management Group business assumed principally include accounts payable, accrued compensation and other current liabilities. Assets acquired principally include cash, accounts receivable, fixed assets and other current assets.



     Tangible net liabilities of TeleBackup assumed principally include accounts payable and other current liabilities. Assets acquired principally include cash and fixed assets.



     To determine the value of the developed technology, the expected future cash flows attributable to all existing technology was discounted, taking into account risks related to the characteristics and applications of the technology, existing and future markets, and assessments of the life cycle stage of the technology. The analysis resulted in a valuation for developed technology which had reached technological feasibility and therefore was capitalizable. The developed technology is being amortized on the straight-line basis over its estimated useful life of four years which is expected to exceed the ratio of current revenues to the total of current and anticipated revenues.


     The value of the distribution channels and original equipment manufacturer agreements was determined by considering, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning the business relationships from the acquired entity to VERITAS and risks related to the viability of and potential changes to future target markets.

     The value of trademarks was determined by considering, among other factors, the assumption that in lieu of ownership of a trademark, a company would be willing to pay a royalty in order to exploit the related benefits of such trademark.

                      NOTES TO VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

 1. BASIS OF PRO FORMA PRESENTATION (CONTINUED)
     The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring, and training costs for each category of employee.

     The value allocated to projects identified as in-process research and development of the Network & Storage Management Group business and TeleBackup will be charged to expense during the second quarter of 1999 but has not been reflected in the VERITAS unaudited pro forma combined condensed statements of operations as it is non-recurring in nature. However, this charge has been reflected in the VERITAS unaudited pro forma combined condensed balance sheet.

     The write-offs were necessary because the acquired in-process research and development had not yet reached technological feasibility and had no future alternative uses. VERITAS expects that the acquired in-process research and development will be successfully developed, but these products may not achieve commercial viability.

     The nature of the efforts required to develop the purchased in-process research and development into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

     The value of the purchased in-process research and development was determined by estimating the projected net cash flows related to the products, including costs to complete the development of the technology and the future revenues to be earned upon commercialization of the products. These cash flows were then discounted back to their net present value. The projected net cash flows from the projects were based on management's estimates of revenues and operating profits related to the projects.

     Management's overview of the in-process projects and the estimates for the remaining development efforts are described below:

     Network & Storage Management Group business products

     - Seagate Backup Exec for NT -- Backup Exec(TM) for Windows NT offers a compatible backup solution for Windows NT environments. Integrated wizards provide steps through routine operations and a new graphical user interface simplifies management tasks. Intelligent Disaster Recovery(TM) automates data recovery with the only point-in-time rapid recovery system. With its Microsoft common object model-based scaleable architecture, virus detection and cleaning, and agent accelerator technology, total cost of ownership is minimized, performance is maximized and data is secured. Management estimates the completion and release of version 8.0 of this product in November 1999.

     - Backup Exec for Netware -- Backup Exec for NetWare is the first NetWare 5 compatible data protection solution that offers reliability, high performance and full Netware directory services integration for enterprise-wide data sharing. To minimize total cost of ownership and administration overhead, ExecView provides centralized monitoring and management. Intelligent disaster recovery combined with "working set" backup delivers fast and reliable disaster recovery for every server protected by Backup Exec. Advanced barcode reader and media portal support provides ease-of-use and complete automation to further simplify network administration. Management estimates the completion and release of version 8.1 of this product in September 1999.

                      NOTES TO VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

 1. BASIS OF PRO FORMA PRESENTATION (CONTINUED)
     - Storage Migrator(TM) -- Storage Migrator is a multi-tier hierarchical storage management application for Windows NT that delivers enterprise functionality to client/server environments. The product reduces the total cost of ownership by proactively managing inactive data, migrating it from on-line storage, such as disc drives, to near-line devices, such as optical drives, then finally to archival storage resources, such as tape devices over user defined periods of time. This product was released in June 1999.

     - Desktop Management Suite(TM) -- Desktop Management Suite is a fully integrated suite of software solutions including network inventory, WinLand, software installation, or WinInstall, and software metering, or WinSmart or Desktop Management Suite centralizes the management of distributed network desktops by automating tasks such as inventory, software distribution, application metering, backup and remote control. Desktop Management Suite reduces the total cost of managing network desktops and standardizes the administration of desktops across the enterprise. Seagate has begun development to create a more complete personal computer client management solution with WinInstall and WinLand. Management estimates the completion and release of Desktop Management Suite version 4.0 and WinInstall version 7.0 in December 1999.

     - Manage Exec(TM) -- Manage Exec is a proactive server health monitoring, alerting and reporting solution that centralizes enterprise administration by providing information technology professionals with a unique view of servers worldwide and real-time problem analysis. Manage Exec is a powerful, simple, scaleable solution for managing the behavior of heterogeneous networks worldwide from one central location. Manage Exec automatically monitors, analyzes and reports on Windows NT and Novell NetWare systems health, establishes profiles of normal server and application behavior and proactively sends alerts when these policies are broken. As a result, problems that once may have resulted in catastrophic failure are now effectively resolved before network users are impacted. To make this product suitable for enterprise sales, Seagate began "enterprization." Management estimates the completion and release of version 6.0 of this product in September 1999.

     - NerveCenter(TM) -- NerveCenter is a market leading, rules-based event management application designed to ensure high levels of network and application availability. NerveCenter uses graphical network behavior models to filter through voluminous network messages, identify critical problems and automatically launch appropriate corrective actions. NerveCenter is the first end-to-end event management solution across network devices, applications and UNIX, Windows NT systems. Version 4.0 was under development at the Network & Storage Management Group which would provide a basis for a storage area network management solution. Management estimates the completion and release of version 4.0 in September 1999.

     - Policy Exec(TM) version 1.0 -- Policy Exec is a policy management system that creates policies according to goals, completely automates storage management tasks, and provides fault isolation and automated corrective action. Management estimates the completion and release of this product in October 1999.

     - Replication Exec(TM) -- Replication Exec provides real time data protection for NT servers, back-up staging, rapid recovery, disaster protection bandwidth throttling, and intelligent data distribution. Replication Exec delivers the most flexible and intelligent data replication for Windows NT environments. It can efficiently and automatically duplicate files or file systems

                      NOTES TO VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

 1. BASIS OF PRO FORMA PRESENTATION (CONTINUED) at any number of locations for complete data protection or information distribution. Replication Exec offers centralized management, high replication performance, minimal system overhead, both real-time and schedule-based replication, and selectable bandwidth usage. Replicate remote data to a central site for centralized backup, offload backup from production servers for 24x7 operations, or distribute information to any number of servers on the local area network or wide area network from a central site. In August 1998, the Network & Storage Management Group business released the first version of this product. However, this version does not have sufficient features to serve the enterprise customer. A next release version 2.0 was under development at the Network & Storage Management Group business to add these required features. Management estimates the completion and release of version 2.0 of this product in December 1999.

     TeleBackup was founded in 1995 to further the development of remote backup technology. TeleBackup is an information technology company that is developing dynamic software that allows corporations and end-users to backup their data remotely. TeleBackup's software initiates all backups automatically with no required intervention by the user. It also safeguards against disaster by storing the data at an offsite location. TeleBackup's unique features make the process of backing up large amounts of data significantly faster than any other known technology using standard modems.

     TeleBackup products

     - TSInfoPro 2.05 -- TSInfoPro is a new system for eliminating data loss designed to support Microsoft Windows 98. Features include enhanced compact disc disaster recovery, improved querying, open file manger, and encryption. Management estimates the completion and release of this product in August 1999.

     - TSInfoPro 3.00 -- An improved system for eliminating data loss with a graphical user interface. Features include increased bandwidth, redesigned client and server interfaces, file processing, and administrative applications. Significant development efforts were begun and TeleBackup including, creating a larger bandwith, a major redesign of the graphical user interface and changing 90% of the server to be available for NT. Management estimates the completion and release of this product in April 2000.

     Some of the potential risks involved in completing the development for the TeleBackup releases include, but are not limited to the following. The user interface development could be expensive due to the options and technologies needed in identifying the target customer. In addition, the hierarchical storage management and NetBackup will likely need some more modification to run or work well together.

     The server product is not quite available for NT, but is expected to be soon, and the admin. station for NT is in the beginning phase of several phases.

     Research and development effort

     The Network & Storage Management Group business estimates approximately $6.0 million to complete the development of the identified in-process projects that are being acquired by VERITAS. TeleBackup estimates approximately $630,000 to complete the development of the identified

                      NOTES TO VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

 1. BASIS OF PRO FORMA PRESENTATION (CONTINUED) in-process projects that are being acquired. The Network & Storage Management Group's and TeleBackup's research and development expenditure forecasts include, but are not limited to:

     - technology coding;

     - feasibility tests;

     - platform integration; and

     - alpha and beta testing.

     Due to the fact that the transactions have only recently been consummated, the calculations are preliminary. Therefore, more information will be forthcoming as the analysis is completed of the in-process research and development acquired at the Network & Storage Management Group and TeleBackup.

     Factors that could affect analysis.

     The following factors have the potential to affect analysis:

     - the effect of the uncertainty surrounding the successful development of the in-process research and development products is one of the many factors that comprise the selected discount rate;

     - there is risk associated with the revenue of all of the identified in-process research and development projects. The expected benefit from the in-process research and development projects is expected to occur at the release dates for each of the projects discussed previously; and

     - if any of the estimates for release dates, product life cycle, or product revenue are different, then there may be an impact on the future results of the company.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets.

 2. PRO FORMA NET LOSS PER SHARE

     The VERITAS unaudited pro forma combined condensed statements of operations have been prepared as if the NSMG combination and the TeleBackup combination had occurred at the beginning of the periods presented. The pro forma basic and diluted net loss per share are based on the weighted average number of shares of VERITAS common stock outstanding during each period and the number of shares of VERITAS common stock to be issued in connection with the NSMG combination and the TeleBackup combination. The following options and other potential common securities, based upon the options outstanding as of the periods presented and closing price of

                      NOTES TO VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

 2. PRO FORMA NET LOSS PER SHARE (CONTINUED)
VERITAS common stock as of the effective time, have not been included in the computation of pro forma diluted net loss per share because their effect would be antidilutive.


                                                                  AS OF         AS OF
                                                               DECEMBER 31,   JUNE 30,
                POTENTIAL COMMON SECURITIES                        1998         1999
                ---------------------------                    ------------   ---------
                                                                    (IN THOUSANDS)
VERITAS options outstanding.................................      16,422       24,174
Options to be issued in connection with the NSMG
  combination...............................................       6,864           --
Options to be issued in connection with the TeleBackup
  combination...............................................         156           --
Common stock issuable upon conversion of VERITAS' 5.25%
  convertible notes.........................................       4,651        4,651
                                                                  ------       ------
                                                                  28,093       28,825
                                                                  ======       ======



     The VERITAS options outstanding as of June 30, 1999 include the options issued in the NSMG and TeleBackup combinations, both of which were completed prior to June 30, 1999.


 3. CONVERSION OF TELEBACKUP TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND US$

     The financial statements for TeleBackup which were prepared in accordance with Canadian generally accepted accounting principles have been conformed to U.S. generally accepted accounting principles for purposes of including them in the VERITAS unaudited pro forma combined condensed financial statements. None of the adjustments necessary to conform the TeleBackup financial statements to U.S. generally accepted accounting principles were material to either the historical financial statements of TeleBackup or the VERITAS unaudited pro forma combined condensed financial statements. The balance sheet and statements of operations for TeleBackup were translated to U.S. dollars using average exchange rates for the VERITAS unaudited pro forma combined condensed statements of operations and period-end and historical exchange rates for the VERITAS unaudited pro forma combined condensed balance sheet, as applicable.

 4. PRO FORMA ADJUSTMENTS


     (1) To eliminate the effect of the intercompany transactions between VERITAS and TeleBackup.



     (2) To reflect amortization of goodwill, distribution channel/original equipment manufacturer agreements, developed technology and trademark/assembled workforce/other intangibles related to the NSMG combination for the period from January 1, 1999 to May 28, 1999, the closing date of the transaction.



     (3) To reflect amortization of goodwill, distribution channel/original equipment manufacturer agreements, developed technology, and trademark/assembled workforce related to the TeleBackup combination for the period from January 1, 1999 to June 1, 1999, the closing date of the transaction.



     (4) To reflect the elimination of the Network & Storage Management's Group's amortization of developed technology, goodwill and other intangibles.



     (5) To adjust to the tax benefit for VERITAS based upon pro forma losses incurred.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Seagate Software, Inc.

     We have audited the accompanying combined balance sheets of the Network & Storage Management Group, a division of Seagate Software, Inc., as of July 3, 1998 and June 27, 1997, and the related combined statements of operations, group equity and cash flows for each of the three years in the period ended July 3, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Network & Storage Management Group at July 3, 1998 and June 27, 1997, and the combined results of its operations and its cash flows for each of the three years in the period ended July 3, 1998, in conformity with generally accepted accounting principles.

     As discussed more fully in the Summary of Significant Accounting Policies footnote, the Network & Storage Management Group has modified the methods used to assess impairment of goodwill and, accordingly, has restated the consolidated financial statements for the fiscal years ended July 3, 1998 and June 27, 1997 to reflect this change.

                                                 /s/ ERNST & YOUNG LLP

San Jose, California
September 21, 1998,
except for the second paragraph of the Summary of Significant Accounting Policies footnote, as to which the date is
April 8, 1999

                       NETWORK & STORAGE MANAGEMENT GROUP

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)
                                     ASSETS

                                                      JUNE 27,      JULY 3,      APRIL 2,
                                                        1997         1998          1999
                                                      ---------    ---------    -----------
                                                                                (UNAUDITED)
Cash................................................  $     921    $   4,879    $     2,024
Accounts receivable, net............................     14,387       15,982         23,090
Inventories.........................................      2,907          711            399
Loan receivable from Seagate Technology and
  affiliates........................................         --           --         42,111
Other current assets................................      2,589          480          3,349
                                                      ---------    ---------    -----------
  Total current assets..............................     20,804       22,052         70,973
Equipment and leasehold improvements, net...........     17,066       11,338         12,733
Goodwill and other intangibles, net.................     56,217       41,331         31,564
                                                      ---------    ---------    -----------
  Total assets......................................  $  94,087    $  74,721    $   115,270
                                                      =========    =========    ===========

                                        LIABILITIES
Loan payable to Seagate Technology and affiliates...  $  25,616    $  10,636    $        --
Accounts payable....................................      5,674        3,782          4,754
Accrued employee compensation.......................      8,304        8,011         10,107
Accrued expenses....................................      9,785        7,143          9,533
Accrued income taxes................................         --        1,290         18,828
Deferred revenue....................................      3,573        3,880          7,740
                                                      ---------    ---------    -----------
  Total current liabilities.........................     52,952       34,742         50,962
Deferred income taxes...............................      6,233        1,691            697
Other liabilities...................................        301          255             --
                                                      ---------    ---------    -----------
  Total liabilities.................................     59,486       36,688         51,659
Commitments and contingencies

                                       GROUP EQUITY
Contributed capital.................................    258,010      258,586        258,884
Accumulated deficit.................................   (223,409)    (220,553)      (195,273)
                                                      ---------    ---------    -----------
  Total group equity................................     34,601       38,033         63,611
                                                      ---------    ---------    -----------
  Total liabilities and group equity................  $  94,087    $  74,721    $   115,270
                                                      =========    =========    ===========

See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                               FOR THE YEARS ENDED          NINE MONTHS ENDED
                                         -------------------------------   -------------------
                                         JUNE 28,    JUNE 27,   JULY 3,    APRIL 3,   APRIL 2,
                                           1996        1997       1998       1998       1999
                                         ---------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Revenues:
Licensing..............................  $ 102,869   $130,661   $160,192   $120,102   $156,118
Licensing from Seagate Technology......      9,374      4,920      5,048      4,167      5,135
Maintenance, support and other.........      4,499      5,921      9,806      7,270      8,972
                                         ---------   --------   --------   --------   --------
  Total revenues.......................    116,742    141,502    175,046    131,539    170,225
Cost of revenues:
Licensing..............................     13,211     11,834     13,714     10,991      8,241
Licensing from Seagate Technology......      3,999      1,834        411        402        329
Maintenance, support and other.........        194        789      2,067      1,379      2,598
Amortization of developed
  technologies.........................      9,941     17,655      7,143      6,394      2,360
                                         ---------   --------   --------   --------   --------
  Total cost of revenues...............     27,345     32,112     23,335     19,166     13,528
                                         ---------   --------   --------   --------   --------
Gross profit...........................     89,397    109,390    151,711    112,373    156,697
Operating expenses:
Sales and marketing....................     55,875     68,238     68,314     51,365     63,649
Research and development...............     32,543     33,565     31,677     24,015     26,718
General and administrative.............     20,031     26,021     22,254     17,089     15,557
In-process research and development....     61,066         --      6,800         --         --
Amortization of goodwill and other
  intangibles..........................     13,035     20,250     13,236     10,656      7,697
Restructuring costs....................      9,502      2,524         --         --         --
                                         ---------   --------   --------   --------   --------
  Total operating expenses.............    192,052    150,598    142,281    103,125    113,621
                                         ---------   --------   --------   --------   --------
Income (loss) from operations..........   (102,655)   (41,208)     9,430      9,248     43,076
Interest expense.......................     (1,013)    (2,733)      (768)      (768)       (74)
Other, net.............................        308        155         55         24      1,472
                                         ---------   --------   --------   --------   --------
Interest and other, net................       (705)    (2,578)      (713)      (744)     1,398
                                         ---------   --------   --------   --------   --------
Income (loss) before income taxes......   (103,360)   (43,786)     8,717      8,504     44,474
Benefit from (provision for) income
  taxes................................      8,764     10,586     (5,861)    (5,835)   (19,194)
                                         ---------   --------   --------   --------   --------
Net income (loss)......................  $ (94,596)  $(33,200)  $  2,856   $  2,669   $ 25,280
                                         =========   ========   ========   ========   ========

See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            FOR THE YEARS ENDED            NINE MONTHS ENDED
                                                     ---------------------------------   ---------------------
                                                     JUNE 28,    JUNE 27,     JULY 3,    APRIL 3,    APRIL 2,
                                                       1996        1997        1998        1998        1999
                                                     ---------   ---------   ---------   ---------   ---------
                                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)..................................  $ (94,596)  $ (33,200)  $   2,856   $   2,669   $  25,280
Adjustments to reconcile net income (loss) to net
  cash from operating activities:
    Depreciation and amortization..................     24,274      32,642      28,018      23,783      16,314
    Deferred income taxes..........................     (1,700)     (7,505)     (4,542)     (3,508)       (994)
    Write-off of in-process research and
       development.................................     61,066          --       6,800          --          --
    Write-off or write-down of goodwill and
       intangibles.................................      2,157      13,106       1,900       1,900          --
    Write-offs due to restructure..................      4,427       1,494          --          --          --
    Other..........................................        400          --          --          --          --
    Changes in operating assets and liabilities:
       Accounts receivable.........................     (8,420)      7,432      (1,360)     (3,050)     (7,108)
       Inventories.................................        117      (1,588)      2,206       2,358         312
       Other current assets........................        848        (419)      2,118         768      (2,869)
       Accounts payable............................      2,636      (1,581)     (2,218)     (1,757)        972
       Accrued employee compensation...............      1,211       1,738        (371)      1,146       2,096
       Accrued expenses............................      5,899          --      (2,671)     (1,342)      2,390
       Accrued income taxes........................       (950)      3,486       1,866       7,598      17,836
       Deferred revenue............................         88         (81)        232        (101)      3,860
       Other liabilities...........................     (3,130)       (399)        (46)        (40)       (255)
                                                     ---------   ---------   ---------   ---------   ---------
    Net cash provided by (used in) operating
       activities..................................     (5,673)     15,125      34,788      30,424      57,834
INVESTING ACTIVITIES
Acquisitions of businesses, net of cash acquired...    (31,102)         --     (10,000)         --          --
Acquisition of equipment and leasehold
  improvements, net................................     (9,380)    (12,625)     (3,530)     (4,034)     (7,652)
Acquisition of intangibles.........................         --          --      (2,320)         --        (290)
Other, net.........................................          4          --          --          --          --
                                                     ---------   ---------   ---------   ---------   ---------
    Net cash used in investing activities..........    (40,478)    (12,625)    (15,850)     (4,034)     (7,942)
FINANCING ACTIVITIES
Funding by Seagate Technology for acquisitions of
  businesses.......................................     27,143          --          --          --          --
Borrowings from Seagate Technology.................    131,287     144,427     160,347     104,202     108,784
Repayments to Seagate Technology...................   (113,665)   (150,398)   (175,327)   (129,938)   (161,531)
                                                     ---------   ---------   ---------   ---------   ---------
    Net cash provided by (used in) financing
       activities..................................     44,765      (5,971)    (14,980)    (25,736)    (52,747)
Effect of exchange rate changes on cash............         (2)         --          --          --          --
                                                     ---------   ---------   ---------   ---------   ---------
    Increase (decrease) in cash....................     (1,388)     (3,471)      3,958         654      (2,855)
    Elimination of Arcada's net cash activity for
       the duplicated six months ended December 30,
       1995........................................      1,768          --          --          --          --
Cash at the beginning of the period................      4,012       4,392         921         921       4,879
                                                     ---------   ---------   ---------   ---------   ---------
Cash at the end of the period......................  $   4,392   $     921   $   4,879   $   1,575   $   2,024
                                                     =========   =========   =========   =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest...........................  $      32   $     156   $      --   $      --   $      --
  Cash paid for income taxes.......................      1,694         304       1,814   $     451   $   1,055

See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                      COMBINED STATEMENTS OF GROUP EQUITY
                                 (IN THOUSANDS)

                                                               ACCUMULATED
   FOR THE NINE MONTHS ENDED APRIL 2, 1999,                       OTHER
AND FOR THE YEARS ENDED JULY 3, 1998, JUNE 27,  CONTRIBUTED   COMPREHENSIVE   ACCUMULATED
           1997 AND JUNE 28, 1996,                CAPITAL        INCOME         DEFICIT      TOTAL
----------------------------------------------  -----------   -------------   -----------   --------
BALANCE AT JUNE 30, 1995....................     $140,610        $    2        $ (95,693)   $ 44,919
Acquisition by Seagate Technology of OnDemand
  Software, Inc. and minority interest of
  Arcada Holdings, Inc......................       98,249            --               --      98,249
Acquisition by Seagate Technology of Calypso
  Software Systems, Inc.....................       13,799            --               --      13,799
Income tax benefit from Seagate Technology
  stock option exercises....................        1,866            --               --       1,866
Foreign currency translation adjustment.....           --            (2)              --          (2)
Net loss....................................           --            --          (94,596)    (94,596)
Elimination of Arcada Holdings, Inc. activity
  for the duplicated six months ended December
  30, 1995..................................           --            --               80          80
                                                 --------        ------        ---------    --------
BALANCE AT JUNE 28, 1996....................      254,524            --         (190,209)     64,315
Income tax benefit from Seagate Technology
  stock option exercises....................        3,486            --               --       3,486
Net loss....................................           --            --          (33,200)    (33,200)
                                                 --------        ------        ---------    --------
BALANCE AT JUNE 27, 1997....................      258,010            --         (223,409)     34,601
Income tax benefit from Seagate Technology
  stock option exercises....................          576            --               --         576
Net income..................................           --            --            2,856       2,856
                                                 --------        ------        ---------    --------
BALANCE AT JULY 3, 1998.....................      258,586            --         (220,553)     38,033
Income tax benefit from Seagate Technology
  stock option exercises (unaudited)........          298            --               --         298
Net income (unaudited)......................           --            --           25,280      25,280
                                                 --------        ------        ---------    --------
BALANCE AT APRIL 2, 1999
(unaudited).................................     $258,884            --        $(195,273)   $ 63,611
                                                 ========        ======        =========    ========

See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of business. The Network & Storage Management Group ("NSMG" or the "Network & Storage Management Group") develops and markets software products and provides related services enabling information technology ("IT") professionals to manage distributed network resources and to secure and protect enterprise data. The Network & Storage Management Group operates in a single industry segment, and its products offer features such as system backup, disaster recovery, migration, replication, automated client protection, storage resource management, scheduling, event correlation and desktop management.

     The Network & Storage Management Group is an operating division of Seagate Software, Inc. ("Seagate Software"), which is a majority-owned and consolidated subsidiary of Seagate Technology, Inc. ("Seagate Technology"), a data technology company that provides products for storing, managing and accessing digital information on computer systems. Seagate Software is headquartered in Scotts Valley, California and has 49 offices and operations in 18 countries worldwide.

     Restatement of Financial Statements. The Network & Storage Management Group had previously allocated a portion of goodwill to developed technology and evaluated the impairment of goodwill based on the revenues from the related software. Using this method, the Network & Storage Management Group recorded write-downs and write-offs of goodwill in fiscal 1997 in the amount of $10,259,000. The Network & Storage Management Group has re-evaluated its methodology and determined that goodwill should not be allocated to developed technology under Accounting Principles Board Opinion 17, "Intangible Assets." As a result, the Network & Storage Management Group has made adjustments to decrease the amounts of goodwill previously written-down and written-off from $10,259,000 to $6,173,000 in fiscal 1997. The additional goodwill of $4,086,000 is being amortized over the remaining estimated useful lives of approximately 5 years.

     The effect of this adjustment on previously reported combined financial statements as of and for the years ended July 3, 1998 and June 27, 1997 is as follows (in thousands, except per share amounts):

                                              AS REPORTED               AS RESTATED
                                             AS OF AND FOR             AS OF AND FOR
                                            THE YEARS ENDED           THE YEARS ENDED
                                         ----------------------    ----------------------
                                         JUNE 27,      JULY 3,     JUNE 27,      JULY 3,
                                           1997         1998         1997         1998
                                         ---------    ---------    ---------    ---------
Amortization of goodwill...............  $  23,987    $  12,456    $  20,250    $  13,236
Income (loss) from operations..........    (44,945)      10,210      (41,208)       9,430
Net income (loss)......................    (36,937)       3,636      (33,200)       2,856
Goodwill and other intangible assets,
  net..................................     52,480       38,374       56,217       41,331
Accumulated deficit....................   (227,146)    (223,510)    (223,409)    (220,553)

                       NETWORK & STORAGE MANAGEMENT GROUP

     The effect of this adjustment on previously reported combined financial statements as of and for the nine months ended April 3, 1998 is as follows (in thousands, except per share amounts):

                                                        AS REPORTED          AS RESTATED
                                                     -----------------    -----------------
                                                     AS OF AND FOR THE    AS OF AND FOR THE
                                                     NINE MONTHS ENDED    NINE MONTHS ENDED
                                                       APRIL 3, 1998        APRIL 3, 1998
                                                     -----------------    -----------------
                                                        (UNAUDITED)          (UNAUDITED)
                                                     -----------------    -----------------
Amortization of goodwill...........................      $  10,071            $  10,656
Income from operations.............................          9,833                9,248
Net income.........................................          3,254                2,669
Goodwill and other intangible assets, net..........         36,014               39,168
Accumulated deficit................................       (223,892)            (220,741)

     Basis of presentation. These financial statements have been prepared using the historical basis of accounting and are presented as if the Network & Storage Management Group had existed as an entity separate from Seagate Software and Seagate Technology during the periods presented. These financial statements include the historical assets, liabilities, revenues and expenses that are directly related to the Network & Storage Management Group's operations. For certain assets and liabilities of Seagate Software that are not specifically identifiable with the Network & Storage Management Group, estimates have been used to allocate such assets and liabilities to the Network & Storage Management Group by applying methodologies management believes are appropriate.

     The unaudited quarterly consolidated financial statements presented have been prepared on a basis consistent with the audited consolidated financial statements, pursuant to the rules and regulations of the Securities and Exchange Commission.

     The statements of operations include all revenues and costs attributable to the Network & Storage Management Group, including allocations of certain corporate administration, finance, and management costs. Such costs were proportionately allocated to the Network & Storage Management Group based on detailed inquiries and estimates of time incurred by Seagate Software's corporate marketing and general and administrative departmental managers. In addition, certain of Seagate Software's operations are shared locations involving activities that pertain to the Network & Storage Management Group as well as to other businesses of Seagate Software. Costs incurred in shared locations are allocated based on specific identification, or where specific identification is not possible, such costs are allocated between the Network & Storage Management Group and other businesses of Seagate Software using methodologies that management believes are reasonable. Transactions and balances between entities and locations within the Network & Storage Management Group have been eliminated.

     From August 1994 to June 1996, Seagate Technology acquired seven software companies that were engaged in developing and marketing network and/or storage management software products. In addition, in February 1996, Seagate Technology merged with Conner Peripherals, Inc. ("Conner") in a transaction accounted for as a pooling-of-interests. In connection with the merger, Seagate Technology purchased the outstanding minority interests in Conner's storage management software operations under Arcada Holdings, Inc. ("Arcada"). Also, in June 1998, the Network & Storage Management Group acquired Eastman Software for $10,000,000 in cash. The amount of capital contributed by Seagate Technology for acquisitions is determined by the amounts paid for such acquisitions by Seagate Technology on behalf of the Network & Storage Management Group. The

                       NETWORK & STORAGE MANAGEMENT GROUP
accompanying financial statements present the combined results of operations of the acquired companies from the dates of acquisition.

     The Network & Storage Management Group operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June
30. Accordingly, fiscal 1996 ended on June 28, 1996, fiscal 1997 ended on June 27, 1997, and fiscal 1998 ended on July 3, 1998. Fiscal years 1996 and 1997 were comprised of 52 weeks, and fiscal 1998 was comprised of 53 weeks. Fiscal 1999 will be a 52-week year and will end on July 2, 1999. All references to years in the notes to combined financial statements represent fiscal years unless otherwise noted.

     Arcada, which was acquired by the Network & Storage Management Group pursuant to Seagate Technology's merger with Conner, had a fiscal year that ended on the Saturday closest to December 31. Accordingly, Arcada's statement of operations for the year ended December 30, 1995 has been combined with the Network & Storage Management Group's statement of operations for the year ended June 30, 1995. In order to conform Arcada's fiscal year end to the Network & Storage Management Group's fiscal year end, the Network & Storage Management Group's combined statement of operations for the year ended June 28, 1996 includes six months (July 1, 1995 through December 30, 1995) for Arcada which are also included in the Network & Storage Management Group's combined statement of operations for the year ended June 30, 1995.

     Economic dependence on Seagate Technology. The Network & Storage Management Group incurred net losses of $94,596,000 and $33,200,000 during 1996 and 1997, respectively, and had a working capital deficit of $12,690,000 at July 3, 1998. On July 4, 1998, Seagate Software and Seagate Technology renewed the Revolving Loan Agreement on substantially the same terms and conditions as the prior agreement that was dated June 28, 1996. Under the Revolving Loan Agreement, Seagate Technology finances certain of Seagate Software's working capital needs. The Revolving Loan Agreement provides for maximum outstanding borrowings of up to $60,000,000 and is renewable every two years. Outstanding borrowings by the Network & Storage Management Group from Seagate Technology and affiliates were $25,616,000 and $10,636,000 at June 27, 1997 and July 3, 1998, respectively and a net receivable of $42,111,000 (unaudited) at April 2, 1999. Borrowings from Seagate Technology consist primarily of amounts used to fund the Network & Storage Management Group's operating activities. A net receivable position existed as of April 2, 1999 primarily due to an increase in loan repayments to Seagate Technology resulting from an increase in cash generated from operations. The loan balance is offset and presented on the balance sheet as a net receivable or net payable in accordance with the terms of the loan agreement. Beginning in fiscal 1999, the Network & Storage Management Group will pay interest at the LIBOR rate plus 2% per annum on such borrowings; the Network & Storage Management Group previously paid interest at 6%. Interest expense as presented in the statement of operations primarily relates to interest incurred under the Revolving Loan Agreement.

     The Network & Storage Management Group and Seagate Software are economically dependent on Seagate Technology and believe that to the extent future cash flows from operations and borrowings under the existing loan agreement with Seagate Technology are not sufficient to fund the Network & Storage Management Group's working capital deficit and planned activities during the next 12 months, that additional funding will be available at a reasonable cost from Seagate Technology.

     Accounting estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect

                       NETWORK & STORAGE MANAGEMENT GROUP
the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

     Concentration of credit risk. Financial instruments that potentially subject the Network & Storage Management Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. The Network & Storage Management Group places its cash and cash equivalents in high credit quality financial institutions. Accounts receivable are derived from revenues earned from customers primarily located in North America. The Network & Storage Management Group performs ongoing credit evaluations of its customers and generally does not require collateral. The Network & Storage Management Group maintains reserves for potential credit losses and historically such losses have been immaterial. Revenue from one third-party customer, Ingram Micro, accounted for 17%, 22% and 27% of the Network & Storage Management Group's total revenues in 1996, 1997 and 1998, and 28% (unaudited) in the nine months ended April 3, 1998 and 28% (unaudited) in the nine months ended April 2, 1999. Revenue from another third-party customer, Tech Data, accounted for 12% of the Network & Storage Management Group's total revenues in 1998.

     Foreign currency translation. The U.S. dollar is the functional currency for all of the Network & Storage Management Group's foreign operations. Gains and losses on the remeasurement into U.S. dollars of amounts denominated in foreign currencies are included in net income.

     Earnings per share. The Network & Storage Management Group is a division of Seagate Software and has no formal capital structure. Accordingly, earnings per share information is not presented.

     Cash management. Seagate Technology uses a centralized cash management function for all of its domestic operations, including domestic operations of the Network & Storage Management Group.

     Cash and cash equivalents. The Network & Storage Management Group considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. The Network & Storage Management Group typically uses available cash in excess of amounts required for operating activities to pay amounts due under the Revolving Loan Agreement. Accordingly, the Network & Storage Management Group has not had significant cash equivalents to date.

     Inventories. Inventories are stated at the lower of cost (first in, first out method) or market, and consist primarily of materials used in software products, related supplies and packaging materials.

     Equipment and leasehold improvements. Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Assets under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term.

     Goodwill and other intangible assets. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair values of tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over five to seven years. The carrying values of long-term assets and intangibles other than developed technology ("other intangibles") are reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that carrying values of long-term assets and other intangibles and associated goodwill will not be recoverable based on projected undiscounted future cash flows, carrying values are reduced to estimated fair values by first reducing goodwill and second by reducing long-term assets and other intangibles.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Other intangible assets consist of trademarks, assembled workforces, distribution networks, developed technology, customer bases, and covenants not to compete related to acquisitions accounted for by the purchase method. See Note on Business Combinations and Acquisitions. Amortization of purchased intangibles, other than acquired developed technology, is provided on the straight-line basis over the respective useful lives of the assets ranging from 36 to 60 months for trademarks, 24 to 48 months for assembled workforces and distribution networks, 12 to 36 months for customer bases and 18 to 24 months for covenants not to compete. In-process research and development without alternative future use is expensed when acquired.

     Developed technology and capitalized software development costs. The Network & Storage Management Group applies Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", to software technologies developed internally, acquired in business acquisitions, and purchased.

     Internal development costs are included in research and development and are expensed as incurred. SFAS 86 requires the capitalization of certain internal development costs once technological feasibility is established, which based on the Network & Storage Management Group's development process generally occurs upon the completion of a working model. As the time period between the completion of a working model and the general availability of software has been short, capitalization of internal development costs has not been material to date. Capitalized costs are amortized based on the greater of the straight-line basis over the estimated product life (generally 30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues.

     Purchased developed technology, including developed technology acquired in business acquisitions, is amortized based on the greater of the straight-line basis over the estimated useful life (30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues. The recoverability of the carrying value of purchased developed technology and associated goodwill is reviewed periodically. The carrying value of developed technology is compared to the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support (net undiscounted cash flows) and to the extent that the carrying value exceeds the undiscounted cash flows the difference is written off. If the developed technology was acquired in a business combination the carrying value of any related goodwill is also compared to the estimated net discounted cash flows less the carrying value of the developed technology and if the carrying value of the goodwill exceeds the net undiscounted cash flows the difference is written off.

     Fair value disclosures. The Network & Storage Management Group maintains its cash principally with major banks in interest- and non-interest-bearing bank accounts. There are no realized or unrealized gains or losses and fair value approximates carrying value for all cash balances.

     Pushdown and carveout accounting. Seagate Technology has provided substantial services to Seagate Software, including general management, treasury, tax, financial reporting, benefits administration, insurance, information technology, legal, accounts payable and receivable and credit functions. Seagate Technology has charged Seagate Software for these services through corporate expense allocations, and such expenses in turn have been reallocated by Seagate Software to the Network & Storage Management Group and to the other businesses of Seagate Software. The amount of corporate expense allocations is dependent upon the total amount of allocable costs incurred by Seagate Technology on behalf of Seagate Software and the Network & Storage Management Group less amounts charged as a specific cost or expense rather than by allocation.

                       NETWORK & STORAGE MANAGEMENT GROUP

Included in the Network & Storage Management Group's general and administrative expenses are Seagate Technology allocation charges of $1,771,000, $1,462,000 and $730,000 for 1996, 1997 and 1998, respectively and $525,000 (unaudited) and $387,000 (unaudited) for the nine months ended April 3, 1998 and April 2, 1999, respectively. Included in sales and marketing expenses are Seagate Technology allocation charges of $14,000, $12,000 and $462,000 for 1996, 1997 and 1998,
respectively and $459,000 (unaudited) and $216,000 (unaudited) for the nine months ended April 3, 1998 and April 2, 1999, respectively. The increase in sales and marketing expenses in 1998 was due to proportional cost allocations from Seagate Technology's corporate branding program, which consisted of television and newspaper advertisements.

     The Network & Storage Management Group's employees participated in Seagate Technology's profit sharing plan through the first quarter of fiscal 1998 and in Seagate Technology's management bonus plan during 1997. The Network & Storage Management Group has since adopted its own bonus plan. Compensation expenses recorded by the Network & Storage Management Group under Seagate Technology's plans totaled $700,000, $2,664,000 and $0 for 1996, 1997 and 1998, respectively.

     The employees of the Network & Storage Management Group also participate in Seagate Technology Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock of Seagate Technology through payroll deductions at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, approximately 34,500, 71,200 and 75,700 shares of common stock of Seagate Technology were issued to the Network & Storage Management Group's employees in 1996, 1997 and 1998, respectively.

     The U.S. employees of the Network & Storage Management Group also participate in the Seagate Technology tax-deferred savings plan, the Seagate Technology, Inc. Savings and Investment Plan (the "401(k) plan"). The 401(k) plan is designed to provide qualified employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the 401(k) plan on a monthly basis. The Network & Storage Management Group may make annual contributions to the 401(k) plan at the discretion of the Board of Directors. Network & Storage Management Group contributions were immaterial in fiscal years 1996 and 1997 and were $560,000 in fiscal year 1998.

     Revenue recognition. During fiscal 1998 and prior, the Network & Storage Management Group recognized revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1, "Software Revenue Recognition". The Network & Storage Management Group's total revenues are derived from license revenues for its various software products as well as maintenance, support, training and consulting. Revenues for maintenance, support services, training and consulting are recognized separately from software licenses. License revenues are recognized upon delivery of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. Allowances for estimated future returns are provided upon shipment. Maintenance and support revenues consist of ongoing support and product updates and are recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consulting are recognized when the services are performed.

     Revenues from resellers, including VARs, OEMs, distributors and Seagate Technology, are primarily recognized at the time of product delivery to the reseller. The Company's policy is to defer

                       NETWORK & STORAGE MANAGEMENT GROUP
such revenues if resale contingencies exist. Factors considered in the determination of whether such contingencies exist include, but are not limited to, payment terms, collectibility and past history with the customer.

     Product returns are reserved for in accordance with SFAS 48. Such returns are estimated based on historical return rates. The Company considers other factors such as fixed and determinable fees, resale contingencies, arms length contract terms and the ability to reasonably estimate returns to ensure compliance with SFAS 48. Additionally, the Network and Storage Management Group continually reviews its estimated product return provisions to ensure that they are reasonable in relation to actual product returns, which are quantified based on approved return authorization forms received prior to fiscal cutoff dates. Historically, the Network and Storage Management Group's estimated product return rates have not varied materially from actual product return rates.

     In October 1997 and March 1998, the American Institute of Certified Public Accountants issued Statements of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" ("SOP 98-4"). SOP 97-2 and SOP 98-4 provide guidance on recognizing revenue on software transactions and supersede SOP 91-1. The Network & Storage Management Group has assessed the impact of the requirements of SOP 97-2 and SOP 98-4 and has changed certain of its policies and procedures. The Network & Storage Management Group's adoption of SOP 97-2 and SOP 98-4 for transactions entered into after July 3, 1998 did not have a significant impact on revenues or results of operations for the first nine months of fiscal 1999.

     Advertising expense. The cost of advertising is expensed as incurred. The Network & Storage Management Group does not incur any direct response advertising costs. Advertising costs totaled $13,914,000, $18,571,000 and $12,358,000 in 1996, 1997 and 1998, respectively.

     Accounts receivable. Accounts receivable are summarized below, in thousands:

                                                         JUNE 27,    JULY 3,     APRIL 2,
                                                           1997       1998         1999
                                                         --------    -------    -----------
                                                                                (UNAUDITED)
Accounts receivable....................................  $15,340     $16,780     $ 33,165
Less allowance for non-collection......................     (953)       (798)     (10,075)
                                                         -------     -------     --------
                                                         $14,387     $15,982     $ 23,090
                                                         =======     =======     ========

     Inventory. The write-downs of inventory to the lower of cost or market were $800,000, $531,000 and $3,674,000 in 1996, 1997 and 1998, respectively. The write-down in fiscal 1998 was a result of consolidating Seagate Software's fulfillment warehouses and changing their strategy to have fulfillment activities handled by an outsourcing partner. As a result of this consolidation excess and obsolete components and finished goods were written down. The write-down in fiscal 1997 and 1996 related to excess and obsolete components and finished goods inventory.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Equipment and leasehold improvements. Equipment and leasehold improvements consisted of the following, in thousands:

                                                       JUNE 27,    JULY 3,      APRIL 2,
                                                         1997        1998         1999
                                                       --------    --------    -----------
                                                                               (UNAUDITED)
Equipment............................................  $ 24,063    $ 21,366     $ 24,616
Leasehold improvements...............................     5,274       5,783        8,276
                                                       --------    --------     --------
                                                         29,337      27,149       32,892
Less accumulated depreciation and amortization.......   (12,271)    (15,811)     (20,159)
                                                       --------    --------     --------
                                                       $ 17,066    $ 11,338     $ 12,733
                                                       ========    ========     ========

     Depreciation is recognized on the straight-line basis over the respective useful lives of the assets, ranging from two to five years for equipment and the life of the lease for building and leasehold improvements. Depreciation expense was $3,455,000, $7,393,000 and $9,111,000 in 1996, 1997 and 1998, respectively.

     Goodwill and other intangibles. Goodwill and other intangibles consisted of the following, in thousands:

                                                           JUNE 27,   JULY 3,     APRIL 2,
                                                             1997       1998        1999
                                                           --------   --------   -----------
                                                                                 (UNAUDITED)
Goodwill.................................................  $ 50,286   $ 49,039    $ 49,139
Developed technology.....................................    28,486     28,449      28,638
Trademarks...............................................     3,653      3,653       3,653
Assembled workforce......................................     4,638      2,568       2,568
Distribution network.....................................     2,925      2,925       2,925
Other intangibles........................................     8,604      9,743       9,743
                                                           --------   --------    --------
                                                             98,592     96,377      96,666
Accumulated amortization.................................   (42,375)   (55,046)    (65,102)
                                                           --------   --------    --------
Goodwill and other intangibles...........................  $ 56,217   $ 41,331    $ 31,564
                                                           ========   ========    ========

     Amortization of developed technologies is included in costs of revenues. In 1996, 1997 and 1998 amortization expense for goodwill and other intangibles includes write-offs and write-downs to the estimated fair value of $2,157,000, $6,173,000 and $1,900,000, respectively. In 1997 the amortization of acquired developed technologies included in cost of revenues includes write-downs and write-offs to net realizable value of $6,918,000.

     Periodically, the Network & Storage Management Group reviews the carrying value of its intangibles other than developed technology to ascertain if there has been any impairment. In 1996, the former owner of Frye Computer Systems, Inc. (a 1995 acquisition) and its original founder, Mr. Frye, left the Network & Storage Management Group. With his departure, the Network & Storage Management Group decided to release Mr. Frye from the remaining period of his covenant not to compete and to not use the Frye name trademark in future products. As a result, the remaining carrying value of the covenant not to compete and trademark and associated goodwill totalling $2,157,000 were written off.

                       NETWORK & STORAGE MANAGEMENT GROUP

     The Network & Storage Management Group also periodically reviews the net realizable value of developed technology under the guidance of SFAS No. 86. The Network & Storage Management Group compares the estimated undiscounted future cash flows on a product by product basis to the unamortized cost of developed technology. Unamortized costs in excess of the estimated undiscounted cash flows are written off. The impairment write-offs for developed technology recorded in 1997 were caused by a number of factors including the Network & Storage Management Group's decision to stop selling products or technologies such as DOS, new acquisitions, or new product designs. The Network & Storage Management Group is not currently generating revenue from any products for which the related developed technology has been impaired.

     In addition, the Network & Storage Management Group assesses the impairment of goodwill not within the scope of SFAS 121 under Accounting Principles Board Opinion No. 17, "Intangible Assets" (APB 17). During 1997, the Network & Storage Management Group wrote-off and wrote-down goodwill amounting to $6,173,000. The write-offs and write-downs related to the decision to abandon and stop selling all current and future products acquired from Frye Computer Systems, Inc., the decision to abandon and stop selling virtually all current and future products acquired in the acquisition of Palindrome Corporation, and the decision to close down and sell Calypso Software Systems, Inc.

     The Network & Storage Management Group has capitalized the assembled workforce in most of its acquisitions. When the Network & Storage Management Group reviews the carrying value of its intangibles, if there remains less than 5% of the original workforce the related intangible is deemed impaired. In 1998, the Network & Storage Management Group wrote off the workforces and associated goodwill for three previous acquisitions, Network Computing, Inc., Netlabs, Inc., and Creative Interaction Technologies, Inc. because less than 5% of the original workforce remained.

     The following table provides quantitative information about the write-offs and write-downs of goodwill and other intangibles, in thousands:

                                           1996                    1997                    1998
                                   ---------------------   ---------------------   ---------------------
                                                           DEVELOPED
                                   INTANGIBLE   GOODWILL   TECHNOLOGY   GOODWILL   INTANGIBLE   GOODWILL
                                   ----------   --------   ----------   --------   ----------   --------
COVENANT NOT TO COMPETE
  Frye Computer Systems, Inc.....    $1,188       $744
TRADEMARK
  Frye Computer Systems, Inc.....       225
DEVELOPED TECHNOLOGY
  Netlabs, Inc...................                            $  780
  Palindrome Corporation.........                             2,740      $2,930
  Calypso Software Systems,
     Inc.........................                             1,627       2,573
  Creative Interaction
     Technologies, Inc...........                             1,176
  Frye Computer Systems, Inc.....                               463         670
  Network Computing, Inc.........                               132

                       NETWORK & STORAGE MANAGEMENT GROUP

                                           1996                    1997                    1998
                                   ---------------------   ---------------------   ---------------------
                                                           DEVELOPED
                                   INTANGIBLE   GOODWILL   TECHNOLOGY   GOODWILL   INTANGIBLE   GOODWILL
                                   ----------   --------   ----------   --------   ----------   --------
ASSEMBLED WORKFORCE
  Network Computing, Inc.........                                                     $120       $  155
  Netlabs, Inc...................                                                      431        1,045
  Creative Interaction
     Technologies, Inc...........                                                       82           67
                                     ------       ----       ------      ------       ----       ------
     Total.......................    $1,413       $744       $6,918      $6,173       $633       $1,267
                                     ======       ====       ======      ======       ====       ======

NEW ACCOUNTING PRONOUNCEMENTS

     The Network & Storage Management Group intends to adopt Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") during fiscal 1999. Both standards will require additional disclosure, but will not have a material effect on the Network & Storage Management Group's financial position or results of operations. SFAS 130 establishes standards for the reporting and display of comprehensive income, including net income and items that are currently reported directly as a component of stockholders' equity such as changes in foreign currency translation adjustments and changes in the fair value of available-for-sale financial instruments. SFAS 131 changes the way companies report segment information and requires segments to be determined based on how management measures performance and makes decisions about allocating resources. The Network & Storage Management Group has not provided the disclosures related to SFAS 130 for the nine month periods ended April 3, 1998 and April 2, 1999, as these amounts are immaterial.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. It also provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. The Network & Storage Management Group has not yet determined the impact, if any, of adopting this statement. The disclosures prescribed by SOP 98-1 will be effective for the Network & Storage Management Group's combined financial statements for the fiscal year ending June 30, 2000.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" to defer the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. The Network & Storage Management Group generally does not use derivative financial instruments and the impact of SFAS 133 is not anticipated to be material when adopted.

                       NETWORK & STORAGE MANAGEMENT GROUP

BUSINESS COMBINATIONS AND ACQUISITIONS

     The Network & Storage Management Group has a history of acquisitions and during the three most recent fiscal years acquired Arcada Holdings, Inc., Calypso Software Systems, Inc., OnDemand Software, Inc. and Sytron Corporation in 1996, made no acquisitions in 1997, and acquired Eastman Software Storage Management Group, Inc. in 1998.

     In accordance with the provisions of APB Opinion 16, all identifiable assets, including identifiable intangible assets, were assigned a portion of the cost of the acquired enterprise (purchase price) on the basis of their respective fair values. This included the portion of the purchase price properly attributed to incomplete research and development projects that should be expensed according to the requirements of Interpretation 4 of SFAS No. 2.

     Valuation of acquired intangible assets. To determine the value of developed technologies, the expected future cash flows of existing product and core technologies were evaluated, taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of each product. Based on this analysis, the existing technologies that had reached technological feasibility were capitalized.

     To determine the value of in-process research and development, the Network & Storage Management Group considered, among other factors, the state of development of each project, the time and cost needed to complete each project, expected income, associated risks which included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development for projects that had not yet reached technological feasibility and which did not have alternative future uses. The Income Approach, which includes analysis of markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each in-process research and development project. The underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of in-process research & development projects.

     To determine the value of developed technologies, the expected future cash flows of existing product technologies were evaluated, taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of each product. Based on this analysis, the existing technologies that had reached technological feasibility were capitalized.

     To determine the value of the distribution networks and customer bases, the Network & Storage Management Group considered, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning the business relationships from the acquired entity to the Network & Storage Management Group and risks related to the viability of and potential changes to future target markets.

     To determine the value of trademarks, the Network & Storage Management Group considered, among other factors, the assumption that in lieu of ownership of a trademark, the Network & Storage Management Group would be willing to pay a royalty in order to exploit the related benefits of such trademark.

                       NETWORK & STORAGE MANAGEMENT GROUP

     To determine the value of assembled workforces, the Network & Storage Management Group considered, among other factors, the costs to replace existing employees including search costs, interview costs and training costs.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. If the values assigned to identified tangible and intangible assets exceed the amounts paid, including the effect of deferred taxes, the values assigned to long-term assets were reduced proportionally.

     Acquisition of Sytron Corporation. In July 1995, Arcada Software, Inc., a majority-owned subsidiary of Arcada, acquired the assets and liabilities of Sytron Corporation, a company that developed, produced and marketed software products for data storage management. The purchase price of approximately $5,017,000 was paid in cash. Arcada accounted for the acquisition using the purchase method, and the results of operations of Sytron are only included in the Network & Storage Management Group's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets....................  $  848
Liabilities assumed.........................................    (508)
Developed technology........................................   1,487
In-process research and development.........................   2,817
Goodwill....................................................     373
                                                              ------
                                                              $5,017
                                                              ======

     Acquisition of minority interest of Arcada Holdings, Inc. The combination of Seagate Software with Arcada Holdings, Inc. ("Arcada"), a company which developed, marketed and supported data protection and storage management software products that operated across multiple desktop and client/server environments, was accounted for as a pooling-of-interests and, accordingly, all prior periods presented in the accompanying combined financial statements include the accounts and operations of Arcada. Arcada's results of operations for the duplicated six months ended December 30, 1995 were as follows, in thousands:

                                                              SIX MONTHS ENDED
                                                              DECEMBER 30, 1995
                                                              -----------------
Net revenues................................................       $37,700
Operating expenses..........................................        29,320
Other income................................................           588
Net loss....................................................           (80)

     In connection with the pooling-of-interests, the Network & Storage Management Group acquired the then outstanding minority interest of Arcada. The minority interest was approximately 31% on a fully diluted basis. The acquisition of the minority interest was accounted for as a purchase and in connection with the acquisition, Seagate Technology issued 2,553,000 shares of common stock with a fair market value of approximately $52,009,000 and 1,817,000 options to purchase common stock with a fair market value of approximately $33,065,000 (aggregate fair value of $85,074,000). The value of the shares of Seagate Technology common stock issued to shareholders of Arcada was determined based on the average market price of Seagate Technology's common stock five days before and five days after October 3, 1995, the date that the terms of the acquisition were agreed to. The options were issued to employees of Arcada and Conner, Arcada's parent, in exchange for options of Arcada.

                       NETWORK & STORAGE MANAGEMENT GROUP

The options have a term of 10 years and vest 1/16 per quarter over 4 years. The value of the options were based on the intrinsic value of the options, which approximates the fair value. The following is a summary of the purchase price allocation for the acquisition of the minority interest, in thousands:

Assembled workforce.........................................  $ 1,355
Distribution network........................................       94
Corporate accounts..........................................      375
Strategic alliances.........................................    1,437
OEM agreements..............................................    3,217
Value added resellers.......................................    2,030
Trademarks..................................................    2,811
Developed technology........................................    4,623
In-process research and development.........................   43,949
Deferred tax liability......................................   (6,254)
Goodwill....................................................   31,437
                                                              -------
                                                              $85,074
                                                              =======

     Intangible assets were identified through (i) analysis of the acquisition agreement, (ii) consideration of the Network & Storage Management Group's intentions for future use of the acquired assets, and (iii) analysis of data available concerning Arcada's products, technologies, markets, historical financial performance, estimates of future performance and the assumptions underlying those estimates. The economic and competitive environment in which the Network & Storage Management Group and Arcada operate was also considered in the valuation analysis.

     Specifically, purchased research and development ("purchased R&D") was identified and valued through extensive interviews and discussions with the Network & Storage Management Group and Arcada management and the analysis of data provided by Arcada concerning Arcada's developmental products their respective stage of development, the time and resources needed to complete them, their expected income generating ability, target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project. A portion of the purchase price was allocated to the developmental projects based on the appraised fair values of such projects.

DISCUSSION OF IN-PROCESS RESEARCH & DEVELOPMENT ONE TIME WRITE-OFF

OVERVIEW

     As of the acquisition date, Arcada had spent a significant amount of money on research and development related to the re-development efforts to add features and utilities to the Desktop, NetWare and Windows NT products such as disk grooming, hierarchical storage management, upgraded graphical user interfaces, file and server replication, and server mirroring in order to continue to meet increasingly complex user needs.

     In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Seagate purchased existing products from Arcada, since the majority of the original underlying code and base technology for the

                       NETWORK & STORAGE MANAGEMENT GROUP

NetWare and Windows NT product families was completed in the 1990 time frame, the technologies, as of the date of valuation, were undergoing significant re-development.

ASSUMPTIONS

     Revenue

     Future revenue estimates were generated for the following product families:
(i) Desktop, (ii) NetWare, and (iii) Windows NT. Aggregate revenue for Arcada products was estimated to be approximately $94 million for the ten and one-half months ending December 31, 1996. Revenues were estimated to increase to approximately $161 million and $234 million for calendar years 1997 and 1998 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 35% to 40% for calendar years 1999 through 2002. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues, (iii) growth rates for the storage management software market,
(iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product's underlying technology. The estimated product development cycle for the new products ranged from 12 to 18 months.

     Operating expenses

     Operating expenses used in the valuation analysis of Arcada included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both Seagate Software and Arcada's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies ranged from approximately 5% to 30% (30% for Desktop, 10% for NetWare, and 5% for Windows NT). The Network & Storage Management Group's cost of goods sold was 23% for fiscal 1996, 23% for fiscal 1997, and 13% for fiscal 1998.

     General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 12% in calendar 1996 to 8% in calendar 1998 and beyond.

     Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 30% throughout the estimation period.

     Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed technologies and 3% of revenue for the in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, the Network & Storage Management Group management anticipated the costs to complete the Desktop, NetWare, and Windows NT technologies

                       NETWORK & STORAGE MANAGEMENT GROUP
at approximately $6.8 million, $4.5 million, and $7.5 million, respectively. Since the acquisition date, all projects originally acquired from Arcada were commercially released prior to the end of the fourth quarter of fiscal 1997.

     Effective tax rate

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

     Discount rate

     The discount rates selected for Arcada's developed and in-process technologies were 15% and 17.5% respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (approximately 13% to 15% at the date of acquisition) of its parent, Seagate Technology, Inc. and (ii) the Weighted Average Return on Assets (approximately 18%). The discount rate utilized for the in-process technology was determined to be higher than Seagate's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     Acquisition of OnDemand Software, Inc. In March 1996, the Network & Storage Management Group acquired all of the outstanding shares and stock options of OnDemand Software, Inc. ("OnDemand"), a company engaged in developing, producing and marketing WinINSTALL, a product which automates installation, upgrades and uninstalls of network applications throughout the enterprise. The purchase price of approximately $13,425,000 was paid in cash. The Network & Storage Management Group accounted for the acquisition using the purchase method, and the results of operations of OnDemand are only included in the Network & Storage Management Group's operations since the date the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets....................  $   832
Liabilities assumed.........................................     (227)
Assembled workforce.........................................      270
Developed technology........................................    2,000
Covenant not to compete.....................................       50
In-process research and development.........................    8,900
Goodwill....................................................    1,600
                                                              -------
                                                              $13,425
                                                              =======

     OnDemand develops and markets electronic software distribution products involved in network management in the client/server environment. OnDemand's flagship product is WinINSTALL. As of the date of acquisition, OnDemand was in the process of developing the next generation of WinINSTALL Version 6.0. A significant feature of Version 6.0 (not available by any competitive product) was a rollback with clone capability, which would allow the user to selectively return a PC to a previous state upon installation failure or upon user demand. In order for WinINSTALL Version 6.0 to become a commercially viable product, OnDemand, as of the valuation date, had undergone or was in the process of undergoing significant development efforts, including

                       NETWORK & STORAGE MANAGEMENT GROUP

(i) developing rollback facilities, including clone capability, (ii) expanding global editor to be included in the WinINSTALL registry file, (iii) improving WinINSTALL Remote to ease package generation and distribution, (iv) adding a feature that would allow optional electronic mail notification on installation failure and on installation refusals due to reaching license limitations, and
(v) expanding copy options and interactive install displays, adding substitution variables, and allowing version control of backup files.

     As of the date of acquisition, Company management anticipated the costs to complete WinINSTALL Version 6.0 at approximately $920,000. Since the acquisition date, the acquired in-process research and development from OnDemand has been completed and the related products have been released prior to the end of fiscal 1997.

     Acquisition of Calypso Software Systems, Inc. In May 1996, the Network & Storage Management Group acquired all of the outstanding shares of Calypso Software Systems, Inc. ("Calypso"), a company engaged in developing, producing and marketing software for managing systems and applications in complex, distributed client/server computer networks. The purchase price of approximately $13,865,000 was paid in cash. The Network & Storage Management Group accounted for the acquisition using the purchase method, and the results of operations of Calypso are only included in the Network & Storage Management Group's operations since the date the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets....................  $ 1,209
Liabilities assumed.........................................     (245)
Assembled workforce.........................................      400
Developed technology........................................    3,600
Customer base...............................................      540
In-process research and development.........................    5,400
Goodwill....................................................    2,961
                                                              -------
                                                              $13,865
                                                              =======

     Calypso is a software developer in the enterprise network/system management market. Calypso provides software which is designed to enable companies to automate the management of their distributed applications. At the date of acquisition, Calypso had two main products: Maestro Vision ("Maestro") and Atrium Extendible Management System ("EMS") for Spectrum. Both existing products, as of the acquisition date, were planned to be phased out over the following 24 months. Calypso, at the acquisition date, was in the process of developing the next generation Atrium EMS product that can be sold stand-alone. Both Maestro and Atrium EMS for Spectrum were originally designed for use only on certain system platforms, Cabletron and Spectrum, respectively. However, Atrium EMS (stand-alone) would allow systems managers on any system platform to distribute software; monitor CPU, memory, and operating system administration; manage applications, file systems, and print services; and perform UNIX and NT system administration.

     As of the date of acquisition, Calypso had undergone or was in the process of undergoing the re-write of code in C+, adding navigator capabilities, developing web server and browser interoperability, developing CORBA interoperability, and developing Network OLE/COM interoperability for Atrium EMS (stand-alone). The estimated cost to complete, at the date of acquisition, was approximately $750,000. These in process research and development projects were successfully completed prior to a restructuring of operations in the third quarter of fiscal 1997. As a result of this restructuring and a

                       NETWORK & STORAGE MANAGEMENT GROUP
change in the Company's strategic direction, in the first quarter of fiscal 1998 the Company disposed of all the developed and in process technologies originally acquired from Calypso.

     Acquisition of Eastman Software Storage Management Group, Inc. In June 1998, the Network & Storage Management Group acquired all of the outstanding capital stock of Eastman Software Storage Management Group, Inc. ("Eastman"), a company engaged in developing, producing and marketing hierarchical storage management products for the Windows NT platform. The purchase price of approximately $10,000,000 was paid in cash. Approximately $6,800,000 of the total purchase price represented the value of in-process technology that had not yet reached technological feasibility, had no alternative future uses and was charged to the Network & Storage Management Group's operations in the quarter ended July 3, 1998. The Network & Storage Management Group accounted for the acquisition using the purchase method, and the results of operations of Eastman are only included in the Network & Storage Management Group's operations since the date the acquisition was completed. Pro forma financial information is not presented as such amounts are not material. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets....................  $   535
Liabilities assumed.........................................     (508)
Assembled workforce.........................................      340
Developed technology........................................      500
In-process research and development.........................    6,800
Microsoft agreement.........................................    1,500
Goodwill....................................................      833
                                                              -------
                                                              $10,000
                                                              =======

OVERVIEW

     Eastman Software Storage Management Group's two primary products are OPEN/stor for Windows NT and AvailHSM for NetWare. By integrating Eastman's product line, the Network & Storage Management Group will be able to convert their Storage Migrator product into a stand-alone HSM application for Windows NT environments. As of the date of acquisition the Network & Storage Management Group abandoned the AvailHSM product and technology due to dated features and functionality; the valuation analysis did not include a fair value for the AvailHSM product.

     As for OPEN/stor at the date of acquisition the Network & Storage Management Group planned to phase out the product over the following 12 to 15 months. NSMG's purpose for the acquisition was for the next generation technologies that were underway at Eastman referenced by project names Sakkara and Phoenix. These projects were complete re-writes of Eastman's prior generation technology that would allow the product to be sold stand-alone upon completion.

     In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although the Network & Storage Management Group purchased existing products from Eastman, the existing products did not operate on a stand-alone basis. Therefore, as mentioned above, all of the original underlying code and base technology for the next generation products were in the process of being completely re-written as date of valuation.

                       NETWORK & STORAGE MANAGEMENT GROUP

ASSUMPTIONS

     Revenue

     Future revenue estimates were generated for the following technologies: (i) OPEN/stor, (ii) Sakkara, and (iii) Phoenix. Aggregate revenue for existing Eastman products was estimated to be approximately $167,000 for the one month ending June 30, 1998. Revenues were estimated to increase to approximately $3.9 million and $7.1 million for fiscal years 1999 and 2000 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 20% to 30% for fiscal years 2001 through 2006. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues,
(iii) growth rates for the storage management software market, (iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales, cycles, and
(vii) the estimated life of a product's underlying technology.

     Operating expenses

     Operating expenses used in the valuation analysis of Eastman included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both the Network & Storage Management Group's and Eastman's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold expressed as a percentage of revenue for the developed and in-process technologies was estimated to be approximately 5% throughout the estimation period. The Network & Storage Management Group's cost of goods sold was 23% for fiscal 1996 and 23% for fiscal 1997.

     General and administrative ("G&A") expenses. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 10% throughout the estimation period.

     Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 27% throughout the estimation period.

     Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed and in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, the Network & Storage Management Group's management anticipated the costs to complete the in-process technologies at approximately $1.8 million.

                       NETWORK & STORAGE MANAGEMENT GROUP

EFFECTIVE TAX RATE

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate Software's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

DISCOUNT RATE

     The discount rates selected for Eastman's developed and in-process technologies were 15% and 20%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (approximately 15% at the date of acquisition) and (ii) the Weighted Average Return on Assets (approximately 18%). The discount rate utilized for the in-process technology was determined to be higher than Seagate Software's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate Software's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

STOCK OPTION PLANS

     The Seagate Software option plan provides for the issuance of either incentive or nonstatutory stock options to employees and consultants of Seagate Software and Seagate Technology. Seagate Software has reserved a total of 12,600,000 shares under the Plan. Options granted under Seagate Software's Plan are granted at fair market value, expire ten years from the date of the grant and vest over four years; 20% at the end of years one and two and 30% at the end of years three and four.

     The following table summarizes information about Seagate Software options outstanding as of July 3, 1998 for employees of the Network & Storage Management Group. Certain of Seagate Software's operations are shared locations involving activities that pertain to the Network & Storage Management Group as well as to other businesses of Seagate Software. Options outstanding for employees in shared locations have been allocated based on specific identification for each employee.

                           OPTIONS OUTSTANDING             EXERCISABLE OPTIONS
                  --------------------------------------   --------------------
                                 WEIGHTED
                                  AVERAGE       WEIGHTED               WEIGHTED
                                 REMAINING      AVERAGE                AVERAGE
   EXERCISE       NUMBER OF     CONTRACTUAL     EXERCISE    NUMBER     EXERCISE
    PRICES         SHARES     LIFE (IN YEARS)    PRICE     OF SHARES    PRICE
---------------   ---------   ---------------   --------   ---------   --------
$          4.00   1,293,677         7.9          $ 4.00     495,911     $4.00
$          6.00   1,875,278         9.0            6.00     132,420      6.00
$ 7.50 -- 11.00     879,597         9.6            8.86       4,780      8.08
$         12.75   1,467,378        10.0           12.75          --        --
                  ---------                                 -------
          Total   5,515,930         9.1            7.78     633,111      4.45
                  =========                                 =======

     Pro forma information. In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 provides an alternative to Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APBO 25") and requires additional disclosures. Seagate Software and the Network & Storage Management Group have elected to follow APBO 25 in accounting for stock options granted. Under APBO 25, Seagate Software and the Network &

                       NETWORK & STORAGE MANAGEMENT GROUP

Storage Management Group generally have not recognized compensation expense with respect to such options.

     Pro forma information regarding net income and earnings per share is required by SFAS 123 for stock options granted after June 30, 1995, as if the Network & Storage Management Group had accounted for Seagate Software stock options under the fair value method of SFAS 123. The fair value of Seagate Software options granted to Network & Storage Management Group employees was estimated using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because the Seagate Software stock options granted to the Network & Storage Management Group's employees have characteristics significantly different from those of exchange-traded options (and are not fully transferable) and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its stock options granted to employees.

     The fair value of Seagate Software stock options granted to the Network & Storage Management Group's employees was estimated assuming no expected dividends and the following weighted average assumptions:

                                                 SEAGATE SOFTWARE       SEAGATE TECHNOLOGY
                                                    INCENTIVE             EMPLOYEE STOCK
                                                   STOCK OPTION              PURCHASE
                                                   PLAN SHARES             PLAN SHARES
                                               --------------------    --------------------
                                               1996    1997    1998    1996    1997    1998
                                               ----    ----    ----    ----    ----    ----
Expected life (in years).....................  3.65    3.65    3.67    .50     .50     .56
Risk-free interest rate......................   5.6%    6.2%    5.7%   5.4%    5.4%    5.5%
Volatility...................................   .55     .55     .55    .46     .46     .63

     The weighted average exercise price and weighted average fair value of Seagate Software stock options granted to Network & Storage Management Group employees in 1998 under Seagate Software's Plan were $9.04 and $4.20 per share, respectively. The weighted average purchase price and weighted average fair value of shares granted to Networ & Storage Management Group employees in 1998 under Seagate Technology Employee Stock Purchase Plan (the "Purchase Plan") were $26.99 and $12.03, respectively.

     For purposes of pro forma disclosures, the estimated fair value of options granted to the Network & Storage Management Group's employees is amortized over the options' vesting period for Seagate Software stock options and over the six-month purchase period for stock purchases under the Purchase Plan. For purposes of the determination of pro forma net loss, pro forma expense relating to stock options under FAS 123 was allocated based on Network & Storage Management Group headcount as a percentage of total Seagate Software headcount. The pro forma net loss was $94,846,000, $35,406,000 and $844,000 in 1996, 1997 and 1998, respectively. Because the Network & Storage Management Group does not have a formal capital structure, pro forma net loss per share is not presented.

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS 123 is applicable only to options granted subsequent to June 30, 1995, and Seagate Software did not commence granting stock options

                       NETWORK & STORAGE MANAGEMENT GROUP
for the purchase of Seagate Software common stock until June 1996, the pro forma effect will not be fully reflected until 2000.

INCOME TAXES

     The Network & Storage Management Group is included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Seagate Technology. Seagate Technology and Seagate Software have entered into a tax sharing agreement (the "Tax Allocation Agreement") pursuant to which the Network & Storage Management Group computes hypothetical tax returns (with certain modifications) as if the Network & Storage Management Group was not joined in consolidated or combined returns with Seagate Technology. The Network & Storage Management Group must pay Seagate Technology the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to a carryback, then Seagate Technology will pay the Network & Storage Management Group the amount of such refunds. At the end of fiscal 1996 and 1997, there were no intercompany tax-related balances outstanding between the Network & Storage Management Group and Seagate Technology. At the end of fiscal 1998, a $6,958,000 intercompany tax-related balance was due from the Network & Storage Management Group to Seagate Technology.

     The (benefit from) provision for income taxes consisted of the following, in thousands:

                                                           JUNE 28,    JUNE 27,    JULY 3,
                                                             1996        1997       1998
                                                           --------    --------    -------
Current tax expense
  Federal................................................  $(6,035)    $ (2,991)   $ 8,282
  State..................................................   (1,171)        (563)       908
  Foreign................................................      228          473      1,213
                                                           -------     --------    -------
          Total current tax expense......................   (6,978)      (3,081)    10,403
Deferred tax expense
  Federal................................................   (1,506)      (6,330)    (3,831)
  State..................................................     (280)      (1,175)      (711)
                                                           -------     --------    -------
          Total deferred tax expense.....................   (1,786)      (7,505)    (4,542)
                                                           -------     --------    -------
(Benefit from) provision for income taxes................  $(8,764)    $(10,586)   $ 5,861
                                                           =======     ========    =======

     The (benefit from) provision for income taxes has been computed on a separate return basis subject to the following modifications as required by the Tax Allocation Agreement: (i) profitable members of the consolidated return group are prohibited from applying tax net operating loss carryforwards and tax credit carryforwards to reduce their separately computed tax liabilities to the extent that current year tax losses or tax credits of other members are available to reduce a profitable member's separate tax liability; and (ii) members must reimburse other members to the extent they use another member's tax attributes to reduce their separately computed tax liabilities. Pursuant to the terms of the Tax Allocation Agreement, the tax benefits of certain of the Network & Storage Management Group's fiscal 1996 and 1997 tax losses and credits are recognized in the year such losses and credits are utilized by Seagate Technology in its tax returns.

                       NETWORK & STORAGE MANAGEMENT GROUP

     The pro forma information assuming a tax provision based on a separate filing basis is as follows, in thousands:

                                                               YEAR ENDED
                                                              JULY 3, 1998
                                                              ------------
Income before provision for income taxes....................     $8,717
Provision for income taxes..................................      3,064
                                                                 ------
Net income..................................................     $5,653
                                                                 ======

     The income tax benefits related to the exercise of employee stock options reduced amounts due to or increased amounts due from Seagate Technology pursuant to the Tax Allocation Agreement and were credited to additional paid-in capital. Such amounts approximated $1,866,000, $3,486,000 and $576,000 in 1996, 1997 and
1998, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Network & Storage Management Group's deferred tax assets and liabilities were as follows, in thousands:

                                                              JUNE 27,    JULY 3,
                                                                1997        1998
                                                              --------    --------
DEFERRED TAX ASSETS
Reserves and accruals not currently deductible..............  $  5,001    $  5,526
Depreciation................................................       819        (980)
Acquisition-related items...................................     8,445       8,534
Domestic and foreign net operating loss carryforwards.......    12,779      12,788
Tax credit carryforwards....................................     1,155       1,155
Other.......................................................     1,170       1,535
                                                              --------    --------
          Total deferred tax assets.........................    29,369      28,558
Valuation allowance.........................................   (29,369)    (28,558)
                                                              --------    --------
          Net deferred tax assets...........................        --          --
                                                              ========    ========
DEFERRED TAX LIABILITIES
Acquisition-related items...................................    (6,233)     (1,691)
                                                              --------    --------
          Total deferred tax liabilities....................    (6,233)     (1,691)
                                                              --------    --------
          Net deferred tax liabilities......................  $ (6,233)   $ (1,691)
                                                              ========    ========

     A valuation allowance has been provided for the deferred tax assets as of the end of fiscal 1997 and 1998. Realization of the deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. In addition, the net operating loss and tax credit carryforwards of acquired subsidiaries are subject to further limitations on utilization due to the "change in ownership" provisions of Internal Revenue Code Section 382 and the "separate return limitation year" rules of the federal consolidated return regulations. Approximately $5,416,000 of the valuation allowance as of July 3, 1998, is attributable to deferred tax assets that when realized will reduce unamortized goodwill or other intangible assets of the acquired subsidiaries. The valuation allowance increased by $12,197,000 and $2,942,000 in 1996 and 1997, respectively and decreased by $811,000 in 1998.

                       NETWORK & STORAGE MANAGEMENT GROUP

     As of July 3, 1998, the Network & Storage Management Group has domestic and foreign net operating loss carryforwards of approximately $36,538,000 expiring in 2003 through 2010, if not used to offset future taxable income. In addition, the Network & Storage Management Group, as of July 3, 1998, has research and development tax credit carryforwards of approximately $1,155,000 expiring in 2005 through 2011, if not used to offset future tax liabilities.

     The reconciliation between the (benefit from) provision for income taxes at the U.S. statutory rate and the effective rate is summarized as follows, in thousands:

                                                           JUNE 28,    JUNE 27,    JULY 3,
                                                             1996        1997       1998
                                                           --------    --------    -------
(Benefit) provision at U.S. statutory rate...............  $(36,176)   $(15,325)   $3,051
State income taxes (benefit), net........................      (761)       (563)      909
Foreign taxes in excess of the U.S. statutory rate.......        18          75       153
In-process research and development......................    15,382          --        --
Goodwill and other acquisition-related items.............     2,833       4,307     2,894
Valuation allowance......................................     9,936       1,395      (811)
Other....................................................         4        (475)     (335)
                                                           --------    --------    ------
                                                           $ (8,764)   $(10,586)   $5,861
                                                           ========    ========    ======

     Cumulative undistributed earnings of certain foreign operations of the Network & Storage Management Group, of $2,276,000 are considered to be permanently invested in non-U.S. operations. No income tax has been provided on these amounts. Additional state and federal taxes that would have to be provided if these earnings were repatriated to the U.S. cannot be determined at this time.

COMMITMENTS

     Leases. The Network & Storage Management Group leases certain property, facilities and equipment under non-cancelable lease agreements. Facility leases expire at various dates through 2008 and contain various provisions for rental adjustments. The leases require the Network & Storage Management Group to pay property taxes, insurance and normal maintenance costs. The Network & Storage Management Group also occupies certain facilities owned by Seagate Technology. Future minimum payments for operating leases were as follows at July 3, 1998, in thousands:

                                                              OPERATING
                                                               LEASES
                                                              ---------
1999........................................................   $ 5,137
2000........................................................     4,605
2001........................................................     2,995
2002........................................................     2,603
2003........................................................     2,471
After 2003..................................................    34,287
                                                               -------
                                                               $52,098
                                                               =======

     Total rent expense for all facility and equipment operating leases was approximately $2,743,000, $4,094,000 and $4,781,000 for 1996, 1997 and 1998,
respectively.

                       NETWORK & STORAGE MANAGEMENT GROUP

LEGAL PROCEEDINGS

     On December 22, 1998, a former employee commenced an action in the Superior Court of Santa Cruz County against Seagate Software, Inc. claiming promissory fraud and fraudulent inducement to enter a contract, breach of a contract, constructive wrongful discharge and related claims, seeking monetary and injunctive relief. Specifically, the former employee alleges that a Seagate Software officer agreed to sell him a division of the Network & Storage Management Group business. On May 10, 1999 the plaintiff filed a dismissal with prejudice of all claims with the Superior Court.

     The Network & Storage Management Group business is engaged in various legal actions arising in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on the Network & Storage Management Group business' financial position, liquidity or results of operations.

RESTRUCTURING COSTS

     Restructuring charges were $9.5 million in fiscal 1996 and $2.5 million in fiscal 1997. The 1996 restructuring charges pertain to the acquisition of Arcada Holdings, Inc. in February 1996. As a result of the acquisition, the Network & Storage Management Group business had obtained duplicate technologies and product lines in data protection and storage management software as those assets acquired in the Palindrome Corporation ("Palindrome") acquisition in fiscal 1995. The Network & Storage Management Group determined that it would be beneficial to consolidate the world-wide sales, marketing, research and development, technical support and other operations and administrative functions of its network and storage management business. A restructuring plan was approved by the Seagate Software Board of Directors in March 1996 and the plan resulted in facility closures and staff reductions of 43 at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as staff reductions of 69 at the former Palindrome facility in Naperville, Illinois. In addition, because Arcada had a better industry reputation and superior products to those of Palindrome, the Network & Storage Management Group's plan and strategy going forward was to focus on the technologies and products acquired from Arcada. The revenue and net operating loss relating to products acquired from Palindrome for fiscal 1996 was $15.9 million and $2.1 million, respectively. For fiscal 1997, the revenue and net operating loss relating to products acquired from Palindrome was $3.3 million and $3.7 million, respectively.

     The non-cash restructuring charges included amounts for abandonment of the Palindrome trademarks, impairment of the capitalized workforce intangible assets pertaining to the acquisition of Palindrome because of the planned layoff of personnel, write-off of a duplicate trade show booth, and write-off of obsolete Palindrome marketing materials. Cash restructuring charges included amounts for severance and benefits to terminated Palindrome employees, costs for facilities lease termination, other contract cancellation fees, and merger related costs incurred by Arcada in the acquisition of the Arcada minority pooling of interests by Seagate Technology.

     The fiscal 1997 restructuring charges netted to $2.5 million, comprised of a $3.4 million restructuring charge that included the closure of the Network & Storage Management Group's facility located in Cupertino, California. This facility closure resulted in cash charges for severance and benefits for 69 employee terminations and non-cash charges for excess facilities and the write down of equipment. In addition, the $3.4 million included amounts related to the decision, after concluding a sale was no longer viable, to no longer pursue the technologies acquired in the fiscal 1996 acquisition of Calypso Software Systems, Inc. and to shut down its operations. This decision resulted in cash charges for severance and benefits for 35 employee terminations and non-cash

                       NETWORK & STORAGE MANAGEMENT GROUP
charges for the write off of certain remaining intangible assets of Calypso. The revenue and net operating loss relating to products acquired from Calypso for fiscal 1996 was $444,000 and $53,000, respectively. For fiscal 1997, the revenue and net operating loss relating to products acquired from Calypso was $640,000 and $47,000, respectively.

     The restructuring charges recorded in fiscal 1997 were reduced by $957,000 for the reversal of amounts pertaining to the fiscal 1996 restructuring charges as a result of a higher than planned number of voluntary employee terminations without severance benefits prior to the facility shutdown and completion of other aspects of the restructuring plan at less than the originally estimated cost, net of an increase in the accrual for facilities lease payments due to changes in estimates of the costs to terminate leases after facilities closure.

     A summary of Network & Storage Management Group business restructuring activities is provided below (in thousands):

                                      SEVERANCE                                                          CONTRACT     LEGAL AND
                                     AND EMPLOYEE                                                      CANCELLATION   ACCOUNTING
                                       BENEFITS     FACILITIES   EQUIPMENT   INVENTORY   INTANGIBLES       FEES          FEES
                                     ------------   ----------   ---------   ---------   -----------   ------------   ----------
1996 restructuring charges.........     $1,554        $1,571      $1,018       $300        $4,312          $67           $525
Cash charges.......................       (518)           --          --         --            --           --           (568)
Non-cash charges...................         --          (121)       (116)        --        (4,052)          --             --
                                        ------        ------      ------       ----        ------          ---           ----
Reserve balances, June 28, 1996....      1,036         1,450         902        300           260           67            (43)
1997 restructuring charges.........        770           505         728         --         1,378           --             --
Cash charges.......................       (975)         (915)         --         --            --           --             --
Non-cash charges...................         --           (72)        (44)        --        (1,378)          --             --
Adjustments and
  reclassifications................       (351)          267        (172)      (300)         (260)         (67)            43
                                        ------        ------      ------       ----        ------          ---           ----
Reserve balances, June 27, 1997....        480         1,235       1,414         --            --           --             --
Cash charges.......................       (373)         (519)         (9)        --            --           --             --
Non-cash charges...................         --            --      (1,045)        --            --           --             --
Adjustments and
  reclassifications................       (107)          467        (360)        --            --           --             --
                                        ------        ------      ------       ----        ------          ---           ----
Reserve balances, July 3, 1998.....         --         1,183          --         --            --           --             --
Cash charges (unaudited)...........         --          (375)         --         --            --           --             --
                                        ------        ------      ------       ----        ------          ---           ----
Reserve balances, April 2, 1999
  (unaudited)......................     $   --        $  808      $   --       $ --        $   --           --           $ --
                                        ======        ======      ======       ====        ======          ===           ====


                                      OTHER
                                     EXPENSES   TOTAL
                                     --------   ------
1996 restructuring charges.........    $155     $9,502
Cash charges.......................      --     (1,086)
Non-cash charges...................    (138)    (4,427)
                                       ----     ------
Reserve balances, June 28, 1996....      17      3,989
1997 restructuring charges.........     100      3,481
Cash charges.......................      --     (1,890)
Non-cash charges...................      --     (1,494)
Adjustments and
  reclassifications................    (117)      (957)
                                       ----     ------
Reserve balances, June 27, 1997....      --      3,129
Cash charges.......................      --       (901)
Non-cash charges...................      --     (1,045)
Adjustments and
  reclassifications................      --         --
                                       ----     ------
Reserve balances, July 3, 1998.....      --      1,183
Cash charges (unaudited)...........      --       (375)
                                       ----     ------
Reserve balances, April 2, 1999
  (unaudited)......................    $ --     $  808
                                       ====     ======

     The Network & Storage Management Group's remaining restructuring reserves at April 2, 1999 pertain to continuing lease payments on facilities that were closed and abandoned as a result of the Palindrome restructuring. The Network & Storage Management Group has been unable to sublease these facilities and anticipates that the remaining restructuring reserves will be utilized over the period through lease termination in fiscal 2002.

     The fiscal 1996 restructuring reserve of $9,502,000 was for the following specific items:

     Severance and employee benefits ($1,554,000) -- Severance and employee benefits included amounts for consolidation of operations and termination of employees at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as at the former Palindrome facility in Naperville, Illinois.

     Excess facilities ($1,571,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities located in Naperville, Westboro, the United Kingdom and France that are to be closed as a result of the restructuring actions.

     Equipment ($1,018,000) -- This amount is a reserve for equipment at the Naperville, Westboro, the United Kingdom and France facilities. It consists of computer equipment, furniture and fixtures

                       NETWORK & STORAGE MANAGEMENT GROUP
and software at these facilities that will not be used after the locations are closed. All the equipment provided for in this reserve has been abandoned.

     Inventory ($300,000) -- This consists of obsolete packaging material that will no longer be used and OEM inventory of $80,000 that will no longer be sold.

     Intangibles ($4,312,000) -- This write-off consists of Palindrome intangible assets of $3,534,000, $390,000 of developed technology related to Atlas and $388,000 of goodwill related to the Sytron acquisition. The Palindrome intangible assets were further broken down into trademark of $1,000,000, workforce of $1,188,000, distribution network of $69,000 and goodwill of $1,277,000. The Company decided to pursue the Arcada brand name and trade mark and abandon the Palindrome trademark. As a result, Network & Storage Management Group business determined that it would lay off substantially all employees (121 employees) of Palindrome located at the Naperville facility. At the time of original purchase, Network & Storage Management Group business proportionally allocated goodwill to long-lived intangible assets based upon the original purchase price. The amounts of goodwill included in the restructuring reserve relate to the remaining unamortized goodwill associated with the intangible assets written off.

     Contract cancellation ($67,000) -- This $67,000 item is a canceled contract for outsourced Technical Support with a vendor used by Palindrome.

     Legal/Accounting fees ($525,000) -- This $525,000 represents an estimate of the legal and accounting fees that were to be incurred by Arcada from the acquisition of Arcada stock by Seagate Technology.

     Other ($155,000) -- This represents a trade show booth valued at $100,000 that is redundant and $55,000 for obsolete marketing materials.

     The above assets were not impaired in a prior period because their impairment arose specifically from the restructuring actions taken as a result of the acquisition of the minority interest in Arcada in the third quarter of fiscal 1996. Prior to the acquisition, Palindrome products were marketed and sold as part of the Seagate Software portfolio.

     In fiscal 1997, Seagate Software recorded an additional restructuring reserve of $3,481,000 that resulted primarily from the plan to shutdown Manchester operations and the decision to try to sell the Calypso technology and a separate decision to consolidate NSMG operations which resulted in the shutdown of the Company's facility in Cupertino, California.

     Severance and employee benefits ($770,000) -- Severance and employee benefits included amounts for the shutdown and termination of employees at the Cupertino, California facility due to a consolidation of operations and the shutdown and termination of employees at the Calypso facility in Manchester, New Hampshire due to a decision to no longer pursue the Calypso products and technologies.

     Excess facilities ($505,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities closures in Manchester, New Hampshire and Cupertino, California.

     Equipment ($728,000) -- This reserve is for equipment in the Manchester and Cupertino facilities that would not be used after the shutdowns. It consisted of largely of computer equipment but also included amounts for furniture and fixtures and software. All the equipment provided for in this reserve has been abandoned.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Intangibles ($1,378,000) -- This asset consisted of Calypso related intangibles first capitalized upon the acquisition of Calypso in fiscal 1996. The amounts written down included Net Developed Technology of $1,086,000 and Assembled Workforce of $292,000. These assets were written off based on management's plan to sell Calypso and its products and technologies.

     Other ($100,000) -- This represents miscellaneous additional costs related to the Manchester (Calypso) shutdown.

     The above assets were not impaired in a period prior to recording the restructuring reserves because their impairment arose specifically from the business decision and plan in the fourth quarter of fiscal 1997 to close the Manchester (Calypso) facility and abandon that technology and the additional decision to consolidate operations of the company and close the Cupertino facility.

EXPORT SALES

     Export sales were $32,468,000, $40,748,000 and $57,752,000 in 1996, 1997 and 1998, respectively.

LEGAL PROCEEDINGS (UNAUDITED)

     On December 22, 1998, a former employee commenced an action in the Superior Court of Santa Cruz County against Seagate Software, Inc., claiming promissory fraud and fraudulent inducement to enter a contract, breach of a contract, constructive wrongful discharge and related claims, seeking monetary and injunctive relief. Specifically, the former employee alleges that a Seagate Software officer agreed to sell him a division of the Network & Storage Management Group business. On May 10, 1999 the plaintiff filed a dismissal with prejudice of all claims with the Superior Court.

     In addition to the above, the Network & Storage Management Group business is engaged in legal actions arising in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on the Network & Storage Management Group business' financial position, liquidity or results of operations.

SUBSEQUENT EVENT (UNAUDITED)

     The Network & Storage Management Group, its parent company, Seagate Software, Inc. and Seagate Software's parent company, Seagate Technology, Inc. ("STI") announced on October 5, 1998 that they had entered into an Agreement and Plan of Reorganization (the "Plan") as of such date with VERITAS Holding Corporation ("New VERITAS") and VERITAS Software Corporation ("VERITAS"). The Plan was amended and restated on April 15, 1999. VERITAS provides end-to-end storage management software solutions.

     The Plan provided for the contribution by Seagate Software, STI and certain of their respective subsidiaries to New VERITAS of (a) the outstanding stock of the Network & Storage Management Group and certain other subsidiaries of Seagate Software and (b) those assets used primarily in the network storage management business of Seagate Software (the "NSMG Business"), in consideration for the issuance of shares of common stock of New VERITAS to Seagate Software and the offer by New VERITAS to grant options to purchase common stock of New VERITAS to certain of Seagate Software's employees who become employees of New VERITAS or its subsidiaries. As part of the Plan, New VERITAS also assumed certain liabilities of the NSMG Business.

                       NETWORK & STORAGE MANAGEMENT GROUP

     As a result of the closing in May 1999, New VERITAS issued approximate 69.1 million shares (on a post split basis) of its common stock to Seagate Software and 6.9 million options to purchase the common stock of New VERITAS were granted to NSMG business employees. The aggregate number of shares and options of New VERITAS received by Seagate Software and NSMG business employees equals approximately 40% of the fully diluted capitalization of New VERITAS (assuming conversion of all convertible securities, including the VERITAS convertible debentures, and exercise of assumed options and warrants) at the effective time of the closing.

     In connection with the contribution of the NSMG Business to New VERITAS, VERITAS became a wholly-owned subsidiary of New VERITAS through a merger with a subsidiary of New VERITAS of which VERITAS is the surviving entity. Upon consummation of the merger, the former security holders of VERITAS were issued New VERITAS securities representing approximately 60% of the fully diluted capitalization of New VERITAS as of the closing.

                       AUDITORS' REPORT TO THE DIRECTORS

     We have audited the balance sheets of Telebackup Systems Inc. as at December 31, 1997 and 1998 and the statements of operations and deficit and changes in financial position for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1997 and 1998 and the results of its operations and the changes in its financial position for each of the years in the three year period ended December 31, 1998 in accordance with generally accepted accounting principles in Canada.

     Generally accepted accounting principles in Canada differ in some respects from those applicable in the United States (note 13).

Chartered Accountants

Calgary, Canada
February 5, 1999

                            TELEBACKUP SYSTEMS INC.

                                 BALANCE SHEETS
                         (AMOUNTS IN CANADIAN DOLLARS)

                                     ASSETS

                                                          DECEMBER 31,
                                                   --------------------------    MARCH 31,
                                                      1997           1998          1999
                                                   -----------    -----------   -----------
                                                                                (UNAUDITED)
Current assets:
  Cash and temporary investments.................  $ 1,236,453    $ 6,151,624   $ 5,347,597
  Restricted cash (note 2).......................      124,123             --            --
  Accounts receivable............................      332,597        656,197     1,465,829
  Investment tax credit receivable...............       50,000             --            --
  Inventory......................................       83,994             --            --
  Prepaid expenses...............................        8,278         30,515        55,531
                                                   -----------    -----------   -----------
                                                     1,835,445      6,838,336     6,868,957
Capital assets (note 3)..........................    1,003,132        860,925       808,848
Debt issuance costs (net of amortization
  $17,641).......................................      431,590             --            --
                                                   -----------    -----------   -----------
                                                   $ 3,270,167    $ 7,699,261   $ 7,677,805
                                                   ===========    ===========   ===========

              LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable...............................  $   111,574    $   262,815   $   345,714
  Accrued liabilities............................       31,174         46,936        90,665
  Deferred revenue...............................           --      2,710,805     2,824,579
  Current portion of long-term debt (note 4).....      124,800        124,800       124,800
                                                   -----------    -----------   -----------
                                                       267,548      3,145,356     3,385,758
Long-term debt (note 4)..........................    3,004,260        302,260       271,020
Shareholders' equity (deficiency):
  Share capital (note 5).........................    2,982,155      8,885,247     9,171,872
  Warrants.......................................       80,000             --
  Deficit........................................   (3,063,796)    (4,633,602)   (5,150,845)
                                                   -----------    -----------   -----------
                                                        (1,641)     4,251,645     4,021,027
Combination agreement (note 12)..................
Commitments (note 7).............................
Canadian and United States accounting policy
  differences (note 13)..........................
                                                   -----------    -----------   -----------
                                                   $ 3,270,167    $ 7,699,261   $ 7,677,805
                                                   ===========    ===========   ===========

See accompanying notes to financial statements.

                            TELEBACKUP SYSTEMS INC.

                      STATEMENTS OF OPERATIONS AND DEFICIT
                         (AMOUNTS IN CANADIAN DOLLARS)

                                                                           THREE MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,                   MARCH 31,
                              ---------------------------------------   -------------------------
                                 1996          1997          1998          1998          1999
                              -----------   -----------   -----------   -----------   -----------
                                                                               (UNAUDITED)
Revenue:
  Product sales.............  $   233,353   $   347,235   $ 1,384,411   $   657,697   $   577,798
  Maintenance and support...       18,531        23,112       200,000        50,000            --
  Custom software
     development............           --       115,700     1,838,565            --       659,385
                              -----------   -----------   -----------   -----------   -----------
                                  251,884       486,047     3,422,976       707,697     1,237,183
Cost of sales:
  Product sales.............      106,058       123,930       311,369       154,171       162,421
  Maintenance, support and
     custom software
     development............       43,359        61,444       512,347            --       146,989
                              -----------   -----------   -----------   -----------   -----------
                                  149,417       185,374       823,716       154,171       309,410
Gross profit................      102,467       300,673     2,599,260       553,526       927,773
Expenses:
  General and
     administrative.........      496,753       808,256     1,180,981       143,392       620,958
  Selling and marketing.....      306,870       495,538     1,090,763       234,568       361,737
  Marketing and royalty
     agreement..............      100,000       100,000       200,000        25,000        50,000
  Research and
     development............      302,650       576,475     1,045,717       197,526       336,638
  Interest and bank charges,
     net....................       13,514        81,937        97,754         9,278       (64,074)
  Depreciation and
     amortization...........       24,117       108,073       553,851       143,963       139,757
                              -----------   -----------   -----------   -----------   -----------
                                1,243,904     2,170,279     4,169,066       753,727     1,445,016
                              -----------   -----------   -----------   -----------   -----------
Net loss....................   (1,141,437)   (1,869,606)   (1,569,806)     (200,201)     (517,243)
Deficit, beginning of
  period....................      (52,753)   (1,194,190)   (3,063,796)   (3,063,796)   (4,633,602)
                              -----------   -----------   -----------   -----------   -----------
Deficit, end of period......  $(1,194,190)  $(3,063,796)  $(4,633,602)  $(3,263,997)  $(5,150,845)
                              ===========   ===========   ===========   ===========   ===========
Net loss per share..........  $     (0.18)  $     (0.25)  $     (0.17)  $     (0.02)  $     (0.05)
                              ===========   ===========   ===========   ===========   ===========

See accompanying notes to financial statements.

                            TELEBACKUP SYSTEMS INC.

                  STATEMENTS OF CHANGES IN FINANCIAL POSITION
                         (AMOUNTS IN CANADIAN DOLLARS)

                                                                                        THREE MONTHS
                                                YEARS ENDED DECEMBER 31,               ENDED MARCH 31,
                                         ---------------------------------------   -----------------------
                                            1996          1997          1998          1998         1999
                                         -----------   -----------   -----------   ----------   ----------
                                                                                         (UNAUDITED)
Cash provided by (used in):
Operations:
  Net loss.............................  $(1,141,437)  $(1,869,606)  $(1,569,806)  $ (200,201)  $ (517,243)
  Items not involving cash:
    Depreciation and amortization......       24,117       108,073       553,851      143,963      139,757
    Software development costs.........       37,673            --            --           --           --
  Changes in non-cash working capital:
    Accounts receivable................          918      (328,141)     (323,600)    (605,713)    (809,632)
    Investment tax credit receivable...      (30,000)           --        50,000       50,000           --
    Inventory..........................     (121,623)       37,629        83,994           --           --
    Prepaid expenses...................       12,218        (4,436)      (22,237)       4,016      (25,016)
    Accounts payable...................       19,420        21,418       151,241      (52,457)      82,899
    Accrued liabilities................       32,349        (5,175)       15,762        1,440       43,729
    Deferred revenue...................           --            --     2,710,805           --      113,774
    Due from shareholder...............       31,600            --            --           --           --
                                         -----------   -----------   -----------   ----------   ----------
                                          (1,134,765)   (2,040,238)    1,650,010     (658,952)    (971,732)
Investing:
  Net additions to capital assets......     (183,636)     (887,589)     (350,580)     (12,979)     (87,680)

Financing:
  Issue of share capital, net..........    1,856,401       953,446     6,273,618      275,140      286,625
  Warrants.............................           --        80,000            --           --           --
  Increase (decrease) in long-term
    debt, net..........................      350,000     2,824,360       150,360      (12,201)     (31,240)
  Debt issuance costs..................           --      (449,231)           --           --           --
  Conversion of debentures.............           --       (45,300)   (2,932,360)    (163,265)          --
  Issue of promissory notes............           --       150,000            --           --           --
  Repayment of promissory notes........           --      (150,000)           --           --           --
                                         -----------   -----------   -----------   ----------   ----------
                                           2,206,401     3,363,275     3,491,618       99,674      255,385
                                         -----------   -----------   -----------   ----------   ----------
Increase (decrease) in cash and
  temporary investments................      888,000       435,448     4,791,048     (572,257)    (804,027)
Cash and temporary investments,
  beginning of year....................       37,128       925,128     1,360,576    1,360,576    6,151,624
                                         -----------   -----------   -----------   ----------   ----------
Cash and temporary investments, end of
  year.................................  $   925,128   $ 1,360,576   $ 6,151,624   $  788,319   $5,347,597
                                         ===========   ===========   ===========   ==========   ==========

Cash and temporary investments are defined to include restricted cash.

See accompanying notes to financial statements.

                            TELEBACKUP SYSTEMS INC.

                         NOTES TO FINANCIAL STATEMENTS
           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

CORPORATE PROFILE

     The Company develops and markets computer software designed to allow data backup via a modem or network.

     These financial statements are prepared in accordance with accounting principles generally accepted in Canada.

 1. SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue recognition:

     In the third quarter of 1998, the Company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2 with respect to software revenue recognition. Pursuant to SOP 97-2, four specific criteria must be met prior to recognizing revenue for a single-element arrangement or for amounts allocated to individual elements in a multiple-element arrangement. These four criteria are (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the vendor's fee is fixed or determinable; and (d) collectibility is probable. This change in revenue recognition has been applied on a retroactive basis which did not affect revenue for the years ended December 31, 1997 and 1996.

     The Company sells its software and any related hardware by way of a direct sale or on a revenue sharing basis.

     The Company previously recognized direct sales revenues from software licenses and hardware upon delivery and installation of the software and hardware products. Sales made on a revenue sharing basis may have required the purchaser to make an initial payment, as well as additional payments based upon a percentage of the future revenues generated by the purchaser. The initial payment was recorded as revenue at the time of delivery and installation of the software and hardware products. Future revenue sharing payments were recorded as revenue if and when earned.

(b) Capital assets:

     Capital assets are recorded at cost. Depreciation is provided using the following methods and rates:

                        ASSETS                                METHOD          RATE
                        ------                                ------          ----
Computer equipment.....................................  Declining balance     30%
Furniture and fixtures.................................  Declining balance     30%
World rights...........................................  Straight-line         20%
Software technology....................................  Straight-line         50%
Royalty reduction......................................  Straight-line         50%

(c) Debt issuance costs:

     Debt issuance costs are amortized to income over the term of the related debt financing.

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(d) Software research and development costs:

     Research costs are expensed as incurred. Costs related to internal development of software are expensed as incurred unless criteria for deferral and subsequent amortization are met. Specifically, internal software development costs are deferred once technological feasibility for a product is established. As at December 31, 1997, December 31, 1998, and March 31, 1999, the Company has not deferred internal software development costs, as completed development has coincided with technological feasibility.

(e) Investment tax credits:

     Scientific Research and Experimental Development ("SRED") investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(f) Inventory:

     Inventory, consisting primarily of turnkey computer systems assembled for demonstration purposes and ultimate sale, is recorded at the lesser of cost determined on a first-in first-out basis and market value.

(g) Per share data:

     Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted per share data has not been disclosed as the effect of the exercise of share options is not dilutive.

 2. RESTRICTED CASH

     Restricted cash consists of cash held in trust in connection with the payment of interest on certain debt.

 3. CAPITAL ASSETS

                                                          ACCUMULATED      NET BOOK
            DECEMBER 31, 1997                  COST       DEPRECIATION       VALUE
            -----------------               ----------    ------------    -----------
Computer equipment........................  $  312,560      $ 73,630      $  238,930
Furniture and fixtures....................      16,101         4,399          11,702
World rights..............................      50,000        12,500          37,500
Software technology.......................     300,000        25,000         275,000
Royalty reduction.........................     440,000            --         440,000
                                            ----------      --------      ----------
                                            $1,118,661      $115,529      $1,003,132
                                            ==========      ========      ==========

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 3. CAPITAL ASSETS (CONTINUED)

                                                          ACCUMULATED      NET BOOK
            DECEMBER 31, 1998                  COST       DEPRECIATION       VALUE
            -----------------               ----------    ------------    -----------
Computer equipment........................  $  629,185      $174,305      $  454,880
Furniture and fixtures....................      50,056        11,736          38,320
World rights..............................      50,000        22,500          27,500
Software technology.......................     300,000       179,775         120,225
Royalty reduction.........................     440,000       220,000         220,000
                                            ----------      --------      ----------
                                            $1,469,241      $608,316      $  860,925
                                            ==========      ========      ==========

                                                          ACCUMULATED      NET BOOK
              MARCH 31, 1999                   COST       DEPRECIATION       VALUE
              --------------                ----------    ------------    -----------
Computer equipment........................  $  716,865      $216,259      $  500,606
Furniture and fixtures....................      50,056        14,539          35,517
World rights..............................      50,000        25,000          25,000
Software technology.......................     300,000       217,275          82,725
Royalty reduction.........................     440,000       275,000         165,000
                                            ----------      --------      ----------
                                            $1,556,921      $748,073      $  808,848
                                            ==========      ========      ==========

     In October 1997, the Company entered into an agreement to license, on a permanent, unlimited and fully paid basis, a third party's patented data reduction process technology. In exchange for the license, the Company had agreed to issue 200,000 Common Shares at $1.50 per share, the market value of the shares.

     In November 1997, the Company renegotiated its royalty commitment whereby the royalty was converted from a 10% royalty to a $200,000 fixed annual royalty with a $2 million buyout option. The Company had agreed to issue 200,000 Common Shares at $2.20 per share, the market value of the shares, in exchange for the new royalty agreement.

 4. LONG-TERM DEBT

                                                   DECEMBER 31          MARCH 31
                                             -----------------------    ---------
                                                1997         1998         1999
                                             ----------    ---------    ---------
Debentures.................................  $2,705,060    $      --    $      --
Operating line of credit...................     500,000      427,060      395,820
                                             ----------    ---------    ---------
                                              3,205,060      427,060      395,820
Less:
  Current portion of operating line........    (124,800)    (124,800)    (124,800)
  Unamortized allocation to warrants of
     debenture proceeds....................     (76,000)          --           --
                                             ----------    ---------    ---------
                                             $3,004,260    $ 302,260    $ 271,020
                                             ==========    =========    =========

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 4. LONG-TERM DEBT (CONTINUED)
(a) Debentures:

     On September 30, 1997, the Company sold 27,500 Units, each consisting of a $100 principal amount debenture and warrants to purchase 33 Common shares of the Company. The debentures are unsecured, redeemable, convertible and due September 30, 2002 with interest at 6% payable semi-annually. The debentures are convertible at $1.50 per share. In conjunction with the debenture offering, the Company granted to the Agent, an option to purchase up to 2,751 Units at $100 per unit. During 1998, the Agent purchased all 2,751 Units and was issued debentures and warrants in accordance with the terms of the Units.

     The Debentures were redeemable by the Company:

          (i) anytime after September 30, 1999 following a period of twenty consecutive trading days during which the weighted average market price of the Common Shares equals or exceeds $3.00; or

          (ii) anytime following any period of twenty consecutive trading days during the weighted average market price of the Common Shares equals or exceeds $6.00.

     During 1997 $45,300 of debentures were converted into 30,198 common shares. In 1998, an additional $275,100 of debentures were issued to the Agent, and $2,932,360 of debentures were converted into 1,979,054 common shares and $11,800 of debentures where redeemed for cash. Unamortized debt issuance costs related to the convertible debentures were charged to share capital upon conversion of the related debentures.

(b) Credit facilities:

     At March 31, 1999 the Company has drawn $395,820 (December 31,
1998 -- $427,060, December 31, 1997 -- $500,000) on its operating line of credit due on demand. Borrowings bear interest at the bank's prime rate plus 3%. Notwithstanding the demand feature of the facility, it is classified as long-term as monthly payments of $10,420 plus interest are required to maturity on June 30, 2002. The operating line is renewable annually, however no principal payments were required prior to January 31, 1998 providing that certain conditions were satisfied. Annual principal repayments are approximately $124,800 (December 31, 1998 -- $124,800, December 31, 1997 -- $124,800) plus accrued interest.

     In addition, the Company has a revolving line of credit authorized to a limit of $150,000 which bears interest at the bank's prime rate plus 2%.

     Both credit facilities are secured by a general security agreement and an assignment of life insurance on an officer of the Company.

(c) Interest expense:

     Interest on long-term debt amounted to $20,566 and $7,242 for the three months ended March 31, 1998 and 1999, respectively. Interest on long-term debt amounted to $13,126, $73,912 and $168,410 for the years ended December 31, 1996, 1997 and 1998, respectively.

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 5. SHARE CAPITAL

(a) Authorized:

     Unlimited number of Common shares.

(b) Issued and to be issued:

                                                           NUMBER        AMOUNT
                                                         ----------    ----------
December 31, 1995......................................   2,737,500    $  172,308
Share split 2:1 basis..................................   2,737,500            --
Issued for cash, net of issue costs of $338,599........   1,600,000     1,661,401
Issued pursuant to private placement for cash..........     195,000       195,000
                                                         ----------    ----------
December 31, 1996......................................   7,270,000     2,028,709
Issued on exercise of stock options....................     173,000       216,250
Issued on conversion of debenture......................      30,198        45,300
To be issued, net of issue costs of $48,104 (note 3)...     400,000       691,896
                                                         ----------    ----------
December 31, 1997......................................   7,873,198     2,982,155
Issued on exercise of stock options....................     312,000       417,990
Issued on conversion of debentures, net of costs of
  $406,526.............................................   1,979,054     2,561,834
Issued on exercise of warrants, net of costs of
  $140,211.............................................     994,493     2,843,268
Allocation to warrants of debenture proceeds...........          --        80,000
                                                         ----------    ----------
December 31, 1998......................................  11,158,745    $8,885,247
Issued on exercise of stock options....................     204,700       286,625
                                                         ----------    ----------
March 31, 1999.........................................  11,363,445    $9,171,872
                                                         ==========    ==========

     The 400,000 common shares which were to be issued at December 31, 1997, were subject to relevant regulatory approval, which was received during 1998.

     On January 31, 1996, the shareholders of the Company approved a two for one Common share split which became effective February 16, 1996.

(c) Stock options and warrants:

     At December 31, the Company had issued options to employees and directors which will allow for the purchase of 755,000, 839,500 and 592,000 common shares for the years 1996, 1997 and 1998, respectively, at prices $1.25, $1.25 to $2.20 and $1.25 to $2.85 per share for the years 1996, 1997 and 1998, respectively. These options expire on various dates during 2001 and 2003.

     At March 31, 1999, the Company had issued 387,300 options to employees and directors exercisable at prices of $1.25 and $2.85 per share and expiring on various dates during 2001 and 2003.

     The Company issued 907,698 warrants in conjunction with the convertible debentures. Each warrant entitled the holder to purchase one additional Common Share at a price of $3.00 on or before September 30, 1999. The Company had the right upon 30 days written notice to redeem the warrants for $0.001 at any time following a period of 20 consecutive trading days during which the

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 5. SHARE CAPITAL (CONTINUED)
weighted average market price of the Company's common shares equaled or exceeded $4.00 per share. At December 31, 1998, 903,710 warrants had been exercised, and 3,988 warrants had been redeemed for aggregate consideration of $3.99.

 6. INCOME TAXES

     Income tax expense differs from the amount which would be computed by applying the federal and provincial combined statutory income tax rate to income before income taxes. The reasons for the difference are as follows:

                                  DECEMBER 31,                      MARCH 31,
                       -----------------------------------    ----------------------
                         1996         1997         1998         1998         1999
                       ---------    ---------    ---------    ---------    ---------
Income tax rate......       44.6%        44.6%        44.6%        44.6%        44.6%
Computed expected tax
  recovery...........  $(509,081)   $(833,844)   $(700,133)     (89,290)    (230,690)
Unrecognized benefit
  of tax losses......    509,081      833,844      700,133       89,290      230,690
                       ---------    ---------    ---------    ---------    ---------
                       $      --    $      --    $      --    $      --    $      --
                       =========    =========    =========    =========    =========

     The Company has available deductions for income tax purposes of approximately $4,400,000 at March 31, 1999 (December 31, 1998 -- $4,000,000,
December 31, 1997 -- $2,400,000) consisting of SRED expenditures and operating losses. The operating losses begin expiring in 2002. The Company also estimates that it has available SRED investment tax credits to reduce future income tax payable of approximately $200,000 at March 31, 1999 (December 31,
1998 -- $175,000, (December 31, 1997 -- $100,000).

     The Company earned refundable SRED investment tax credits prior to becoming a public company. These credits are shown as current assets, and along with the credits above, are subject to technical and financial audit by Revenue Canada. At December 31, 1998, the refundable credits had been received.

 7. COMMITMENTS

     (a) On December 29, 1994, the Company entered into an agreement which allowed the Company utilization of certain technology rights in exchange for a royalty commitment. On November 19, 1997, the royalty commitment was renegotiated, whereby the royalty was converted from a percentage-based royalty to a flat-fee royalty with a buy-out option, which provides the Company the right to call the buy-out option at any time (note 3)

     (b) The Company is committed to minimum rentals under premises leases of approximately $341,600 per year to 2002 and $231,600 per year to 2004.

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

 8. RELATED PARTIES

     (a) During the periods ended March 31, 1998 and 1999 and during the years ended December 31, 1996, 1997 and 1998, the Company purchased computer equipment totalling nil, nil, $278,975, $42,820 and nil, respectively, from a shareholder.

     (b) During the year ended December 31, 1997, interest of $15,000 was paid to two directors of the Company on account of $150,000 in promissory notes which were issued and repaid.

     (c) The Company leases office space from a shareholder for $3,600 per month.

 9. FINANCIAL INSTRUMENTS AND MAJOR CUSTOMERS

     The carrying value of cash and temporary investments, accounts receivable and accounts payable approximate their fair values due to the short maturity of these instruments. The fair value of the debentures was approximately $2,141,000 at December 31, 1997. The fair value of the Company's operating line approximates its carrying value due to its variable interest rate.

     During 1998, two customers of the Company individually represented 49% and 48% respectively, of the Company's revenues. In 1997, five customers of the Company individually represented 24%, 21%, 20%, 17% and 10%, respectively, of the Company's revenues. During 1996, three customers of the Company individually represented 42%, 35%, and 20%, respectively, of the Company's revenues.

10. SEGMENT INFORMATION

     The Company's method for determining what information to report about operating segments is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

     The Company's chief operating decision maker is considered to be the Company's President and CEO. The President and CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The financial information reviewed by the President and CEO is identical to the information presented in the accompanying Statements of Operations. Therefore, the Company operates in a single operating segment: developing and marketing computer software designed to allow data backup via a modem or network. The Company does not have significant international operations.

11. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

12. COMBINATION AGREEMENT

     On September 1, 1998 the Company signed a Combination Agreement (the "Agreement") with VERITAS Software Corporation (VERITAS). Consummation of the Agreement is subject to a number of conditions, including regulatory clearances in Canada and the United States, judicial clearance in Canada and formal approval by the shareholders of both companies.

     Under the terms of the Agreement, at the effective time the Company will issue to its shareholders, exchangeable shares which are exchangeable into common shares of VERITAS. The number of exchangeable shares to be issued to the Company's shareholders will be based on a sliding scale which is tied to an average of the VERITAS common share price for the 10 days prior to the closing of the transaction. In general terms, the total number of exchangeable shares to be issued shall equal (a) in the event that the average price is between U.S.$33.81 per share and U.S.$41.32 per share, 1,710,000 common shares of VERITAS (b) in the event that the average price is less than $33.81 per share, the number of common shares of VERITAS determined by dividing $57,808,000 (U.S.) by such average price, provided however, that, in such case, in no event shall the total exceed 1,900,000 common shares of VERITAS, (c) in the event that the average price is more than $41.32 per common share, the number of common shares of VERITAS determined by dividing $70,654,000 (U.S.) by such average price, provided however, that, in such case, in no event shall the total be less than 1,555,000 common shares of VERITAS.

     In the event that the Company's shareholders do not approve the terms of the Agreement, the Company shall pay to VERITAS a fee of U.S. $3 million and grant a worldwide, perpetual, royalty-free and fully-paid license to certain Company software. Also, should the Company be acquired within 12 months after the termination of the Agreement as described above a further U.S. $10 million amount becomes payable to VERITAS.

     In the event that the VERITAS shareholders do not approve the terms of the Agreement, VERITAS shall pay the Company a fee of U.S. $2 million and upon such payment, shall have a worldwide, perpetual, royalty-free and fully-paid license to use, modify, create derivative works of, copy and distribute certain Company software.

     On May 26, 1999 the shareholders of the Company voted to approve the combination agreement with VERITAS.

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

13. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

     The Company's financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined below:

(a) Statement of Operations:

     The application of U.S. GAAP would have the effect of including in compensation expense the value of common share purchase options granted to certain officers and employees by the Company's founding shareholders, as follows:

                                YEAR ENDED DECEMBER 31,                     MARCH 31,
                       -----------------------------------------    --------------------------
                          1996           1997           1998           1998           1999
                       -----------    -----------    -----------    -----------    -----------
Net loss as
  reported...........  $(1,141,437)   $(1,869,606)   $(1,569,806)      (200,201)      (517,243)
Increase in
  compensation
  expense............           --             --        132,000         79,000         18,000
                       -----------    -----------    -----------    -----------    -----------
Net loss, U.S.
  GAAP...............  $(1,141,437)   $(1,869,606)   $(1,701,806)      (279,201)      (535,243)
                       ===========    ===========    ===========    ===========    ===========
Net loss per share
  U.S. GAAP..........  $     (0.18)   $     (0.25)   $     (0.18)         (0.03)         (0.05)
                       ===========    ===========    ===========    ===========    ===========

     The Company retroactively adopted SOP 97-2 (see note 1(a)) for Canadian GAAP purposes in the third quarter of 1998. For US GAAP purposes SOP 97-2 requires prospective adoption beginning in the Company's first quarter of 1998. In the case of the Company's 1996 and 1997 revenue as recorded in accordance with Canadian GAAP, the application of SOP 97-2 would not have had any effect. As a result the Company's revenues as recorded in the Statement of Operations are the same under both Canadian an US GAAP.

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

13. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)
(b) Balance Sheet:

     The application of U.S. GAAP would have the following effect on the Balance Sheet as at December 31, 1997 from reclassifying shares issued which required regulatory approval from shareholders' deficit to liabilities. At December 31, 1998 the application of U.S. GAAP would not have an effect on assets or on the Balance Sheet captions presented below.

                                                        DECEMBER 31, 1997
                                             ---------------------------------------
                                                             INCREASE
                                             AS REPORTED    (DECREASE)    U.S. GAAP
                                             -----------    ----------    ----------
Liabilities................................  $3,271,808     $ 740,000     $4,011,808
Shareholders' deficiency...................      (1,641)     (740,000)      (741,641)

     In addition, under Canadian GAAP, at March 31, 1999 the Company classified $271,020 (December 31, 1998 -- $302,260, December 31, 1997 -- $375,200) of a
demand loan as a long-term liability because that portion of the scheduled installment payments are due beyond one year. Under U.S. GAAP, the entire note would be considered a current liability.

     (c) Statement of Changes in Financial Position:

     The application of U.S. GAAP would have the effect of eliminating non-cash items and excluding restricted cash from the definition of cash as follows:

                                                DECEMBER 31,               MARCH 31,
                                       ------------------------------   ---------------
                                       1996     1997         1998         1998     1999
                                       ----   ---------   -----------   --------   ----
Investing:
  Net additions of capital assets
     acquired with shares............   $--   $ 740,000   $        --   $     --    $--
  Restricted cash....................   --     (124,123)      124,123         --    --
Financing:
  Issue of shares for non-cash
     consideration and non-cash
     charges.........................   --     (785,300)   (2,561,834)  (163,265)   --
  Conversion of debentures...........   --       45,300     2,932,360    163,265
  Debt issue costs...................   --           --      (370,526)        --    --
                                        ==    =========   ===========   ========    ==

                            TELEBACKUP SYSTEMS INC.

           (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)
                         (AMOUNTS IN CANADIAN DOLLARS)

13. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)
     The Statement of Changes in Financial Position major categories would be presented under U.S. GAAP as follows:

                                     DECEMBER 31,                       MARCH 31,
                        --------------------------------------   -----------------------
                           1996          1997          1998         1998         1999
                        -----------   -----------   ----------   ----------   ----------
Operating
  activities..........  $(1,134,765)  $(2,040,238)  $1,650,010   $ (658,952)  $ (971,732)
Investing
  activities..........     (183,636)     (271,712)    (226,457)     (12,979)     (87,680)
Financing
  activities..........    2,206,401     2,623,275    3,491,618       99,674      255,385
                        ===========   ===========   ==========   ==========   ==========
                            888,000       311,325    4,915,171     (572,257)    (804,027)
Cash position at
  beginning of year...       37,128       925,128    1,236,453    1,360,576    6,151,624
                        -----------   -----------   ----------   ----------   ----------
Cash position at end
  of year.............  $   925,128   $ 1,236,453   $6,151,624   $  788,319   $5,347,597
                        ===========   ===========   ==========   ==========   ==========

     (d) Comprehensive income (loss):

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company adopted SFAS No. 130 on January 1, 1998, however, no incremental disclosures are required as the Company does not have any elements of comprehensive income (loss) except for the net loss reported in the Statements of Operations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY INFORMATION OR REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE CONVERTIBLE SUBORDINATED NOTES AND THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE. IT IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IF THE OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE AFFAIRS OF VERITAS MAY HAVE CHANGED SINCE THE DATE OF THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AT ANY TIME SUBSEQUENT TO ITS DATE.

                          VERITAS SOFTWARE CORPORATION
                                      AND
                         VERITAS OPERATING CORPORATION

                                 [VERITAS LOGO]

                                U.S. $12,460,000
                 5 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004
                                      AND
                  COMMON STOCK OF VERITAS SOFTWARE CORPORATION
                     ISSUABLE UPON CONVERSION OF THE NOTES

                              --------------------
                                   PROSPECTUS
                              --------------------


                                August 26, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses to be paid by the Registrant in connection with this offering are as follows. All amounts other than the Securities and Exchange Commission registration fee are estimates.

Securities and Exchange Commission registration fee.........  $  3,463
Printing and engraving expenses.............................    50,000
Legal fees and expenses.....................................    70,000
Accounting fees and expenses................................   100,000
Transfer agent and registrar fees and expenses..............    10,000
Miscellaneous...............................................     1,537
                                                              --------
  Total.....................................................  $235,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     As permitted by the Delaware General Corporation Law, the Registrant's restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by the Delaware General Corporation Law, the bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (iv) the rights conferred in the bylaws are not exclusive.

     The indemnification provisions in the bylaws and the indemnification agreements to be entered into between the Registrant and its officers and directors, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the Securities Act. The Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's restated certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

     The NSMG combination agreement and the TeleBackup combination agreement contain covenants on the part of the Registrant to maintain indemnification provisions in the charter documents of the surviving corporation of the NSMG combination and the TeleBackup combination which are identical to such provisions contained in the charter documents of VERITAS prior to the combinations. Registrant shall also honor, in all respects, all of the indemnity agreements entered into prior to the combinations, with VERITAS officers and directors, whether or not such persons continue in their positions with Registrant following the effective time. In addition, pursuant to the NSMG combination agreement, Registrant must use its commercially reasonable efforts to maintain director and officer liability insurance with coverages, which are similar to the coverages VERITAS maintained prior to the combinations for a period from and after the effective time until at least six years after the effective time. These covenants are contained in the NSMG combination agreement attached as Appendix A to the Registration Statement on Form S-4, as amended, filed with the Commission on April 21, 1999 under the heading "Indemnification and Insurance -- VERITAS" and in the TeleBackup combination agreement attached as Appendix G to the Registration Statement on Form S-4, as amended, filed with the Commission on April 21, 1999 under the heading "Indemnification."

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Not Applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

     The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT
NUMBER                          EXHIBIT TITLE
-------                         -------------
 2.01    Amended and Restated Agreement and Plan of Reorganization
         among Registrant, VERITAS Software Corporation ("Old
         VERITAS"), Seagate Technology, Inc., Seagate Software, Inc.
         ("Seagate Software") and Seagate Software NSMG (incorporated by reference to Exhibit 2.01 of the Registrant's
         Registration Statement on Form S-4, as amended, filed with the SEC on April 19, 1999 (the "April 1999 Form S-4"))
 2.02    Amended and Restated Combination Agreement by and between
         Old VERITAS and TeleBackup Systems Inc. ("TeleBackup")
         incorporated by reference to the April 1999 Form S-4
 3.01    Amended and Restated Certificate of Incorporation of
         Registrant (incorporated by reference to Exhibit 3.01 of the
         Registrant's Registration Statement on Form 8-A as amended, filed with the SEC on June 2, 1999) (the "June 1999 Form
         8-A")
 3.02    Certificate of Amendment of Registrant's Amended and
         Restated Certificate of Incorporation (incorporated by
         reference to Exhibit 3.02 of the June 1999 Form 8-A)
 3.03    Amended and Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.03 of the June 1999 Form 8-A)
 4.01    Registration Rights Agreement between Old VERITAS and
         Warburg, Pincus Investors, L.P. dated April 25, 1997
         (incorporated by reference to Exhibit 4.01 of Old VERITAS'
         Quarterly Report on Form 10-Q for the quarter ended June 30,
         1997 (the "June 1997 Form 10-Q"))
 4.02    Nomination Agreement between Old VERITAS and Warburg, Pincus
         Investors, L.P. dated April 25, 1997 (incorporated by
         reference to Exhibit 4.02 to the June 1997 Form 10-Q).
 4.03    Indenture dated as of October 1, 1997 between Old VERITAS
         and State Street Bank and Trust Company of California, N.A.
         (incorporated by reference to Exhibit 4.06 of Old VERITAS'
         Quarterly Report on Form 10-Q for the quarter ended
         September 30, 1997 (the "September 1997 Form 10-Q"))
 4.04    Amended and Restated First Supplemental Indenture dated July
         30, 1999 by and among VERITAS, Old VERITAS and State Street
         Bank and Trust of California, N.A. (incorporated by
         reference to Exhibit 4.04 of the Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-83777), as amended, filed with the SEC on July 27, 1999 (the "July 1999 Form
         S-1"))
 4.05    Registration Rights Agreement dated as of October 1, 1997
         between Old VERITAS and UBS Securities LLC (incorporated by reference to Exhibit 4.07 to the September 1997 Form 10-Q)
 4.06    Form of Rights Agreement between Registrant and the Right
         Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred
         Stock, as Exhibit B the Form of Right Certificate and as
         Exhibit C the Summary of Rights to Purchase Preferred Shares
         (incorporated by reference to Exhibit 4.06 of the April 1999
         Form S-4
 4.07    Form of Registration Rights Agreement between Registrant and
         Seagate Software (incorporated by reference to Exhibit 4.07 of the April 1999 Form S-4

EXHIBIT
NUMBER                          EXHIBIT TITLE
-------                         -------------
 4.08    Form of Stockholder Agreement between Registrant, Old
         VERITAS, Seagate Software and Seagate Technology
         (incorporated by reference to Exhibit 4.08 of the April 1999
         Form S-4)
 4.09    Form of Specimen Stock Certificate (incorporated by
         reference to Exhibit 4.01 of Old VERITAS' Registration
         Statement on Form S-1 (SEC File No. 33-70726) dated October
         22, 1993, as amended)
 4.10    Form of Indenture among Registrant, VERITAS Operating
         Corporation and State Street Bank and Trust Company of
         California, N.A., as Trustee (incorporated by reference to
         Exhibit 4.10 of the Registrant's Registration Statement on
         Form S-1 (SEC File No. 333-83775), as amended, filed with
         the SEC on July 27, 1999)
 5.01+   Opinion of Fenwick & West LLP
 5.02+   Opinion of Winthrop, Stimson, Putnam & Roberts
 9.01    Form of Voting, Support and Exchange Trust Agreement by and
         among the Registrant, Old VERITAS, TeleBackup and Montreal
         Trust Company of Canada (incorporated by reference to
         Exhibit 9.01 of the April 1999 Form S-4)
10.01*   Development and License Agreement between Seagate
         Technology, Inc. and the Registrant (incorporated by
         reference to Exhibit 10.01 of the April 1999 Form S-4)
10.02*   Cross License Agreement and OEM Agreement between Seagate
         Software Information Management Group, Inc. and the
         Registrant (incorporated by reference to Exhibit 10.02 of
         the April 1999 Form S-4)
10.03    VERITAS 1993 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.03 of the April 1999 Form S-4).
10.04    VERITAS 1993 Employee Stock Purchase Plan, as amended
         (incorporated by reference to Exhibit 10.04 of the April
         1999 Form S-4)
10.05    VERITAS 1993 Directors Stock Option Plan, as amended
         (incorporated by reference to Exhibit 10.04 to VERITAS'
         Registration Statement on Form S-4 filed with the SEC on
         March 24, 1997 (the "March 1997 Form S-4"))
10.06    OpenVision Technologies, Inc. 1996 Employee Stock Purchase
         Plan, as amended (incorporated by reference to Exhibit 10.19 to the March 1997 Form S-4)
10.07    Office building sublease dated February 27, 1998, by and
         between VERITAS and Space Systems/Loral, Inc. (incorporated by reference to Exhibit 10.14 of VERITAS' Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the
         "September 1998 Form 10-Q"))
10.08    Office building lease dated April 30, 1998, by and between
         VERITAS and Ryan Companies US, Inc. (incorporated by
         reference to Exhibit 10.15 of the September 1998 Form 10-Q)
10.09    VERITAS' 1997 Chief Executive Officer Compensation Plan
         (incorporated by reference to Exhibit 10.05 of VERITAS'
         Annual Report on Form 10-K for the year ended December 31,
         1997 filed with the SEC on March 2, 1998 (the "1997 Form
         10-K"))
10.10    VERITAS' 1997 Executive Officer Compensation Plan
         (incorporated by reference to Exhibit 10.06 of the 1997 Form
         10-K)
10.11    Form of Key Employee Agreement (incorporated by reference to
         Exhibit 10.11 of the April 1999 Form S-4)
10.12    Office Building Lease, dated September 2, 1994, as amended, by and between VERITAS and John Arriliaga and Richard T.
         Peery regarding property located in Mountain View,
         California (incorporated by reference to Exhibit 10.09 of
         the VERITAS' Annual Report on Form 10-K for the year ended
         December 31, 1994 filed with the SEC on March 29, 1995)

EXHIBIT
NUMBER                          EXHIBIT TITLE
-------                         -------------
10.13    Amendment No 1. to Office Building Lease dated May 28, 1997 by and between VERITAS and John Arriliaga and Richard T.
         Perry (incorporated by reference to Exhibit 10.12 of the
         1997 Form 10-K)
10.14    Agreement dated November 7, 1996 between VERITAS Software
         India Pvt. Ltd. and Talwalkar & Talwalkar and Mr. Rajendra
         Dattatraya Pathak, Mrs. Kamal Trimbak Nighojkar, Mrs. Bakul
         Prabhakar Pathak, Mrs. Nalini Manohar Saraf, Mr. Narhar
         Vaman Pandit, Mr. Madhav Narhar Pandit, Ms. Madhavi Damodar
         Thite, and Ms. Medha Narhar Pandit relating to the
         development of certain premises in Pune, India (incorporated by reference to Exhibit 10.12 to the March 1997 Form S-4)
10.15    Form of Indemnification Agreement to be entered into between
         Registrant and each of its Directors and Officers
         (incorporated by reference to Exhibit 10.15 of the April
         1999 Form S-4)
10.16    Amendment No. 1 to Cross-License and OEM Agreement between
         Seagate Software Information Management Group, Inc. and the
         Registrant (incorporated by reference to Exhibit 10.16 of
         the April 1999 Form S-4)
10.17    Participation Agreement dated April 23, 1999 by and among
         Old VERITAS, First Security Bank, National Association, as
         "Owner Trustee," various banks and other lending
         institutions which are parties thereto from time to time as
         "Holders," various banks and other lending institutions
         which are parties thereto from time to time as "Lenders,"
         NationsBank, N.A., as "Agent" for the Lenders and the
         Holders, and various parties thereto from time to time as
         "Guarantors" (incorporated by reference to Exhibit 10.17 of the July 1999 Form S-1)
10.18    Grant Deed dated April 23, 1999 recording grant of real
         property to First Security Bank, National Association as
         "Owner Trustee" by Fairchild Semiconductor Corporation of
         California (incorporated by reference to Exhibit 10.20 of
         the July 1999 Form S-1)
10.19    Memorandum of Lease Agreement and Lease Supplement No. 1 and
         Deed of Trust dated April 23, 1999 among Old VERITAS, First
         Security Bank, National Association and Chicago Title
         Company (incorporated by reference to Exhibit 10.21 of the
         July 1999 Form S-1)
10.20    Memorandum of Lease Agreement and Lease Supplement No. 2 and
         Deed of Trust dated April 23, 1999 among Old VERITAS, First
         Security Bank, National Association and Chicago Title
         Company (incorporated by reference to Exhibit 10.22 of the
         July 1999 Form S-1)
10.21    Collateral Assignment of Sublease dated April 23, 1999 made by Old VERITAS to First Security Bank, National Association
         (incorporated by reference to Exhibit 10.23 of the July 1999
         Form S-1)
10.22    Sublease Agreement dated April 23, 1999 by and between Old
         VERITAS and Fairchild Semiconductor Corporation of
         California (incorporated by reference to Exhibit 10.24 of
         the July 1999 Form S-1)
10.23    Certificate re: Representations and Warranties dated April
         20, 1999 by Fairchild Semiconductor Corporation of
         California and addressed to Old VERITAS (incorporated by
         reference to Exhibit 10.25 of the July 1999 Form S-1)
10.24    Security Agreement dated April 23, 1999 between First
         Security Bank, National Bank, as "Owner Trustee" and
         NationsBank, N.A., as Agent for the "Lenders" and the
         "Holders" (incorporated by reference to Exhibit 10.26 of the
         July 1999 Form S-1)
10.25    Form of Agreement of Purchase and Sale by and between
         Fairchild Semiconductor Corporation of California and Old
         VERITAS (incorporated by reference to Exhibit 10.27 of the
         July 1999 Form S-1)

EXHIBIT
NUMBER                          EXHIBIT TITLE
-------                         -------------
10.26    First Amendment dated April 14, 1999 and Agreement of
         Purchase and Sale dated March 29, 1999 by and between
         Fairchild Semiconductor Corporation of California and Old
         VERITAS (incorporated by reference to Exhibit 10.28 of the
         July 1999 Form S-1)
10.27    Agency Agreement between Old VERITAS and First Security
         Bank, National Association, as "Owner Trustee" (incorporated by reference to Exhibit 10.29 of the July 1999 Form S-1)
10.28    Master Lease Agreement dated April 23, 1999 between First
         Security Bank, National Association and Old VERITAS
         (incorporated by reference to Exhibit 10.30 of the July 1999
         Form S-1)
21.01    Subsidiaries of Registrant (incorporated by reference to
         Exhibit 21.01 of the April 1999 Form S-4)
23.01    Consent of Ernst & Young LLP, Independent Auditors
23.02    Consent of Ernst & Young LLP, Independent Auditors
23.03    Consent of Independent Accountants
23.04+   Consent of Fenwick & West LLP (included in Exhibit 5.01)


-------------------------
* Confidential treatment has been granted with respect to certain portions of this document.


+ Previously filed.


(b) Financial Statement Schedules.

     The following financial statement schedule for the years ended December 31, 1998, 1997 and 1996 should be read in conjunction with the consolidated financial statements of VERITAS Software Corporation filed as part of this Registration Statement:

     - Schedule II -- Valuation and Qualifying Accounts

     Schedules other than that listed above have been omitted since they are either not required, not applicable, or because the information required is included in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933:

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, VERITAS Software Corporation has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, County of Santa Clara, State of California, on the 26th day of August, 1999.


                                          VERITAS SOFTWARE CORPORATION


                                          By:      /s/ JAY A. JONES

                                          --------------------------------------

                                          Jay A. Jones


                                          Senior Vice President,


                                          Chief Administrative Officer


                                          and Secretary



     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
PRINCIPAL EXECUTIVE OFFICER:

                  */s/ MARK LESLIE                     Chief Executive Officer and   August 26, 1999
-----------------------------------------------------     Chairman of the Board
                     Mark Leslie

PRINCIPAL FINANCIAL AND
PRINCIPAL ACCOUNTING OFFICER:

                */s/ KENNETH LONCHAR                      Senior Vice President,     August 26, 1999
-----------------------------------------------------  Finance and Chief Financial
                   Kenneth Lonchar                               Officer

ADDITIONAL DIRECTORS:

               */s/ FRED VAN DEN BOSCH                           Director            August 26, 1999
-----------------------------------------------------
                 Fred van den Bosch

                                                                 Director
-----------------------------------------------------
Steven Brooks

             */s/ TERENCE R. CUNNINGHAM                          Director            August 26, 1999
-----------------------------------------------------
                Terence R. Cunningham

                                                                 Director
-----------------------------------------------------
William H. Janeway

               */s/ GREGORY B. KERFOOT                           Director            August 26, 1999
-----------------------------------------------------
                 Gregory B. Kerfoot

                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
                */s/ STEPHEN J. LUCZO                            Director            August 26, 1999
-----------------------------------------------------
                  Stephen J. Luczo

                */s/ JOSEPH D. RIZZI                             Director            August 26, 1999
-----------------------------------------------------
                   Joseph D. Rizzi

                                                                 Director
-----------------------------------------------------
Geoffrey W. Squire

                *By: /s/ JAY A. JONES
     ------------------------------------------
                         Jay A. Jones
                      Attorney-in-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, VERITAS Operating Corporation has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, County of Santa Clara, State of California, on the 26th day of August, 1999.


                                          VERITAS OPERATING CORPORATION


                                          By:      /s/ JAY A. JONES

                                          --------------------------------------

                                          Jay A. Jones


                                          Senior Vice President,


                                          Chief Administrative Officer


                                          and Secretary



     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
PRINCIPAL EXECUTIVE OFFICER:

                  */s/ MARK LESLIE                     Chief Executive Officer and   August 26, 1999
-----------------------------------------------------     Chairman of the Board
                     Mark Leslie

PRINCIPAL FINANCIAL AND
PRINCIPAL ACCOUNTING OFFICER:

                */s/ KENNETH LONCHAR                      Senior Vice President,     August 26, 1999
-----------------------------------------------------  Finance and Chief Financial
                   Kenneth Lonchar                               Officer

ADDITIONAL DIRECTORS:

               */s/ FRED VAN DEN BOSCH                           Director            August 26, 1999
-----------------------------------------------------
                 Fred van den Bosch

                 */s/ STEVEN BROOKS                              Director            August 26, 1999
-----------------------------------------------------
                    Steven Brooks

                                                                 Director
-----------------------------------------------------
William H. Janeway

                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
                */s/ JOSEPH D. RIZZI                             Director            August 26, 1999
-----------------------------------------------------
                   Joseph D. Rizzi

                                                                 Director
-----------------------------------------------------
Geoffrey W. Squire

                *By: /s/ JAY A. JONES
     ------------------------------------------
                         Jay A. Jones
                      Attorney-in-Fact

                          VERITAS SOFTWARE CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                         BALANCE AT    CHARGED TO                     BALANCE AT
                                         BEGINNING     OPERATING                         END
                                          OF YEAR       EXPENSES     DEDUCTIONS(1)     OF YEAR
                                         ----------    ----------    -------------    ----------
                                                             (IN THOUSANDS)
Allowance for doubtful accounts:
  Year ended December 31, 1998.........    $1,597        $1,032           $57           $2,572
  Year ended December 31, 1997.........    $  697        $  900           $--           $1,597
  Year ended December 31, 1996.........    $  807        $  (75)          $35           $  697

---------------
(1) Deductions related to the allowance for doubtful accounts represent amounts written off against the allowance.

                                   EXHIBIT INDEX


EXHIBIT
NUMBER                          EXHIBIT TITLE
-------                         -------------
23.01    Consent of Ernst & Young LLP, Independent Auditors
23.02    Consent of Ernst & Young LLP, Independent Auditors
23.03    Consent of Independent Accountants